

10011228

MGIC Investment Corporation

Notice of 2010 Annual Meeting and Proxy Statement

2009 Annual Report to Shareholders

MGIC Investment Corporation

March 26, 2010

Dear Shareholder:

It is my pleasure to invite you to attend our Annual Meeting of Shareholders to be held on Thursday, May 6, 2010, at the Marcus Center for the Performing Arts in Milwaukee, Wisconsin.

At our meeting this year, we will ask shareholders to elect the three directors named in the Proxy Statement to our Board of Directors, approve our Shareholder Rights Agreement and ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2010. We will also report on our business.

Your vote is important. Even if you plan to attend the meeting, we encourage you to sign the enclosed proxy card for voting your shares. Please read our Proxy Statement for more information about our meeting and the voting process.

Our Annual Report to Shareholders, which follows the Proxy Statement in this booklet, is a separate report and is not part of this proxy statement.

Sincerely,

Curt S. Culver

Curt S. Culver
Chairman and
Chief Executive Officer

IMPORTANT VOTING INFORMATION

If you hold your shares in "street name," meaning your shares are held in a stock brokerage account or by a bank or other nominee, the U.S. Securities and Exchange Commission (the "SEC") has approved a New York Stock Exchange rule that changes the manner in which your vote in the election of directors will be handled beginning with the upcoming annual meeting of MGIC Investment Corporation.

If you hold your shares in street name, you will have received a vote instruction form from the holder of record containing instructions that you must follow in order for your shares to be voted. In the past, if you did not transmit your voting instructions before the annual meeting, your broker could vote on your behalf on the election of directors and other matters considered to be routine.

A New Rule for Shareholder Voting

Effective on January 1, 2010, your broker is no longer permitted to vote on your behalf on the election of directors unless you provide specific instructions by following the instructions from your broker about voting your shares by completing and returning the vote instruction form. For your vote to be counted in the election of directors, you now will need to communicate your voting decisions to your bank, broker or other holder of record before the date of the annual meeting.

Your Participation in Voting the Shares You Own is Important

Voting your shares is important to ensure that you have a say in the governance of your company and to fulfill the objectives of the majority voting standard that MGIC Investment Corporation applies in the election of directors. Please review the proxy materials and follow the relevant instructions to vote your shares. We hope you will exercise your rights and fully participate as a shareholder in the future of MGIC Investment Corporation.

More Information is Available

If you have any questions about this new rule or the proxy voting process in general, please contact the bank, broker or other holder of record through which you hold your shares. The SEC also has a website (www.sec.gov/spotlight/proxymatters.shtml) with more information about voting at annual meetings. Additionally, you may contact our Senior Vice President — Investor Relations at (414) 347-6480.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 6, 2010

Our Proxy Statement and 2009 Annual Report to Shareholders are available at http://mtg.mgic.com/proxyinfo. Your vote is very important. Whether or not you plan to attend the annual meeting, we hope you will vote as soon as possible. You may submit your proxy or vote instruction card for the annual meeting by completing, signing, dating and returning your proxy or vote instruction card in the pre-addressed envelope provided. No postage is required if mailed in the United States. If you attend the meeting, you may vote in person, even if you have previously returned your proxy or vote instruction card.

MGIC Investment Corporation

Notice of Annual Meeting of Shareholders
To Be Held On
May 6, 2010

To Our Shareholders:

The Annual Meeting of Shareholders of MGIC Investment Corporation will be held at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin, on May 6, 2010, at 9:00 A.M., to vote on the following matters:

(1) Election of the three directors named in the Proxy Statement, each for a three-year term;

(2) Approval of our Shareholder Rights Agreement;

(3) Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2010; and

(4) Any other matters that properly come before the meeting.

Only shareholders of record at the close of business on March 5, 2010 will be entitled to vote at the annual meeting and any postponement or adjournment of the meeting.

By Order of the Board of Directors

Jeffrey H. Lane, Secretary
March 26, 2010

YOUR VOTE IS IMPORTANT
PLEASE PROMPTLY COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD

MGIC INVESTMENT CORPORATION

P.O. Box 488,
MGIC Plaza,
Milwaukee, WI 53201

Proxy Statement

Our Board of Directors is soliciting proxies for the Annual Meeting of Shareholders to be held at 9:00 A.M., Thursday, May 6, 2010, at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin, and at any postponement or adjournment of the meeting. This proxy statement and the enclosed form of proxy are being mailed to shareholders beginning on approximately March 26, 2010. Our Annual Report to Shareholders for the fiscal year ended December 31, 2009, which follows the proxy statement in this booklet, is a separate report and is not part of this proxy statement. If you have any questions about attending our annual meeting, you can call our Senior Vice President — Investor Relations at (414) 347-6480.

About the Meeting and Proxy Materials

What is the purpose of the annual meeting?

At our annual meeting, shareholders will act on the matters outlined in our notice of meeting on the preceding page, including the election of the three directors named in the proxy statement, approval of our Shareholder Rights Agreement and ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2010. In addition, management will report on our performance during the last year and, after the meeting, respond to questions from shareholders.

Who is entitled to vote at the meeting?

Only shareholders of record at the close of business on March 5, 2010, the record date for the meeting, are entitled to receive notice of and to participate in the annual meeting. For each share of Common Stock that you held on that date, you are entitled to one vote on each matter considered at the meeting. On the record date, 125,561,696 shares of Common Stock were outstanding and entitled to vote.

What is a proxy?

A proxy is another person you legally designate to vote your shares. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card.

How do I vote my shares?

If you are a shareholder of record, meaning your shares are registered directly in your name with Wells Fargo Bank Minnesota, N.A., our stock transfer agent, you may vote your shares by completing, signing and returning the enclosed proxy card in the envelope provided. If you attend the meeting, you may withdraw your proxy and vote your shares in person.

If you hold your shares in "street name," meaning your shares are held in a stock brokerage account or by a bank or other nominee, your broker or nominee has enclosed or provided a vote instruction form for you to use to direct the broker or nominee how to vote your shares. Certain of these institutions offer telephone and Internet voting.

If you hold shares as a participant in our Profit Sharing and Savings Plan and Trust, you may use the enclosed proxy card to instruct the plan trustee how to vote those shares. The trustee will vote shares held in your account in accordance with your instructions and the plan terms. The plan trustee may vote the shares for you if your proxy card is not received at least five days before the annual meeting date.

Please contact our Senior Vice President — Investor Relations at (414) 347-6480 if you would like directions on attending the annual meeting and voting in person. At our meeting, you will be asked to show some form of identification (such as your driving license).

Can I change my vote after I return my proxy card?

Yes. If you are a shareholder of record, you can revoke your proxy at any time before your shares are voted by advising our corporate Secretary in writing, by submitting a signed proxy with a later date, or by voting in person at the meeting. If your shares are held in street name by a broker, bank or nominee, or in our Profit Sharing and Savings Plan and Trust, you must follow the instructions of the broker, bank, nominee or plan trustee on how to change your vote.

How are the votes counted?

A quorum is necessary to hold the meeting and will exist if a majority of the 125,561,696 shares of Common Stock outstanding on the record date are represented, in person or by proxy, at the meeting. Votes cast by proxy or in person at the meeting will be counted by Wells Fargo Bank Minnesota, N.A., which has been appointed by our Board to act as inspector of election for the meeting.

Shares represented by proxy cards marked "Abstain" will be counted to determine the presence of a quorum, but will not be counted as votes for or against any matter. "Broker non-votes," which occur when a broker or other nominee does not vote on a particular matter because the broker or other nominee does not have authority to vote without instructions from the beneficial owner of the shares and has not received such instructions, will be counted for quorum purposes but will not be counted as votes for or against any matter. Beginning with this year's annual meeting, brokers and other nominees no longer have discretionary authority to vote shares in the election of directors without instructions from the beneficial owner of the shares. Brokers do have discretionary authority to vote shares on the ratification of the appointment of the independent registered public accounting firm without instructions from the beneficial owner.

What are the Board's recommendations?

Our Board of Directors recommends a vote **FOR** all of the nominees for director (Item 1), **FOR** approval of our Shareholder Rights Agreement (Item 2) and **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2010 (Item 3).

If you sign and return a proxy card without specifying how you want your shares voted, the named proxies will vote your shares in accordance with the recommendations of the Board for all Items and in their best judgment on any other matters that properly come before the meeting.

Will any other items be acted upon at the annual meeting?

The Board does not know of any other business to be presented at the annual meeting. No shareholder proposals will be presented at this year's annual meeting.

What are the deadlines for submission of shareholder proposals for the next annual meeting?

Shareholders may submit proposals on matters appropriate for shareholder action at future annual meetings by following the SEC's rules. Proposals intended for inclusion in next year's proxy materials must be received by our Secretary no later than November 26, 2010 .

Under our Bylaws, a shareholder who wants to bring business before the annual meeting that has not been included in the proxy materials for the meeting, or who wants to nominate directors at the meeting, must be eligible to vote at the meeting and give written notice of the proposal to our corporate Secretary in accordance with the procedures contained in our Bylaws. Our Bylaws require that shareholders give notice to our Secretary at least 45 and not more than 70 days before the first anniversary of the date set forth in our proxy statement for the prior Annual Meeting as the date on which we first mailed such proxy materials to shareholders. For the 2011 annual meeting, the notice must be received by the Secretary no later than

February 9, 2011, and no earlier than January 15, 2011. For director nominations, the notice must comply with our Bylaws and provide the information required to be included in the proxy statement for individuals nominated by our Board. For any other proposals, the notice must describe the proposal and why it should be approved, identify any material interest of the shareholder in the matter, and include other information required by our Bylaws.

Who pays to prepare, mail and solicit the proxies?

We will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, our employees may solicit proxies by telephone, email, facsimile or personal interview. We have also engaged D.F. King & Co., Inc. to provide proxy solicitation services for a fee of up to $15,000, plus expenses, including charges by brokers, banks and other nominees to forward proxy materials to the beneficial owners of our Common Stock.

Stock Ownership

The following table identifies the beneficial owners of more than 5% of our Common Stock as of December 31, 2009 based on information filed with the SEC, unless more recent information filed with the SEC filing is available. The table also shows the amount of our Common Stock beneficially owned by our named executive officers and all directors and executive officers as a group. Unless otherwise noted, the parties listed in the table have sole voting and investment power over their shares, and information regarding our directors and named executive officers is given as of March 5, 2010. Information about the Common Stock that our directors beneficially own appears below in connection with their biographies. See "Item 1 — Election of Directors."

Name	Shares Beneficially Owned	Percent of Class
Old Republic International Corporation[1] 307 North Michigan Avenue Chicago, IL 60601	18,641,059	14.8%
FMR, LLC[2] 82 Devonshire Street Boston, Massachusetts 02109	13,601,676	10.3%
BlackRock, Inc.[3] 40 East 52nd Street New York, NY 10022	6,812,666	5.4%
Curt S. Culver[4]	872,992	*
J. Michael Lauer[4]	465,345	*
Patrick Sinks[4]	280,048	*
Jeffrey H. Lane[4]	242,841	*
Lawrence J. Pierzchalski[4]	242,730	*
All directors and executive officers as a group (17 persons)[4][5]	3,407,922	2.7%

* Less than 1%

(1) Old Republic International Corporation, which reported ownership on behalf of itself and several of its wholly owned subsidiaries, reported that it had shared voting and investment power for all of the shares. Old Republic International Corporation owns Republic Mortgage Insurance Corporation, which is one of our competitors.

(2) These shares are beneficially owned by Fidelity Management & Research Company ("Fidelity"), a registered investment adviser and wholly-owned subsidiary of FMR LLC. Edward C. Johnson 3d and FMR LLC, through their control of Fidelity and the investment companies for which Fidelity acts as investment adviser ("Funds"), each has sole investment power as to these shares; the Funds' Boards of Trustees have sole voting power as to such shares. The shares listed include 6,356,076 shares resulting from the assumed conversion of $85.8 million principal amount of our 9% Convertible Junior Subordinated Debentures.

(3) BlackRock, Inc. reported ownership on behalf of itself and several of its wholly owned subsidiaries.

(4) Includes shares that could be purchased on the record date or within 60 days thereafter by exercise of stock options granted to the executive officers: Mr. Culver — 355,000; Mr. Lauer — 119,000; Mr. Sinks — 68,000; Mr. Pierzchalski — 119,000; Mr. Lane — 102,800; and all executive officers as a group — 853,050. Also includes shares held in our Profit Sharing and Savings Plan and Trust by the executive officers: Mr. Culver — 12,673; Mr. Lauer — 53,182; Mr. Sinks — 11,712; and all executive officers as a group — 195,771. Also includes restricted shares over which the executive officer has sole voting power but no investment power: Mr. Culver — 64,160; Mr. Lauer — 8,694; Mr. Sinks — 40,100; Mr. Pierzchalski — 21,654; Mr. Lane — 10,314; and all executive officers as a group — 154,251. Excludes shares underlying restricted stock units ("RSUs") that cannot be settled in Common Stock within 60 days of the record date: Mr. Culver — 470,096; Mr. Lauer — 163,518; Mr. Sinks — 278,810; Mr. Pierzchalski — 150,558; Mr. Lane — 161,898; and all executive officers as a group — 1,384,619. Also includes shares for which voting and investment power are shared as follows: Mr. Lauer — 284,469; and all directors and executive officers as a group — 329,708.

(5) Includes an aggregate of 91,863 shares underlying RSUs held by our non-management directors, which could be settled in shares of Common Stock within 60 days of the record date. Also includes an aggregate of 172,984 restricted shares held by all directors and executive officers as a group. The beneficial owners have sole voting power but no investment power over the restricted shares. Excludes an aggregate of 610,890 share units held by our non-management directors that cannot be settled in shares of Common Stock.

Item 1 — *Election of Directors*

Our Board of Directors is divided into three classes, with directors in each class serving for a term of three years. One class of directors is elected at each annual meeting. The Board, upon the recommendation of the Management Development, Nominating and Governance Committee, has nominated three directors for re-election to the Board to serve until our 2013 annual meeting of shareholders. If any nominee is not available for election, proxies will be voted for another person nominated by the Board or the size of the Board will be reduced.

Majority Voting

The Company has adopted a majority vote standard for the election of directors in uncontested elections. Under this standard, each nominee must receive a "majority vote" at the meeting to be elected a director. A "majority vote" means that when there is a quorum present, more than 50% of the votes cast in the election of the director are cast "for" the director, with votes cast being equal to the total of the votes "for" the election of the director plus the votes "withheld" from the election of the director. Broker non-votes and abstentions will be disregarded in the calculation of a "Majority Vote." In addition, any director who does not receive a majority vote at the annual meeting is required to send our Board a resignation. The effectiveness of the resignation is contingent upon Board acceptance. The Board will accept or reject a resignation in its discretion after receiving a recommendation made by our Management Development, Nominating and Governance Committee and will promptly publicly disclose its decision regarding the director's resignation (including the reason(s) for rejecting the resignation, if applicable).

Information About Nominees

The Board believes that the Board, as a whole, should possess a combination of skills, professional experience, and diversity of backgrounds necessary to oversee our business. In addition, the Board believes that there are certain attributes that every director should possess, as reflected in the Board's membership criteria. Accordingly, the Board and the Management Development, Nominating and Governance Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and our current and future needs.

The Management Development, Nominating and Governance Committee is responsible for developing Board membership criteria and recommending these criteria to the Board. The criteria, which are set forth in our Corporate Governance Guidelines, include an inquiring and independent mind, sound and considered judgment, high standards of ethical conduct and integrity, well-respected experience at senior levels of business, academia, government or other fields, ability to commit sufficient time and attention to Board activities, anticipated tenure on the Board, and whether an individual will enable the Board to continue to have a substantial majority of independent directors.

In addition, the Management Development, Nominating and Governance Committee in conjunction with the Board evaluates the composition of the Board to assess the skills and experience that are currently represented on the Board, as well as the skills and experience that the Board will find valuable in the future, given our prospective retirements due to the Board's policy that a director may not stand for election if he is age 72 or more. The Management Development, Nominating and Governance Committee seeks a variety of occupational and personal backgrounds on the Board in order to obtain a range of viewpoints and perspectives and enable the Board to have access to a diverse body of talent and expertise relevant to our activities. The Committee's and the Board's evaluation of the Board's composition enables the Board to consider the skills and experience it seeks in the Board as a whole, and in individual directors, as our needs evolve and change over time and to assess the effectiveness of the Board's efforts at pursuing diversity. In identifying director candidates from time to time, the Management Development, Nominating and Governance Committee may establish specific skills and experience that it believes we should seek in order to constitute a balanced and effective board.

In evaluating incumbent directors for renomination to the Board, as well as the skills and experience that other directors bring to the Board, the members of the Management Development, Nominating and Governance Committee have considered a variety of factors. These include each director's independence, financial literacy, personal and professional accomplishments, tenure on the Board, experience in light of our needs, and past performance on the Board based on feedback from other Board members.

Information about our directors, three of whom are nominees for election at the annual meeting, appears below. The biographical information is as of February 1, 2010 and, for each director, includes a discussion about the skills and qualifications that the Board has determined support the director's continued service on the Board.

NOMINEES FOR DIRECTOR —
Term Ending 2013

		Shares Beneficially Owned[1]
	**James A. Abbott,** 70, a Director since 1989, has been Chairman and a principal of American Security Mortgage Corp., a mortgage banking firm, since June 1999. He served as President and Chief Executive Officer of First Union Mortgage Corporation, a mortgage banking company licensed in all 50 states and nationally ranked in the top 10 in origination and loan servicing during his tenure, from January 1980 to December 1994. Mr. Abbott brings to the Board more than 40 years of experience in the mortgage banking industry gained through his service as chairman and as chief executive officer of two mortgage banking companies, and in banking as a member of the corporate management committee of a major bank holding company for 15 years.	85,388[2][3]

		Shares Beneficially Owned[1]
	**Thomas M. Hagerty,** 47, a Director since 2001, has been a managing director with Thomas H. Lee Partners, L.P. and its predecessor Thomas H. Lee Company ("THL"), a private investment firm, since 1992 and has been with the firm since 1988. Mr. Hagerty previously was in the Mergers and Acquisitions Department of Morgan Stanley & Co. Incorporated. He is also a director of Ceridian Corporation, Fidelity National Financial, Inc., Fidelity National Information Services, Inc. and MoneyGram International, Inc. In addition, during the past five years, Mr. Hagerty served as a director of Metris Companies, Inc. (through 2005), Hilltop Holdings Inc. (formerly Affordable Residential Communities Inc.) (through 2005) and Syratech Corporation (through 2005). In an attempt to preserve the value of an investment in Conseco, Inc. by an affiliate of THL, Mr. Hagerty served as the interim chief financial officer of Conseco from July 2000 until April 2001. In December 2002, Conseco filed a petition under the federal bankruptcy code. Mr. Hagerty brings to the Board experience in and knowledge of the financial services and investment industries, expertise in analyzing and monitoring substantial investment positions gained through his work in private equity, expertise in evaluating companies' strategies, operations and risks gained through his work in investment banking, and corporate governance experience acquired through his service on numerous public company boards.	94,805[3]
	**Michael E. Lehman,** 59, a Director since 2001, was the Executive Vice President and Chief Financial Officer of Sun Microsystems, Inc., a provider of computer systems and professional support services, from February 2006 to January 2009, when Sun Microsystems was acquired by Oracle Corporation, after which he retired from full time employment. From July 2000 until his initial retirement in September 2002, he was Executive Vice President of Sun Microsystems; he was its Chief Financial Officer from February 1994 to July 2002, and held senior executive positions with Sun Microsystems for more than five years before then. In addition, during the past five years, Mr. Lehman served as a director of Echelon Corporation (through 2006), NetIQ Corporation (through 2006) and Sun Microsystems, Inc. (through 2006). Mr. Lehman brings to the Board financial and accounting knowledge gained through his service as chief financial officer of a large, multinational public company, skills in addressing the range of financial issues facing a large company with complex operations, senior executive and operational experience, and leadership skills.	56,590[3]

DIRECTORS CONTINUING IN OFFICE —
Term Ending 2011

		Shares Beneficially Owned[1]
	**David S. Engelman,** 72, a Director since 1993, has been a private investor for more than five years. He was President and Chief Executive Officer, on an interim basis, of Fleetwood Enterprises, Inc., a manufacturer of recreational vehicles and manufactured housing, from February 2002 to August 2002. In addition, during the past five years, Mr. Engelman served as a director of Fleetwood Enterprises, Inc. (through August 2009) and Fieldstone Investment Corporation (through July 2007). Mr. Engelman brings to the Board management and operations experience acquired through his service as chief executive officer of a public company, investment expertise, experience in the real estate industry, senior executive experience and leadership skills.	83,373[2][3][4]
	**Kenneth M. Jastrow, II,** 62, a Director since 1994, has, since December 2007, been the non-executive Chairman of the Board of Forestar Group Inc. ("Forestar"), which is engaged in various real estate and natural resource businesses. From January 2000 until December 28, 2007, Mr. Jastrow served as Chairman and Chief Executive Officer of Temple-Inland Inc. ("TI"), a paper and forest products company which during Mr. Jastrow's tenure also had interests in real estate and financial services. Mr. Jastrow currently serves as our Lead Director. He is also a director of KB Home. In addition, during the past five years, Mr. Jastrow served as a director of Guaranty Financial Group and its subsidiary Guaranty Bank (from December 2007 through August 2008). Mr. Jastrow brings to the Board senior executive and leadership experience gained through his service as chairman and chief executive officer at a public company with diversified business operations in sectors relevant to our operations, experience in the real estate, mortgage banking and financial services industries, and knowledge of corporate governance matters gained through his service as a non-executive chairman and on public company boards.	110,244[2][3]

		Shares Beneficially Owned[1]
	**Daniel P. Kearney,** 70, a Director since 1999, has been a business consultant and private investor for more than five years. Mr. Kearney served as Executive Vice President and Chief Investment Officer of Aetna, Inc., a provider of health and retirement benefit plans and financial services, from 1991 to 1998. He was President and Chief Executive Officer of the Resolution Trust Corporation Oversight Board from 1990 to 1991, a principal of Aldrich, Eastman & Waltch, Inc., a pension fund advisor, from 1988 to 1989, and a managing director at Salomon Brothers Inc, an investment banking firm, from 1977 to 1988. He is also a director of Fiserv, Inc. and MBIA, Inc. Mr. Kearney brings to the Board investment expertise, skill in assessing and managing investment and credit risk, broad-based experience in a number of areas relevant to our business, including insurance and financial services, and senior executive experience gained at a major public insurance company.	165,604[3]
	**Donald T. Nicolaisen,** 65, a Director since 2006, was the Chief Accountant of the United States Securities and Exchange Commission from September 2003 to November 2005, when he retired from full time employment. Prior to joining the SEC, he was a Senior Partner at PricewaterhouseCoopers LLP, an accounting firm that he joined in 1967. He is also a director of Verizon Communications Inc., Morgan Stanley and Zurich Financial Services Group. Mr. Nicolaisen brings to the Board financial and accounting expertise acquired from his 36 years of service with a major public accounting firm and his tenure as Chief Accountant at the SEC, as well as an understanding of the range of issues facing large financial services companies gained through his service on the boards of public companies operating in the insurance and financial services industries.	81,776[3]

DIRECTORS CONTINUING IN OFFICE —
Term Ending 2012

		Shares Beneficially Owned[1]
	**Karl E. Case,** 63, a Director since 1991, is the Katharine Coman and A. Barton Hepburn Professor of Economics at Wellesley College where he has taught since 1976 and from which he has announced his retirement in June 2010. Dr. Case has been Visiting Scholar at the Federal Reserve Bank of Boston since 1985. He is also a director of The Depositors Insurance Fund of Massachusetts. In addition, during the past five years, Mr. Case served as a director of Century Bancorp Inc. and its subsidiary Century Bank & Trust (through 2006). Mr. Case brings to the Board expertise as a tenured professor of economics, experience in the home real estate industry, including as a co-developer of the Case-Shiller Index (which reports on changes in home prices across the United States) and experience gained through his work with a regulator that oversees areas relevant to our business.	62,727[2][3]
	**Curt S. Culver,** 57, a Director since 1999, has been our Chairman of the Board since January 2005 and our Chief Executive Officer since January 2000. He served as our President from January 1999 to January 2006. Mr. Culver has been Chief Executive Officer of Mortgage Guaranty Insurance Corporation (MGIC) since January 1999 and held senior executive positions with MGIC for more than five years before then. He is also a director of Wisconsin Electric Power Company and Wisconsin Energy Corporation. Mr. Culver brings to the Board extensive knowledge of our business and operations, a long-term perspective on our strategy and the ability to lead the Company and the Board as the Company faces ongoing challenges.	872,992[5]
	**William A. McIntosh,** 70, a Director since 1996, was an executive committee member and a managing director at Salomon Brothers Inc., an investment banking firm, when he retired in 1995 after 35 years of service. In addition, during the past five years, Mr. McIntosh served as a director of Northwestern Mutual Series Fund Inc. (27 funds) (through 2009) and Mason Street Funds, Inc. (11 funds) (through 2005). Mr. McIntosh brings to the Board extensive experience in the financial services industry gained from his 35-year tenure at a large investment banking firm and his service on several mutual fund boards, expertise in evaluating companies' strategies, operations and risks acquired through his work as an investment banker, and financial and accounting expertise.	103,983[2][3]

		Shares Beneficially Owned[(1)]
	**Leslie M. Muma,** 65, a Director since 1995, is retired and was Chief Executive Officer of Fiserv, Inc., a financial industry automation products and services firm from 1999 until December 2005. Before serving as Fiserv's Chief Executive Officer, he was its President for many years. In addition, during the past five years, Mr. Muma served as a director of Fiserv, Inc. (through 2005). Mr. Muma brings to the Board experience in the financial services industry acquired through a career serving as a chief executive officer and president at a financial industry automation products and services firm, as well as management and operations experience, and leadership skills.	127,257[(2)(3)(6)]

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(1) Ownership information is as of March 5, 2010. Unless otherwise noted, all directors have sole voting and investment power with respect to the shares. Common Stock beneficially owned by each director represents less than 1% of the total number of shares outstanding.

(2) Includes 2,000 shares held under our 1993 Restricted Stock Plan for Non-Employee Directors. The directors have sole voting power and no investment power over these shares.

(3) Includes shares underlying RSUs as follows: Mr. Abbott — 3,050; Dr. Case — 3,050; Mr. Engelman — 3,050; Mr. Hagerty — 3,050; Mr. Jastrow — 3,050; Mr. Kearney — 3,050; Mr. Lehman — 3,050; Mr. McIntosh — 3,050; Mr. Muma — 3,050; and Mr. Nicolaisen — 1,700. Such units were issued pursuant to our RSU award program (See "Compensation of Directors — Former RSU Award Program") and could be settled in shares of Common Stock within 60 days of the record date.

Also includes the following RSUs, which are held under the Deposit Share Program for Non-Employee Directors under our 2002 Stock Incentive Plan (See "Compensation of Directors — Former Deposit Share Program") and could be settled in shares of Common Stock within 60 days of the record date: Mr. Abbott — 1,491; Mr. Hagerty — 17,105; Mr. Jastrow — 19,769; Mr. Kearney — 5,733; Mr. Muma — 4,098; and Mr. Nicolaisen — 14,517. Directors have neither voting nor investment power over the shares underlying any of these units.

Includes 6,733 shares that Mr. Jastrow held under the Deposit Share Program for Non-Employee Directors under our 1991 Stock Incentive Plan and 2002 Stock Incentive Plan. Mr. Jastrow has sole voting power and no investment power over these shares.

Also includes share units held under our Deferred Compensation Plan (See "Compensation of Directors — Deferred Compensation Plan and Annual Grant of Share Units") over which the directors have neither voting nor investment power, as follows: Mr. Abbott — 47,410; Dr. Case — 56,022; Mr. Engelman — 47,410; Mr. Hagerty — 66,469; Mr. Jastrow — 77,546; Mr. Kearney — 79,338; Mr. Lehman — 48,791; Mr. McIntosh — 47,410; Mr. Muma — 75,118; and Mr. Nicolaisen — 65,377.

(4) Includes 1,569 shares owned by a trust of which Mr. Engelman is a trustee and a beneficiary and as to which Mr. Engelman disclaims beneficial ownership except to the extent of his interest in the trust. Voting and investment power are shared for all shares owned by the trust.

(5) Includes 355,000 shares which Mr. Culver had the vested right to acquire as of March 5, 2010, or which become vested within 60 days thereafter under options granted to Mr. Culver; 12,673 shares held in our Profit Sharing and Savings Plan and Trust; and 64,160 restricted shares awarded under our 2002 Stock Incentive Plan, over which Mr. Culver has sole voting power but no investment power. Excludes 470,096 shares underlying RSUs awarded under our 2002 Stock Incentive Plan over which he has neither voting nor investment power.

(6) Includes 9,132 shares owned by a trust of which Mr. Muma is a trustee and a beneficiary and as to which Mr. Muma disclaims beneficial ownership except to the extent of his interest in the trust.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE NOMINEES. PROXIES WILL BE VOTED FOR THE NOMINEES UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD.

Corporate Governance and Board Matters

The Board of Directors, which is elected by our shareholders, oversees the management of the Company and our business. The Board selects our CEO and in conjunction with our CEO selects the rest of our senior management team, which is responsible for operating our business.

Corporate Governance Guidelines and Code of Business Conduct

The Board has adopted Corporate Governance Guidelines, which set forth a framework for our governance. The Guidelines cover the Board's composition, leadership, meeting process, director independence, Board membership criteria, committee structure and functions, succession planning and director compensation. Among other things, the Board meets in executive session outside the presence of any member of our management after each Board meeting at which directors are present in person and at any additional times determined by the Board or the Lead Director. Mr. Jastrow has, for several years, presided at these sessions. In October 2009, Mr. Jastrow was appointed the Board's Lead Director. See "Board Leadership" for information about the Lead Director's responsibilities and authority. The Corporate Governance Guidelines also provide that a director who retires from his principal employment or joins a new employer shall offer to resign from the Board and a director who is an officer of MGIC and leaves MGIC must resign from the Board.

We have a Code of Business Conduct emphasizing our commitment to conducting our business in accordance with legal requirements and high ethical standards. The Code applies to all employees, including our executive officers, and specified portions are applicable to our directors. Certain portions of the Code that apply to transactions with our executive officers, directors, and their immediate family members are described under "Related Person Transactions" below. These descriptions are subject to the actual terms of the Code.

Our Corporate Governance Guidelines and our Code of Business Conduct are available on our website (http://mtg.mgic.com) under the "Investor Information; Corporate Governance" links. We intend to disclose on our website any waivers from, or amendments to, our Code of Business Conduct that are subject to disclosure under applicable rules and regulations.

Director Independence

To assist in assessing director independence, the Board has adopted independence standards, which are set forth below and in our Corporate Governance Guidelines, which are available on our website. The standards adopted by the Board are consistent with the director independence criteria included in the New York Stock Exchange (the "NYSE") listing standards. The Board has determined that all of our directors except for Mr. Culver, our CEO, and thus a substantial majority of the directors on the Board, are independent. In addition, each of the Audit, Management Development, Nominating and Governance, Risk Management and Securities Investment Committees consists entirely of independent directors. All members of the Audit Committee meet additional, heightened independence criteria applicable to audit committee members under SEC and NYSE rules and the independence standards adopted by the Board.

Under the NYSE listing standards, an "independent" director is a director whom the Board has determined has no material relationship with the Company or any of its consolidated subsidiaries (for purposes of this section, collectively referred to as the "Company"), either directly, or as a partner, shareholder or officer of an organization that has a relationship with the Company. To determine that there were no material relationships, the Board applies the independence standards set forth below. A director is independent if the standards below are met.

- Within the last three years, neither the director nor a member of the director's immediate family was, in the case of an immediate family member, an executive officer of the Company, and in the case of a director, an employee of the Company, other than in the case of a director, an interim CEO or other executive officer or Chairman;

- Within the last three years, neither the director nor a member of the director's immediate family was the recipient of more than $100,000 during a 12-month period within such three years in direct compensation from the Company, other than compensation for service as a director of the Company or as interim CEO or other executive officer or Chairman;
- Within the last three years, neither the director nor a member of the director's immediate family was a partner or employee of the firm that is serving as the independent auditor of the Company if the rules of the NYSE would preclude the director's independence;
- The director does not have a material relationship with the Company in the sense that such relationship could reasonably call into question whether the director is independent from the management of the Company. Such relationships may arise as a result of the director's being a service provider, customer, lender or through transactions between the director and the Company. Relationships that may impair independence may be indirect and arise through the director's position with (other than solely as a director) or ownership of an entity that has a relationship with the Company. However, transactions in the ordinary course of the Company's business that do not exceed the threshold in the next sentence shall be deemed not to impair independence. Transactions during the year involving payments for property or services between the Company and another person in which the director is an executive officer or employee, or a member of the director's immediate family is an executive officer that exceed the greater of $1 million or 2% of the other person's consolidated gross revenues for the fiscal year in which the transaction occurred shall be deemed to impair independence until three years (or such shorter period as provided in the rules of the New York Stock Exchange) after the threshold is not exceeded but only for so long as the officer or employment relationship exists.
- A director (the "first director") is not independent if an executive officer of the Company is a director of a company that employs the first director as an executive officer. In addition, if an executive officer of the Company is or was on the compensation committee of a company that employs the first director (or a member of the first director's immediate family) as an executive officer, the first director is not independent until three years after the executive officer ceased being on that committee or the first director (or immediate family member) ceased being an employee or executive officer of such company.

For purposes of this definition, a director's immediate family consists of the director's parents, parents-in-law, siblings, siblings-in-law, spouse, children, children-in-law, and anyone else who shares the director's home, but excludes persons who are no longer immediate family members as a result of legal separation, divorce, death or incapacity.

In making its independence determinations, the Board considered mortgage insurance premiums that we received on loans where American Security Mortgage Corp. (of which Mr. Abbott is the Chairman and a principal) was the original insured and our provision of contract underwriting services to American Security Mortgage Corp. These transactions were below the quantitative threshold noted above and were entered into in the ordinary course of both our and American Security Mortgage Corp.'s business.

Board Leadership

Currently, Mr. Culver serves as Chairman of the Board and Chief Executive Officer. The Board believes that we and our shareholders are best served at this time by this leadership structure, in which a single leader serves as Chairman and CEO and the Board has a Lead Director. Combining the roles of Chairman and CEO makes clear that the person serving in these roles has primary responsibility for managing our business, under the oversight and review of the Board. Under this structure, the Chairman and CEO chairs Board meetings, where the Board discusses strategic and business issues. The Board believes that this approach makes sense because the CEO is the individual with primary responsibility for developing our strategy, directing the work of other officers and leading implementation of our strategic plans as reviewed by the Board. This structure results in a single leader being directly accountable to the Board and, through the Board, to shareholders, and enables the CEO to act as the key link between the Board and other members of management. In addition, the Board believes that having a combined Chairman and CEO is appropriate for us at this time because of Mr. Culver's familiarity with our business and history of outstanding leadership. Mr. Culver has been with us since 1985, and has served as Chief Executive Officer since 2000 and as Chairman of the Board since 2005.

Because the Board also believes that strong, independent Board leadership is a critical aspect of effective corporate governance, the Board has established the position of Lead Director. The Lead Director is an independent director elected annually by the independent directors. Mr. Jastrow, who is the non-executive Chairman of the Board of Forestar, a company engaged in various real estate and natural resource businesses, currently serves as the Lead Director. The Lead Director's responsibilities and authority include:

- presiding at all meetings of the Board at which the Chairman and CEO is not present;
- having the authority to call and leading executive sessions of the non-management directors between Board meetings (the Board meets in executive session after each Board meeting at which directors are present in person);
- serving as a conduit between the Chairman and CEO and the non-management directors to the extent requested by the non-management directors;
- serving as a conduit for the Board's informational needs, including proposing topics for Board meeting agendas; and
- being available, if requested by major shareholders, for consultation and communication.

The Board believes that a single leader serving as Chairman and CEO, together with an experienced and engaged Lead Director, is the most appropriate leadership structure for the Board at this time. The Board reviews the structure of the Board and the Board's leadership as part of the succession planning process. The Board reviews succession planning for the CEO annually. The Management Development, Nominating and Governance Committee is responsible for overseeing this process and periodically reports to the Board.

Communicating with the Board

Shareholders and other interested persons can communicate with the members of the Board, the non-management members of the Board as a group or the Lead Director, by sending a written communication to our Secretary, addressed to: MGIC Investment Corporation, Secretary, P.O. Box 488, Milwaukee, WI 53201. The Secretary will pass along any such communication, other than a solicitation for a product or service, to the Lead Director.

Board Attendance

The Board of Directors held 9 formal meetings during 2009. In addition, the Board held 5 informal update sessions. Each director attended at least 75% of the meetings of the Board and committees of the Board on which he served during 2009. The annual meeting of shareholders is scheduled in conjunction with a Board meeting and, as a result, directors are expected to attend the annual meeting. Ten of our eleven directors attended our 2009 annual meeting of shareholders. The director who did not attend was present at the related Board meeting by telephone.

Committees

The Board has five committees: Audit; Management Development, Nominating and Governance; Risk Management; Securities Investment; and Executive. Information regarding these committees is provided below. The charters of the Audit, Management Development, Nominating and Governance, Risk Management and Securities Investment Committees are available on our website (http://mtg.mgic.com) under the "Investor Information; Corporate Governance" links. Written copies of these charters are available to any shareholder who submits a written request to our Secretary.

Audit Committee

The members of the Audit Committee are Messrs. Lehman (Chairman), Abbott, Engelman, Kearney and McIntosh. The Board's determination that each of these directors meets all applicable independence requirements took into account the heightened independence criteria that apply to Audit Committee members under SEC and NYSE rules. The Board has determined that Mr. Lehman is an "audit committee financial expert" as defined in SEC rules. The Committee met 17 times during 2009.

Audit Committee Report

The Audit Committee assists the oversight by the Board of Directors of the integrity of MGIC Investment Corporation's financial statements, the effectiveness of its system of internal controls, the qualifications, independence and performance of its independent accountants, the performance of its internal audit function, and its compliance with legal and regulatory requirements.

The Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP (PwC), MGIC Investment Corporation's independent registered public accounting firm, its audited financial statements for the year ended December 31, 2009. The Audit Committee discussed with PwC the matters required to be discussed by PCAOB AU 380 ("Communication with Audit Committees"). The Audit Committee also received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding auditor-audit committee communications about independence and discussed with PwC their independence from MGIC Investment Corporation and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that MGIC Investment Corporation's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2009, which has been filed with the SEC. These are the same financial statements that appear in MGIC Investment Corporation's Annual Report to Shareholders.

Members of the Audit Committee:

Michael E. Lehman, Chairman
James A. Abbott (joined January 2010)
David S. Engelman (joined January 2010)
Daniel P. Kearney
William A. McIntosh

Management Development, Nominating and Governance Committee

The members of the Management Development, Nominating and Governance Committee are Messrs. Jastrow (Chairman), Hagerty, Muma and Nicolaisen. The Committee met 7 times during 2009. The Committee is responsible for overseeing our executive compensation program, including approving corporate goals relating to compensation for our CEO, determining our CEO's annual compensation and approving compensation for our other senior executives. The Committee prepares the Compensation Committee Report and reviews the Compensation Discussion and Analysis included in our proxy statements. The Committee also makes recommendations to the Board regarding the compensation of directors. Although the Committee may delegate its responsibilities to subcommittees, it has not done so.

The Committee receives briefings throughout the year on information that includes: detailed breakdowns of the total compensation of the named executive officers, including information showing total compensation for at least the previous five years; the amount that our named executive officers realized in at least the previous five years pursuant to sales of shares awarded under equity grants; the total amount of stock, stock options, restricted stock and RSUs held by each named executive officer (restricted stock and RSUs are collectively referred to in this proxy statement as "restricted equity"); and the other compensation information disclosed in this proxy statement under the SEC's rules.

The Committee has retained Frederic W. Cook & Co., a nationally recognized executive compensation consulting firm, to advise it. The Committee retains this compensation consultant to, among other things, help it to evaluate and oversee our executive compensation program and to review the compensation of our directors. The scope of the compensation consultant's services during 2009 is described under "Compensation of Executive Officers — Compensation Discussion and Analysis — Other Matters" below. In providing its services to the Management Development, Nominating and Governance Committee, the compensation consultant regularly interacts with our senior management. The compensation consultant does not provide any other services to us and it did not do so in 2009.

The Committee also oversees the CEO succession planning process, and makes recommendations to the Board to fill open director and committee member positions. In addition, the Committee reviews our Corporate Governance Guidelines and oversees the Board's self-evaluation process. Finally, the Committee identifies new director candidates through recommendations from Committee members, other Board members and our executive officers, and will consider candidates who are recommended by shareholders.

Shareholders may recommend a director candidate for consideration by the Management Development, Nominating and Governance Committee by submitting background information about the candidate, a description of his or her qualifications and the candidate's consent to being recommended as a candidate. If the candidate is to be considered for nomination at the next annual shareholders meeting, the submission must be received by our corporate Secretary in writing no later than December 1 of the year preceding the meeting. Information on shareholder nominations is provided under "About the Meeting and Proxy Materials" in response to the question *"What are the deadlines for submission of shareholder proposals for the next annual meeting?"*

The Committee evaluates new director candidates under the criteria described under "Information About Nominees", as well as other factors the Committee deems relevant, through background reviews, input from others members of the Board and our executive officers, and personal interviews with the candidate. The Committee will evaluate any director candidates recommended by shareholders using the same process and criteria that apply to candidates from other sources.

Risk Management Committee

The members of the Risk Management Committee are Dr. Case (Chairman) and Messrs. Abbott, Engelman and Nicolaisen. The Committee met 9 times in 2009. The Committee is responsible for overseeing management's operation of our mortgage insurance business, including reviewing and evaluating with management the insurance programs, rates, underwriting guidelines and changes in market conditions affecting our business. The Risk Management Committee supports the Board's role in overseeing the risks facing the Company, as described in more detail below under "Board Oversight of Risk."

Securities Investment Committee

The members of the Securities Investment Committee are Messrs. Kearney (Chairman), McIntosh and Muma. The Committee met 10 times in 2009. The Committee oversees management of our investment portfolio and the investment portfolios of our employee benefit plans for which the plan document does not assign responsibility to other persons. The Committee also makes recommendations to the Board regarding our capital management, including dividend policy, repurchase of shares and external funding.

Executive Committee

The Executive Committee provides an alternative to convening a meeting of the entire Board should a matter arise between Board meetings that requires Board authorization. The members of the Committee are Messrs. Culver (Chairman), Jastrow and Muma. The Committee did not meet in 2009. The Committee is established under our Bylaws and has all authority that the Board may exercise with the exception of certain matters that under the Wisconsin Business Corporations Law are reserved to the Board itself.

Board Oversight of Risk

Our senior management is charged with identifying and managing the risks facing our business and operations. The Board of Directors is responsible for oversight of how our senior management addresses these risks to the extent they are material. In this regard, the Board seeks to understand the material risks we face and to allocate among the full Board and its committees responsibilities for oversight of how management addresses them, including the risk management systems and processes management uses for this purpose. Overseeing risk is an ongoing process. Accordingly, the Board periodically considers risk throughout the year and also with respect to specific proposed actions.

The Board implements its risk oversight function both as a whole and through delegation to various committees. These committees meet regularly and report back to the full Board. The following four committees play significant roles in carrying out the risk oversight function.

- The Management Development, Nominating and Governance Committee: The Management Development, Nominating and Governance Committee evaluates the risks and rewards associated with our compensation philosophy and programs.
- The Risk Management Committee: The Risk Management Committee oversees risks related to our mortgage insurance business.
- The Securities Investment Committee: The Securities Investment Committee oversees risks related to our investment portfolio and capital management.
- The Audit Committee: The Audit Committee oversees our processes for assessing risks and the effectiveness of our system of internal controls. In performing this function, the Audit Committee considers information from our independent registered public accounting firm and internal auditors and discusses relevant issues with management, the Internal Audit Director and the independent registered public accounting firm. As noted above, risks are also reviewed by the Management Development, Nominating and Governance Committee, the Risk Management and the Securities Investment Committees.

We believe that our leadership structure, discussed in "Board Leadership" above, supports the risk oversight function of the Board. We have a combined Chairman of the Board and CEO who keeps the Board informed about the risks facing us. In addition, independent directors chair the various committees involved with risk oversight and there is open communication between senior management and directors.

Compensation of Directors

Under our Corporate Governance Guidelines, compensation of non-management directors is reviewed periodically by the Management Development, Nominating and Governance Committee. Mr. Culver is our CEO and receives no additional compensation for service as a director and he is not eligible to participate in any of the following programs or plans.

Annual and Meeting Fees: In 2009, our non-management directors were paid an annual retainer of $100,000, our Lead Director is paid an additional annual retainer of $25,000 and the Chairpersons of the Audit Committee and other Board committees received additional annual fees of $20,000 and $10,000, respectively. Non-Chairperson directors who were members of the Audit Committee in 2009 received an additional $5,000 annual fee. In addition, after the fifth Board or Committee meeting attended during 2009, our non-management directors also received $3,000 for each Board meeting attended, and $2,000 for all Committee meetings attended on any one day. Finally, subject to certain limits, we reimburse directors, and for meetings not held on our premises, their spouses, for travel, lodging and related expenses incurred in connection with attending Board and Committee meetings.

Deferred Compensation Plan and Annual Grant of Share Units: Our non-management directors can elect to defer payment of all or part of the annual and meeting fees until the director's death, disability, termination of service as a director or to another date specified by the director. A director who participates in this plan will have his or her deferred compensation account credited quarterly with interest accrued at an annual rate equal to the six-month U.S. Treasury Bill rate determined at the closest preceding January 1 and July 1 of each year. In 2008 and prior years, our non-management directors could, as an alternative, elect to have the fees deferred during a quarter translated into share units. Each share unit is equal in value to one share of our Common Stock and is ultimately distributed only in cash. If a director deferred fees into share units, dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on our Common Stock.

Under the Deferred Compensation Plan, we also provide an annual grant of share units to each director. These share units vest on April 1 in the year after they are awarded. Share units that have not vested when a director leaves the Board are forfeited, except in the case of the director's death or certain events specified in the Deferred Compensation Plan. The Management Development, Nominating and Governance Committee may waive the forfeiture. Dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on our Common Stock. In January 2009, each of our non-management directors was granted share units valued at $100,000, which will vest on April 1, 2010.

Former Deposit Share Program: In 2009, we eliminated the Deposit Share Program, which was previously offered to directors under our 2002 Stock Incentive Plan. Under the Deposit Share Program a non-management director was able to purchase shares of Common Stock from us at fair market value which were then held by us. The amount that could be used to purchase shares could not exceed the director's annual and meeting fees for the preceding year. We matched each of these shares with one and one-half shares of restricted stock or, at the director's option, RSUs. A director who deferred annual and meeting fees from the prior year into share units under the plan described above was able to reduce the amount needed to purchase Common Stock by the amount so deferred. For matching purposes, the amount so deferred was treated as if shares had been purchased and one and one-half shares of restricted stock or RSUs were awarded for each such share.

Between 2005 and 2008, the restricted stock and RSUs awarded under the program vested one year after the award. Prior to 2005, vesting occurred on the third anniversary of the award unless a director chose a later date. Except for gifts to family members, the restricted stock could not be transferred prior to vesting; RSUs were not transferable. Awards that have not vested when a director leaves the Board are forfeited, except in the case of the director's death or certain events specified in the agreement relating to the awards. The Management Development, Nominating and Governance Committee may waive the forfeiture. All shares of restricted stock and RSUs vest on the director's death and will immediately become vested upon a change in control. RSUs that have vested are settled in Common Stock when the director is no longer a Board member. The director receives a cash payment equivalent to the dividend corresponding to the number of shares underlying the director's RSUs outstanding on the record date for Common Stock dividends.

Former RSU Award Program: We eliminated the RSU Award Program in 2009. Prior to its elimination, our non-management directors were each awarded RSUs representing 850 shares of Common Stock under the program annually. The RSUs vested on or about the first anniversary of the award date, or upon the earlier death of the director. RSUs that have vested will be settled in Common Stock when the director is no longer a Board member. The director receives a cash payment equivalent to the dividend corresponding to the number of shares underlying the director's RSUs outstanding on the record date for Common Stock dividends.

Former Restricted Stock Plan: Non-management directors elected to the Board before 1997 were each awarded, on a one-time basis, 2,000 shares of Common Stock under our 1993 Restricted Stock Plan for Non-Employee Directors. The shares are restricted from transfer until the director ceases to be a director by reason of death, disability or retirement, and are forfeited if the director leaves the Board for another reason unless the forfeiture is waived by the plan administrator. In 1997, the Board decided that no new awards of Common Stock would be made under the plan.

Equity Ownership Guidelines: The Management Development, Nominating and Governance Committee has adopted equity ownership guidelines for directors under which each member of the Board is expected to own 10,000 shares of our equity. Equity owned consists of shares owned outright by the director and restricted equity and share units that have vested or are scheduled to vest within one year. Directors are expected to achieve the ownership guideline within five years after joining the Board. All of our directors are in compliance with the guidelines.

Other: We also pay premiums for directors and officers liability insurance under which the directors are insureds.

2009 DIRECTOR COMPENSATION

The following table shows the compensation paid to each of our non-management directors in 2009. Mr. Culver, our CEO, is also a director but receives no compensation for service as a director.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
James A. Abbott	120,000	100,000	220,000
Karl E. Case	130,000	100,000	230,000
David S. Engelman	126,000	100,000	226,000
Thomas M. Hagerty	108,000	100,000	208,000
Kenneth M. Jastrow, II	132,250	100,000	232,250
Daniel P. Kearney	157,000	100,000	257,000
Michael E. Lehman	143,000	100,000	243,000
William A. McIntosh	144,000	100,000	244,000
Leslie M. Muma	110,000	100,000	210,000
Donald T. Nicolaisen	117,000	100,000	217,000

(1) Each of the following directors elected to defer all the fees shown in this column into an interest-bearing account as described under "Corporate Governance and Board Matters — Compensation of Directors — Deferred Compensation Plan" above: Mr. Case, Mr. Hagerty, Mr. Jastrow, Mr. Kearney, Mr. Muma and Mr. Nicolaisen.

(2) The amounts shown in this column represent the grant date fair value of the annual share unit award granted to non-management directors in 2009 under our Deferred Compensation Plan, computed in accordance with FASB Accounting Standard Codification ("ASC") Topic 718. The value of each share unit is equal to the value of our common stock on the grant date. See "Compensation of Directors — Deferred Compensation Plan and Annual Grant of Share Units" above for more information about these grants.

At December 31, 2009, the aggregate number of RSUs owned by our non-management directors was as follows: Mr. Abbott — 4,541; Dr. Case — 3,050; Mr. Engelman — 3,050; Mr. Hagerty — 20,155; Mr. Jastrow — 22,819; Mr. Kearney — 8,783; Mr. Lehman — 3,050; Mr. McIntosh — 3,050; Mr. Muma — 7,148; and Mr. Nicolaisen — 16,217. At December 31, 2009, the aggregate number of share units owned by our non-management directors was as follows: Mr. Abbott — 32,258; Dr. Case — 40,871; Mr. Engelman — 32,258; Mr. Hagerty — 51,317; Mr. Jastrow — 62,394; Mr. Kearney — 64,187; Mr. Lehman — 33,639; Mr. McIntosh — 32,258; Mr. Muma — 59,966; and Mr. Nicolaisen — 50,226.

Compensation of Executive Officers

COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis, or "CD&A," is intended to provide information about our compensation objectives and policies for our chief executive officer, our chief financial officer and our three other most highly compensated executive officers that will place in perspective the information contained in the compensation and related tables that follow this discussion. The Management Development, Nominating and Governance Committee oversees our executive compensation program. In this CD&A, we refer to this committee as the "Committee." Also, our chief executive officer, chief financial officer and the three other most highly compensated executive officers are collectively referred to as our "named executive officers." The terms "we" and "our" refer to the Company. Except for year-end values, when we refer to our stock value, we use the New York Stock Exchange closing price on the trading day before the specified date.

Objectives of our Executive Compensation Program

Over the years, our executive compensation program has been based on the following objectives.

- We want a strong link between compensation and Company performance, executive performance and value realized by our shareholders.
- We want a substantial portion of total compensation (which is base salary, annual bonus and longer-term incentives) to be in the form of equity.
- We want total compensation to reflect market practices in the sense that our total compensation opportunity is at the market median.
- We limit perquisites (perks) to avoid an entitlement mentality.
- We pay retirement benefits using a formula based only on current compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value.

How did the compensation we paid to our named executive officers for 2009 reflect these objectives?

- **"We want a strong link between compensation and Company performance, executive performance and value realized by our shareholders."**

No Bonuses for 2008 or 2009 — The Company had a net loss of $1.322 billion in 2009. Although the performance target under our 162(m) bonus plan (this bonus plan is discussed under "Components of our Executive Compensation Program — Annual Bonus" in this CD&A and covers our named executive officers) was met, no bonuses were paid to our named executive officers under this plan. Our CEO decided that in view of the Company's financial performance for 2009 he would recommend no bonuses be paid to the named executive officers and the Committee approved the CEO's recommendation. The Company also had a net loss of $525.4 million in 2008 and no bonuses for 2008 were paid to these officers.

Salary Freeze for CEO — The Committee also approved the CEO's recommendation to freeze his 2010 base salary at its 2008 level (his salary was not increased during 2009) in light of the Company's performance in 2009. After having their salaries frozen in 2009, the other named executive officers each received 3% salary increases for 2010, with the exception of Mr. Lane, who is discussed below.

- **"We want a substantial portion of total compensation (which is base salary, annual bonus and longer-term incentives) to be in the form of equity."**

On average, for each of the named executive officers, restricted equity awarded in January 2009 had a value at the time of the award (assuming all of such equity would vest) of more than 25% of the executive's total compensation for 2009, compared to more than 62% for 2008. This substantial decrease was due to the decrease in the value of our common stock between January 2008 and January 2009 and occurred even though the Committee increased the number of shares of restricted equity granted to our named executive officers in 2009. The Committee did not increase the number of shares in proportion to the decrease in the value of our common stock because it felt doing so could undermine the objective that we establish a strong link between compensation and Company performance, executives performance and value realized by our shareholders.

- **"We want total compensation to reflect market practices in the sense that our total compensation opportunity is at the market median."**

The total compensation opportunities of our named executive officers range from base salary with no other components of total compensation being paid, to base salary plus maximum bonus and maximum longer-term incentives being paid. Through benchmarking, we want to be at about the middle of our comparison group so that when, as a company, we perform well our named executive officers are compensated at about the middle or slightly above what the comparison group would be paid for similar performance and when we perform poorly our officers will also be paid at about the middle or slightly below what this group would be paid for similar performance. A discussion of benchmarking we have done is contained under "Benchmarking" in this CD&A.

- **"We limit perquisites (perks) to avoid an entitlement mentality."**

Our perks remained minimal in 2009 and are discussed under "Components of our Executive Compensation Program — Perquisites" below.

- **"We pay retirement benefits using a formula based only on current compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value."**

Our retirement benefits met this objective in 2009 and are discussed under "Pension Plan" below.

Impact of Stock Price on Value of Stock Options and Restricted Equity

During the past several years, our named executive officers' compensation has been materially affected by the decline in the value of our common stock. For example, the following table shows the value of the restricted equity that vested and options that were exercised in 2006 through 2009:

	Value Realized From Option Exercises and Vesting of Restricted Equity[(1)]			
	2006	2007	2008	2009
Curt Culver	$7,570,833	$3,149,946	$399,721	$94,725
J. Michael Lauer	$1,097,740	$1,108,333	$149,660	$33,126
Patrick Sinks	$1,399,405	$1,443,972	$167,155	$50,485
Lawrence Pierzchalski	$1,734,931	$1,117,923	$146,712	$33,596
Jeffrey Lane	$ 961,373	$1,038,521	$127,806	$30,956

(1) For option exercises, value realized is the market value at the close of business on the date immediately preceding the date of exercise less the exercise price. For vesting of restricted equity, value realized is the market value at the close of business on the date immediately preceding the vesting date. The values for 2006 include option exercises, but all other years consist solely of the value of the vesting of restricted equity.

Similarly, the following table shows the value of the restricted equity and stock options that they held at December 31, 2006, 2007, 2008 and 2009:

	Value as of December 31[(1)]			
	2006	2007	2008	2009
Curt Culver	$16,472,986	$4,113,034	$1,070,406	$2,787,272
J. Michael Lauer	$ 5,651,708	$1,437,920	$ 365,832	$ 944,880
Patrick Sinks	$ 5,604,848	$2,201,774	$ 633,444	$1,721,729
Lawrence Pierzchalski	$ 5,671,095	$1,435,991	$ 366,162	$ 944,042
Jeffrey Lane	$ 4,196,379	$1,360,424	$ 358,457	$ 939,030

(1) Includes all restricted equity and options held by each officer on the applicable date, other than restricted equity forfeited in January or February of the following year. Restricted equity forfeited in January or February of the following year is excluded because it effectively had no value as of the prior December 31. Stock options are valued at the excess of the closing market value of our common stock on the applicable date minus the exercise price. Beginning on December 31, 2007, stock options are valued at zero because the exercise price significantly exceeded the stock value.

Benchmarking

To provide a framework for evaluating compensation levels for our named executive officers against market practices, the Committee has asked as described below its compensation consultant to prepare a report analyzing available compensation data. This data is typically gathered from SEC filings for a comparison group of publicly traded companies. The most recent reports are discussed below. (For a number of years the independent compensation consultant to the Committee has been Frederic W. Cook & Co., which we refer to as FWC.) In addition, each year we review various published compensation surveys and provide the

Committee with information regarding trends in expected executive compensation changes for the coming year. The compensation surveys that we reviewed and summarized in the aggregate for the Committee in connection with establishing compensation for 2009 were published by: Carlson Dettmann Associates, Compensation Resources, Conference Board, Hewitt Associates, MACA, Mercer, Stanton Group (a division of Gallagher Benefits Services), Watson Wyatt Data Services and WorldatWork.

In October 2006, FWC provided the Committee with a report on the primary components of our executive compensation program (base salary, annual bonus and longer-term incentives). The October 2006 report analyzed our compensation program against a comparison group of companies. The comparison companies were the ones that had been used in a report to the Committee prepared by FWC in October 2004, other than the elimination of companies that were acquired since the October 2004 report. The comparison companies were jointly selected by FWC and management, and approved by the Committee.

The comparison group used in the October 2006 report consisted of the following companies:

ACE Limited	Ambac Financial Group	Chubb Corp.
CNA Financial Corp.	Comerica Incorporated	Countrywide Financial Corp.
Fidelity National Financial	First American Corp.	Genworth Financial Inc.
Lincoln National Corp.	M & T Bank Corp.	MBIA Inc.
Old Republic Intl Corp.	PMI Group Inc.	PNC Financial Services Group Inc.
Principal Financial Group Inc.	Radian Group Inc.	Safeco Corp.
Sovereign Bancorp Inc.	Synovus Financial Corp.	Webster Financial Corp.

The analysis of our executive compensation by FWC in 2006 involved the overall comparison group as well as a subgroup comprised of five companies — Ambac, MBIA, Old Republic International, PMI Group and Radian Group, which we refer to as the surety comparison group and are either our direct competitors or are financial guaranty insurers.

The companies in our overall comparison group include our direct competitors, financial guaranty insurers and other financial services companies that are believed to be potential competitors for executive talent. Market capitalization was used as a proxy for the complexity of the operations of the companies in the overall comparison group to help determine whether they were appropriate benchmarks. Between the October 2004 report and the October 2006 report, our market capitalization decreased while the median market capitalization of the overall comparison group and the surety comparison group increased. Our market capitalization in the October 2006 report was approximately at the 25th percentile of the overall comparison group and was somewhat higher than the median of the surety comparison group.

The October 2006 report concluded that our total compensation for executive officers was at market median levels. The Committee had made significant changes to our executive compensation program in 2005 (increasing bonus opportunities and awards of restricted stock) to respond to the conclusions of the October 2004 report (which was consistent with the findings of similar reports completed in prior years) that total compensation for our executive officers was substantially below the median of the overall comparison group. The October 2006 report found that our CEO's total compensation was consistent with the medians for the overall comparison group and the surety comparison group, and that the total compensation of the other named executive officers was below the median of the overall comparison group and above the median of the surety comparison group. Even though our market capitalization was lower than the median market capitalization of the overall comparison group, the Committee did not believe it was appropriate to change the design of a program that had been only recently developed, especially when our market capitalization still exceeded the market capitalization of the surety comparison group. As a result, the Committee did not make any changes for 2007 to the design of our executive compensation program in response to the October 2006 report.

In July 2007, in connection with our then pending merger with Radian Group, FWC provided another report to the Committee covering the compensation of our named executive officers. This report used the same overall comparison group and the same surety comparison group and concluded that in the context of the proposed merger no significant adjustments to our compensation program for our named executive officers were needed. The Committee has not sought additional benchmarking information since July 2007 because our financial performance decreased in 2008 and 2009 and decisions to not award bonuses to named executive officers in 2008 and 2009 and to not award merit increases in base salary to these officers in 2008 (and in 2009 for the CEO) were made in lieu of conducting a survey. The Committee was satisfied that these measures reflected our performance and the marketplace until such a time when another survey would be conducted.

Components of our Executive Compensation Program

Longer-Term Restricted Equity

Our executive compensation program is designed to make grants of restricted equity the largest portion of total compensation of our named executive officers. We emphasize this component of our executive compensation program because it aligns executives' interests with those of shareholders by linking compensation to stock price. In 2009, due to decreases in the value of our common stock since 2007 and a decision not to increase the size of restricted equity awards by a corresponding amount, grants of restricted equity were not the largest portion of total compensation for our named executive officers. Although the Committee increased the number of shares of restricted equity granted in the past several years (these increases are described below), it did not increase the number of shares in proportion to the decrease in the value of our common stock because it felt doing so could undermine the objective that we establish a strong link between compensation and Company performance, executive performance and value realized by our shareholders.

As discussed below, we changed the performance goals for longer-term restricted equity beginning in 2008. The new goals were included in a list of goals for restricted equity awards approved by shareholders at our 2008 annual meeting.

Performance Based Restricted Equity. Beginning with restricted equity awarded in 2008, the corporate performance goals used to determine annual vesting of performance based restricted equity are:

- MGIC's Loss Ratio (incurred losses divided by earned premiums) for MGIC's primary new insurance written for that year;
- our Expense Ratio (expenses of insurance operations divided by net premiums written for that year); and
- MGIC's Market Share of flow new insurance written for that year.

The Committee adopted these performance goals, which apply to each year in the three-year performance period, because it believes, as do we, that they are the building blocks of our results of operations. That is, the Loss Ratio measures the quality of the business we write. The Expense Ratio measures how efficiently we use our resources. Market Share measures not only our success at generating revenues but also the extent to which we are successful in leading our industry.

The three performance goals are equally weighted for vesting purposes. The actual performance level corresponding to each performance goal determines Threshold, Goal and Maximum vesting as indicated in the table below.

Performance Goal	Threshold	Goal	Maximum
Loss Ratio	65%	40%	30%
Expense Ratio	25%	20%	15%
Market Share	18%	21.5%	26%

Vesting for awards granted in 2009 is determined in February 2010 and the next two anniversaries based on performance during the prior year. For each performance goal, the amount that vests each year is, subject to the annual maximum described in the next paragraph, as follows:

- if the Company's performance does not meet or equal the Threshold performance level, then no equity will vest with respect to that performance goal;
- if the Company's performance meets the Goal performance level, then one-ninth of the total grant will vest with respect to that performance goal;

- if the Company's performance equals or exceeds the Maximum performance level, then one-sixth of the total grant will vest with respect to that performance goal; and
- if the Company's performance is between the Maximum and the Goal performance levels or between the Goal and the Threshold performance levels, then the number of shares that will vest with respect to that performance goal will be interpolated on a linear basis between the applicable vesting levels.

Achievement of the Goal performance level in each year results in 100% vesting of the award at the end of the third year, with the portion of the award granted that may vest in each year ranging from zero (if performance in a year does not meet the Threshold performance level for any of the performance goals) to 50% of the number of shares awarded (if performance meets the Maximum performance level for each performance goal). However, the total amount of the award that vests cannot exceed 100%. Any portion of the award that remains unvested based on 2011 performance is forfeited. Dividends are not paid currently, but when shares vest, a payment is made equal to the dividends that would have been paid had those vested shares been entitled to receive current dividends. In October 2008, we eliminated dividends on our common stock.

For 2009, the Loss Ratio for MGIC's primary new insurance written for that year was 6.7% (which exceeded the Maximum performance level), the Expense Ratio was 15.1% (which was between the Target and Maximum performance levels) and Market Share was 26.0% (which was at the Maximum performance level). As a result, 49.9% of the performance based restricted equity awards granted in each of 2008 and 2009 vested in February 2010.

Longer-term restricted equity awards granted before 2008 vest based on the Company's Earnings Per Share (EPS). Because our EPS was negative in 2007 through 2009, none of the EPS-vested awards made in 2004 through 2007 vested in 2008 through 2010. The portions of the 2004 and 2005 EPS-vested awards that did not vest were forfeited. The 2006 and 2007 EPS-vested awards have a five-year performance period, and the portions of these awards that remain unvested in 2010 are eligible to vest in the future. Any future vesting of the 2006 award will depend on earnings in 2010, and for the 2007 award, on earnings in 2010 and 2011. The 2006 award is 81% unvested and the percentage that vests is the EPS for the year divided by $34.25. The 2007 award is 100% unvested and the percentage that vests is EPS for the year divided by $36.11. Hence, we believe it is likely that the substantial majority of these awards will never vest and will be forfeited.

From 2006 through 2009, 60% of the restricted equity granted to our named executive officers was granted in the form of performance based restricted equity (described above) and 40% was granted in the form of other restricted equity (described under "Other Restricted Equity" below). In January 2010, we increased the performance based restricted equity portion of the restricted equity granted to these officers to 75%. We made this change to further align the interests of our named executive officers with our shareholders by increasing the portion of restricted equity grants that are subject to the performance goals applicable to performance based restricted equity, which are more difficult to meet than the performance goal applicable to other restricted equity.

Other Restricted Equity. Since 2006, our longer-term restricted equity program for the named executive officers also has consisted of other restricted equity that, if an annual performance goal is satisfied, vests through continued service during the performance period. Vesting of restricted equity awards granted in 2006 and 2007 is contingent on our meeting a ROE goal of 1%.

Beginning with restricted equity awards granted in 2008, vesting of these awards is contingent on the sum of the Expense Ratio and the Loss Ratio for MGIC's primary new insurance written for that year being less than 100% (the "combined ratio performance goal"). The Committee adopted performance goals for these awards to further align the interests of our named executive officers with shareholders and to make the awards qualify for the performance-based compensation exception under Section 162(m) of the Internal Revenue Code. See "Tax Deductibility Limit" in this CD&A. One-third of the other restricted stock is scheduled to vest in each of the three years after it was granted. However, if any of the other restricted equity that is scheduled to vest in any year does not vest because we fail to meet the applicable performance goal, this equity will vest in the next year that we meet this goal, except that any of this restricted equity that has not vested after five years will be forfeited. Any dividends paid on our common stock will be paid on this restricted equity at the same time.

For 2009, the Expense Ratio was 15.1% and the Loss Ratio for MGIC's primary new insurance written for that year was 6.7%. Therefore, we met our combined ratio performance goal because the combined ratio was 21.8%, which is less than 100%. As a result, the portions of the restricted equity that were granted in 2008 and 2009 subject to the combined ratio performance goal and that were scheduled to vest in February 2010 did vest. Additional restricted equity also vested in February 2010. This equity represents the portion of the restricted equity that was granted in 2008 subject to the combined ratio performance goal, and that was scheduled to vest in February 2009 but did not because we failed to meet the combined ratio performance goal for 2008. As a result, 66% of the restricted equity that was granted in 2008 subject to the combined ratio performance goal as well as 33% of the restricted equity that was granted in 2009 subject to the combined ratio performance goal vested in February 2010.

The 2006 and 2007 awards of other restricted equity had a five-year performance period beginning with the year of grant and vested in 20% increments if the ROE goal for the year was met. If we did not meet this goal for any year, the restricted equity was forfeited. We did not meet this goal for 2007, 2008 or 2009. Any further vesting of the 2006 award will depend on earnings in 2010. Only 20% more of the 2006 grant can vest; 20% of this award vested in 2007 on account of 2006 earnings; and 60% of this award has been forfeited. No part of the 2007 grant has yet vested and no more than 40% of the 2007 grant can vest in the future.

General. In light of the more than 80% decrease in the market value of our stock between the dates that such awards were made in 2008 and 2009, the Committee believed that keeping the number of shares constant in 2009 would, among other things, not support the objective that grants of restricted equity be a substantial portion of total compensation. Recognizing that even at the higher award level the grant value of the awards in 2009 was still less than 30% of the grant value of restricted equity awards in 2008, the Committee increased the number of shares awarded to our named executive officers in 2009 by 50%.

One-Time Award to Mr. Lane. In March 2010, Mr. Lane, our Executive Vice President and General Counsel, was granted as one-time award of 100,000 restricted stock units. Fifty percent of the restricted stock units will vest on March 1, 2011, 25% will vest on September 1, 2011 and the remaining 25% will vest on March 1, 2012, in each case subject only to Mr. Lane's continued employment through the vesting date, but will also vest in the event of non-cause and good reason employment terminations. The Board, on the recommendation of the Committee, and our CEO, approved this one-time award and increased Mr. Lane's salary (which is described below) in recognition of Mr. Lane's significant contributions and continuing leadership role at MGIC.

Annual Bonus

Consistent with our belief that there should be a strong link between compensation and performance, annual bonuses historically have been the most significant portion of compensation after awards of longer-term restricted equity. This is because all of our named executive officers have maximum bonus potentials that substantially exceed their base salaries (three times base salary in the case of the CEO and two and one-quarter times base salary in the case of the other named executive officers). In determining total compensation, we have weighted bonus potentials more heavily than base salaries because bonuses are more directly linked to company and individual performance.

Our shareholders have approved a list of performance goals for an annual bonus plan for our named executive officers that condition the payment of bonuses on meeting one or more of the listed goals as selected by the Committee each year. Compensation paid under a bonus plan of this type (which we refer to as a "162(m) bonus plan") is not subject to the income tax deduction limit, as discussed in more detail under "Tax Deductibility Limit" in this CD&A. The performance goal for our 162(m) bonus plan adopted by the Committee for 2008 and 2009 was the same as the combined ratio performance goal for the restricted equity awards described above, which required the sum of the Expense Ratio and the Loss Ratio for MGIC's primary new insurance written for that year had to be less than 100%. If this goal were met, then the Committee would have discretion to make a subjective determination of bonuses based on an assessment of shareholder value, return on investment, primary business drivers (loss ratio, expense ratio and market share), loss mitigation, management organization, new capital raising and the profitability of our mix of new business. No specific targets were established for any of these bonus criteria in 2009.

The sum of the Expense Ratio and the Loss Ratio for MGIC's primary new insurance written for 2009 was 21.8% and, as a result, the combined ratio performance goal was met. However, in view of the Company's financial performance for 2009 our CEO nevertheless recommended that no bonuses be paid to the named executive officers even though the performance goal was met. Although the Company had achieved positive results for various bonus criteria (including loss mitigation, management organization, primary business drivers and profitability of our mix of new business), which would have informed the Committee's determination of the amount of bonuses to be awarded, the Committee approved the CEO's recommendation that no bonuses for 2009 should be paid to the named executive officers because the Company had a net loss of $1.322 billion in 2009.

Base Salary

Base salaries provide named executive officers with a fixed, minimum level of cash compensation. Our philosophy is to target base salary range midpoints for our executive officers near the median levels compared to their counterparts at a comparison group of companies. In addition to reviewing this market factor, in considering any change to Mr. Culver's compensation, including his salary, the Committee takes into account its subjective evaluation of Mr. Culver's performance, as well as the evaluation of each director who is not on the Committee. All of these evaluations are communicated to the Committee Chairman through a CEO evaluation survey completed by each director. The subjects covered by the evaluation include financial results, leadership, strategic planning, succession planning, external relationships and communications and relations with the Board. Base salary changes for our other named executive officers are recommended to the Committee by Mr. Culver. Historically, these recommendations have been the product of his subjective evaluation of each executive officer's performance, including his perception of their contributions to the Company. Based on Mr. Culver's recommendations, but subject to any independent judgment by the Committee regarding the officer (both the Committee and the Board have regular contact not only with the CEO, but also with each of the other named executive officers) the Committee approves changes in salaries for these officers. None of the salary ranges for our named executive officers was increased in 2009.

Mr. Culver's annual base salary was not increased in either 2009 or 2010. After deciding not to increase the salaries of our other named executive officers in 2009, the Committee decided to increase the salaries of our named executive officers, other than Mr. Lane, by approximately 3% for 2010. In March 2010, Mr. Lane's 2010 salary was increased from $400,000 to $700,000, effective as of March 1, 2010, for the reasons described in "— Longer Term Restricted Equity — One-Time Award to Mr. Lane" above.

Pension Plan

Our executive compensation program includes a qualified pension plan and a supplemental executive retirement plan. These plans are offered because we believe that they are an important element of a competitive compensation program. We also offer a broad-based 401(k) plan to which we make contributions in cash.

Perquisites

As with prior years, the perks we provided for 2009 to our named executive officers were a small part of the officer's total compensation (ranging from about $700 to about $4,600). These perks included club dues and expenses, the cost of an annual or bi-annual medical examination, a covered parking space at our headquarters and expenses of family members who accompany executives to business-related events at which family members are not expected to attend. We believe our perks are modest, competitive and consistent with our desire to avoid an entitlement mentality.

Tax Deductibility Limit

Under Section 162(m) of the Internal Revenue Code, certain compensation in excess of $1 million paid during a year to any of the executive officers named in the Summary Compensation Table (other than the CFO) for that year is not deductible. We believe that all of our compensation for 2009 was tax-deductible and that that would have been the case even if any named executive officer exercised stock options in 2009. With respect to Mr. Lane's restricted stock unit award granted in March 2010, depending on the price of our Common Stock at the time the restricted stock units vest, a portion of the restricted stock units may not be tax-deductible under Section 162(m).

In making decisions about executive compensation, we also consider the impact of other regulatory provisions, including the provisions of Section 409A of the Internal Revenue Code regarding non-qualified deferred compensation and the change-in-control provisions of Section 280G of the Internal Revenue Code. We also consider how various elements of compensation will impact our financial results. For example, we consider the impact of FASB Accounting Standard Codification 718, which requires us to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards.

Stock Ownership by Officers

Beginning with awards of restricted equity made in January 2007, restricted equity awarded to our officers who are required to report to the SEC their transactions in our securities (this group consists of our executive officers, including the named executive officers, our chief accounting officer, chief investment officer and chief information officer) must not be sold for one year after vesting. Shares received upon exercise of our last grant of stock options (in January 2004) also must not be sold for one year after exercise. The number of shares that must not be sold is the lower of 25% of the shares that vested (or in the case of options, 25% of the shares for which the options were exercised) and 50% of the shares that were received by the officer after taking account of shares withheld to cover taxes. The holding period may end before one year if the officer is no longer required to report transactions to the SEC. The holding period does not apply to involuntary transactions, such as would occur in a merger, and for certain other dispositions.

We also have stock ownership guidelines for executive officers. For our CEO, the stock ownership guideline is 100,000 shares and for the other named executive officers, the guideline is 50,000 shares. Stock owned consists of shares owned outright by the executive (including shares in the executive's account in our 401(k) plan), unvested restricted stock and RSUs scheduled to vest within one year (assuming ratable vesting over the performance period of longer-term restricted equity) and the difference between the market value of stock underlying vested stock options and the exercise price of those options. Each of our named executive officers meets these stock ownership guidelines. Our stock ownership guidelines, which were previously based on the value of the stock held, were changed in 2010 reflecting the decrease in our share price.

Change in Control Provisions

Each of our named executive officers is a party to a Key Executive Employment and Severance Agreement with us (a KEESA) described in the section titled "Potential Payments Upon Termination or Change-in-Control — Change in Control Agreements" below. No executive officer has an employment or severance agreement, other than these agreements. Our KEESAs provide for the payment of a termination payment in one or two lump sums only after both a change in control and a specified employment termination (a "double trigger" agreement). We adopted this approach, rather than providing for such payment only after a change in control (a "single trigger" agreement) or a change in control and a voluntary employment termination by the executive (a "modified single trigger" agreement), because we believe that double trigger agreements provide executives with adequate employment protection and reduce the potential costs associated with these agreements to an acquirer.

The KEESAs and our equity award agreements provide that all restricted equity and unvested stock options become fully vested at the date of a change in control. Once vested, a holder of an award is entitled to retain it even if he voluntarily leaves employment (although a vested stock option may expire because of employment termination as soon as 30 days after employment ends). In 2008, we amended our KEESAs for the principal purpose of complying with Section 409A of the Internal Revenue Code. In 2009, we eliminated any reimbursement of our named executive officers for any additional tax due as a result of the failure of the KEESAs to comply with Section 409A.

The period for which our KEESAs provide employment protection ends on the earlier of the third anniversary of the date of a change in control or the date on which the executive attained his or her normal retirement date. In 2010, we created a supplemental benefit plan that provides benefits that are reduced or eliminated by the age-based limitation under our KEESAs. This plan was adopted because the Committee wanted to provide such benefits for those who would, absent this age-based limitation, not receive benefits under his or her KEESA. The Committee believes that age should not reduce or eliminate benefits under a KEESA, but recognized that our employees may retire with a full pension at age 62 provided they have been a pension plan participant for at least five years. Taking the early availability of full pension benefits into account, the payments under this plan are capped by reducing such payments to an amount that will not trigger payment of federal excise taxes on such payments. As a result, unlike our KEESAs, this plan does not include an Internal Revenue Code Sections 280G and 4999 excise tax gross-up provision. Our KEESAs were not amended in connection with the adoption of this plan.

Other Matters

Our Stock Incentive Plan, which governs equity awards, prohibits the re-pricing of stock options, either by amending existing options to lower the exercise price or by granting new options having a lower exercise price in exchange for outstanding options having a higher exercise price, unless such re-pricing is approved by shareholders.

Under the Committee's "clawback" policy the Company will seek to recover, to the extent the Committee deems appropriate, from any executive officer and the chief accounting officer, certain incentive compensation if a subsequent financial restatement shows that such compensation should not have been paid. The clawback policy applies to restricted equity that vests upon the achievement of a Company performance target. As an alternative to seeking recovery, the Committee may require the forfeiture of future compensation. Beginning in January 2007, our restricted stock agreements require, to the extent the Committee deems appropriate, our executive officers to repay the difference between the amount of after-tax income that was originally recognized from restricted equity that vested based on achievement of a performance goal and the amount that would have been recognized had the restatement been in effect, plus the value of any tax deduction on account of the repayment.

When designing our compensation objectives and policies for our named executive officers, the Committee considers the incentives that such objectives and policies create, including incentives to cause the Company to undertake appropriate risks. Among other things, the Committee considers aspects of our compensation policies that mitigate incentives to take inappropriate risks, such as the holding requirements described under "Stock Ownership by Officers" above and the clawback policy described in the preceding paragraph.

Aside from its role as the Committee's independent consultant, FWC provides no other services to the Company. In 2009, FWC provided the Committee with advice about proxy disclosures, including with respect to this CD&A, incentive plan designs, base compensation for certain officer positions, director pay, market changes to salary ranges and merit increase levels in the market. FWC's fees for its work during 2006 — 2009 averaged less than $100,000 per year.

The Committee has not adjusted executive officers' future compensation based upon amounts realized pursuant to previous equity awards.

The Committee's practice for many years has been to make equity awards and approve new salaries and bonuses, if any, at its meeting in late January, which normally follows our announcement of earnings for the prior year. The Committee also may approve changes in compensation at other times throughout the year. In

Mr. Lane's case, the Board approved increases in his compensation on the recommendation of the Committee and the CEO in recognition of Mr. Lane's significant contributions and continuing leadership role at MGIC.

While the Committee is ultimately responsible for making all compensation decisions affecting our named executive officers, our CEO participates in the underlying process because of his close day-to-day association with the other named executive officers and his knowledge of our operations. Among other things, our CEO makes recommendations regarding all of the components of compensation described above for all of the named executive officers, other than himself. Although the Committee values the input of our CEO, he does not participate in the portion of the Committee meeting regarding the review of his own performance or the determination of the actual amounts of his compensation. Our Vice President-Human Resources and our General Counsel also participate in the Committee's compensation process. Specifically, our Vice President-Human Resources is responsible for coordinating the work assigned to FWC by the Committee. Our Vice President-Human Resources is expected to maintain knowledge of executive compensation trends, practices, rules and regulations and works with our General Counsel on related legal and tax compliance matters.

Compensation Committee Report

Among its other duties, the Management Development, Nominating and Governance Committee assists the oversight by the Board of Directors of MGIC Investment Corporation's executive compensation program, including approving corporate goals relating to compensation for the CEO and senior managers, evaluating the performance of the CEO and determining the CEO's annual compensation and approving compensation for MGIC Investment Corporation's other senior executives.

The Committee reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based upon this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in MGIC Investment Corporation's proxy statement for its 2010 Annual Meeting of Shareholders and its Annual Report on Form 10-K for the year ending December 31, 2009.

Members of the Management Development, Nominating and Governance Committee:

Kenneth M. Jastrow, II, Chairman
Thomas M. Hagerty
Leslie M. Muma
Donald T. Nicolaisen (joined January 2010)

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation earned by or paid to our named executive officers in 2007 through 2009. Following the table is a summary of selected components of our executive compensation program. Other tables that follow provide more detail about the specific types of compensation.

Name and Principal Position	Year	Salary $	Bonus $	Stock Awards $(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings $(2)	All Other Compensation $(3)	Total Compensation $
Curt Culver	2009	898,269(4)	—	754,416	620,074	6,500	2,279,259
Chairman and Chief	2008	855,577	—	2,528,064	349,073	6,200	3,738,914
Executive Officer	2007	821,923	480,000	4,284,598(5)	416,459	6,100	6,009,080
J. Michael Lauer	2009	460,039(4)	—	254,615	133,029	6,500	854,183
Executive Vice	2008	438,423	—	853,222	38,094	6,200	1,335,939
President and Chief Financial Officer	2007	421,692	202,950	1,490,969(5)	157,944	6,100	2,279,655
Patrick Sinks	2009	524,423(4)	—	471,510	238,433	6,500	1,240,866
President and Chief	2008	499,615	—	1,580,040	125,814	6,200	2,211,669
Operating Officer	2007	479,615	209,250	2,496,481(5)	134,099	6,100	3,325,545
Lawrence Pierzchalski	2009	449,654(4)	—	254,615	307,807	6,500	1,018,576
Executive Vice	2008	428,423	—	853,222	161,892	6,200	1,449,737
President — Risk Management	2007	411,692	180,000	1,481,945(5)	165,109	6,100	2,244,846
Jeffrey Lane	2009	415,385(4)	—	254,615	277,239	6,500	953,739
Executive Vice	2008	392,539	—	853,222	174,296	6,200	1,426,257
President and	2007	349,500	183,600	1,427,992(5)	195,136	6,100	2,162,328
General Counsel							

(1) The amounts shown in this column represent the grant date fair value of the stock awards granted to named executive officers in the years shown, computed in accordance with FASB ASC Topic 718. The vesting of all of the awards represented in this column for 2008 and 2009 is subject to our meeting certain performance conditions. For 2007, the vesting of the majority of the awards represented in this column is subject to our meeting certain performance conditions and the remainder, related to our bonus deferral program, is subject to continued employment. In accordance with the rules of the SEC, all of the figures in this column represent the value at the grant date based upon the probable outcome of the applicable performance conditions as of the grant date. If the full value of the applicable awards were shown, rather than an amount based upon the probable outcome of the applicable performance conditions, then the amounts shown would have been:

	2009	2008	2007
Curt Culver	$781,200	$2,681,280	$4,443,907
J. Michael Lauer	$263,655	$ 904,932	$1,544,735
Patrick Sinks	$488,250	$1,675,800	$2,596,049
Lawrence Pierzchalski	$263,655	$ 904,932	$1,535,712
Jeffrey Lane	$263,655	$ 904,932	$1,481,759

(2) The amounts shown in this column reflect the change in present value of accumulated pension benefits during such year pursuant to our Pension Plan and our Supplemental Executive Retirement Plan when retirement benefits are also provided under that Plan. See "Summary of Selected Components of our Executive Compensation Program — Pension Plan" below for a summary of these plans. The change shown in this column is the difference between (a) the present value of the annual pension payments that the named executive officer would be entitled to receive beginning at age 62 and continuing for his life expectancy determined at the end of the year shown and by assuming that the officer's employment with us ended on the last day of that year shown and (b) the same calculation done as if the officer's employment had ended one year earlier. For 2007 and 2008, there is a change between years principally

because the officer is one year closer to the receipt of the pension payments, which means the present value is higher, and the annual pension payment is higher due to the additional benefit earned because of one more year of employment. For 2009, the change is due principally to these factors and a decrease in the discount rate used to calculate the present value at the end of 2009, which made the increase during 2009 higher than it would have been if we had not changed the discount rate.

For each named executive officer, the change for 2009 consists of:

	Change Due to Decrease in Discount Rate	Change Due to Other Factors
Curt Culver	$249,437	$370,637
J. Michael Lauer	$ 93,875	$ 39,154
Patrick Sinks	$104,629	$133,804
Lawrence Pierzchalski	$126,335	$181,472
Jeffrey Lane	$ 90,123	$187,116

See Note 11 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2009 for additional information regarding the assumptions made in arriving at these amounts.

(3) The amounts shown in this column for each named officer consist of our matching 401(k) contributions of $1,600 for each year and discretionary contributions of the remaining amount. Total perks for any named executive officer did not exceed $10,000 in any year. The perks we provide are discussed in "Compensation Discussion and Analysis — Components of Our Executive Compensation Program — Perquisites."

(4) None of the named executive officers received an increase in their base salaries in 2009. In 2009, there were 27 bi-weekly pay periods, compared to 26 for the other years shown.

(5) Through the date of this proxy statement, approximately 21% of these values have been forfeited due to a failure to meet the applicable performance goals and it is likely that a material portion of the remaining amounts shown will be forfeited in the future.

Summary of Selected Components of our Executive Compensation Program

The following is a description of our annual bonus program and pension plan. This discussion supplements the discussion included in the section titled "Compensation Discussion and Analysis" above.

Annual Bonus

Beginning in 2008, our bonus framework provided that annual bonuses, so long as we met a performance target described in "Compensation Discussion and Analysis — Components of our Executive Compensation Program — Annual Bonus" above, are determined in the discretion of the Management Development, Nominating and Governance Committee taking account of:

- our actual financial and other results for the year compared to the goals considered and approved by the Management Development, Nominating and Governance Committee in the first quarter of that year (see "Compensation Discussion and Analysis — Components of our Executive Compensation Program — Annual Bonus" above for our 2009 performance goals);
- the Committee's subjective analysis of the business environment in which we operated during the year;
- the Committee's subjective evaluation of individual officer performance;
- the subjective recommendations of the CEO (except in regard to his own bonus); and
- such other matters as the Committee deems relevant.

The maximum bonuses under this bonus framework cannot exceed three times the base salary of the CEO and 2.25 times the base salaries of our other named executive officers.

Our bonus framework for 2007 provided that bonuses would be determined in the discretion of the Management Development, Nominating and Governance Committee taking account of the ROE criteria set forth below and the items in the bullet points above with respect to our bonus framework beginning in 2008. The ROE criteria and related bonus opportunities (expressed as a multiple of base salary) were:

ROE	CEO (Base Salary Multiple)(1)	President and Executive Vice Presidents (Base Salary Multiple)(1)	Other Executive Officers (Base Salary Multiple)(1)
=> 20%	3X	2.25X	1.8X
=>10% - <20%	>1 - <3X	>0.75 - <2.25X	>0.6 - <1.8X
5% - <10%	Up to 1X	Up to 0.75X	Up to 0.6X
< 5%	0X	0X	0X

(1) Interpolation between points is not necessarily linear.

During 2007, we also had a formula under which the maximum annual bonus award under the bonus framework was 0.75% of the sum of MGIC's pre-tax income, excluding extraordinary items and realized gains and the pre-tax contribution of MGIC's joint ventures. The Committee determined that for 2007 it would not use the results of the formula because it would result in no bonuses being paid to the named executive officers for 2007. The Management Development, Nominating and Governance Committee exercised its discretion to pay the bonuses shown for 2007 in the Summary Compensation Table to recognize the work of these officers related to the proposed merger with Radian Group Inc. and the termination of that merger.

Beginning with bonuses for 2001 performance, our executive officers could elect to receive restricted stock vesting in one year through continued employment for up to one-third of their bonus amounts (base restricted stock). If base restricted stock was elected, the executive officer was also awarded one and one-half shares of restricted stock vesting in three years through continued employment for each share of base restricted stock. The base restricted stock shares vest on or about the first anniversary of the grant date through continued employment and the matching shares vest on or about the third anniversary of the grant date through continued employment. Dividends are paid on these restricted shares prior to vesting. The matching restricted stock did not count against the bonus maximum in the ROE criteria table for our 2007 bonus framework. The Committee adopted the base and matching restricted stock portion of our executive compensation program to encourage senior executives to subject to equity risk compensation that would otherwise be paid in cash. This program was not offered to officers for bonuses earned in 2007, 2008 or 2009 because management did not anticipate that any bonuses would be paid in those years.

2009 GRANTS OF PLAN-BASED AWARDS

The following table shows the grants of plan based awards to our named executive officers in 2009.

			Estimated Future Payouts Under Equity Incentive Plan Awards		Grant Date Fair Value of Stock and Option Awards
Name	Type of Award	Grant Date	Target (#)	Maximum (#)	($)(1)
Curt Culver	Other(2)	1/29/09	108,000	108,000	334,800
	Performance Based(3)	1/29/09	135,648	144,000	446,400
J. Michael Lauer	Other(2)	1/29/09	36,450	36,450	112,995
	Performance Based(3)	1/29/09	45,781	48,600	150,660
Patrick Sinks	Other(2)	1/29/09	67,500	67,500	209,250
	Performance Based(3)	1/29/09	84,780	90,000	279,000
Lawrence Pierzchalski	Other(2)	1/29/09	36,450	36,450	112,995
	Performance Based(3)	1/29/09	45,781	48,600	150,660
Jeffrey Lane	Other(2)	1/29/09	36,450	36,450	112,995
	Performance Based(3)	1/29/09	45,781	48,600	150,660

(1) The grant date fair value is based on the New York Stock Exchange closing price on the day the award was granted. For equity incentive plan awards, the number of shares is the number included in the column titled "Maximum." There have been no stock options granted since 2004.

(2) See "Compensation Discussion and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity — Other Restricted Equity" above for information about the performance goal applicable to these awards.

(3) Pursuant to rules adopted by the SEC, the amounts set forth in the "Target" column are based upon the assumption that our performance with respect to the three performance goals applicable to these awards in 2009 through 2011 will equal our performance in 2008. Using this approach, approximately 31.4% of the shares granted would vest in each of 2010 through 2012. See "Compensation Discussion and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity" above for additional details about the performance goals applicable to these awards.

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END

The following table shows our named executive officers' equity awards outstanding on December 31, 2009.

Name	Number of Securities Underlying Unexercised Options Exercisable #[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested #	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested #	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Curt Culver	150,000[3]	45.3750	1/26/10	20,211[4]	116,820	375,936[5]	2,172,910
	75,000	57.8800	1/24/11				
	120,000	63.8000	1/23/12				
	80,000	43.7000	1/22/13				
	80,000	68.2000	1/28/14				
J. Michael Lauer	50,000[3]	45.3750	1/26/10	7,543[4]	43,599	126,878[5]	733,355
	25,000	57.8800	1/24/11				
	40,000	63.8000	1/23/12				
	27,000	43.7000	1/22/13				
	27,000	68.2000	1/28/14				
Patrick Sinks	11,700[3]	45.3750	1/26/10	9,117[4]	52,696	234,960[5]	490,028
	20,000	63.8000	1/23/12				
	8,000	43.7000	1/22/13				
	40,000	68.2000	1/28/14				
Lawrence Pierzchalski	50,000[3]	45.3750	1/26/10	7,398[4]	42,760	126,878[5]	733,355
	25,000	57.8800	1/24/11				
	40,000	63.8000	1/23/12				
	27,000	43.7000	1/22/13				
	27,000	68.2000	1/28/14				
Jeffrey Lane	17,550[3]	45.3750	1/26/10	6,531[4]	37,749	126,878[5]	733,355
	25,000	57.8800	1/24/11				
	40,000	63.8000	1/23/12				
	10,800	43.7000	1/22/13				
	27,000	68.2000	1/28/14				

(1) There have been no stock options granted since 2004. As a result, all stock option awards are fully vested.

(2) Based on the closing price of the Common Stock on the New York Stock Exchange at 2009 year-end, which was $5.78.

(3) These stock options expired in January 2010 without being exercised.

(4) Includes restricted shares (or, in the case of Mr. Culver, RSUs) granted on January 26, 2005, which were unvested as of December 31, 2009, but subsequently vested on January 26, 2010 due to continued employment through that date in the following amounts: Mr. Culver — 4,800; Mr. Lauer — 1,620 Mr. Sinks — 2,400; Mr. Pierzchalski — 1,620; Mr. Lane — 1,620. See "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity" above. Also includes matching restricted shares awarded in connection with the officer's election to defer a portion of his annual cash bonus for 2006 in the following amounts: Mr. Culver — 15,411; Mr. Lauer — 5,923; Mr. Sinks — 6,717; Mr. Pierzchalski — 5,778; Mr. Lane — 4,911. See "Summary of Selected Components of our Executive Compensation Program — Annual Bonus" above for a discussion of the terms of these grants. These restricted shares were unvested as of December 31, 2009, but subsequently vested on February 10, 2010 due to continued employment through that date.

(5) Consists of: (a) performance-based restricted equity granted in 2008 and 2009 that will vest in February in each of the first three years following the grant dates if we meet certain performance targets (with the vesting amounts, if any, dependent upon our performance) and (b) other restricted equity granted in 2008 and 2009, one-third of which will vest in February in each of the first three years following the grant dates if we meet certain performance targets. The 2008 awards were granted on February 28, 2008, and the 2009 awards were granted on January 29, 2009. The 2009 awards are reported in the table titled "2009 Grants of Plan-Based Awards" above. The 2008 awards were similar to the 2009 awards, except that the number of shares granted was 33% lower than the 2009 awards. Excludes restricted shares, 20% of which vest on or about each of the first five anniversaries of the grant date, assuming continued employment and our meeting our ROE goal of 1% for the year prior to vesting in the following amounts: Mr. Culver — 24,000; Mr. Lauer — 8,100; Mr. Sinks — 15,000; Mr. Pierzchalski — 8,100; and Mr. Lane — 8,100. Pursuant to the rules of the SEC, these awards are excluded because we did not meet our ROE goal in 2008. Also excludes restricted shares or RSUs, the vesting of which is dependent upon our meeting a goal determined by our EPS in the following amounts: Mr. Culver — 75,808; Mr. Lauer — 25,586; Mr. Sinks — 45,124; Mr. Pierzchalski — 25,586; and Mr. Lane — 25,586. Pursuant to rules adopted by the SEC, the amounts for these shares are excluded because our EPS in 2008 was negative.

2009 OPTION EXERCISES AND STOCK VESTED

The following table shows the vesting of grants of plan based stock awards to our named executive officers in 2009. There were no options exercised in 2009.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting #**	**Value Realized on Vesting ($)(1)**
Curt Culver	49,713(2)	99,657(2)
J. Michael Lauer	17,368	34,790
Patrick Sinks	26,623	53,592
Lawrence Pierzchalski	17,608	35,261
Jeffrey Lane	16,261	32,621

(1) Value realized is the market value at the close of business on the vesting date. None of our named executive officers sold any shares in 2009, though some shares that vested were withheld to pay taxes due as a result of the vesting of the shares.

(2) Includes 4,800 RSUs, valued at $9,216 using the market value at the close of business on the vesting date. Although these RSUs vested during 2009, Mr. Culver will not receive the shares underlying them until six months after he retires.

PENSION BENEFITS AT 2009 FISCAL YEAR-END

The following table shows the present value of accrued pension plan benefits for our named executive officers as of December 31, 2009.

Name	Plan Name[1]	Number of Years Credited Service #	Present Value of Accumulated Benefit ($)[2]
Curt Culver	Qualified Pension Plan	27.2	1,742,178
	Supplemental Executive Retirement Plan	27.2	2,259,092
J. Michael Lauer	Qualified Pension Plan	20.8	2,060,238
	Supplemental Executive Retirement Plan	20.8	330,111
Patrick Sinks	Qualified Pension Plan	31.4	1,134,104
	Supplemental Executive Retirement Plan	31.4	142,073
Lawrence Pierzchalski	Qualified Pension Plan	27.7	1,700,401
	Supplemental Executive Retirement Plan	27.7	268,048
Jeffrey Lane	Qualified Pension Plan	13.3	1,702,614[3]
	Supplemental Executive Retirement Plan	13.3	150,386

(1) See "Summary of Selected Components of our Executive Compensation Program — Pension Plan" above for a summary of these plans.

(2) The amount shown is the present value of the annual pension payments that the named executive officer would be entitled to receive beginning at age 62 (which is the earliest age that unreduced benefits under the Qualified Pension Plan and Supplemental Executive Retirement Plan may be received) and continuing for his life expectancy determined at the end of 2009 and by assuming that the officer's employment with us ended on the last day of that year. See Note 11 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2009 for the discount rate and postretirement mortality assumptions used to calculate the present value of benefits under these plans.

(3) Includes an annual benefit of $34,000 credited to Mr. Lane as part of his initial employment. This amount represents $364,494 of the present value of Mr. Lane's benefits.

We maintain a Pension Plan for the benefit of substantially all of our employees and a Supplemental Executive Retirement Plan (Supplemental Plan) for designated employees, including executive officers. The Supplemental Plan provides benefits that cannot be provided by the Pension Plan because of limitations in the Internal Revenue Code on benefits that can be provided by a qualified pension plan, such as our Pension Plan.

Under the Pension Plan and the Supplemental Plan taken together, each executive officer earns an annual pension credit for each year of employment equal to 2% of the officer's eligible compensation for that year. Eligible compensation is limited to salaries, commissions, wages, cash bonuses, the portion of cash bonuses deferred and converted to restricted equity bonuses (see "Annual Bonus" above) and overtime pay. At retirement, the annual pension credits are added together to determine the employee's accrued pension benefit. However, the annual pension credits for service prior to 1998 for each employee with at least five years of vested service on January 1, 1998 will generally be equal to 2% of the employee's average eligible compensation for the five years ended December 31, 1997. Eligible employees with credited service for employment prior to October 31, 1985 also receive a past service benefit, which is generally equal to the difference between the amount of pension the employee would have been entitled to receive for service prior to October 31, 1985 under the terms of a prior plan had such plan continued, and the amount the employee is actually entitled to receive under an annuity contract purchased when the prior plan was terminated. Retirement benefits vest on the basis of a graduated schedule over a seven-year period of service. Full pension benefits are payable in monthly installments upon retirement at or after age 65 (age 62 if the employee has completed at least seven years of service). In addition, reduced benefits are payable beginning at age 55. These benefits are reduced by 0.5% for each month that payments begin prior to the normal retirement date.

Mr. Lauer is eligible for his full retirement benefits and Messrs. Culver, Pierzchalski and Lane are eligible to receive reduced benefits.

Potential Payments Upon Termination or Change-in-Control

The following table summarizes the estimated value of payments to each of the named executive officers assuming the triggering event or events indicated occurred on December 31, 2009.

Name	Termination Scenario	Total ($)	Cash Payment ($)	Value of Restricted Equity and Stock Options That Will Vest on an Accelerated Basis ($)[1]	Value of Restricted Equity and Stock Options Eligible for Continued Vesting ($)[1]	Value of Other Benefits ($)[2]
Curt Culver	Change in control with qualifying termination[3]	8,760,614	5,670,830[4]	2,947,078	—	142,706
	Change in control without qualifying termination[3]	2,947,078	—	2,947,078	—	—
	Death	2,947,078	—	2,947,078	—	—
	Disability	286,772	286,772[5]	—	—	—
J. Michael Lauer	Change in control with qualifying termination[3]	998,819	—[6]	998,819	—	—
	Change in control without qualifying termination[3]	998,819	—	998,819	—	—
	Retirement	472,995	—	—	472,995	—
	Death	998,819	—	998,819	—	—
Patrick Sinks	Change in control with qualifying termination[3]	4,677,965	2,747,751[4]	1,808,568	—	121,646
	Change in control without qualifying termination[3]	1,808,568	—	1,808,568	—	—
	Death	1,808,568	—	1,808,568	—	—
Lawrence Pierzchalski	Change in control with qualifying termination[3]	3,467,272	2,357,761[4]	997,981	—	111,530
	Change in control without qualifying termination[3]	997,981	—	997,981	—	—
	Death	997,981	—	997,981	—	—
Jeffrey Lane	Change in control with qualifying termination[3]	3,247,337	2,179,016[4]	992,969	—	75,352
	Change in control without qualifying termination[3]	992,969	—	992,969	—	—
	Death	992,969	—	992,969	—	—

(1) The value attributed to restricted stock that accelerates or is eligible for continued vesting is calculated using the closing price on the New York Stock Exchange on December 31, 2009 (which is a higher valuation than that specified by IRS regulations for tax purposes). The value of options would be the difference between the closing price on the New York Stock Exchange on December 31, 2009 and the exercise price. However, as of December 31, 2009, the exercise price of all options exceeded the market price. As a result, all amounts in these columns represent value attributable solely to restricted equity.

(2) Other benefits include three years of health and welfare benefits and the maximum outplacement costs each executive would be entitled to.

(3) As described further in "- Change in Control Agreements" below, each of our named executive officers is a party to a KEESA that may provide for payments after a change in control. A qualifying termination is a termination within three years (but no later than the date the executive reaches the age at which the

executive may retire under the Pension Plan with full pension benefits) after the change in control by the company other than for cause, death or disability or by the executive for good reason.

(4) Amounts payable in one or two lump sums, depending on limits on amounts that may be paid within six months under applicable tax rules and regulations. The first lump sum is payable within 10 business days after the termination date and the second lump sum, if required by applicable tax rules and regulations, is payable six months thereafter.

(5) Represents the present value of monthly payments of $4,000 that Mr. Culver would be eligible to receive through age 65, assuming the disability continued. These amounts would be paid by an insurance company pursuant to an insurance policy covering Mr. Culver that we provide. The discount rate of 6.0% applied to these payments is the same discount rate that we use to value our net periodic benefit costs associated with our benefit plans pursuant to GAAP.

(6) As of December 31, 2009, Mr. Lauer was not eligible to receive a cash payment or other benefits under his KEESA because he had attained his normal retirement age. As noted in "— Change in Control Agreements" below, in 2010, we created a supplemental benefit plan applicable to persons who, such as Mr. Lauer, had attained his normal retirement age.

Change in Control Agreements

Each of our named executive officers is a party to a Key Executive Employment and Severance Agreement with us (a KEESA). If a change in control occurs and the executive's employment is terminated within three years (but no later than the date the executive reaches the age at which the executive may retire under the Pension Plan with full pension benefits, which is 62, an age that none of our named executive officers other than Mr. Lauer has attained) after the change in control (this period is referred to as the employment period), other than for cause, death or disability, or if the executive terminates his employment for good reason, the executive is entitled to receive a termination payment of twice the sum of his annual base salary, his maximum bonus award and an amount for pension accruals and profit sharing and matching contributions to our tax-qualified defined contribution plan, subject to reduction as described below. This termination payment is payable in one or two lump sums, depending on limits on amounts that may be paid within six months under applicable tax rules and regulations. The first lump sum is payable within 10 business days after the termination date and the second lump sum, if required by applicable tax rules and regulations, is payable six months thereafter.

If the employment termination occurs during the employment period but more than three months after the change in control, the termination payment is reduced by an amount corresponding to the portion of the employment period that has elapsed since the date of the change in control. The KEESAs require that, for a period of twelve months after a termination for which a payment is required, the executive not compete with us unless approved in advance in writing by our Board of Directors. The KEESAs also impose confidentiality obligations on our executives that have signed them.

Under the KEESAs, a change in control generally would occur upon the acquisition by certain unrelated persons of 50% or more of our Common Stock; an exogenous change in the majority of our Board of Directors; certain mergers, consolidations or share exchanges or related share issuances; or our sale or disposition of all or substantially all of our assets. We would have "cause" to terminate an executive under a KEESA if the executive were intentionally to engage in certain bad faith conduct causing demonstrable and serious financial injury to us; to be convicted of certain felonies; or to willfully, unreasonably and continuously refuse to perform his or her existing duties or responsibilities. An executive would have "good reason" under his or her KEESA if we were to breach the terms of the KEESA or make certain changes to the executive's position or working conditions.

While the executive is employed during the employment period, the executive is entitled to a base salary no less than the base salary in effect prior to the change in control and to a bonus opportunity of no less than 75% of the maximum bonus opportunity in effect prior to the change in control. The executive is also entitled to participate in medical and other specified benefit plans. Such benefits include life insurance benefits made available to salaried employees generally and other benefits provided to executives of comparable rank, including stock options, supplemental retirement benefits and periodic physicals. The value of these benefits cannot be less than 75% of the value of comparable benefits prior to the change in control, except that if the new parent company does not provide stock-based compensation to executives of its U.S. companies of comparable rank, this type of benefit need not be provided and the 75% minimum for other benefits is raised to 100%. If the executive experiences a qualified termination, he is entitled to continued life and health insurance for the remainder of the employment period or, if earlier, the time he obtains similar coverage from a new employer, outplacement services and up to a total of $10,000 to cover tax preparation, legal and accounting services relating to the KEESA termination payment.

If the excise tax under Sections 280G and 4999 of the Internal Revenue Code would apply to the benefits provided under the KEESA, the executive is entitled to receive a payment so that he is placed in the same position as if the excise tax did not apply. In 2008, we amended our KEESAs for the principal purpose of complying with Section 409A of the Internal Revenue Code. In 2009, we eliminated any reimbursement of our named executive officers for any additional tax due as a result of the failure of the KEESAs to comply with Section 409A.

The period for which our KEESAs provide employment protection ends on the earlier of the third anniversary of the date of a change in control or the date on which the executive attained his or her normal retirement date. In 2010, we created a supplemental benefit plan that provides benefits that are reduced or eliminated by the age-based limitation under our KEESAs. This plan was adopted because the Committee wanted to provide such benefits for those who would, absent this age-based limitation, not receive benefits under his or her KEESA. The Committee believes that age should not reduce or eliminate benefits under a KEESA, but recognized that our employees may retire with a full pension at age 62 provided they have been a pension plan participant for at least five years. Taking the early availability of full pension benefits into account, the payments under this plan are capped by reducing such payments to an amount that will not trigger payment of federal excise taxes on such payments under Sections 280G and 4999. As a result, unlike our KEESAs, this plan does not include an excise tax gross-up provision. Our KEESAs were not amended in connection with the adoption of this plan.

Post-Termination Vesting of Certain Restricted Equity Awards

In general, our restricted equity awards are forfeited upon a termination of employment, other than as a result of the award recipient's death (in which case the entire award vests). If employment termination occurs after age 62 for a recipient who has been employed by us for at least seven years, awards granted at least one year prior to the date of the employment termination will continue to vest if the recipient enters into a non-competition agreement with us.

Pension Plan

As noted under "Compensation and Related Tables — Summary of Selected Components of our Executive Compensation Program — Pension Plan" above, we have a Pension Plan and Supplemental Plan that provide post-retirement benefits. If the employment of our named executive officers terminated effective December 31, 2009, the annual amounts payable to them at age 62 under these plans would have been: Mr. Culver — $446,700; Mr. Lauer — $225,660; Mr. Sinks — $185,184; Mr. Pierzchalski — $225,156; and Mr. Lane — $172,848. As of December 31, 2009, Mr. Lauer was eligible to receive this level of benefits because he was over the age of 62 and had more than seven years' tenure. As of December 31, 2009, Messrs. Culver, Pierzchalski and Lane were eligible to receive reduced benefits under these plans immediately upon retirement because they were over the age of 55 and had more than seven years' tenure. As a result, if their employment had been terminated effective December 31, 2009, the annual amounts payable to them under our Pension Plan had they elected to begin receiving annual payments immediately would have been Mr. Culver — $328,325; Mr. Lauer — $225,660; Mr. Pierzchalski — $159,861; and Mr. Lane — $159,020.

Severance Pay

Although we do not have a written severance policy for terminations of employment unrelated to a change in control, we have historically negotiated severance arrangements with officers whose employment we terminate without cause. The amount that we have paid has varied based upon the officer's tenure and position.

Related Person Transactions

Among other things, our Code of Business Conduct prohibits us from entering into transactions in which our "Senior Financial Officers," executive officers or their respective immediate family members have a material financial interest (either directly or through a company with which the officer has a relationship) unless all of the following conditions are satisfied:

- the terms of the contract or transaction are fair and equitable, at arm's length and are not detrimental to our interests;
- the existence and nature of the interests of the officer are fully disclosed to and approved by the Audit Committee; and
- the interested officer has not participated on our behalf in the consideration, negotiation or approval of the contract or transaction.

In addition, the Code requires Audit Committee approval of all transactions with any director or a member of the director's immediate family, other than transactions involving the provision of goods or services in the ordinary course of business of both parties. The Code contemplates that our non-management directors will disclose all transactions between us and parties related to the director, even if they are in the ordinary course of business.

We have used the law firm of Foley & Lardner LLP as our principal outside legal counsel for more than 20 years. The wife of our General Counsel is a partner in that law firm, which was paid $1,941,785 by us and our consolidated subsidiaries for legal services in 2009.

Item 2 — *Approval of Shareholder Rights Agreement*

At the Annual Meeting, we will ask our shareholders to approve the Shareholder Rights Agreement by and between the Company and Wells Fargo Bank, National Association, as amended through December 29, 2009 (the "Rights Agreement"). The Rights Agreement is attached to this Proxy Statement as Appendix A. If our shareholders do not approve the Rights Agreement at the Annual Meeting, our Board of Directors intends to redeem the Rights or otherwise render them ineffective promptly after the certification of the vote.

Our Board of Directors approved the Rights Agreement in an effort to protect shareholder value by attempting to diminish the risk that our ability to use our net operating losses ("NOLs") to reduce potential future federal income tax obligations may become substantially limited and by deterring certain abusive takeover practices.

Protection of Valuable NOL Carryforward Assets

We have experienced, and continue to experience, substantial operating losses, including realized losses for tax purposes. We can use NOLs that arise from these losses in certain circumstances to offset any current and future taxable income and, thus, reduce our federal income tax liability. Applicable tax law subjects our ability to take advantage of these NOLs to certain requirements and restrictions. To the extent that the NOLs are not otherwise limited, we believe that we will be able to carry forward a significant amount of NOLs and that these NOLs could be a substantial asset to us.

The benefit of the NOLs to the Company, including NOLs arising in the future, will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, if we were to experience an "ownership change" as defined in Section 382 of the Internal Revenue Code ("Section 382"). If an "ownership change" were to occur, the amount of the Company's income in a subsequent year that could be offset by carryforwards of NOLs that arose before the "ownership change," or by losses that are recognized after the ownership change but that were economically accrued prior to the "ownership change," would be subject to limitation. In general, the annual limit is obtained by multiplying (i) the aggregate value of our outstanding equity immediately prior to the "ownership change" (reduced by certain capital contributions made during the immediately preceding two years and certain other items) by (ii) the federal long-term tax-exempt interest rate applicable to the month of the "ownership change." In applying this annual limit, numerous special rules and limitations apply. If we were to experience an "ownership change" at our current stock price levels, we believe we would be subject to an annual NOL limitation that could result in a material amount of NOLs expiring unused and that could result in a significant impairment to any NOL assets the Company may have at that time.

Although any NOL carryforwards that are not used as a result of a Section 382 limitation would remain available to offset income in future years (again, subject to the Section 382 limitation) until the NOL carryforwards expire, any "ownership change" could significantly defer the utilization of the NOL carryforwards and cause some of the NOL carryforwards to expire unused, and could accelerate payment of federal income tax. Because the aggregate value of our outstanding stock and the federal long-term tax-exempt interest rate fluctuate, it is impossible to predict with any accuracy the annual limitation upon the amount of our taxable income that could be offset by such NOL carryforwards were an "ownership change" to occur during the term of the Rights Agreement, but we believe such limitation would be material.

It is not possible to fully determine or estimate the level of NOLs that are now, or in the future may be, available to us to offset taxable income that we may have. The amount of NOLs remaining at the end of the 2009 year, after taking into account all currently available carrybacks of NOLs into prior years, is more than $800 million.

Section 382 Ownership Calculations

To determine whether an "ownership change" has occurred, the Company must compare the percentage of stock owned by each 5-percent shareholder immediately after any change in the ownership of its stock that affects the percentage owned by a 5-percent shareholder (an "owner shift") to the lowest percentage of stock owned by each such 5-percent shareholder at any time during the testing period (which is generally a three-year rolling period ending on the day of the potential ownership change). The amount of the increase in the percentage of Company stock owned by each 5-percent shareholder whose stock ownership percentage has increased is added, and an ownership change occurs if the aggregate increase in percentage ownership by all such 5-percent shareholders exceeds 50 percent.

For example, if a single investor acquired 50.1 percent of our stock in a three-year period, an "ownership change" would occur. Similarly, if ten persons, none of whom previously owned our stock, each acquired slightly over 5 percent of our stock within a three-year period (so that such persons owned, in the aggregate, more than 50 percent), an "ownership change" would occur.

In determining whether an "ownership change" has occurred, the rules of Section 382 are very complex, and a complete discussion of them is beyond the scope of this summary discussion. Some of the factors that must be considered in making a Section 382 "ownership change" calculation include the following:

- All holders who each own, directly or indirectly, less than 5 percent of a company's common stock are generally (but not always) treated as a single 5-percent shareholder. Transactions in the public markets among shareholders who are not 5-percent shareholders are generally (but not always) ignored in the calculation of the owner shift.

- There are several other rules regarding the aggregation and segregation of shareholders who otherwise do not qualify as 5-percent shareholders, including a rule that treats a person who owns, directly or indirectly, less than 5 percent of our stock as a 5-percent shareholder under certain circumstances, and a rule that treats persons acting in concert in certain ways as a single shareholder.

- Acquisitions by a person that cause that person to become a 5-percent shareholder generally result in a 5 percentage (or more) point change in ownership, regardless of the size of the final purchase that caused the 5 percent threshold to be exceeded.

- Certain constructive ownership rules, which generally attribute ownership of stock owned by estates, trusts, corporations, partnerships or other entities to the ultimate indirect individual owner of the stock, or to related individuals, are applied in determining the level of stock ownership of a particular shareholder. Special rules can result in the treatment of options (including warrants) or other similar interests as having been exercised if such treatment would result in an ownership change.

- The redemption or buyback of shares by an issuer will increase the ownership of any 5-percent shareholders (including groups of shareholders who are not themselves 5-percent shareholders) and can contribute to an "ownership change." In addition, it is possible that a redemption or buyback of shares could cause a holder of less than 5 percent to become a 5-percent shareholder, resulting in a 5 percentage (or more) point change in ownership.

Currently, we do not believe that we have experienced an "ownership change," but calculating whether an "ownership change" has occurred is subject to inherent uncertainty. This uncertainty results from the complexity and ambiguity of the Section 382 provisions, as well as limitations on the knowledge that any publicly traded company can have about the ownership of and transactions in its securities.

Protection Against Abusive Takeover Practices

In addition to protecting our NOLs, the Rights Agreement is intended to defend against abusive or otherwise undesirable takeover tactics, such as:

- acquiring stock for the purpose of forcing a sale of the Company at a price that is more than the average cost of the investor's position, but less than a fair price to shareholders;

- taking control through open-market purchases without giving the shareholders a control premium for their shares or the protections of the federal tender offer rules;

- attempting to acquire the Company at a time when the Company's common stock is undervalued and at a price that is less than the stock's intrinsic value; and

- attempting, through a partial tender offer, to acquire a majority interest in the Company and then forcing the remaining public shareholders to accept cash and/or securities of lesser value.

The Rights Agreement discourages such attempts by making an acquisition of the Company that is not approved by our Board of Directors prohibitively expensive for the acquiror by significantly diluting the acquiror's stock interest in the Company and, in some circumstances, significantly increasing the Company's market capitalization.

Reasons the Board of Directors Recommends Approval

The Board of Directors believes that the Rights Agreement is in the best interests of the Company's shareholders because it:

- Diminishes the risk that the Company's ability to use its NOLs to reduce potential future federal income tax obligations may become substantially limited if the Company were to experience an "ownership change," with the result that its utilization of loss carryforwards could be deferred, its payment of federal income tax could be accelerated and some of the NOLs may expire unused.

- Encourages anyone seeking to acquire control of the Company to negotiate in good faith with the Board and gives the Board significant negotiating power on behalf of the shareholders. This should enable the Board to negotiate a fair premium for shareholders that is consistent with the intrinsic value of the Company and to block any transaction by an acquiror who is unwilling to pay a fair price.

- Does not prevent the making of unsolicited offers or the acquisition of the Company at a full and fair price since the existence of the Rights Agreement does not eliminate the Board's responsibility to consider acquisition proposals in a manner consistent with the directors' fiduciary duties to shareholders.

Description of Rights Agreement

On July 22, 1999, our Board of Directors declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, $1.00 par value (the "Common Shares"), of the Company. Giving effect to subsequent amendments to the original agreement under which the Rights were issued (which is now the Rights Agreement), each Right entitles the registered holder to purchase from the Company one-half of one Common Share, at a price of $25.00 per Common Share (equivalent to $12.50 for each one-half of a Common Share), subject to adjustment (the "Purchase Price").

Until the earlier to occur of (i) 10 days following a public announcement that a person has become an Acquiring Person (described below) or (ii) 10 business days (or such later date as may be determined by action of the Company's Board of Directors (the "Board") prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights are evidenced, by the Common Share certificates. An "Acquiring Person" is any person that becomes, by itself or together with its affiliates and associates, a beneficial owner of 5.0% or more of the Common Shares then outstanding, but will not include:

i. the Company, its subsidiaries and certain benefit plans of the Company and its subsidiaries;

ii. any of certain "grandfathered" persons ("Grandfathered Persons") that would have otherwise been Acquiring Persons as of the close of business on July 7, 2009, as of the effective time of certain acquisitions or mergers involving all or part of the asset management business of a financial institution headquartered in the United Kingdom or as of November 30, 2009, and that continue to qualify for this status;

iii. an "Exempt Person", which is any person who delivers to the Company a letter that, as determined by the Company in its sole discretion, is substantially in the form as specified in the Rights Agreement or is an affiliate or associate of another person who delivers such a letter to the Company and whose beneficial ownership of 5.0% or more of the outstanding Common Shares would not, as determined, prior to the person becoming the beneficial owner of 5.0% or more of the Common Shares, by the Company in its sole discretion, jeopardize or endanger the availability to the Company of the net operating loss carryovers, other tax carryovers and tax benefits of the Company and its subsidiaries within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Tax Benefits"); *provided* that such person shall not qualify for this exception unless and until it, or its affiliate or associate who delivers the aforementioned letter, has received written notice of such determination by the Company; *provided, further,* that such person will lose this exemption from being an Acquiring Person from such time (if any) as (A) in respect of the aforementioned letter that such person, or its affiliate or associate, delivered, a representation or warranty of such person, or its affiliate or associate, in such letter was not true and correct when made, a representation or warranty of such person, or its affiliate or associate, in such letter that was to remain true and correct after the date of the letter as contemplated therein ceases to remain true and correct or such person, or its affiliate or associate, ceases to comply with a covenant contained in such letter or (B) such person becomes the beneficial owner of 10.0% or more of the Common Shares then outstanding;

iv. any person who or which the Board determines, in its sole discretion, has inadvertently become a beneficial owner of 5.0% or more of the Common Shares then outstanding (or has inadvertently failed to continue to qualify as a Grandfathered Person or Exempt Person), provided such person promptly enters into, and delivers to the Company, an irrevocable commitment promptly to divest or cause its affiliates and associates to divest, and thereafter such person or its affiliates and associates promptly divest (without exercising or retaining any power, including voting, with respect to such Common Stock), sufficient Common Shares so that the percentage stock ownership of such person and its affiliates and associates is less than 5% (or, in the case of any person who or which has inadvertently failed to continue to qualify as a Grandfathered Person or an Exempt Person, the Common Shares that caused such person to so fail to qualify as a Grandfathered Person or an Exempt Person, as the case may be); and

v. any person who becomes a beneficial owner of 5.0% or more of the Common Shares then outstanding (or has failed to continue to qualify as a Grandfathered Person or an Exempt Person) as a result of one or more transactions that the Board determines, in its sole discretion and on such terms and conditions as the Board may in its sole discretion prescribe, should have the consequences of exempting such person from becoming an Acquiring Person (an "Exempt Transaction Determination"); provided, however, that such a person will become an Acquiring Person at such time as the person no longer satisfies the terms or conditions, if any, that the Board prescribed in its Exempt Transaction Determination (unless the person no longer beneficially owns 5.0% or more of the Common Shares then outstanding or qualifies for another exception).

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest to occur of (i) August 17, 2012 (the "Final Expiration Date"); (ii) the time at which the Rights are redeemed as provided in the Rights Agreement; (iii) the time at which the Rights are exchanged provided in the Rights Agreement; (iv) the repeal of Section 382 if the Board determines that the Rights Agreement is no longer necessary for the preservation of the Tax Benefits that would have been affected by such section; and (v) the beginning of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward.

The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

In the event that any person becomes an Acquiring Person (a "Flip-In Event"), each holder of a Right (except as otherwise provided in the Rights Agreement) will thereafter have the right to receive upon exercise that number of Common Shares (or, in certain circumstances cash, property or other securities of the Company or a reduction in the Purchase Price) having a market value of two times the then current Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip-In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued in connection with the exercise or exchange of Rights.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

In lieu of issuing fractional Common Shares equal to one-half of a Common Share or less upon the exercise of Rights, the Company will pay cash with an equivalent value based on the market price of the Common Shares on the last trading day prior to the date of exercise. No Rights may be exercised that would entitle the holder thereof to any fractional Common Share greater than one-half of a Common Share unless concurrently therewith such holder purchases an additional fraction of a Common Share which when added to the number of Common Shares to be received upon such exercise, equals an integral number of Common Shares. In lieu of issuing fractional Common Shares upon the exchange of Rights, the Company will pay cash with an equivalent value based on the market price of the Common Shares on the last trading day prior to the date of exchange.

The Purchase Price is payable by certified check, cashier's check, bank draft or money order or, if so provided by the Company, the Purchase Price following the occurrence of a Flip-In Event may be paid in Common Shares having an equivalent value.

At any time prior to a person becoming an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Other than amendments that would change the Redemption Price or move to an earlier date the Final Expiration Date, the terms of the Rights may be amended by the Board without the consent of the holders of the Rights, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The foregoing summary description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached as Appendix A.

Certain Considerations Relating to the Rights Agreement

You should read and consider the factors below when deciding whether to vote for the approval of the Rights Agreement.

Future Use and Amount of the NOL carryforwards is Uncertain. Our use of our NOL carryforwards depends on our ability to generate taxable income in the future. We cannot assure you that we will have taxable income in any applicable period or, if we do, whether such income or the NOL carryforwards at such time will exceed any potential Section 382 limitation.

Potential Challenge to the NOL Carryforwards. The amount of our NOL carryforward has not been audited or otherwise validated by the Internal Revenue Service (the "IRS"). The IRS could challenge the amount of the NOLs, which could result in an increase in our liability in the future for income taxes. In addition, determining whether an "ownership change" has occurred is subject to uncertainty, as discussed above under "Section 382 Ownership Calculations." Therefore, we cannot assure you that the IRS or other taxing authority will not claim that we experienced an "ownership change" and attempt to reduce the benefit of the NOL carryforwards even if the Rights Agreement is in place.

Continued Risk of Ownership Change. Although the Rights Agreement is intended to diminish the likelihood of an "ownership change," we cannot assure you that it will be effective. The amount by which our ownership may change in the future could, for example, be affected by purchases and sales of stock by 5-percent shareholders and the conversion of our outstanding convertible subordinated debentures, over which we have no control, and new issuances of stock by us, should we choose to do so.

Potential Effects on Liquidity. The Rights Agreement is intended to deter persons or groups of persons from acquiring beneficial ownership of shares of our stock in excess of the specified limitations. A shareholder's ability to dispose of our stock may be limited if the Rights Agreement reduces the number of persons willing to acquire our stock or the amount they are willing to acquire.

Potential Impact on Value. The Rights Agreement could negatively impact the value of our stock by deterring persons or groups of persons from acquiring shares of our stock, including in acquisitions for which some shareholders might receive a premium above market value.

Anti-Takeover Effect. The Rights Agreement has an "anti-takeover effect" because it will deter a person or group of persons from acquiring beneficial ownership of 5% or more of our stock or, in the case of persons that already own 5% or more of our stock, from acquiring any additional shares of our stock, unless such person or group becomes an Exempt Person, in which case the beneficial ownership deterrence threshold will be 10%. The Rights Agreement could discourage or prevent a merger, tender offer, proxy contest or accumulations of substantial blocks of shares.

Shareholder Vote Required

The affirmative vote of a majority of the votes cast on this matter is required for the approval of the Rights Agreement. Abstentions and broker non-votes will not be counted as votes cast.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE RIGHTS AGREEMENT. PROXIES WILL BE VOTED FOR APPROVAL UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD.

Item 3 — *Ratification of appointment of independent registered public accounting firm*

The Audit Committee has reappointed the accounting firm of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the fiscal year ending December 31, 2010. As a matter of good corporate governance, the Board is seeking shareholder ratification of the appointment even though ratification is not legally required. If shareholders do not ratify this appointment, the Audit Committee will take this into consideration in its future selection of an independent registered public accounting firm. A representative of PwC is expected to attend the meeting and will be given an opportunity to make a statement and respond to appropriate questions.

In PwC's engagement letter, we and PwC will agree not to demand a trial by jury in any action, proceeding or counterclaim arising out of or relating to PwC's services and fees for the engagement. We will also agree we will not, directly or indirectly, agree to assign or transfer any rights, obligations, claims or proceeds from claims against PwC arising under the engagement letter to anyone. The engagement letter will not contain a requirement that we arbitrate any disputes with PwC nor will it contain any limitation on our right to damages from PwC.

Audit and Other Fees

For the years ended December 31, 2008 and 2009, PwC billed us fees for services of the following types:

	2008	2009
Audit Fees	$2,097,583	$1,967,000
Audit-Related Fees	31,658	7,160
Tax Fees	—	34,223
All Other Fees	22,533	93,523
Total Fees	$2,151,774	$2,101,906

Audit Fees include PwC's review of our quarterly and annual financial statements. Audit-Related Fees include, for 2009, fees related to an external peer review of the actuarial calculations done with respect to our Australian operations and, for 2008, fees related to valuation services. Tax Fees include, for 2009, a review of our 2008 tax return. All Other Fees represent, for 2009, fees related to a risk management governance review and subscription fees for an online library of financial reporting and assurance literature and, for 2008, work relating to the licensing of a subsidiary in Canada and subscription fees for an online library of financial reporting and assurance literature.

The rules of the SEC regarding auditor independence provide that independence may be impaired if the auditor performs services without the pre-approval of the Audit Committee. The Committee's policy regarding pre-approval of audit and allowable non-audit services to be provided by the independent auditor includes a list of services that are pre-approved as they become necessary and the Committee's approving of a schedule of other services expected to be performed during the ensuing year prior to the start of the annual audit engagement. If we desire the auditor to provide a service that is not in either category, the service may be presented for pre-approval by the Committee at its next meeting or may be pre-approved by the Chairperson (or another Committee member designated by the Chairperson). The Committee member approving the service will be given detail regarding the service equivalent to the detail that would be given to the Committee, and the Committee will be notified of the approved service at its next regularly scheduled meeting. We periodically provide the Committee with information about fees paid for services that have been approved and pre-approved. The Audit Committee pre-approved all of the services that PwC provided in 2009.

Shareholder Vote Required

The affirmative vote of a majority of the votes cast on this matter is required for the ratification of the appointment of PwC as our independent registered public accounting firm. Abstentions and broker non-votes, if any, will not be counted as votes cast.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. PROXIES WILL BE VOTED FOR RATIFICATION UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD.

Householding

The broker, bank or other nominee for any shareholder who holds shares in "street name" and is not a shareholder of record may deliver only one copy of this proxy statement and the Annual Report to Shareholders to multiple shareholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, a separate copy of this proxy statement and the Annual Report to Shareholders to a shareholder at a shared address to which a single copy of the document was delivered. A shareholder who wishes to receive a separate copy of the proxy statement and Annual Report to Shareholders, now or in the future, should submit a request to MGIC by telephone at (414) 347-6480 or by submitting a written request to Investor Relations, MGIC Investment Corporation, P.O. Box 488, MGIC Plaza, Milwaukee, WI 53201. Beneficial owners sharing an address who are receiving multiple copies of the proxy statement and Annual Report to Shareholders and wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy be mailed to all shareholders at the shared address in the future.

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Appendix A

MGIC INVESTMENT CORPORATION

and

WELLS FARGO BANK, NATIONAL ASSOCIATION

Rights Agent

AMENDED AND RESTATED RIGHTS AGREEMENT

Dated as of July 7, 2009,

(As Amended Through December 29, 2009)

TABLE OF CONTENTS

AMENDED AND RESTATED RIGHTS AGREEMENT

THIS AMENDED AND RESTATED AGREEMENT ("Agreement"), dated as of July 7, 2009, between **MGIC INVESTMENT CORPORATION**, a Wisconsin corporation (the "Company"), and **WELLS FARGO BANK, NATIONAL ASSOCIATION**, a national banking association (the "Rights Agent"), amends and restates that certain Rights Agreement, dated as of July 22, 1999 (as amended by the first through third amendments thereto, the "Original Rights Agreement").

WHEREAS, the Board of Directors of the Company authorized the Original Rights Agreement, declared a dividend of one common share purchase right (a "Right") for each Common Share (as hereinafter defined) outstanding upon the close of business on August 9, 1999 (the "Record Date") payable on such date (the "Payment Date"), and authorized the issuance of one Right for each Common Share issued between the Record Date on the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are defined in the Original Rights Agreement), each Right representing the right to purchase one-half of one Common Share, upon the terms and subject to the conditions set forth in the Original Rights Agreement; and

WHEREAS, if the Company experiences an "ownership change," as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), then its ability to use its Tax Benefits (as hereinafter defined) for U.S. federal income tax purposes could be substantially limited; and

WHEREAS, the Company views its Tax Benefits as valuable assets of the Company, which are likely to inure to the benefit of the Company and its shareholders, and the Company believes that is in the best interest of the Company and its shareholders that the Company provide for the protection of the Company's Tax Benefits on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

SECTION 1. *Certain Definitions.* For purposes of this Agreement, the following terms have the meanings indicated:

(a) *"Acquiring Person"* means any Person that is or has become, by itself or together with its Affiliates and Associates, a Beneficial Owner of 5.0% or more of the Common Shares then outstanding, but shall not include:

(i) any Related Person;

(ii) any Grandfathered Person, provided that if the Percentage Stock Ownership of any Person that had qualified as a Grandfathered Person ceases to be at least 5.0%, then such Person shall not be deemed to be an Acquiring Person until such later time (if any) as the Percentage Stock Ownership of such Person is 5.0% or more, and then only if such Person does not qualify (A) as an Exempt Person, (B) for the exception in subsection (iv) of this Section 1(a), (C) as a Grandfathered Person pursuant to subsection (o) (ii) of this Section 1, or (D) in the case of any Person who was a Grandfathered Person pursuant to subsection (o)(i) of this Section 1, as a Grandfathered Person pursuant to subsection (o)(ii) of this Section 1, which shall be applied to such Person as if the Percentage Stock Ownership of such Person at the Amendment Effective Time had been less than 5.0%;

(iii) any Exempt Person; and

(iv) any Person that the Board determines, in its sole discretion, has, at or after the Amendment Effective Time, by itself or together with its Affiliates and Associates, inadvertently become a Beneficial Owner of 5.0% or more of the Common Shares then outstanding (or has inadvertently failed to continue to qualify as a Grandfathered Person or Exempt Person); provided that such Person promptly enters into, and delivers to the Company, an irrevocable commitment promptly to divest or cause its Affiliates and Associates to divest, and thereafter such Person or its Affiliates and Associates promptly divest (without exercising or retaining any power, including voting power, with respect to such Common Shares (or other securities the beneficial ownership of which by a Person also results in such Person beneficially owning Common Shares)), sufficient Common Shares (or other securities the beneficial ownership of which by a Person also results in such Person beneficially owning Common Shares) so that such Person's Percentage Stock Ownership is less than 5.0% (or, in the case of any Person who or which has inadvertently failed to continue to qualify as a Grandfathered Person or Exempt Person, Common Shares (or other securities the beneficial ownership of which by a Person also results in such Person beneficially owning Common Shares) in an amount sufficient to reduce such Person's beneficial ownership of Common Shares by the number of Common Shares that caused such Person to so fail to qualify as a Grandfathered Person or Exempt Person, as the case may be); provided further that any such Person shall cease to qualify for the exclusion from the definition of "Acquiring Person" contained in this subsection (iv) from and after such time (if any) as the Person, together with its Affiliates and Associates, subsequently becomes a Beneficial Owner of 5.0% or more of the Common Shares then outstanding (or fails to continue to qualify as a Grandfathered Person or Exempt Person), unless the Person independently meets the conditions set forth in this subsection (iv) with respect to the circumstances relating to the Person, together with its Affiliates and Associates, subsequently becoming a Beneficial Owner of 5.0% or more of the Common Shares then outstanding (or failing to continue to qualify as a Grandfathered Person or Exempt Person).

(v) any Person that has, by itself or together with its Affiliates and Associates, become a Beneficial Owner of 5.0% or more of the Common Shares then outstanding (or has failed to continue to qualify as a Grandfathered Person or Exempt Person) as a result of one or more transactions that are determined to be Exempt Transactions, unless and until such time as such Person or transaction(s) no longer satisfy the terms or conditions, if any, that the Board prescribed in its determination under subsection (l) of this Section 1 with respect to such transaction(s); provided that if the Percentage Stock Ownership of any Person that had qualified for the exemption under this subsection (v) ceases to be at least 5.0%, then such Person shall not be deemed to be an Acquiring Person until such later time (if any) as the Percentage Stock Ownership of such Person is 5.0% or more, and then only if such Person does not qualify (I) as an Exempt Person, (II) for the exception in subsection (iv) of this Section 1(a), (III) as a Grandfathered Person pursuant to subsection (o)(ii) of this Section 1, or (IV) for an additional exception under this subsection (v).

(b) *"Affiliate" and "Associate"* shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as in effect on the date of this Agreement and, to the extent not included within the foregoing provisions of this Section 1(b), shall also include, with respect to any Person, any other Person whose Common Shares are treated, for purposes of Section 382 of the Code and the Treasury Regulations thereunder, as being (i) owned by such first Person (or by a Person or group of Persons to which the Common Shares owned by such first Person are attributed pursuant to Treasury Regulation Section 1.382-2T(h)), or (ii) owned by the same "entity" (as defined in the second sentence of Treasury Regulation Section 1.382-3(a)(1)(i)) as is deemed to own the Common Shares owned by such first Person; *provided, however,* that a Person shall not be deemed to be an Affiliate or Associate of another Person solely because either or both Persons are or were directors or officers of the Company.

(c) *"Amendment Effective Time"* means the close of business on July 7, 2009.

(d) A Person shall be deemed a "Beneficial Owner" of, and shall be deemed to "beneficially own," any securities:

(i) which such Person or any of such Person's Affiliates or Associates beneficially owns, directly or indirectly;

(ii) which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (whether or not in writing) or upon the exercise of conversion rights, exchange rights, warrants, options, or other rights (in each case, other than upon exercise or exchange of the Rights); *provided, however,* that a Person shall not be deemed a Beneficial Owner of, or to beneficially own, securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange;

(iii) which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has or shares the right to vote or dispose of, or has "beneficial ownership" (as defined under Rule 13d-3 of the General Rules and Regulations under the Exchange Act) of, including pursuant to any agreement, arrangement or understanding (whether or not in writing); or

(iv) with respect to which any other Person is a Beneficial Owner, if the Person referred to in the introductory clause of this Section 1(d) or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding (whether or not in writing) with such other Person (or any of such other Person's Affiliates or Associates) with respect to acquiring, holding, voting or disposing of any securities of the Company;

provided, however, that the preceding provisions of this Section 1(d) shall not be applied to cause a Person to be deemed a "Beneficial Owner" of, or to "beneficially own," any security (A) solely because such Person has the right to vote such security pursuant to an agreement, arrangement or understanding (whether or not in writing) which (1) arises solely from a revocable proxy given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations of the Exchange Act, and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report), or (B) if such beneficial ownership arises solely as a result of such Person's status as a "clearing agency," as defined in Section 3(a)(23) of the Exchange Act; provided further, however, that nothing in this Section 1(d) shall cause a Person engaged in business as an underwriter of securities or member of a selling to group to be a Beneficial Owner of, or to "beneficially own," any securities acquired through such Person's participation in good faith in an underwriting syndicate until the expiration of 40 calendar days after the date of such acquisition, or such later date as the directors of the Company may determine in any specific case; provided further that the transfer of beneficial ownership of Common Shares to any Person without any consideration for such transfer being given by such Person shall not result in such Person becoming a Beneficial Owner of any additional Common Shares until the Person accepts such transfer. Notwithstanding anything herein to the contrary, to the extent not within the foregoing provisions of this Section 1(d), a Person shall be deemed a "Beneficial Owner" of, and shall be deemed to "beneficially own" or have "beneficial ownership" of, any securities that are owned by another Person and that are treated, for purposes of Section 382 of the Code and the Treasury Regulations thereunder, as being (x) owned by such first Person (or by a Person or group of Persons to which the securities owned by such first Person are attributed pursuant to Treasury Regulation Section 1.382-2T(h)), or (y) owned by the same "entity" (as defined in the second sentence of Treasury Regulation Section 1.382-3(a)(1)(i)) as is deemed to own the securities owned by such first Person.

(e) *"Board"* means the Board of Directors of the Company.

(f) *"Business Day"* means any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Wisconsin are authorized or obligated by law or executive order to close.

(g) *"close of business"* on any given date shall mean 5:00 P.M., Milwaukee, Wisconsin time, on such date; *provided, however,* that if such date is not a Business Day it shall mean 5:00 P.M., Milwaukee, Wisconsin time, on the next succeeding Business Day.

(h) *"Common Shares"* means the shares of common stock, par value $1.00, of the Company.

(i) *"Distribution Date"* has the meaning set forth in Section 3(a) hereof.

(j) *"Exchange Act"* has the meaning set forth in subsection (b) of this Section 1.

(k) *"Exempt Person"* means any Person (i) who (A) delivers to the Company a letter that, as determined by the Company in its sole discretion, is substantially in the form attached hereto as Exhibit C, or (B) is an Affiliate or Associate of another Person who delivers to the Company a letter as described in clause (i)(A) above, and (ii) whose beneficial ownership of 5% or more of the outstanding Common Shares would not, as determined (prior to such Person becoming the Beneficial Owner of 5% or more of the Common Shares then outstanding) by the Company in its sole discretion, jeopardize or endanger the availability to the Company of the Tax Benefits; provided that such Person shall not be an Exempt Person unless and until it, or its Affiliate or Associate who delivers a letter as described in clause (i) above, has received written notice of such determination by the Company; provided further that such Person shall cease to be an Exempt Person from and after the earlier of such time (if any) as (I) in respect of the letter that such Person, or its Affiliate or Associate, delivered pursuant to clause (i) above, a representation or warranty of such Person, or its Affiliate or Associate, in such letter was not true and correct when made, a representation or warranty of such Person, or its Affiliate or Associate, in such letter that was to remain true and correct after the date of the letter as contemplated therein ceases to remain true and correct or such Person, or its Affiliate or Associate, ceases to comply with a covenant contained in such letter, or (II) such Person becomes the Beneficial Owner of 10% or more of the Common Shares then outstanding, other than any increase that is a result of (x) an acquisition of Common Shares by the Company and/or (y) such Person becoming the Beneficial Owner of additional Common Shares due solely to the occurrence of one or more 2063 Debenture Adjustment Events (as such term is defined at the end of this Section 1(k)) during the period in which the Company's 9% Convertible Junior Subordinated Debentures due 2063 (the "2063 Debentures") are beneficially owned by such Person. Notwithstanding the foregoing, a Grandfathered Person shall not be precluded from becoming an Exempt Person (as defined in the preceding sentence, giving effect to this sentence) prior to the time at which such Grandfathered Person would otherwise become an Acquiring Person; provided that any Grandfathered Person that is or was a Grandfathered Person pursuant to subsection (o)(iv) of this Section 1 may only become an Exempt Person if such Grandfathered Person (1) reduced its Percentage Stock Ownership to less than 5% through one or more dispositions of Common Shares, with the disposition that resulted in its Percentage Stock Ownership being reduced to less than 5% involving as few shares as practicable without the need for an odd lot transaction (such disposition(s), the "reduction below 5%"), and (2) publicly reports in an amendment to a Schedule 13G the number of Common Shares beneficially owned as a result of the reduction below 5%.

If any Person that had qualified as an Exempt Person ceases to so qualify, then for purposes of Section 1(a) such Person shall be deemed to have become, as of the time the Person ceased to qualify as an Exempt Person, a Beneficial Owner of the Common Shares that such Person and such Person's Affiliates and Associates then beneficially own. For the avoidance of doubt, it is understood that the qualifications and exceptions in this Section 1(k) with respect to 2063 Debenture Adjustment Events do not apply to Common Shares attributable to 2063 Debenture Adjustment Events that are delivered and beneficially owned on conversion of 2063 Debentures. "2063 Debenture Adjustment Events" means each of (a) effective as of each date on which the interest so deferred would have been due and payable in the absence of such deferral, the Company deferring the payment of interest on the 2063 Debentures, (b) effective as of each date on which such compounded interest accrues, compounded interest on account of such a deferral, and (c) an increase pursuant to the terms of the 2063 Debentures in the number of Common Shares that are deliverable on conversion of the 2063 Debentures. Changes in the average price per Common Share that affect the number of Common Shares deliverable on conversion of the 2063 Debentures shall be considered adjustments under the immediately preceding clause (c).

(l) *"Exempt Transaction"* means any transaction that the Board determines, in its sole discretion and on such terms and conditions as the Board may in its sole discretion prescribe, should have the consequences of an Exempt Transaction under this Agreement.

(m) *"Expiration Date"* means earliest of (i) Final Expiration Date; (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date"); (iii) the time at which the Rights are exchanged as provided in Section 24 hereof; (iv) the repeal of Section 382 of the Code if the Board determines that this Agreement is no longer necessary for the preservation of the Tax Benefits; and (v) the beginning of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward.

(n) *"Final Expiration Date"* means the close of business on August 17, 2012, subject to extension.

(o) *"Grandfathered Person"* means:

(i) any Person who does not qualify as an "Acquiring Person" (as defined in the Original Rights Agreement) immediately prior to the Amendment Effective Time and who at the Amendment Effective Time is a Beneficial Owner of 5.0% or more of the Common Shares outstanding at the Amendment Effective Time; provided that any such Person shall cease to be a Grandfathered Person from and after such time (if any) as the Person's Percentage Stock Ownership shall be increased from such Person's lowest Percentage Stock Ownership at or after the Amendment Effective Time, other than any increase pursuant to or as a result of (A) an acquisition of Common Shares by the Company and/or (B) such Person becoming the Beneficial Owner of additional Common Shares due solely to (x) such Person beneficially owning 2063 Debentures immediately prior to the Amendment Effective Time and (y) during the period thereafter in which the 2063 Debentures then beneficially owned continue to be beneficially owned by such Person, the occurrence of one or more 2063 Debenture Adjustment Events;

(ii) any Person who (x) at the Amendment Effective Time is not a Beneficial Owner of 5.0% or more of the Common Shares outstanding at the Amendment Effective Time and (y) if the definition of Acquiring Person did not include an exclusion for any Grandfathered Person, would qualify as an Acquiring Person after the Amendment Effective Time as a result of (I) an acquisition of Common Shares by the Company and/or (II) such Person becoming the Beneficial Owner of additional Common Shares due solely to the occurrence of one or more 2063 Debenture Adjustment Events during the period in which 2063 Debentures are beneficially owned by such Person; provided that any such Person shall cease to be a Grandfathered Person from and after such time (if any) as the Person's Percentage Stock Ownership shall be increased from such Person's lowest Percentage Stock Ownership on or after the date of the first occurrence of any event described in clause (I) or (II), other than any increase pursuant to or as a result of (A) an acquisition of Common Shares by the Company and/or (B) such Person becoming the Beneficial Owner of additional Common Shares due solely to the occurrence of one or more 2063 Debenture Adjustment Events during the period in which 2063 Debentures are beneficially owned by such Person;

(iii) any Person who (x) at all times on or prior to November 30, 2009 is not and was not a Beneficial Owner of 5.0% or more of the Common Shares then outstanding and (y) if the definition of Acquiring Person did not include an exclusion for any Grandfathered Person, would qualify as an Acquiring Person on or after December 1, 2009 as a direct result of an acquisition or merger involving all or part of the asset management business of a financial institution headquartered in the United Kingdom that closes or is effective on or after December 1, 2009 but no later than December 15, 2009 and has a transaction value in excess of $10 billion; provided that any such Person shall cease to be a Grandfathered Person from and after the earlier to occur of (x) such time (if any) as the Person's Percentage Stock Ownership shall be increased above 10.0%, other than any increase pursuant to or as a result of (A) an acquisition of Common Shares by the Company and/or (B) such Person becoming the Beneficial Owner of additional Common Shares due solely to the occurrence of one or more 2063 Debenture Adjustment Events during the period in which 2063 Debentures are beneficially owned by such Person or (y) February 16, 2010; and

(iv) Any Person (and any Affiliate or Associate of such Person) who on November 30, 2009 became the Beneficial Owner of more than 5.0% of the Common Shares then outstanding, which beneficial ownership was reported on a Schedule 13G on December 10, 2009; provided that such Persons shall cease to be a Grandfathered Person from and after the earlier to occur of (x) such time (if any) as such Persons become the Beneficial Owner of a number of Common Shares that is more than the number of Common Shares that such Persons beneficially owned at the close of business on December 3, 2009 or (y) February 16, 2010.

If any Person that had qualified as a Grandfathered Person ceases to so qualify, then for purposes of Section 1(a) such Person and such Person's Affiliates and Associates shall be deemed to have become, as of the time the Person ceased to qualify as a Grandfathered Person, a Beneficial Owner of the Common Shares that such Person and such Person's Affiliates and Associates then beneficially own. For the avoidance of doubt, it is understood that the qualifications and exceptions in subsections (o) (i), (ii) and (iii) of this Section 1 with respect to 2063 Debenture Adjustment Events do not apply to Common Shares attributable to 2063 Debenture Adjustment Events that are delivered and beneficially owned on conversion of 2063 Debentures.

(p) *"Percentage Stock Ownership"* of a Person means the percentage calculated by dividing (i) the number of Common Shares as to which the Person, together with its Affiliates and Associates, is a Beneficial Owner, divided by (ii) the number of Common Shares then outstanding.

(q) *"Person"* means any individual, firm, corporation, partnership, trust, association, limited liability company, limited liability partnership, governmental entity, or other entity, or any group of any one or more of the foregoing making a "coordinated acquisition" of shares or otherwise treated as an entity within the meaning of Treasury Regulation Section 1.382-3(a)(1)(i) and shall include any successor (by merger or otherwise) of any such entity.

(r) *"Redemption Date"* has the meaning set forth in subsection (k) of this Section 1.

(s) *"Related Person"* means the Company, any Subsidiary of the Company (in each case including, without limitation, in any fiduciary capacity), any employee benefit plan or compensation arrangement of the Company or any Subsidiary of the Company, or any entity or trustee holding Common Shares to the extent organized, appointed or established by the Company or any Subsidiary of the Company for or pursuant to the terms of any such employee benefit plan or compensation arrangement.

(t) *"Securities Act"* means the Securities Act of 1933, as amended.

(u) *"Shares Acquisition Date"* means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed or amended pursuant to Section 13(d) under the Exchange Act), by the Company or a Person or an Affiliate of the Person, (i) that the Person has become an Acquiring Person or (ii) of information that leads the Board to conclude that the Person has become an Acquiring Person.

(v) *"Subsidiary"* of any Person means any other Person of which securities or other ownership interests having ordinary voting power, in the absence of contingencies, to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by such first Person.

(w) *"Tax Benefits"* means the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a "net unrealized built-in loss" within the meaning of Section 382 of the Code, of the Company or any of its Subsidiaries.

(x) *"Treasury Regulation"* means a final, proposed or temporary regulation of the U.S. Department of Treasury promulgated under the Code.

SECTION 2. _Appointment of Rights Agent_. The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights (who, in accordance with Section 3 hereof, shall prior to the Distribution Date also be the holders of the Common Shares) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-rights agents as it may deem necessary or desirable.

SECTION 3. _Issue of Right Certificates_.

(a) Until the earlier of (i) the tenth day after the Shares Acquisition Date or (ii) the tenth Business Day (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement of, or of the first public announcement of the intention of any Person to commence, a tender or exchange offer the consummation of which would result in any Person becoming an Acquiring Person (the earlier of such dates being herein referred to as the "Distribution Date"), (x) the Rights will be evidenced (subject to the provisions of Section 3(b) hereof) by the certificates for Common Shares registered in the names of the holders thereof (which certificates shall also be deemed to be Right Certificates) and not by separate Right Certificates, and (y) the right to receive Right Certificates will be transferable only in connection with the transfer of Common Shares; *provided, however,* that if a tender or exchange offer is terminated prior to the occurrence of a Distribution Date, then no Distribution Date shall occur as a result of such tender or exchange offer. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent will, if requested, send) by first-class, insured, postage-prepaid mail, to each record holder of Common Shares as of the close of business on the Distribution Date, at the address of such holder shown on the records of the Company, a Right Certificate, in substantially the form of Exhibit A hereto (a "Right Certificate"), evidencing one Right for each Common Share of the Company so held. As of the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

(b) The Company has prepared a Summary of Rights to Purchase Common Shares, attached as Exhibit B hereto (the "Summary of Rights"), a copy of which is available free of charge from the Company. With respect to certificates for Common Shares outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates registered in the names of the holders thereof. Until the Distribution Date (or the Expiration Date, if earlier), the surrender for transfer of any certificate for Common Shares outstanding on the Record Date, with or without a copy of the Summary of Rights attached thereto, shall also constitute the transfer of the Rights associated with the Common Shares represented thereby.

(c) Certificates for Common Shares that become outstanding (including, without limitation, certificates for reacquired Common Shares referred to in the last sentence of this paragraph (c) and certificates issued on the transfer of Common Shares) after the Record Date but prior to the earlier of the Distribution Date and the Expiration Date shall have impressed on, printed on, written on or otherwise affixed to them a legend in substantially the following form (provided, however, that certificates for Common Shares in existence on the date of this Agreement may bear the legend required by the Original Rights Agreement):

> This certificate also evidences and entitles the holder hereof to certain rights as set forth in an Amended and Restated Rights Agreement between MGIC Investment Corporation and Wells Fargo Bank, National Association, dated as of July 7, 2009, and as such agreement may be amended (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of MGIC Investment Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. MGIC Investment Corporation will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances set forth in the Rights Agreement, Rights issued to, or beneficially owned by, an Acquiring Person or any Affiliate or Associate thereof (as such terms are defined in the Rights Agreement), whether beneficially owned by such person or any subsequent holder, shall become null and void.
>
> With respect to such certificates containing the foregoing legend, until the Distribution Date, the Rights associated with the Common Shares represented by such certificates shall be evidenced by such certificates alone, and the surrender for transfer of any such certificate shall also constitute the transfer of the Rights associated with the Common Shares represented thereby. In the event that the Company purchases or acquires any Common Shares after the Record Date but prior to the Distribution Date, any Rights associated with such Common Shares shall be deemed cancelled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Shares which are no longer outstanding.

SECTION 4. *Form of Right Certificates.* The Right Certificates (and the forms of election to purchase Common Shares and of assignment to be printed on the reverse thereof) shall be substantially the same as Exhibit A hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Rights may from time to time be listed, or to conform to usage. Subject to the provisions of Section 22 hereof, the Right Certificates shall entitle the holders thereof to purchase such number of Common Shares as shall be set forth therein at the purchase price per Common Share set forth therein, but the amount and type of securities purchasable upon exercise of each Right and such purchase price shall be subject to adjustment as provided herein (such purchase price, as so adjusted, the "Purchase Price").

SECTION 5. _Countersignature and Registration._

(a) The Right Certificates shall be executed on behalf of the Company by its Chairman of the Board, Chief Executive Officer, President or any Vice President either manually or by facsimile signature, shall have affixed thereto the Company's seal or a facsimile thereof, and shall be attested by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company, either manually or by facsimile signature. The Right Certificates shall be countersigned by the Rights Agent manually or by facsimile and shall not be valid for any purpose unless countersigned. In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the person who signed such Right Certificates had not ceased to be such officer of the Company. Any Right Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Rights Agreement any such person was not such an officer.

(b) Following the Distribution Date, the Rights Agent will keep or cause to be kept, at its principal office, books for registration and transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates and the date of each of the Right Certificates.

SECTION 6. _Transfer, Split Up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates._

(a) Subject to the provisions of Section 14 hereof, at any time after the close of business on the Distribution Date, and at or prior to the close of business on the Expiration Date, any Right Certificate or Right Certificates (other than Right Certificates representing Rights that have become void pursuant to Section 11(a)(ii) hereof or that have been redeemed or exchanged pursuant to Section 23 or Section 24 hereof) may be transferred, split up, combined or exchanged for another Right Certificate or Right Certificates, entitling the registered holder to purchase a like number of Common Shares as the Right Certificate or Right Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Right Certificate or Right Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Right Certificate or Right Certificates to be transferred, split up, combined or exchanged at the principal office of the Rights Agent. Thereupon the Rights Agent shall countersign and deliver to the Person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested. The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Right Certificates.

(b) Upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, at the Company's request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for delivery to the registered holder in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

SECTION 7. *Exercise of Rights; Purchase Price; Expiration Date of Rights.*

(a) Each Right shall be exercisable to purchase one-half of one Common Share of the Company, subject to further adjustment as provided herein. The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the principal office of the Rights Agent, together with payment of the Purchase Price for each Common Share as to which the Rights are exercised, at or prior to the Expiration Date; *provided, however,* that if the number of Rights exercised would entitle the holder thereof to receive any fraction of a Common Share greater than one-half of a Common Share, then the holder thereof shall not be entitled to exercise such Rights unless such holder concurrently purchases from the Company (and in such event the Company shall sell to such holder), at a price in proportion to the Purchase Price, an additional fraction of a Common Share which, when added to the number of Common Shares to be received upon such exercise, will equal an integral number of Common Shares.

(b) The Purchase Price for each full Common Share pursuant to the exercise of a Right shall initially be $25.00 (equivalent to $12.50 for each one-half of one Common Share), shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.

(c) Upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase duly executed, accompanied by payment of the Purchase Price for the Common Shares to be purchased and an amount equal to any applicable transfer tax required to be paid by the holder of such Right Certificate in accordance with Section 9 hereof, as set forth below, the Rights Agent shall thereupon promptly (i) requisition from any transfer agent of the Common Shares certificates for the number of Common Shares to be purchased and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, (ii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuance of fractional Common Shares in accordance with Section 14 hereof, (iii) after receipt of such certificates, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder and (iv) when appropriate, after receipt, deliver such cash to or upon the order of the registered holder of such Right Certificate. The payment of the Purchase Price (as such amount may be reduced pursuant to Section 11(a)(iii) hereof) shall be made by certified check, cashier's check, bank draft or money order payable to the order of the Company, except that, if so provided by the Board, the payment of the Purchase Price following the occurrence of a Section 11(a)(ii) Event (as hereinafter defined) may be made wholly or in part by delivery of a certificate or certificates (with appropriate stock powers executed in blank attached thereto) evidencing a number of Common Shares equal to the then Purchase Price divided by the closing price (as determined pursuant to Section 11(d) hereof) per Common Share on the Trading Day (as such term is hereinafter defined) immediately preceding the date of such exercise. If the Company is obligated to issue other securities of the Company, pay cash and/or distribute other property pursuant to Section 11(a) hereof, the Company will make all arrangements necessary so that such other securities, cash and/or other property are available for distribution by the Rights Agent, if and when appropriate.

(d) In case the registered holder of any Right Certificate shall exercise less than all the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent to the registered holder of such Right Certificate or to his duly authorized assigns, subject to the provisions of Section 14 hereof.

(e) Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to take any action with respect to a registered holder of a Right Certificate upon the occurrence of any purported transfer, assignment or exercise as set forth in this Section 7 unless such registered holder shall have (i) completed and signed the certificate following the form of assignment or election to purchase set forth on the reverse of the Right Certificate surrendered for such transfer, assignment or exercise, and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request.

SECTION 8. *Cancellation and Destruction of Right Certificates.* All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or if surrendered to the Rights Agent, shall be cancelled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Rights Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. Subject to applicable law and regulation, the Rights Agent shall maintain in a retrievable database electronic records of all cancelled or destroyed Right Certificates that have been canceled or destroyed by the Rights Agent. The Rights Agent shall maintain such electronic records or physical records for the time period required by applicable law and regulation. Upon written request of the Company (and at the expense of the Company), the Rights Agent shall provide to the Company or its designee copies of such electronic records or physical records relating to Rights Certificates cancelled or destroyed by the Rights Agent.

SECTION 9. *Reservation and Availability of Common Shares.*

(a) The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued Common Shares or any authorized and issued Common Shares held in its treasury the number of Common Shares that will be sufficient to permit the exercise in full of all outstanding Rights in accordance with Section 7.

(b) So long as the Common Shares issuable upon the exercise of Rights may be listed on any national securities exchange, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable, all Common Shares reserved for such issuance to be listed on such exchange upon official notice of issuance upon such exercise.

(c) The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and nonassessable shares (except as otherwise provided by any corporation law applicable to the Company).

(d) The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Right Certificates or of any Common Shares upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Right Certificates to a Person other than, or the issuance or delivery of certificates for the Common Shares in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise or to issue or to deliver any certificates for Common Shares upon the exercise of any Rights until any such tax shall have been paid (any such tax being payable by the holder of such Right Certificate at the time of surrender) or until it has been established to the Company's reasonable satisfaction that no such tax is due.

(e) If the Company determines that registration under the Securities Act is required, the Company shall use commercially reasonable efforts (i) to file, as soon as practicable after the Distribution Date, a registration statement under the Securities Act with respect to the securities issuable upon exercise of the Rights, (ii) to cause such registration statement to become effective as soon as practicable after such filing and (iii) to cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the earlier of (A) the date as of which the Rights are no longer exercisable for such securities and (B) the Expiration Date. The Company shall also take such action as may be appropriate to ensure compliance with the securities or blue sky laws of the various states in connection with the exercisability of the Rights. The Company may temporarily suspend, for a period of time not to exceed 90 days, the exercisability of the Rights to prepare and file such registration statement and permit it to become effective or to qualify the rights, the exercise thereof or the issuance of securities upon the exercise thereof under state securities or blue sky laws. The Company shall issue a public announcement upon any such suspension stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement when the suspension is no longer in effect. Notwithstanding anything contained in this

Agreement to the contrary, the Rights shall not be exercisable for securities in any jurisdiction if the requisite qualification in such jurisdiction has not been obtained, such exercise is not permitted under applicable law or a registration statement in respect of such securities has not been declared effective.

SECTION 10. *Common Shares Record Date.* Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes) was made; *provided, however,* that if the date of such surrender and payment is a date upon which the Common Shares transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Shares transfer books of the Company are open.

SECTION 11. *Adjustment of Purchase Price, Number of Shares or Number of Rights.* The Purchase Price, the number of Common Shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

(a) (i) In the event the Company shall at any time after the date of this Agreement (A) declare a dividend on the Common Shares payable in Common Shares, (B) subdivide the outstanding Common Shares, (C) combine the outstanding Common Shares into a smaller number of Common Shares or (D) issue any shares of its capital stock in a reclassification of the Common Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a), the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date and at a time when the Common Shares transfer books of the Company were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; *provided, however,* that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. If an event occurs which would require an adjustment under both Section 11(a)(i) and Section 11(a)(ii), the adjustment provided for in this Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii).

(ii) Subject to the following paragraph and Section 24 of this Agreement, in the event any Person shall become an Acquiring Person (a "Section 11(a)(ii) Event"), each holder of a Right shall thereafter have a right to receive, upon exercise thereof at a price equal to two times the then current Purchase Price per full Common Share multiplied by the number of Common Shares for which a Right is exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event, in accordance with the terms of this Agreement, such number of Common Shares as shall equal the result obtained by (x) multiplying two times the then current Purchase Price per full Common Share by the number of Common Shares for which a Right is exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event and dividing that product by (y) 50% of the then current per share market price of the Common Shares (determined pursuant to Section 11(d)) on the date the Person became an Acquiring Person (such number of shares, the "Adjustment Shares").

From and after a Section 11(a)(ii) Event, any Rights that are or were beneficially owned by such Acquiring Person (or any Associate or Affiliate of such Acquiring Person) shall be void and any holder of such Rights shall thereafter have no right to exercise such Rights under any provision of this Agreement. No Right Certificate shall be issued pursuant to Section 3 or 6 that represents Rights beneficially owned by an Acquiring Person whose Rights would be void pursuant to the preceding sentence or any Associate or Affiliate thereof; no Right Certificate shall be issued at any time upon the transfer of any Rights to an Acquiring Person whose Rights would be void pursuant to the preceding sentence or any Associate or Affiliate thereof or to any nominee of such Acquiring Person, Associate or Affiliate; and any Right Certificate delivered to the Rights Agent for transfer to an Acquiring Person whose Rights would be void pursuant to the preceding sentence shall be cancelled. The Company shall use all reasonable efforts to ensure that the provisions of this paragraph are complied with, but shall have no liability to any holder of Right Certificates or other Person as a result of its failure to make any determinations with respect to an Acquiring Person or its Affiliates, Associates or transferees hereunder.

(iii) In the event that there shall not be sufficient Common Shares issued but not outstanding or authorized but unissued (and not reserved for issuance for purposes other than upon exercise of the Rights) to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii), the Company shall: (A) determine the excess of (1) the value of the Adjustment Shares issuable upon the exercise of a Right (the "Current Value") over (2) the Purchase Price payable with respect to such Right (such excess, the "Spread"), and (B) with respect to each Right (subject to the second paragraph of Section 11(a)(ii)), make adequate provision to substitute for the Adjustment Shares, upon payment of the applicable Purchase Price, (1) cash, (2) a reduction in the Purchase Price, (3) Common Shares or other equity securities of the Company (including, without limitation, shares, or units of shares, of preferred stock, if any, which the Board has deemed to have the same value as Common Shares and which, in the written opinion of counsel addressed to such Board, may be issued without violating the representation in the sixth paragraph under the caption "Amendment of Articles of Incorporation to Authorize Preferred Stock" in the Company's Proxy Statement for its 1998 Annual Meeting of Shareholders (such shares of preferred stock, hereinafter referred to as "common stock equivalents")), (4) debt securities of the Company, (5) other assets or (6) any combination of the foregoing, having an aggregate value equal to the Current Value, where such aggregate value has been determined by the Board based upon the advice of a nationally recognized investment banking firm selected by the Board; provided, however, if the Company shall not have made adequate provision to substitute for the Adjustment Shares pursuant to clause (B) above within thirty (30) days following the occurrence of a Section 11(a)(ii) Event (the "Section 11(a)(ii) Trigger Date"), then the Company shall be obligated to deliver, upon the surrender for exercise of a Right and without requiring payment of any portion of the Purchase Price, Common Shares (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. If the Board shall determine in good faith that it is likely that sufficient additional Common Shares might be authorized for issuance for exercise in full of the Rights, the thirty (30) day period set forth above may be extended to the extent necessary, but not more than ninety (90) days after the Section 11(a)(ii) Trigger Date, in order that the Company may seek shareholder approval for the authorization of such additional shares (such period, as it may be extended, the "Substitution Period"). To the extent that the Company determines that some action need be taken pursuant to the first and/or second sentences of this Section 11(a)(iii), the Company (x) shall provide, subject to the last paragraph of Section 11(a)(ii) hereof, that such action shall apply uniformly to all outstanding Rights, and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such first sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. For purposes of this Section 11(a)(iii), the value of the Common Shares shall be the current per share market price (as determined pursuant to Section 11(d) hereof) of the Common Shares on the Section 11(a)(ii) Trigger Date and the value of any "common stock equivalent" shall be deemed to have the same value as the Common Shares on such date.

(b) In case the Company shall fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per Common Share (or having a conversion price per share, if a security convertible into Common Shares) less than the then current per share market price of the Common Shares (as defined in Section 11(d)) on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price and the denominator of which shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent. Common Shares owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights, options or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(c) In case the Company shall fix a record date for the making of a distribution to all holders of the Common Shares (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness or assets (other than a regular quarterly cash dividend (it is understood that without creating any implication that an increase of more than such amount would cause a dividend to fail to satisfy such standard, an increase of not to exceed one cent per share, appropriately adjusted to reflect any stock split, stock dividend of similar transaction occurring after the date hereof, shall not cause a dividend not to be a regular quarterly cash dividend) or a dividend payable in Common Shares) or subscription rights or warrants (excluding those referred to in Section 11(b)), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the then current per share market price of the Common Shares (as defined in Section 11(d)) on such record date, less the fair market value (as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to one Common Share and the denominator of which shall be such current per share market price of the Common Shares; *provided, however*, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(d) For the purpose of any computation hereunder, the "current per share market price" of the Common Shares on any date shall be deemed to be the average of the daily closing prices per Common Share for the 30 consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date; *provided, however*, that in the event that the current per share market price of the Common Shares is determined during a period following the announcement by the issuer of such Common Shares of (i) a dividend or distribution on such Common Shares payable in Common Shares or securities convertible into Common Shares, or (ii) any subdivision, combination or reclassification of Common Shares and prior to the expiration of 30 Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the current per share market price shall be appropriately adjusted to reflect the current market price per Common Share. The closing price for each Trading Day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Common Shares are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Common Shares are listed or admitted to trading or, if the Common Shares are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("Nasdaq") or such other system then in use, or, if on any such date the Common Shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Common Shares selected by the Board. The term "Trading Day" shall mean a day on which the principal national securities exchange on which the Common Shares are listed or admitted to trading is open for the transaction of business or, if the Common Shares are not listed or admitted to trading on any national securities exchange, a Business Day.

(e) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; *provided, however*, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest ten-thousandth of a share as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction which requires such adjustment or (ii) the Expiration Date.

(f) If, as a result of an adjustment made pursuant to Section 11(a), the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in this Section 11 and the provisions of Sections 7, 9, 10 and 14 with respect to the Common Shares shall apply on like terms to any such other shares.

(g) All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Section 11(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of Common Shares (calculated to the nearest ten-thousandth of a Common Share) obtained by (i) multiplying (x) the number of Common Shares covered by a Right immediately prior to this adjustment by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

(i) The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights, in substitution for any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Right Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

(j) Irrespective of any adjustment or change in the Purchase Price or the number of Common Shares issuable upon the exercise of the Rights, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price and the number of Common Shares which were expressed in the initial Right Certificates issued hereunder.

(k) Before taking any action that would cause an adjustment reducing the Purchase Price below the par value, if any, of the Common Shares issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable (except as otherwise provided by any corporation law applicable to the Company) Common Shares at such adjusted Purchase Price.

(l) In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuing to the holder of any Right exercised after such record date of the Common Shares and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; *provided, however*, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

(m) Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any consolidation or subdivision of the Common Shares, issuance wholly for cash of any Common Shares at less than the current market price, issuance wholly for cash of Common Shares or securities which by their terms are convertible into or exchangeable for Common Shares, dividends on Common Shares payable in Common Shares or issuance of rights, options or warrants referred to in Section 11(b), hereafter made by the Company to holders of its Common Shares shall not be taxable to such shareholders.

(n) The Company covenants and agrees that, after the Distribution Date, it will not, except as permitted by Section 23, Section 24 or Section 27 hereof, take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

SECTION 12. <u>*Certificate of Adjusted Purchase Price or Number of Shares.*</u> Whenever an adjustment is made as provided in Section 11 hereof, the Company shall promptly (a) prepare a certificate setting forth such adjustment, and a brief statement of the facts accounting for such adjustment, (b) file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and (c) mail (or, if deemed appropriate by the Board, make available at no charge) a brief summary thereof to each holder of a Right Certificate in accordance with Section 25 hereof.

SECTION 13. *[Reserved]*

SECTION 14. <u>*Fractional Rights and Fractional Shares.*</u>

(a) The Company shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Rights are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by Nasdaq or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board. If on any such date no such market maker is making a market in the Rights the fair value of the Rights on such date as determined in good faith by the Board shall be used.

(b) The Company shall not be required to issue fractions of Common Shares upon exercise or exchange of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares equal to one-half of a Common Share or less upon the exercise of Rights, the Company shall pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one Common Share. Any exercise of Rights that would entitle the holder thereof to receive any fraction of a Common Share greater than one-half of a Common Share shall be governed by Section 7(a) hereof. In lieu of issuing fractional Common Shares upon the exchange of Rights, the Company shall pay to the registered holders of Right Certificates at the time such Rights are exchanged as herein provided an amount in cash equal to the same fraction of the current market value of one Common Share. For purposes of this Section 14(b), the current market value of a Common Share shall be the closing price of a Common Share (as determined pursuant to the second sentence of Section 11(d) hereof) for the Trading Day immediately prior to the date of such exercise.

(c) The holder of a Right by the acceptance of the Right expressly waives his right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided above).

SECTION 15. *Rights of Action.* All rights of action in respect of this Agreement, excepting the rights of action given to the Rights Agent under Section 18 hereof, are vested in the respective registered holders of the Right Certificates (and, prior to the Distribution Date, the registered holders of the Common Shares); and any registered holder of any Right Certificate (or, prior to the Distribution Date, of the Common Shares), without the consent of the Rights Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of the Common Shares), may, in his own behalf and for his own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, his right to exercise the Rights evidenced by such Right Certificate in the manner provided in such Right Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

SECTION 16. *Agreement of Right Holders.* Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a) prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Common Shares;

(b) after the Distribution Date, the Right Certificates are transferable only on the registry books of the Rights Agent if surrendered at the principal office of the Rights Agent, duly endorsed or accompanied by a proper instrument of transfer;

(c) the Company and the Rights Agent may deem and treat the Person in whose name the Right Certificate (or, prior to the Distribution Date, the associated Common Shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the associated Common Shares certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary; and

(d) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court or competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, the Company must use its best efforts to have any such order, decree or ruling lifted or otherwise overturned as soon as possible.

SECTION 17. Right Certificate Holder Not Deemed a Shareholder. No holder, as such, of any Right Certificate shall be entitled to vote, receive dividends or other distributions or be deemed for any purpose the holder of the Common Shares or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 25 hereof), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Right Certificate shall have been exercised in accordance with the provisions hereof.

SECTION 18. Concerning the Rights Agent.

(a) The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability in the premises.

(b) The Rights Agent shall be protected and shall incur no liability for, or in respect of any action taken, suffered or omitted by it in connection with, its administration of this Agreement in reliance upon any Right Certificate or certificate for the Common Shares or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons, or otherwise upon the advice of counsel as set forth in Section 20 hereof.

SECTION 19. Merger or Consolidation or Change of Name of Rights Agent.

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation succeeding to the stock transfer or corporate trust business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, *provided* that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

SECTION 20. *Duties of Rights Agent.* The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by the Chairman of the Board, the Chief Executive Officer, the President or any Vice President and by the Treasurer or any Assistant Treasurer or the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent shall be liable hereunder to the Company and any other Person only for its own negligence, bad faith or willful misconduct.

(d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Right Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e) The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Right Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 11(a)(ii) hereof) or any adjustment in the terms of the Rights (including the manner, method or amount thereof) provided for in Section 3, 11, 23 or 24, or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after actual notice that such change or adjustment is required); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Common Shares or other securities to be issued pursuant to this Agreement or any Right Certificate or as to whether any Common Shares or other securities will, when issued, be validly authorized and issued, fully paid and nonassessable.

(f) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any one of the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such officer or for any delay in acting while waiting for those instructions.

(h) The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in, or act as the transfer agent for, any of the Rights, Common Shares or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

SECTION 21. *Change of Rights Agent.* The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days' notice in writing mailed to the Company and to each transfer agent of the Common Shares by registered or certified mail and, if such resignation occurs after the Distribution Date, to the holders of the Right Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon 90 days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Shares by registered or certified mail and, if such removal occurs after the Distribution Date, to the holders of the Right Certificates by first-class mail. If the Rights Agent and the transfer agent of the Common Shares are the same Person, the appointment of a successor transfer agent for the Common Shares shall without any further action be the appointment of such Person as successor Rights Agent. If the Rights Agent and the transfer agent of the Common Shares are the same Person, notwithstanding the foregoing notice provisions, (a) prior to the Distribution Date, no notice of resignation or removal need be given to holders of the Rights, and (b) a resignation notice from, and a removal notice to, the Rights Agent shall be given upon such number of days' notice as is specified in the agreement governing the Rights Agent's services as transfer agent, as such agreement may be amended from time to time. If the Rights Agent and the transfer agent are not the same Person and the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 90 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a legal business entity organized and doing business under the laws of the United States or of the State of New York or the State of Wisconsin (or of any other state of the United States so long as such entity is authorized to do business as a banking institution in the State of New York or the State of Wisconsin), in good standing, having an office or agency in the State of Wisconsin or the State of New York, which is authorized under such laws to exercise corporate trust, stock transfer or shareholder services powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million, or (b) an Affiliate of a legal business entity described in clause (a) of this sentence. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and, if such appointment occurs after the Distribution Date, mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

SECTION 22. *Issuance of New Right Certificates.* Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by the Board to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale by the Company of Common Shares following the Distribution Date and prior to the Expiration Date, the Company (a) will, with respect to Common Shares so issued or sold pursuant to the exercise, exchange or conversion of securities (other than Rights) issued prior to the Distribution Date that are exercisable or exchangeable for, or convertible into, Common Shares and (b) may, in any other case, if deemed necessary, appropriate or desirable by the Board, issue Right Certificates representing an equivalent number of Rights as would have been issued in respect of such Common Shares if they had been issued or sold prior to the Distribution Date, as appropriately adjusted as provided herein as if they had been so issued or sold; provided, however, that (i) no such Right Certificate will be issued if, and to the extent that, in its good faith judgment the Board determines that the issuance of such Right Certificate could have a material adverse tax consequence to the Company or to the Person to whom or which such Right Certificate otherwise would be issued and (ii) no such Right Certificate will be issued if, and to the extent that, appropriate adjustment otherwise has been made in lieu of the issuance thereof.

SECTION 23. *Redemption.*

(a) The Rights may be redeemed by action of the Board pursuant to subsection (b) of this Section 23 and shall not be redeemed in any other manner.

(b) The Board may, at its option, at any time prior to such time as any Person becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price"). The redemption of the Rights by the Board may be made effective at such time on such basis and with such conditions as the Board in its sole discretion may establish.

(c) Immediately upon the effectiveness of the action of the Board ordering the redemption of the Rights pursuant to subsection (b) of this Section 23, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Company shall promptly give public notice of any such redemption; *provided, however,* that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within 10 days after the effectiveness of the action of the Board ordering the redemption of the Rights pursuant to subsection (b), the Company shall mail a notice of redemption to all the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. Neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23 or in Section 24 hereof, and other than in connection with the purchase of Common Shares prior to the Distribution Date.

SECTION 24. *Exchange.*

(a) The Board may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 11(a)(ii) hereof) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board shall not be empowered to effect such exchange at any time after an Acquiring Person becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding. The exchange of the Rights by the Board may be made effective as such time, on such basis and with such conditions as the Board in its sole discretion may establish. Prior to effecting an exchange pursuant to this Section 24, the Board may direct the Company to enter into a trust agreement in such form and with such terms as the Board shall approve (the "Trust Agreement"). If the Board so directs, the Company shall enter into the Trust Agreement and shall issue to the trust created by the Trust Agreement (the "Trust") all of the Common Shares or common stock equivalents, to the extent applicable pursuant to Section 24(c), issuable pursuant to the exchange (and any cash in lieu of fractional shares), and all Persons entitled to receive shares pursuant to the exchange shall be entitled to receive such Common Shares or common stock equivalents (and any dividends or distributions made thereon after the date on which such shares are deposited in the Trust and any cash in lieu of fractional shares) only from the Trust and solely upon compliance with the relevant terms and provisions of the Trust Agreement.

(b) Immediately upon the action of the Board ordering the exchange of any Rights pursuant to subsection (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of Common Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give public notice of any such exchange; *provided, however,* that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the Common Shares for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 11(a)(ii) hereof) held by each holder of Rights.

(c) In any exchange pursuant to this Section 24, the Company, at its option, may substitute common stock equivalents (as such term is defined in Section 11(a)(iii) hereof) for some or all of the Common Shares exchangeable for Rights.

(d) In the event that there shall not be sufficient Common Shares or common stock equivalents issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 24, the Company shall take all such action as may be necessary to authorize additional Common Shares or common stock equivalents for issuance upon exchange of the Rights.

SECTION 25. *Notice of Certain Events.*

(a) In case the Company shall propose, after the Distribution Date, (i) to pay any dividend payable in stock of any class to the holders of Common Shares or to make any other distribution to the holders of Common Shares (other than a regular quarterly cash dividend), (ii) to offer to the holders of Common Shares rights or warrants to subscribe for or to purchase any additional Common Shares or shares of stock of any class or any other securities, rights or options, (iii) to effect any reclassification of Common Shares (other than a reclassification involving only the subdivision of outstanding Common Shares), (iv) to effect any consolidation or merger into or with (other than a merger of a Subsidiary into or with the Company), to effect any share exchange with or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to, any other Person, or (v) to effect the liquidation, dissolution or winding up of the Company, then, in each such case, the Company shall give to each holder of a Right Certificate, in accordance with Section 26 hereof, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, or distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, share exchange, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the Common Shares if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least 10 days prior to the record date for determining holders of Common Shares for purposes of such action, and in the case of any such other action, at least 10 days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Common Shares, whichever shall be the earlier.

(b) In case a Section 11(a)(ii) Event shall occur, then (i) the Company shall as soon as practicable thereafter give to each holder of a Right Certificate, in accordance with Section 26 hereof, a notice of the occurrence of such event, which notice shall include a brief summary of the Section 11(a)(ii) Event and the consequences thereof to holders of Rights.

SECTION 26. *Notices.*

(a) Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by overnight delivery service or registered or certified mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

MGIC Investment Corporation
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202
Attention: Secretary

(b) Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by overnight delivery service or registered or certified mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

Wells Fargo Bank, National Association
Attn: Wells Fargo Shareowner Services
Manager of Account Administration
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139

(c) Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

SECTION 27. *Supplements and Amendments*. Prior to the Distribution Date and subject to the penultimate sentence of this Section 27, the Company may and the Rights Agent shall, if the Company so directs, supplement or amend any provision of this Agreement without the approval of any holders of certificates representing Common Shares. From and after the Distribution Date and subject to the penultimate sentence of this Section 27, the Company and the Rights Agent shall, if the Company so directs, supplement or amend this Agreement without the approval of any holders of Right Certificates in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained herein which may be defective or inconsistent with any other provision herein, (iii) to shorten or lengthen any time period hereunder, or (iv) to change or supplement the provisions hereunder in any manner which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person); *provided*, that from and after the Distribution Date this Agreement may not be supplemented or amended to lengthen, pursuant to clause (iii) of this sentence, (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything contained in this Agreement to the contrary, no supplement or amendment shall be made which reduces the then effective Redemption Price or moves to an earlier date the then effective Final Expiration Date. Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Common Shares.

SECTION 28. *Successors*. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

SECTION 29. *Benefits of this Agreement*. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares).

SECTION 30. *Severability*. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, *provided* that nothing contained in this Section 30 will affect the ability of the Company under the provisions of Section 27 to supplement or amend this Agreement to replace such invalid, void or unenforceable term, provision, covenant or restriction with a legal, valid and enforceable term, provision, covenant or restriction.

SECTION 31. *Governing Law*. This Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Wisconsin and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

SECTION 32. *Counterparts*. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

SECTION 33. *Descriptive Headings; Interpretation*. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof. Any reference in this Agreement to a statutory or regulatory provision includes a reference to any successor provision thereof.

SECTION 34. *Determinations and Actions by the Board*. The Board shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (a) interpret the provisions of this Agreement, and (b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not redeem the Rights or to amend the Agreement and any determination as to whether actions of any Person shall be such as to cause such Person to beneficially own Common Shares or to become an Acquiring Person). All such actions, calculations, interpretations and determinations (including, for purposes of clause (ii) below, all omissions with respect to the foregoing) which are done or made by the Board of the Company in good faith, shall (i) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties, and (ii) not subject the Board of the Company to any liability to the holders of the Rights.

SECTION 35. *Book-Entry*. Reference in this Agreement to certificates for Common Shares includes, in the case of uncertificated Common Shares, the balances indicated in the book-entry account system of the transfer agent for the Common Shares, and prior to the Distribution Date, any uncertificated Common Shares shall also evidence the associated Rights. Any legend required to be placed on any certificate for Common Shares may instead be included on any book-entry confirmation or notification to the registered holder of such Common Shares.

SECTION 36. *Amendment and Restatement*. This Agreement amends and restates the Original Rights Agreement in its entirety, effective at the Amendment Effective Time

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested, all as of the day and year first above written.

MGIC INVESTMENT CORPORATION

Attest:

By: /s/ Joseph J. Ziino, Jr.
Title: Assistant Secretary

By: /s/ Jeffrey H. Lane
Title: Executive Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION

Attest:

By: /s/ Mark Henning
Title: Vice President

By: /s/ Jennifer L. Leno
Title: Vice President

EXHIBIT A

[Form of Right Certificate]

Certificate No. R- **Rights**

NOT EXERCISABLE AFTER AUGUST 17, 2012 (SUBJECT TO EXTENSION) OR EARLIER EXPIRATION OF THE RIGHTS AS PROVIDED IN THE RIGHTS AGREEMENT.

Right Certificate

MGIC INVESTMENT CORPORATION

This certifies that , or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Amended and Restated Rights Agreement, dated as of July 7, 2009, and as such agreement may be amended (the "Rights Agreement"), between MGIC Investment Corporation, a Wisconsin corporation (the "Company"), and Wells Fargo Bank, National Association, a national banking association (the "Rights Agent"), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to 5:00 P.M., Milwaukee, Wisconsin time, on August 17, 2012, subject to extension, or earlier expiration of the Rights as provided under the Rights Agreement at the principal office of the Rights Agent, or at the office of its successor as Rights Agent, one-half of one fully paid nonassessable (except as otherwise provided by any corporation law applicable to the Company) share of common stock, par value $1.00 ("Common Shares"), of the Company, at a purchase price of $25.00 per Common Share (the "Purchase Price") (equivalent to $12.50 for each one-half of a Common Share), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase duly executed. The number of Rights evidenced by this Right Certificate (and the number of Common Shares which may be purchased upon exercise hereof) set forth above, and the Purchase Price set forth above, are the number and Purchase Price as of July 7, 2009, based on the Common Shares as constituted at such date. As provided in the Rights Agreement, the Purchase Price and the number of Common Shares which may be purchased upon the exercise of the Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

This Right Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Right Certificates. Copies of the Rights Agreement are on file at the principal executive offices of the Company and the above-mentioned offices of the Rights Agent.

This Right Certificate, with or without other Right Certificates, upon surrender at the principal office of the Rights Agent, may be exchanged for another Right Certificate or Right Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of Common Shares as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Right Certificate or Right Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate (i) may be redeemed by the Company at a redemption price of $0.001 per Right or (ii) may be exchanged in whole or in part for Common Shares. The Board may, at its option, at any time after any Person becomes an Acquiring Person, but prior to such Person's acquisition of 50% or more of the outstanding Common Shares, exchange the Rights evidenced by this Certificate for Common Shares, at an exchange ratio of one Common Share per Right, subject to adjustment, as provided in the Rights Agreement.

No fractional Common Shares will be issued upon the exercise or exchange of any Right or Rights evidenced hereby, but in lieu thereof and subject to the following sentence a cash payment will be made, as provided in the Rights Agreement. No Rights may be exercised that would entitle the holder to any fraction of a Common Share greater than one-half of a Common Share unless concurrently therewith such holder purchases an additional fraction of a Common Share which, when added to the number of Common Shares to be received upon such exercise, equals an integral number of Common Shares, as provided in the Rights Agreement.

No holder of this Right Certificate shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Common Shares or of any other securities of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised as provided in the Rights Agreement.

This Right Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal. Dated as of , .

MGIC INVESTMENT CORPORATION

Attest:

____

By: ______________________________
Title: ______________________________

Countersigned:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By: ______________________________
Authorized Signature

[Form of Reverse Side of Right Certificate]

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Right Certificate.)

FOR VALUE RECEIVED ______________________________ hereby sells, assigns and transfers unto ____

(Please print name and address of transferee)

______________________________ this Right Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ____________________ Attorney, to transfer the within Right Certificate on the books of the within-named Company, with full power of substitution.

Dated:________, __

____
Signature

Signature Medallion Guaranteed:

The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not beneficially owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).

____
Signature

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to
exercise the Right Certificate.)

To MGIC INVESTMENT CORPORATION:

The undersigned hereby irrevocably elects to exercise ________ Rights represented by this Right Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of:

Please insert social security
or other identifying number

____

(Please print name and address)

____

If such number of Rights shall not be all the Rights evidenced by this Right Certificate, a new Right Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

Please insert social security
or other identifying number

____

(Please print name and address)

____

Dated:________, __

____
Signature

Signature Medallion Guaranteed:

Signatures must be guaranteed by a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office or correspondent in the United States.

The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not beneficially owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).

____
Signature

NOTICE

The signature in the foregoing Forms of Assignment and Election must conform to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.

In the event the certification set forth above in the Form of Assignment or the Form of Election to Purchase, as the case may be, is not completed, the Company and the Rights Agent will deem the beneficial owner of the Rights evidenced by this Right Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and such Assignment or Election to Purchase will not be honored.

EXHIBIT B

MGIC INVESTMENT CORPORATION

SUMMARY OF RIGHTS TO PURCHASE
COMMON SHARES

On July 22, 1999, the Board of Directors (the "Board") of MGIC Investment Corporation (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, $1.00 par value (the "Common Shares"), of the Company. The dividend was payable on August 9, 1999 to the shareholders of record on that date (the "Record Date"). Giving effect to the Rights Agreement referred to below, each Right entitles the registered holder to purchase from the Company one-half of one Common Share, at a price of $25.00 per Common Share (equivalent to $12.50 for each one-half of a Common Share), subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement (the "Rights Agreement") between the Company and Wells Fargo Bank, National Association, as Rights Agent (the "Rights Agent").

Until the earlier to occur of (i) 10 days following a public announcement that a person has become an Acquiring Person or (ii) 10 business days (or such later date as may be determined by action of the Company's Board of Directors (the "Board") prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. An Acquiring Person is any Person that becomes, by itself or together with its Affiliates and Associates, a beneficial owner of 5.0% or more of the Common Shares then outstanding, but will not include:

(i) the Company, its subsidiaries and certain benefit plans of the Company and its subsidiaries;

(ii) any of certain "grandfathered" persons ("Grandfathered Persons") that would otherwise be Acquiring Persons as of the effective time of the amendment (as described in the Rights Agreement) and that continue to qualify for this status; and

(iii) any person who or which the Board determines, in its sole discretion, has inadvertently become a beneficial owner of 5.0% or more of the Common Shares then outstanding (or has inadvertently failed to continue to qualify as a Grandfathered Person), provided such person promptly enters into, and delivers to the Company, an irrevocable commitment promptly to divest or cause its affiliates and associates to divest, and thereafter such person or its affiliates and associates promptly divest (without exercising or retaining any power, including voting, with respect to such Common Stock), sufficient Common Shares so that the percentage stock ownership of such person and its affiliates and associates is less than 5.0% (or, in the case of any person who or which has inadvertently failed to continue to qualify as a Grandfathered Person, the Common Shares that caused such person to so fail to qualify as a Grandfathered Person).

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest to occur of (i) August 17, 2012 (the "Final Expiration Date"); (ii) the time at which the Rights are redeemed as provided in the Rights Agreement; (iii) the time at which the Rights are exchanged provided in the Rights Agreement;

(iv) the repeal of Section 382 if the Board determines that the Rights Agreement is no longer necessary for the preservation of the net operating loss carryovers, other tax carryovers and tax benefits of the Company and its subsidiaries that would have been affected by such section (the "Tax Benefits"); and (v) the beginning of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward.

The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

In the event that any person becomes an Acquiring Person (a "Flip-In Event"), each holder of a Right (except as otherwise provided in the Rights Agreement) will thereafter have the right to receive upon exercise that number of Common Shares (or, in certain circumstances cash, property or other securities of the Company or a reduction in the Purchase Price) having a market value of two times the then current Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip-In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued in connection with the exercise or exchange of Rights.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

In lieu of issuing fractional Common Shares equal to one-half of a Common Share or less upon the exercise of Rights, the Company will pay cash with an equivalent value based on the market price of the Common Shares on the last trading day prior to the date of exercise. No Rights may be exercised that would entitle the holder thereof to any fractional Common Share greater than one-half of a Common Share unless concurrently therewith such holder purchases an additional fraction of a Common Share which when added to the number of Common Shares to be received upon such exercise, equals an integral number of Common Shares. In lieu of issuing fractional Common Shares upon the exchange of Rights, the Company will pay cash with an equivalent value based on the market price of the Common Shares on the last trading day prior to the date of exchange.

The Purchase Price is payable by certified check, cashier's check, bank draft or money order or, if so provided by the Company, the Purchase Price following the occurrence of a Flip-In Event may be paid in Common Shares having an equivalent value.

At any time prior to a person becoming an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Other than amendments that would change the Redemption Price or move to an earlier date the Final Expiration Date, the terms of the Rights may be amended by the Board without the consent of the holders of the Rights, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

EXHIBIT C

FORM OF REPRESENTATION AND REQUEST LETTER

This letter is delivered to the Company pursuant to Section 1(k)(i) of the Amended and Restated Rights Agreement (the "Agreement"), dated as of July 7, 2009 and as amended through the date hereof, by and between MGIC Investment Corporation, a Wisconsin corporation (the "Company"), and the Rights Agent named therein. Capitalized terms used, but not defined, in this letter (and the term "beneficial ownership") shall have the meanings given them under the Agreement.

By delivery of this letter, [*Name*] ("Investor") requests that the Company determine pursuant to Section 1(k)(ii) of the Agreement, based on this letter and any other information that the Company believes relevant (which, upon written request of the Company, Investor must provide if it desires to pursue this request), that beneficial ownership by Investor and its Affiliates and Associates of 5% or more of the outstanding Common Shares would not jeopardize or endanger the availability to the Company of the Tax Benefits (such determination, if affirmative, is referred to herein as the "Determination"). The representations, warranties, and covenants of Investor contained in this letter are being provided or made solely in connection with Investor's request that the Company make the Determination, thereby effectuating the exemption (the "Exemption") provided in Section 1(k) of the Agreement.

For purposes of this letter, the following terms shall have the meanings indicated:

(i) The *"Applicable Period"* means the period beginning with and including the date of this letter and ending at the earlier of (A) the time, if any, following the Determination at which the Exemption is no longer in effect, or (B) the time at which the Agreement is no longer effective.

(ii) A specified Person has *"Economic Ownership"* of shares if such shares are treated, for purposes of Section 382 of the Code and the Treasury Regulations thereunder, as being owned by the specified Person (or by a Person or group of Persons to which the shares owned by the specified Person are attributed pursuant to Treasury Regulation Section 1.382-2T(h)).

(iii) *"Fund"* means (A) an investment account that is not itself a Person and that is managed or advised by Investor or by an Affiliate or Associate of Investor, and (B) any Affiliate or Associate of Investor that is an investment fund and that is named in the following listing: .

(iv) *"Investor Group"* refers collectively to Investor and its Affiliates and Associates (including), other than the Funds.

Investor makes the following representations, warranties, and covenants:

1. The aggregate number of Common Shares and the aggregate principal amount of 2063 Debentures beneficially owned by the Funds and by the Investor Group and Funds, collectively, are as follows:

	Number of Common Shares	**Aggregate Principal Amount of 2063 Debentures (a)**
Funds		
Investor Group and Funds, collectively		

[(a) For holdings of 2063 Debentures, disclose in a footnote the date of acquisitions of all 2063 Debentures held and the aggregate principal amount acquired on each such date.]

2. Investor represents and warrants that the following statements are true and correct at the date of this letter, and that the statements in subparagraphs (b) and (c) below will also be true and correct at all times during the Applicable Period:

(a) Neither the Investor Group nor any single Fund has Economic Ownership of more than 4.90%[1] of the total outstanding Common Shares.

(b) With respect to any Common Shares owned by the Investor Group, no member of the Investor Group is acting as a member of a group that both (I) includes any Person other than another member of the Investor Group and (II) is treated as an "entity" under the second sentence of Treasury Regulation Section 1.382-3(a)(1)(i).

(c) With respect to any Common Shares owned by a Fund, such Fund is not acting as a member of a group that is treated as an "entity" under the second sentence of Treasury Regulation Section 1.382-3(a)(1)(i).

3. Investor acknowledges, understands and agrees that, at all times during the Applicable Period, neither the Investor Group nor any Fund shall acquire (other than through a stock dividend, rights dividend, stock split or similar transaction effected by the Company) any Common Shares (or any interests in an entity that owns, directly or indirectly, any Common Shares) if, immediately after such acquisition, (i) the Investor Group or such Fund would have Economic Ownership of more than 4.99% of the total then-outstanding Common Shares, or (ii) to Investor's knowledge, any Person other than (x) a member of the Investor Group or (y) such Fund would have Economic Ownership of more than 4.99% of the total then-outstanding Common Shares (and would not have such level of Economic Ownership but for such acquisition by the Investor Group or such Fund).

Investor acknowledges and agrees that the accuracy of the foregoing representations and warranties and compliance with the foregoing covenants are a condition to the Exemption becoming effective and remaining in effect.

Sincerely,

[Name of Investor]

By: ______________________________

Name:
Title:

[1] In its sole discretion, the Company may accept a higher percentage not greater than 4.99%.

MGIC



2009 ANNUAL REPORT

MGIC Investment Corporation

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Financial Summary

	2007	2008	2009
Net loss ($ millions)	(1,670.0)	(525.4)	**(1,322.3)**
Diluted loss per share ($)	(20.54)	(4.61)	**(10.65)**



Shareholders' Equity
($ millions)
2,594
2,434
1,303
2007
2008
2009



New Primary Insurance Written
($ billions)
76.8
48.2
19.9
2007
2008
2009



Direct Primary Insurance in Force
($ billions)
211.7
227.0
212.2
2007
2008
2009



Direct Primary Risk in Force
($ billions)
55.8
59.0
54.3
2007
2008
2009



Investment Portfolio,
Including Cash and Cash Equivalents
($ millions)
6,185
8,143
8,440
2007
2008
2009



Revenue
($ millions)
1,693
1,721
1,709
2007
2008
2009

Certain 2008 amounts have been retrospectively adjusted to reflect the adoption of a new accounting standard regarding convertible debt. See Note 2 to our consolidated financial statements included herein.

Fellow Shareholders



The past year saw the continuation of the negative trends regarding employment, home prices and mortgage delinquencies. The unemployment rate increased from approximately 7% at December 2008 to just under 10% as of February 2010. Nationwide, home prices fell another 8% in 2009, according to the FHFA home price index. The Mortgage Bankers Association reported that the percentage of all prime loans, irrespective of loan to value, that are seriously delinquent for the nation increased to 7.0% at December 31, 2009, up from 3.7% a year ago.

These economic conditions impacted our company's financial results as well. In 2009 we recorded a net loss of $1.3 billion. Total revenues were $1.7 billion, including $305 million of investment income that was earned on our cash and investment portfolio (which totaled $8.4 billion as of December 31, 2009). Despite a significant increase in staffing for our loss mitigation efforts, we continued to maintain an industry low expense ratio, and operating expenses were down 12% to $240 million. Losses incurred were $3.4 billion, an increase of 10% from 2008. Risk in force was $56 billion and loss reserves totaled $6.7 billion as of December 31, 2009. New insurance writings were $19.9 billion, reflecting the increased presence of the FHA, a lower overall origination market and more restrictive underwriting guidelines.

As I write this letter, we expect that new insurance writings will be even lower than in 2009 and claims paid will increase from the 2009 level of $1.7 billion. I also expect rescissions to remain at elevated levels and the number of delinquent loans to be lower at the end of 2010 when compared to December 31, 2009. The federal government has initiated a loan modification program that is designed to help stabilize the housing market by providing borrowers that have suffered financial hardships the ability to reduce their mortgage payments to a sustainable level. The program was slow to start, as mortgage servicers had to change their systems and procedures; however, we are now beginning to see the number of delinquent loans that either received a trial or permanent modification increase. As loans become current as a result of modifications, those cures will positively impact our financial statements.

The increased delinquencies, higher paid losses, and the slower run-off of our insurance in force we experienced in 2009 put pressure on our regulatory capital position. A failure to meet Wisconsin's minimum capital requirements would have prevented MGIC from writing new business anywhere, absent a waiver granted by the Office of the Commissioner of Insurance for the State of Wisconsin ("OCI"). In addition to Wisconsin, there are minimum capital requirements present in 16 jurisdictions, while the remaining jurisdictions in which MGIC does business do not have specific capital requirements applicable to mortgage insurers. As a result, starting in the fourth quarter of 2008, driven by our belief that if delinquencies and paid losses continue to increase and persistency of policies remains at high levels, MGIC may not meet minimum regulatory capital requirements, we initiated a plan to write mortgage insurance in MGIC Indemnity Corporation (MIC), a wholly owned subsidiary of MGIC. Today I am pleased to report that all the necessary approvals are in place from Fannie Mae, Freddie Mac, the OCI, and various other state insurance departments that allow MGIC and its subsidiaries to continue to support the U.S. housing market by providing private sector mortgage insurance on an uninterrupted basis in all states.

Like all companies, MGIC faced extraordinary challenges over the last two and one-half years. Given our poor financial results during that period, it is easy to lose sight of what we have accomplished. However, the actions we have taken, including our 2008 capital raise, the sale of a non-core asset, the implementation of significant underwriting guideline changes, premium rate changes, the formation of MIC, as well as the staffing changes necessary to meet our business demands, have all enabled MGIC to continue writing business in all states with no monetary assistance from government funds.

In 2010 our company and our industry will continue to deal with a difficult housing market and a fragile economic environment. Since we cannot predict or control the future relative to the economy, we are focusing on those areas we can control, namely expenses, underwriting criteria, and loss mitigation. We strongly believe that there is a role for private capital to continue to provide credit protection to the residential housing market, and given the significant business issues at our largest competitor, the FHA, we believe this view is shared by a number of policy makers. As a result, despite the uncertain environment, we continue to believe that the capital and operating strategy that we have put in place position our company well for a better future.

Thank you for your support through another difficult year.

Respectfully,



Curt S. Culver
Chairman and Chief Executive Officer

The factors discussed under "Risk Factors" following the "Management's Discussion and Analysis" in this Annual Report may cause actual results to differ materially from the results contemplated by forward-looking statements made in the foregoing letter. Forward-looking statements are statements which relate to matters other than historical fact, including matters that inherently refer to future events. Statements in the letter that include words such as "may," "could," "expect," "believe" or "will" or words of similar import, are forward-looking statements.

Five-Year Summary of Financial Information

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(in thousands of dollars, except per share data)				
Summary of Operations					
Revenues:					
Net premiums written	$ 1,243,027	1,466,047	$ 1,345,794	$1,217,236	$1,252,310
Net premiums earned	$ 1,302,341	1,393,180	$ 1,262,390	$1,187,409	$1,238,692
Investment income, net	304,678	308,517	259,828	240,621	228,854
Realized investment gains (losses), net, including net impairment losses	51,934	(12,486)	142,195	(4,264)	14,857
Other revenue	49,573	32,315	28,793	45,403	44,127
Total revenues	1,708,526	1,721,526	1,693,206	1,469,169	1,526,530
Losses and expenses:					
Losses incurred, net	3,379,444	3,071,501	2,365,423	613,635	553,530
Change in premium deficiency reserves	(261,150)	(756,505)	1,210,841	—	—
Underwriting and other expenses	239,612	271,314	309,610	290,858	275,416
Reinsurance fee	26,407	1,781	—	—	—
Interest expense	89,266	81,074	41,986	39,348	41,091
Total losses and expenses	3,473,579	2,669,165	3,927,860	943,841	870,037
(Loss) income before tax and joint ventures	(1,765,053)	(947,639)	(2,234,654)	525,328	656,493
(Benefit) provision for income tax	(442,776)	(397,798)	(833,977)	130,097	176,932
Income (loss) from joint ventures, net of tax	—	24,486	(269,341)	169,508	147,312
Net (loss) income	$(1,322,277)	(525,355)	$(1,670,018)	$ 564,739	$ 626,873
Weighted average common shares outstanding (in thousands)	124,209	113,962	81,294	84,950	92,443
Diluted (loss) earnings per share	$ (10.65)	(4.61)	$ (20.54)	$ 6.65	$ 6.78
Dividends per share	$ —	0.075	$ 0.775	$ 1.00	$ 0.525
Balance sheet data					
Total investments	$ 7,254,465	7,045,536	$ 5,896,233	$5,252,422	$5,295,430
Cash and cash equivalents	1,185,739	1,097,334	288,933	293,738	195,256
Total assets	9,404,419	9,146,734	7,716,361	6,621,671	6,357,569
Loss reserves	6,704,990	4,775,552	2,642,479	1,125,715	1,124,454
Premium deficiency reserves	193,186	454,336	1,210,841	—	—
Short- and long-term debt	377,098	698,446	798,250	781,277	685,163
Convertible debentures	291,785	272,465	—	—	—
Shareholders' equity	1,302,581	2,434,233	2,594,343	4,295,877	4,165,055
Book value per share	10.41	19.46	31.72	51.88	47.31

Note: Certain amounts in the 2008 column have been retrospectively adjusted to reflect the adoption of a new accounting standard regarding convertible debt. See Note 2 to our Consolidated Financial Statements included below.

During 2008 we adopted new accounting standards regarding the recognition and presentation of other-than-temporary impairments. See Note 2 to our Consolidated Financial Statements included below.

Five-Year Summary of Financial Information *(cont.)*

	Year Ended December 31,				
	2009	2008	2007	2006	2005
New primary insurance written ($ millions)	$ 19,942	$ 48,230	$ 76,806	$ 58,242	$ 61,503
New primary risk written ($ millions)	4,149	11,669	19,632	15,937	16,836
New pool risk written ($ millions)(1)	4	145	211	240	358
Insurance in force (at year-end) ($ millions)					
Direct primary insurance	212,182	226,955	211,745	176,531	170,029
Direct primary risk	54,343	58,981	55,794	47,079	44,860
Direct pool risk(1)	1,668	1,902	2,800	3,063	2,909
Primary loans in default ratios					
Policies in force	1,360,456	1,472,757	1,437,432	1,283,174	1,303,084
Loans in default	250,440	182,188	107,120	78,628	85,788
Percentage of loans in default	18.41%	12.37%	7.45%	6.13%	6.58%
Percentage of loans in default — bulk	40.87%	32.64%	21.91%	14.87%	14.72%
Insurance operating ratios (GAAP)					
Loss ratio(2)	259.5%	220.4%	187.3%	51.7%	44.7%
Expense ratio(2)	15.1%	14.2%	15.8%	17.0%	15.9%
Combined ratio	274.6%	234.6%	203.1%	68.7%	60.6%
Risk-to-capital ratio (statutory)					
Mortgage Guaranty Insurance Corporation	19.4:1	12.9:1	10.3:1	6.4:1	6.3:1
Combined insurance companies	22.1:1	14.7:1	11.9:1	7.5:1	7.4:1

(1) Represents contractual aggregate loss limits and, for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, for $2.0 billion, $2.5 billion, $4.1 billion, $4.4 billion and $5.0 billion, respectively, of risk without such limits, risk is calculated at $0 million, $1 million, $2 million, $4 million and $51 million, respectively, for new risk written and $190 million, $150 million, $475 million, $473 million and $469 million, respectively, for risk in force, the estimated amount that would credit enhance these loans to a "AA" level based on a rating agency model.

(2) The loss ratio is the ratio, expressed as a percentage, of the sum of incurred losses and loss adjustment expenses to net premiums earned. The expense ratio is the ratio, expressed as a percentage, of the combined insurance operations underwriting expenses to net premiums written.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We have reproduced below the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" that appeared in our Annual Report on Form 10-K for the year ended December 31, 2009 which was filed with the SEC on March 1, 2010. We have not changed what appears below from what was in our Form 10-K. As a result, the Management's Discussion and Analysis and Risk Factors are not updated to reflect any events or changes in circumstances that have occurred since our Annual Report on Form 10-K was filed with the SEC. Our Risk Factors are an integral portion of Management's Discussion and Analysis and appear immediately after it.

Overview

Through our subsidiary MGIC, we are the leading provider of private mortgage insurance in the United States to the home mortgage lending industry.

As used below, "we" and "our" refer to MGIC Investment Corporation's consolidated operations. In the discussion below, we classify loans, in accordance with industry practice, as "full documentation" loans if they are approved by GSE and other automated underwriting systems under "doc waiver" programs that do not require verification of borrower income. For additional information about such loans, see footnote (3) to the delinquency table under "Results of Consolidated Operations-Losses-Losses Incurred". The discussion of our business in this document generally does not apply to our international operations which are immaterial. The results of our operations in Australia are included in the consolidated results disclosed. For additional information about our Australian operations, see "Overview — Australia" below.

Forward Looking Statements

As discussed under "Forward Looking Statements and Risk Factors" in this annual report, actual results may differ materially from the results contemplated by forward looking statements. We are not undertaking any obligation to update any forward looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward looking statements or other statements were made. Therefore no reader of this document should rely on these statements being accurate as of any time other than the time at which this document was filed with the Securities and Exchange Commission.

Outlook

At this time, we are facing two particularly significant challenges:

- Whether we will have access to sufficient capital to continue to write new business beyond 2011. This challenge is discussed under "Capital" below.
- Whether private mortgage insurance will remain a significant credit enhancement alternative for low down payment single family mortgages. This challenge is discussed under "Fannie Mae and Freddie Mac" below.

Capital

At December 31, 2009, MGIC's policyholders position exceeded the required regulatory minimum by approximately $213 million, and we exceeded the required minimum by approximately $300 million on a combined statutory basis. (The combined figures give effect to reinsurance with subsidiaries of our holding company.) At December 31, 2009 MGIC's risk-to-capital was 19.4:1 and was 22.1:1 on a combined statutory basis. Beginning with our June 30, 2009 risk-to-capital calculations we have deducted risk in force on policies currently in default and for which loss reserves have been established. For additional information about how we calculate risk-to-capital, see "Liquidity and Capital Resources — Risk to Capital" below.

For some time, we have been working to implement a plan to write new mortgage insurance in MIC, which is driven by our belief that in the future MGIC will not meet minimum regulatory capital requirements to write new business and may not be able to obtain appropriate waivers of these requirements in all jurisdictions in which they are present. Absent the waiver granted by the Office of the Commissioner of Insurance for the State of Wisconsin ("OCI") referred to below, a failure to meet Wisconsin's minimum capital requirements would have prevented MGIC from writing new business anywhere. Also, absent a waiver in a particular jurisdiction, failure of MGIC to meet minimum capital requirements of that jurisdiction would prevent MGIC from writing business there. In addition to Wisconsin, these minimum capital requirements are present in 16 jurisdictions while the remaining jurisdictions in which MGIC does business do not have specific capital requirements applicable to mortgage insurers. Before MIC can begin writing new business, it must obtain or update licenses in the jurisdictions where it will transact business.

In October 2009, we, MGIC and MIC entered into an agreement with Fannie Mae (the "Fannie Mae Agreement") under which MGIC agreed to contribute $200 million to MIC (which MGIC has done) and Fannie Mae approved MIC as an eligible mortgage insurer through December 31, 2011 subject to the terms of the Fannie Mae Agreement. Under the Fannie Mae Agreement, MIC will be eligible to write mortgage insurance only in those 16 other jurisdictions in which MGIC cannot write new insurance due to MGIC's failure to meet regulatory capital requirements applicable to mortgage insurers and if MGIC fails to obtain relief from those requirements or a specified waiver of them. The Fannie Mae Agreement, including certain restrictions imposed on us, MGIC and MIC, is summarized more fully in, and included as an exhibit to, our Form 8-K filed with the Securities and Exchange Commission on October 16, 2009.

On February 11, 2010, Freddie Mac notified (the "Freddie Mac Notification") MGIC that we may utilize MIC to write new business in states in which MGIC does not meet minimum regulatory capital requirements to write new business and does not obtain appropriate waivers of those requirements. This conditional approval to use MIC as a "Limited Insurer" will expire December 31, 2012, includes terms substantially similar to those in the Fannie Mae Agreement and is summarized more fully in our Form 8-K filed with the Securities and Exchange Commission on February 16, 2010.

In December 2009, the OCI issued an order waiving, until December 31, 2011, the requirement that MGIC maintain a specific level of minimum policyholders position to write new business. The waiver may be modified, terminated or extended by the OCI in its sole discretion. In December 2009, the OCI also approved a transaction under which MIC will be eligible to write new mortgage guaranty insurance policies only in jurisdictions where MGIC does not meet minimum capital requirements similar to those waived by the OCI and does not obtain a waiver of those requirements from that jurisdiction's regulatory authority. MGIC has applied for waivers in all jurisdictions that have the regulatory capital requirements. MGIC has received similar waivers from some of these states. These waivers expire at various times, with the earliest expiration being December 31, 2010. Some jurisdictions have denied the request because a waiver is not authorized under the jurisdictions' statutes or regulations and others may deny the request on other grounds. There can be no assurances that MIC will receive the necessary approvals from any or all of the jurisdictions in which MGIC would be prohibited from continuing to write new business due to MGIC's failure to meet applicable regulatory capital requirements or obtain waivers of those requirements.

Under the Fannie Mae Agreement, MIC has been approved as an eligible mortgage insurer only through December 31, 2011 and Freddie Mac has approved MIC as a "Limited Insurer" only through December 31, 2012. Whether MIC will continue as an eligible mortgage insurer after these dates will be determined by the particular GSE's mortgage insurer eligibility requirements then in effect. Further, under the Fannie Mae Agreement and the Freddie Mac Notification, MGIC cannot capitalize MIC with more than the $200 million contribution without prior approval from the applicable GSE, which limits the amount of business MIC can write. We believe that the amount of capital that MGIC has contributed to MIC will be sufficient to write business for the term of the Fannie Mae Agreement in the jurisdictions in which MIC is eligible to do so.

Depending on the level of losses that MGIC experiences in the future, however, it is possible that regulatory action by one or more jurisdictions, including those that do not have specific regulatory capital requirements applicable to mortgage insurers, may prevent MGIC from continuing to write new insurance in some or all of the jurisdictions in which MIC is not eligible to write business.

A failure to meet the specific minimum regulatory capital requirements to insure new business does not mean that MGIC does not have sufficient resources to pay claims on its insurance. Even in scenarios in which losses materially exceed those that would result in not meeting such requirements, we believe that we have claims paying resources at MGIC that exceed our claim obligations on our insurance in force. Our estimates of our claims paying resources and claim obligations are based on various assumptions. These assumptions include our anticipated rescission activity, future housing values and future unemployment rates. These assumptions are subject to inherent uncertainty and require judgment by management. Current conditions in the domestic economy make the assumptions about housing values and unemployment more volatile than they would otherwise be. Our anticipated rescission activity is also subject to volatility.

Our senior management believes that our capital plans described above will be feasible and that we will be able to continue to write new business through the end of 2010. We can, however, give no assurance in this regard and higher losses, adverse changes in our relationship with the GSEs, or reduced benefit from rescission activity, among other factors, could result in senior management's belief not being realized.

Fannie Mae and Freddie Mac

In September 2008, the Federal Housing Finance Agency ("FHFA") was appointed as the conservator of the GSEs. As their conservator, FHFA controls and directs the operations of the GSEs. The appointment of FHFA as conservator, the increasing role that the federal government has assumed in the residential mortgage market, our industry's inability, due to capital constraints, to write sufficient business to meet the needs of the GSEs or other factors may increase the likelihood that the business practices of the GSEs change in ways that may have a material adverse effect on us. In addition, these factors may increase the likelihood that the charters of the GSEs are changed by new federal legislation. Such changes may allow the GSEs to reduce or eliminate the level of private mortgage insurance coverage that they use as credit enhancement. The Obama administration and certain members of Congress have publicly stated that they are considering proposing significant changes to domestic housing policies and regulations including those applicable to the GSEs.

For a number of years, the GSEs have had programs under which on certain loans lenders could choose a mortgage insurance coverage percentage that was only the minimum required by their charters, with the GSEs paying a lower price for these loans ("charter coverage"). The GSEs have also had programs under which on certain loans they would accept a level of mortgage insurance above the requirements of their charters but below their standard coverage without any decrease in the purchase price they would pay for these loans ("reduced coverage"). Effective January 1, 2010, Fannie Mae broadly expanded the types of loans eligible for charter coverage. Fannie Mae has also announced that it would eliminate its reduced coverage program in the second quarter of 2010. In recent years, a majority of our volume was on loans with GSE standard coverage, a substantial portion of our volume has been on loans with reduced coverage, and a minor portion of our volume has been on loans with charter coverage. We charge higher premium rates for higher coverages. To the extent lenders selling loans to Fannie Mae choose charter coverage for loans that we insure, our revenues would be reduced and we could experience other adverse effects.

Both of the GSEs have policies which provide guidelines on terms under which they can conduct business with mortgage insurers with financial strength ratings below Aa3/AA-. For information about how these policies could affect us, see the risk factor titled "MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements."

Debt at our Holding Company and Holding Company Capital Resources

At December 31, 2009, we had approximately $84 million in short-term investments at our holding company. These investments are virtually all of our holding company's liquid assets. As of December 31, 2009, our holding company's obligations included $78.4 million of debt which is scheduled to mature in September 2011 and $300 million of Senior Notes due in November 2015, both of which must be serviced pending scheduled maturity. On an annual basis, as of December 31, 2009 our use of funds at the holding company for interest payments on our Senior Notes approximated $21 million. See Note 7 to our consolidated financial statements included below for a discussion of our election to defer payment of interest on our $389.5 million in junior convertible debentures due in 2063. The annual interest payments on these debentures approximate $35 million, excluding interest on the interest payments that have been deferred. See Notes 6 and 7 to our consolidated financial statements contained in Item 8 for additional information about this indebtedness. Historically, dividends from MGIC have been the principal source of our holding company's cash inflow. The last such dividend was paid in the third quarter of 2008. In 2010 and 2011, MGIC cannot pay any dividends to our holding company without approval from the OCI. There can be no assurances that such approvals can be obtained in order to service the debt at our holding company. In addition, under the terms of the Fannie Mae Agreement and Freddie Mac Notification, MGIC may not pay dividends to our holding company without each GSE's consent; however each GSE has consented to dividends of not more than $100 million in the aggregate to purchase existing debt obligations of our holding company or to pay such obligations at maturity.

Loan Modification and Other Similar Programs

Beginning in the fourth quarter of 2008, the federal government, including through the FDIC and the GSEs, and several lenders have adopted programs to modify loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. For the year ended December 31, 2009, we were notified of modifications involving loans with risk in force of approximately $931 million.

One such program is the Home Affordable Modification Program ("HAMP"), which was announced by the US Treasury in early 2009. Some of HAMP's eligibility criteria require current information about borrowers, such as his or her current income and non-mortgage debt payments. Because the GSEs and servicers do not share such information with us, we cannot determine with certainty the number of loans in our delinquent inventory that are eligible to participate in HAMP. We believe that it could take several months from the time a borrower has made all of the payments during HAMP's three month "trial modification" period for the loan to be reported to us as a cured delinquency. We are aware of approximately 29,700 loans in our delinquent inventory at December 31, 2009 for which the HAMP trial period had begun and approximately 2,400 delinquent loans had cured their delinquency after entering HAMP. We rely on information provided to us by the GSEs and servicers. We do not receive all of the information from such sources that is required to determine with certainty the number of loans that are participating in, or have successfully completed, HAMP.

Under HAMP, a net present value test (the "NPV Test") is used to determine if loan modifications will be offered. For loans owned or guaranteed by the GSEs, servicers may, depending on the results of the NPV Test and other factors, be required to offer loan modifications, as defined by HAMP, to borrowers. Effective December 1, 2009, the GSEs changed how the NPV Test is used. These changes made it more difficult for some loans to be modified under HAMP. While, for the reasons noted above, we lack sufficient data to determine the impact of these changes, we believe that they may materially decrease the number of our loans that will participate in HAMP. In January 2010 the United States Treasury department has further modified the HAMP eligibility requirements. Effective June 1, 2010 a servicer may evaluate and initiate a HAMP trial modification for a borrower only after the servicer receives certain documents that allow the servicer to verify the borrower's income and the cause of the borrower's financial hardship. Previously, these documents were not required to be submitted until after the successful completion of HAMP's trial modification period. We believe that this will decrease the number of new HAMP trial modifications.

Even if a loan is modified, the effect on us of loan modifications depends on how many modified loans subsequently re-default, which in turn can be affected by changes in housing values. Re-defaults can result in losses for us that could be greater than we would have paid had the loan not been modified. At this point, we cannot predict with a high degree of confidence what the ultimate re-default rate will be, and therefore we cannot ascertain with confidence whether these programs will provide material benefits to us. In addition, because we do not have current information in our database for all of the parameters used to determine which loans are eligible for modification programs, our estimates of the number of loans qualifying for modification programs are inherently uncertain. If legislation is enacted to permit a mortgage balance to be reduced in bankruptcy, we would still be responsible to pay the original balance if the borrower re-defaulted on that mortgage after its balance had been reduced. Various government entities and private parties have enacted foreclosure moratoriums. A moratorium does not affect the accrual of interest and other expenses on a loan. Unless a loan is modified during a moratorium to cure the default, at the expiration of the moratorium additional interest and expenses would be due which could result in our losses on loans subject to the moratorium being higher than if there had been no moratorium.

Factors Affecting Our Results

Our results of operations are affected by:

- Premiums written and earned

  Premiums written and earned in a year are influenced by:

  - New insurance written, which increases insurance in force and, is the aggregate principal amount of the mortgages that are insured during a period. Many factors affect new insurance written, including the volume of low down payment home mortgage originations and competition to provide credit enhancement on those mortgages, including competition from the FHA, other mortgage insurers, GSE programs that may reduce or eliminate the demand for mortgage insurance and other alternatives to mortgage insurance. New insurance written does not include loans previously insured by us which are modified, such as loans modified under the Home Affordable Refinance Program.

  - Cancellations, which reduce insurance in force. Cancellations due to refinancings are affected by the level of current mortgage interest rates compared to the mortgage coupon rates throughout the in force book. Refinancings are also affected by current home values compared to values when the loans in the in force book became insured and the terms on which mortgage credit is available. Cancellations also include rescissions, which require us to return any premiums received related to the rescinded policy, and policies canceled due to claim payment. Finally, cancellations are affected by home price appreciation, which can give homeowners the right to cancel the mortgage insurance on their loans.

  - Premium rates, which are affected by the risk characteristics of the loans insured and the percentage of coverage on the loans. See our discussion of premium rate changes on new insurance written beginning May 1, 2010 under "Results of Consolidated Operations — New insurance written".

  - Premiums ceded to reinsurance subsidiaries of certain mortgage lenders ("captives") and risk sharing arrangements with the GSEs.

Premiums are generated by the insurance that is in force during all or a portion of the period. Hence, changes in the average insurance in force in the current period compared to an earlier period is a factor that will increase (when the average in force is higher) or reduce (when it is lower) premiums written and earned in the current period, although this effect may be enhanced (or mitigated) by differences in the average premium rate between the two periods as well as by premiums that are returned or expected to be returned in connection with rescissions and premiums ceded to captives or the GSEs. Also, new insurance written and cancellations during a period will generally have a greater effect on premiums written and earned in subsequent periods than in the period in which these events occur.

- Investment income

Our investment portfolio is comprised almost entirely of fixed income securities rated "A" or higher. The principal factors that influence investment income are the size of the portfolio and its yield. As measured by amortized cost (which excludes changes in fair market value, such as from changes in interest rates), the size of the investment portfolio is mainly a function of cash generated from (or used in) operations, such as net premiums received, investment earnings, net claim payments and expenses, less cash provided by (or used for) non-operating activities, such as debt or stock issuances or repurchases or dividend payments. Realized gains and losses are a function of the difference between the amount received on sale of a security and the security's amortized cost, as well as any "other than temporary" impairments recognized in earnings. The amount received on sale of fixed income securities is affected by the coupon rate of the security compared to the yield of comparable securities at the time of sale.

- Losses incurred

Losses incurred are the current expense that reflects estimated payments that will ultimately be made as a result of delinquencies on insured loans. As explained under "Critical Accounting Policies", except in the case of premium deficiency reserves, we recognize an estimate of this expense only for delinquent loans. Losses incurred are generally affected by:

- The state of the economy, including unemployment, and housing values, each of which affects the likelihood that loans will become delinquent and whether loans that are delinquent cure their delinquency. The level of new delinquencies has historically followed a seasonal pattern, with new delinquencies in the first part of the year lower than new delinquencies in the latter part of the year, though this pattern can be affected by the state of the economy and the strength of local housing markets.
- The product mix of the in force book, with loans having higher risk characteristics generally resulting in higher delinquencies and claims.
- The size of loans insured, with higher average loan amounts tending to increase losses incurred.
- The percentage of coverage on insured loans, with deeper average coverage tending to increase incurred losses.
- Changes in housing values, which affect our ability to mitigate our losses through sales of properties with delinquent mortgages as well as borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance.
- The rates at which we rescind policies. Our estimated loss reserves reflect mitigation from rescissions of policies and denials of claims, using the rate at which we have rescinded claims during recent periods. We collectively refer to such rescissions and denials as "rescissions" and variations of this term.
- The distribution of claims over the life of a book. Historically, the first two years after loans are originated are a period of relatively low claims, with claims increasing substantially for several years subsequent and then declining, although persistency, the condition of the economy, including unemployment and housing prices, and other factors can affect this pattern. For example, a weak economy or housing price declines can lead to claims from older books increasing, continuing at stable levels or experiencing a lower rate of decline. We are currently seeing such performance as it relates to delinquencies from our older books. See "— Mortgage Insurance Earnings and Cash Flow Cycle" and "— Losses Incurred" below.

• Changes in premium deficiency reserves

Each quarter, we re-estimate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve primarily changes from quarter to quarter as a result of two factors. First, it changes as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items are reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserves has an effect (either positive or negative) on that period's results. Second, the premium deficiency reserve changes as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions also have an effect on that period's results.

• Underwriting and other expenses

The majority of our operating expenses are fixed, with some variability due to contract underwriting volume. Contract underwriting generates fee income included in "Other revenue."

• Interest expense

Interest expense reflects the interest associated with our outstanding debt obligations. The principal amount of our long-term debt obligations at December 31, 2009 is comprised of approximately $78.4 million of 5.625% Senior Notes due in September 2011, $300 million of 5.375% Senior Notes due in November 2015, and $389.5 million in convertible debentures due in 2063 (interest on these debentures accrues and compounds even if we defer the payment of interest), as discussed in Notes 6 and 7 to our consolidated financial statements included below and under "Liquidity and Capital Resources" below. Also as discussed in Note 2 to our consolidated financial statements included below, we adopted, on a retrospective basis, new guidance regarding the accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), on a retrospective basis, and our interest expense now reflects our non-convertible debt borrowing rate on the convertible debentures of approximately 19% at the time of issuance. At December 31, 2009, the convertible debentures are reflected as a liability on our consolidated balance sheet at the current amortized value of $291.8 million, with the unamortized discount reflected in equity.

• Income from joint ventures

During the period in which we held an equity interest in Sherman Financial Group, Sherman was principally engaged in purchasing and collecting for its own account delinquent consumer receivables, which are primarily unsecured, and in originating and servicing subprime credit card receivables. The factors that affected Sherman's consolidated results of operations during this period are discussed in our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2008, to which you should refer.

Beginning in the first quarter of 2008, our joint venture income principally consisted of income from Sherman. In the third quarter of 2008, we sold our entire interest in Sherman to Sherman. As a result, beginning in the fourth quarter of 2008, our results of operations are no longer affected by any joint venture results. See "Results of Consolidated Operations — Joint Ventures — Sherman" for discussion of our sale of interest in Sherman and related note receivable.

Mortgage Insurance Earnings and Cash Flow Cycle

In our industry, a "book" is the group of loans insured in a particular calendar year. In general, the majority of any underwriting profit (premium revenue minus losses) that a book generates occurs in the early years of the book, with the largest portion of any underwriting profit realized in the first year. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern of results typically occurs because relatively few of the claims that a book will ultimately experience typically occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as the number of insured loans decreases (primarily due to loan prepayments), and increasing losses.

Australia

In 2007, we began providing mortgage insurance to lenders in Australia. At December 31, 2009 the equity value of our Australian operations was approximately $115 million and our risk in force in Australia was approximately $1.1 billion. In Australia, mortgage insurance is a single premium product that covers the entire loan balance. As a result, our Australian risk in force represents the entire amount of the loans that we have insured. However, the mortgage insurance we provide only covers the unpaid loan balance after the sale of the underlying property. In view of our need to dedicate capital to our domestic mortgage insurance operations, we have reduced our Australian headcount and are no longer writing new business in Australia.

Summary of 2009 Results

Our results of operations for 2009 were principally affected by:

- Net premiums written and earned

Net premiums written and earned during 2009 decreased when compared to 2008 due to a lower average insurance in force, due to reduced levels of new insurance written, and lower average premium yields which are a result of the shift in the mix of newer writings to loans with lower loan-to-value ratios, higher FICO scores and full documentation, which carry lower premium rates, offset by lower ceded premiums due to captive terminations and run-offs. Our net premiums written and earned during 2009 were also negatively impacted as a result of higher levels of rescissions as well as increases in our estimates for expected premium refunds due to increases in our expected rescission levels.

- Investment income

Investment income in 2009 was lower when compared to 2008 due to a decrease in the pre-tax yield, offset by an increase in the average amortized cost of invested assets.

- Realized gains (losses) and other-than-temporary impairments

Realized gains for 2009 included $92.9 million in net realized gains on the sale of fixed income investments. Realized gains for 2008 included $62.8 million from the sale of our interest in Sherman, which was offset by net realized losses on sales of investments of $9.9 million. Net impairment losses recognized in earnings were $40.9 million in 2009 compared to $65.4 million in 2008.

- Losses incurred

Losses incurred for 2009 increased compared to 2008 primarily due to increases in the estimated claim rate and a smaller benefit from captive arrangements, offset by a decrease in the estimated severity. The estimated claim rate increased in 2009 compared to a slight decrease in 2008. The smaller benefit from captive arrangements was due to captive terminations in late 2008 and 2009. The estimated severity decreased in 2009, compared to an increase in 2008. Our losses incurred in both 2008 and 2009 were materially mitigated by rescissions.

- Premium deficiency

During 2009 the premium deficiency reserve on Wall Street bulk transactions declined by $261 million from $454 million, as of December 31, 2008, to $193 million as of December 31, 2009. The decrease in the premium deficiency represents the net result of actual premiums, losses and expenses as well as a net change in assumptions primarily related to lower estimated premiums. The $193 million premium deficiency reserve as of December 31, 2009 reflects the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves.

- Underwriting and other expenses

Underwriting and other expenses for 2009 decreased when compared to 2008. The decrease reflects our lower contract underwriting volume as well as a reduction in headcount and a focus on expenses in difficult market conditions.

- Interest expense

Interest expense for 2009 increased when compared to 2008. The increase is due to interest on our convertible debentures issued in March and April of 2008 (interest on these debentures accrues even if we defer the payment of interest). As discussed in Note 2 to our consolidated financial statements included below, we adopted new guidance regarding accounting for convertible debt instruments, on a retrospective basis, and our interest expense now reflects our non-convertible debt borrowing rate on the convertible debentures of approximately 19%. The increase in interest on the convertible debentures is somewhat offset by repaying the $200 million credit facility in the second quarter of 2009 as well as the repurchase, during 2009, of approximately $121.6 million of our Senior Notes due in September 2011.

- Income from joint ventures

We had no income from joint ventures in 2009. Income from joint ventures, net of tax, was $24.5 million in 2008. The income from joint ventures in 2008 was related to our interest in Sherman that was sold in the third quarter of 2008.

- Benefit from income taxes

The effective tax rate benefit on our pre-tax loss was (25.1%) in 2009, compared to (42.0%) in 2008. During those periods, the rate reflected the benefits recognized from tax-preferenced investments. Our tax-preferenced investments that impact the effective tax rate consist almost entirely of tax-exempt bonds. The difference in the rate was primarily the result of the establishment of a valuation allowance, which reduced the amount of tax benefits recognized during 2009.

Results of Consolidated Operations

New insurance written

The amount of our primary new insurance written during the years ended December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
		($ billions)	
NIW — Flow Channel	$19.9	$46.6	$69.0
NIW — Bulk Channel	—	1.6	7.8
Total Primary NIW	$19.9	$48.2	$76.8
Refinance volume as a% of primary flow NIW	40%	26%	24%

The decrease in new insurance written on a flow basis in 2009, compared to 2008 and 2007, was primarily due to changes in our underwriting guidelines as well as premium rate increases discussed below. We believe our changes in guidelines, as well as changes in guidelines made by other private mortgage insurers, and premium rate changes have led to greater usage of FHA insurance programs as an alternative to private mortgage insurance. Additionally, both GSEs have implemented adverse market charges on all loans and credit risk-based loan level price adjustments on loans with certain risk characteristics which include loans that qualify for private mortgage insurance. The application of these loan level price adjustments results in a materially higher monthly payment for the borrower, which we also believe has lead to greater usage of FHA insurance programs as an alternative to private mortgage insurance. For a discussion of new insurance written through the bulk channel, see "— Bulk transactions" below.

We anticipate our new insurance written for 2010 will be lower than the level written in 2009 due to the reasons noted in the preceding paragraph, as well as an expected decrease in the total origination market. Our January 2010 new insurance written was $0.6 billion compared to $1.6 billion in January 2009. Our level of new insurance written could also be affected by other items, including those noted in our Risk Factors included below.

Beginning in late 2007, we implemented a series of changes to our underwriting guidelines that are designed to improve the credit risk profile of our new insurance written. The changes primarily affect borrowers who have multiple risk factors such as a high loan-to-value ratio, a lower FICO score and limited documentation or are financing a home in a market we categorize as higher risk and include the creation of two tiers of "restricted markets." Our underwriting criteria for restricted markets do not allow insurance to be written on certain loans that could be insured if the property were located in an unrestricted market. Beginning in September 2009, we removed several markets from our restricted markets list and moved several other markets from our Tier Two restricted market list (for which our underwriting guidelines are most limiting) to our Tier One restricted market list. We also implemented premium rate increases during 2008.

In 2009, 93% of our new insurance written had FICO scores of 700 or greater. As shown in the table below, the percentage of our volume written on a flow basis that includes certain segments that we view as having a higher probability of claim declined significantly in 2008 and 2009 as a result of the changes we made in our underwriting guidelines.

	Year Ended December 31,		
	2009	2008	2007
Product mix as a % of flow NIW			
> 95% LTVs	1%	18%	42%
ARMs(1)	1%	1%	3%
FICO < 620	0%	2%	8%
Reduced documentation(2)	0%	2%	10%

(1) Consists of adjustable rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing ("ARMs").

(2) In accordance with industry practice, loans approved by GSE and other automated underwriting (AU) systems under "doc waiver" programs that do not require verification of borrower income are classified by us as "full documentation." Based in part on information provided by the GSEs, we estimate full documentation loans of this type were approximately 4% of 2007 new insurance written. Information for other periods is not available. We understand these AU systems grant such doc waivers for loans they judge to have higher credit quality. We also understand that the GSEs terminated their "doc waiver" programs, with respect to new commitments, in the second half of 2008.

We believe that given the various changes in our underwriting guidelines noted above, our business written beginning in the second quarter of 2008 will generate underwriting profit. Subject to regulatory approval, effective May 1, 2010, we will price our new insurance written after considering, among other things, the borrower's credit score. Our pricing changes create three new tiers of pricing for full documentation loans for which the applicable borrower has a credit score of 620 or higher. The three new tiers will predominantly result in,

- lower rates for borrowers with credit scores of 720 and greater,
- higher rates for borrowers with credit scores between 620 — 679, and
- no change in rates for borrowers with credit scores between 680 — 719.

Had these rate changes been in place with respect to new insurance written in the second half of 2009 and the first two months of 2010, the rate changes would have resulted in lower premiums being charged by MGIC for a substantial majority of such new insurance written.

Given the premium rate increases previously announced by the FHA, which will be effective in the near future, we intend that these price changes will position us to be price competitive with the FHA for loans to borrowers with credit scores of 720 and greater. However, there may be advantages to lenders to insure loans through the FHA, including higher servicing fees than on conventional loans. Although we are not eliminating our previous rates, we expect that lenders will generally begin utilizing our lowered rates as soon as they are able to.

Cancellations and insurance in force

New insurance written and cancellations of primary insurance in force during the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
		($ billions)	
NIW	$ 19.9	$ 48.2	$ 76.8
Cancellations	(34.7)	(32.9)	(41.6)
Change in primary insurance in force	$ (14.8)	$ 15.3	$ 35.2
Direct primary insurance in force as of December 31,	$212.2	$227.0	$211.7

Cancellation activity has historically been affected by the level of mortgage interest rates and the level of home price appreciation. Cancellations generally move inversely to the change in the direction of interest rates, although they generally lag a change in direction. Cancellations also include rescissions and policies cancelled due to claim payment.

Our persistency rate (percentage of insurance remaining in force from one year prior) was 84.7% at December 31, 2009, an increase from 84.4% at December 31, 2008 and 76.4% at December 31, 2007. These persistency rate improvements in 2008 and 2009 reflect the more restrictive credit policies of lenders (which make it more difficult for homeowners to refinance loans), as well as declines in housing values.

Bulk transactions

We ceased writing Wall Street bulk business in the fourth quarter of 2007. In addition, we wrote no new business through the bulk channel since the second quarter of 2008. We expect the volume of any future business written through the bulk channel will be insignificant. Wall Street bulk transactions, as of December 31, 2009, included approximately 100,000 loans with insurance in force of approximately $16.4 billion and risk in force of approximately $4.8 billion, which is approximately 71% of our bulk risk in force.

Pool insurance

We are currently not issuing new commitments for pool insurance and expect that the volume of any future pool business will be insignificant.

Our direct pool risk in force was $1.7 billion, $1.9 billion and $2.8 billion at December 31, 2009, 2008 and 2007, respectively. These risk amounts represent pools of loans with contractual aggregate loss limits and in some cases those without these limits. For pools of loans without these limits, risk is estimated based on the amount that would credit enhance the loans in the pool to a "AA" level based on a rating agency model. Under this model, at December 31, 2009, 2008 and 2007, for $2.0 billion, $2.5 billion and $4.1 billion, respectively, risk in force is calculated at $190 million, $150 million and $475 million, respectively.

Net premiums written and earned

Net premiums written during 2009 decreased when compared to 2008 due to the following reasons:

- lower average insurance in force, due to reduced levels of new insurance written,
- lower average premium yields which are a result of the shift in the mix of newer writings to loans with lower loan-to-value ratios, higher FICO scores and full documentation, which carry lower premium rates, and
- higher levels of rescissions and expected rescissions, which result in a return of premium.

These were offset by the following:

- increases, in 2008, of our premium rates, and
- lower ceded premiums due to captive terminations and run-offs. In a captive termination, the arrangement is cancelled, with no future premium ceded and funds for any incurred but unpaid losses transferred to us. In a run-off, no new loans are reinsured by the captive but loans previously reinsured continue to be covered, with premium and losses continuing to be ceded on those loans.

We expect our average insurance in force in 2010 to continue to decline. We expect our premium yields (net premiums written or earned, expressed on an annual basis, divided by the average insurance in force) in 2010 to continue at approximately the level experienced during 2009.

Net premiums written and earned during 2008 increased compared to 2007. The average insurance in force continued to increase; however the effect of the higher in force was somewhat offset by lower average premium yields due to a shift in the mix of new writings to loans with lower loan-to-value ratios, higher FICO scores and full documentation, which carry lower premium rates

Risk sharing arrangements

For the year ended December 31, 2009, approximately 5% of our flow new insurance written was subject to arrangements with captives or risk sharing arrangements with the GSEs compared to 34% for the year ended December 31, 2008 and 48% for the year ended December 31, 2007. We expect the percentage of new insurance written subject to risk sharing arrangements to approximate 5% in 2010 for the reasons discussed below.

Effective January 1, 2009, we are no longer ceding new business under excess of loss reinsurance treaties with lender captive reinsurers. Loans reinsured through December 31, 2008 under excess of loss agreements will run off pursuant to the terms of the particular captive arrangement. New business will continue to be ceded under quota share reinsurance arrangements, limited to a 25% cede rate. Beginning in 2008, many of our captive arrangements have either been terminated or placed into run-off.

We anticipate that our ceded premiums related to risk sharing agreements will continue to decline in 2010 for the reasons discussed above.

See discussion under "-Losses" regarding losses assumed by captives.

In June 2008 we entered into a reinsurance agreement that was effective on the risk associated with up to $50 billion of qualifying new insurance written each calendar year. The term of the reinsurance agreement began on April 1, 2008 and was scheduled to end on December 31, 2010, subject to two one-year extensions that could have been exercised by the reinsurer. Due to our rating agency downgrades in the first quarter of 2009, under the terms of the reinsurance agreement we ceased being entitled to a profit commission, making the agreement less favorable to us. Effective March 20, 2009, we terminated this reinsurance agreement. The termination resulted in a reinsurance fee of $26.4 million as reflected in our results of operations for the year ended December 31, 2009. There are no further obligations under this reinsurance agreement.

Investment income

Investment income for 2009 decreased when compared to 2008 due to a decrease in the average investment yield, offset by an increase in the average amortized cost of invested assets. The decrease in the average investment yield was caused both by decreases in prevailing interest rates and a decrease in the average maturity of our investments. The portfolio's average pre-tax investment yield was 3.61% at December 31, 2009 and 3.87% at December 31, 2008. We expect a decline in investment income in 2010 as the average amortized cost of invested assets decreases due to claim payments exceeding premiums received in future periods. See further discussion under "Liquidity and Capital Resources" below.

Investment income for 2008 increased when compared to 2007 due to an increase in the average amortized cost of invested assets, offset by a decrease in the average investment yield. The portfolio's average pre-tax investment yield was 4.69% at December 31, 2007.

Realized gains and other-than-temporary impairments

We had net realized investment gains of $92.9 million in 2009, compared to $52.9 million in 2008. The net realized gains on investments in 2009 are primarily the result of the sale of fixed income securities. We are in the process of reducing the proportion of our investment portfolio in tax exempt municipal securities and increasing the proportion of corporate securities. We are shifting the portfolio to taxable securities because the tax benefits of holding tax exempt municipal securities are no longer available based on our current net loss position. Realized gains for 2008 included $62.8 million from the sale of our interest in Sherman, which was offset by realized losses on sales of investments of $9.9 million.

Net impairment losses recognized in earnings were $40.9 million in 2009 compared to $65.4 million in 2008. The impairment losses in 2009 related to our fixed income investments, including credit losses related to collateralized debt obligations, debt instruments issued by health facilities, and mortgage backed bonds. The impairment losses in 2008 related to fixed income investments including debt instruments issued by Fannie Mae, Freddie Mac, Lehman Brothers and AIG.

Realized gains in 2007 included a $162.9 million gain from the sale of a portion our interest in Sherman, offset by realized losses on the sale of fixed income securities. There were no impairment losses in 2007.

Other revenue

Other revenue for 2009 increased, when compared to 2008, due to gains of $27.2 million recognized from the repurchase of $121.6 million in par value of our September 2011 Senior Notes, somewhat offset by decreases in contract underwriting revenues.

Other revenue for 2008 increased when compared to 2007. The increase in other revenue was primarily the result of other non-insurance operations.

Losses

As discussed in "— Critical Accounting Policies", and consistent with industry practices, we establish loss reserves for future claims only for loans that are currently delinquent. The terms "delinquent" and "default" are used interchangeably by us and are defined as an insured loan with a mortgage payment that is 45 days or more past due. Loss reserves are established based on our estimate of the number of loans in our default inventory that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity. Historically, a substantial majority of borrowers have eventually cured their delinquent loans by making their overdue payments, but this percentage has decreased significantly in recent years.

Estimation of losses that we will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the economy, including unemployment, and the current and future strength of local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a further deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a further drop in housing values, which expose us to greater losses on resale of properties obtained through the claim settlement process and may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance. Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment.

In addition, our loss reserving methodology incorporates the effects rescission activity is expected to have on the losses we will pay on our delinquent inventory. A variance between ultimate actual rescission rates and these estimates could materially affect our losses. See our risk factor titled "We may not continue to realize benefits from rescissions at the levels we have recently experienced and we may not prevail in proceedings challenging whether our rescissions were proper" included below.

Our estimates could also be positively affected by government efforts to assist current borrowers in refinancing to new loans, assisting delinquent borrowers and lenders in reducing their mortgage payments, and forestalling foreclosures. In addition, private company efforts may have a positive impact on our loss development. See discussion of HAMP program under "Overview — Loan Modification and Other Similar Programs."

Losses incurred

In 2009, net losses incurred were $3,379 million, of which $2,913 million related to current year loss development and $466 million related to unfavorable prior years' loss development. In 2008, net losses incurred were $3,071 million, of which $2,684 million related to current year loss development and $387 million related to unfavorable prior years' loss development. See Note 8 of our Notes to Consolidated Financial Statements included below.

Current year losses incurred increased in 2009 compared to 2008 primarily due to an increase in estimated claim rates and a smaller benefit from captive arrangements, offset by a decrease in estimated severity. The increase in claim rates experienced during 2009 was likely due to general economic conditions, including the unemployment rate, as well as further decreases in home values which can affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance. The increase in 2009 claim rates was significantly offset by an increase in expected rescission levels. The smaller benefit from captive arrangements was due to captive terminations in late 2008 and 2009. The decrease in severity, compared to an increase in 2008, was primarily due to an increase in expected rescission levels. The average exposure on policies rescinded in 2009 was higher than the average exposure on claims paid. Current year losses incurred significantly increased in 2008 compared to 2007 primarily due to significant increases in the default inventory, offset by a smaller increase in estimated severity and a slight decrease in the estimated claim rate, when each are compared to the same period in 2007.

The amount of losses incurred relating to prior year loss development represents actual claim payments that were higher or lower than what was estimated by us at the end of the prior year as well as a re-estimation of amounts to be ultimately paid on defaults remaining in our default inventory from the end of the prior year. This re-estimation is the result of our review of current trends in default inventory, such as defaults that have resulted in a claim, the amount of the claim, the change in relative level of defaults by geography and the change in average loan exposure. The $466 million addition to losses incurred relating to prior years in 2009 was primarily related to more defaults remaining in inventory at December 31, 2009 from a prior year. Historically, approximately 75% of our default inventory was resolved in one year, and therefore at any point in time, approximately 25% of the default inventory was greater than one year old. Of the 182,188 primary defaults in our December 31, 2008 inventory, 91,668 primary defaults, approximately 50%, remained in our default inventory one year later at December 31, 2009. These defaults have a higher estimated claim rate when compared to a year ago because our experience is that as a default ages it become more likely to result in a claim payment. The $387 million increase in losses incurred in 2008 related to prior years was also a result of more defaults remaining in inventory at December 31, 2008 from a year prior.

Our loss estimates are established based upon historical experience. We continue to experience increases in delinquencies in certain markets with higher than average loan balances, such as Florida and California, however those increases were smaller in 2009 compared to 2008. In 2009 we experienced an increase in delinquencies in California of 4,701, or 7% of our total increase in delinquencies that year, compared to an increase of 8,035 in 2008, or 11% of our total increase in delinquencies that year. In 2009 we experienced an increase in delinquencies in Florida of 9,540, or 14% of our total increase in delinquencies that year, compared to an increase of 16,836 in 2008, or 22% of our total increase in delinquencies that year. The average claim paid on California loans in 2009 remained more than twice as high as the average claim paid for the remainder of the country.

Before paying a claim, we can review the loan file to determine whether we are required, under the applicable insurance policy, to pay the claim or whether we are entitled to reduce the amount of the claim. For example, all of our insurance policies provide that we can reduce or deny a claim if the servicer did not comply with its obligation to mitigate our loss by performing reasonable loss mitigation efforts or diligently pursuing a foreclosure or bankruptcy relief in a timely manner. We also do not cover losses resulting from property damage that has not been repaired. We are currently reviewing the loan files for the majority of the claims submitted to us.

In addition, subject to rescission caps in certain of our Wall Street bulk transactions, all of our insurance policies allow us to rescind coverage under certain circumstances. Most of our rescissions involve material misrepresentations made, or fraud committed, in connection with the origination of a loan regarding information we received and relied upon when the loan was insured. Because we review the loan origination documents and information as part of our normal processing when a claim is submitted to us, rescissions occur on a loan by loan basis most often after we have received a claim. Historically, rescissions were not a material portion of our claims resolved during a year. However, beginning in 2008 rescissions have materially mitigated our paid and incurred losses. While we have a substantial pipeline of claims investigations that we expect will eventually result in rescissions, we can give no assurance that rescissions will continue to mitigate paid and incurred losses at the same level we have recently experienced. Rescissions mitigated our paid losses by approximately $1.2 billion in 2009, compared to $0.2 billion in 2008. These figures include amounts that would have resulted in either a claim payment or been charged to a deductible under a bulk or pool policy, and may have been charged to a captive reinsurer. In 2009, $256 million, of the $1.2 billion mitigated, would have been applied to a deductible had the policy not been rescinded.

In addition, our loss reserving methodology incorporates the effect that rescission activity is expected to have on the losses we will pay on our delinquent inventory. We do not utilize an explicit rescission rate in our reserving methodology, but rather our reserving methodology incorporates the effects rescission activity has had on our historical claim rate and claim severities. A variance between ultimate actual rescission rates and these estimates could materially affect our losses incurred. Our estimation process does not include a direct correlation between claim rates and severities to projected rescission activity or other economic conditions such as changes in unemployment rates, interest rates or housing values. Our experience is that analysis of that nature would not produce reliable results, as the change in one condition cannot be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. Based upon the increase in rescission activity during 2008 and 2009, the effects rescissions have on our losses incurred have become material. While we do not incorporate an explicit rescission rate into our reserving methodology, we have estimated the effects rescissions have had on our incurred losses based upon recent rescission history, as shown in the table that follows labeled "Ever to Date Rescission Rates on Claims Received". We estimate that rescissions mitigated our incurred losses by approximately $2.5 billion in 2009, compared to $0.4 billion in 2008; both of these figures include the benefit of claims not paid as well as the impact on our loss reserves. The liability associated with our estimate of premiums to be refunded on expected future rescissions is accrued for separately. At December 31, 2009 the estimate of this liability totaled $88.3 million. Separate components of this liability are included in "Other liabilities" and "Premium deficiency reserves" on our consolidated balance sheet. At December 31, 2008 this liability was not material to our financial statements. Changes in the liability affect premiums written and earned.

If the insured disputes our right to rescind coverage, whether the requirements to rescind are met ultimately would be determined by legal proceedings. Objections to rescission may be made several years after we have rescinded an insurance policy. Countrywide and an affiliate ("Countrywide") has filed a lawsuit against MGIC alleging that MGIC has denied, and continues to deny, valid mortgage insurance claims. We have filed an arbitration case against Countrywide. During 2008 and 2009, rescissions of Countrywide's flow loans mitigated our paid losses by approximately $100 million. In addition, we have a substantial pipeline of claims investigations involving loans related to Countrywide that we expect will eventually result in future rescissions. For more information about this lawsuit and arbitration case, see Note 15 to our consolidated financial statements included below and the risk factor titled, "We are subject to the risk of private litigation and regulatory proceedings" included below. In addition, we continue to have discussions with other lenders regarding their objections to rescissions that in the aggregate are material and are involved in other arbitration proceedings with respect to an amount of rescissions that are not material.

Information regarding the ever-to-date rescission rates by the quarter in which the claim was received appears in the table below. No information is presented for claims received two quarters or less before the end of our most recently completed quarter to allow sufficient time for a substantial percentage of the claims received in those two quarters to reach resolution.

As of December 31, 2009
Ever-to-Date Rescission Rates on Claims Received
(based on count)

Quarter in Which the Claim was Received	ETD Rescission Rate(1)	ETD Claims Resolution Percentage(2)
Q1 2008	12.6%	100.0%
Q2 2008	16.0%	100.0%
Q3 2008	21.3%	99.8%
Q4 2008	24.9%	99.2%
Q1 2009	28.0%	97.2%
Q2 2009	22.2%	89.1%

(1) This percentage is claims received during the quarter shown that have been rescinded as of our most recently completed quarter divided by the total claims received during the quarter shown.

(2) This percentage is claims received during the quarter shown that have been resolved as of our most recently completed quarter divided by the total claims received during the quarter shown. Claims resolved principally consist of claims paid plus claims rescinded.

We anticipate that the ever-to-date rescission rate in the more recent quarters will increase as the ever-to-date resolution percentage approaches 100%.

As discussed under "— Risk Sharing Arrangements," a portion of our flow new insurance written is subject to reinsurance arrangements with lender captives. The majority of these reinsurance arrangements have, historically, been aggregate excess of loss reinsurance agreements, and the remainder were quota share agreements. As discussed under "— Risk Sharing Arrangements" effective January 1, 2009 we are no longer ceding new business under excess of loss reinsurance treaties with lender captives. Loans reinsured through December 31, 2008 under excess of loss agreements will run off pursuant to the terms of the particular captive arrangement. Under the aggregate excess of loss agreements, we are responsible for the first aggregate layer of loss, which is typically between 4% and 5%, the captives are responsible for the second aggregate layer of loss, which is typically 5% or 10%, and we are responsible for any remaining loss. The layers are typically expressed as a percentage of the original risk on an annual book of business reinsured by the captive. The premium cessions on these agreements typically ranged from 25% to 40% of the direct premium. Under a quota share arrangement premiums and losses are shared on a pro-rata basis between us and the captives, with the captives' portion of both premiums and losses typically ranging from 25% to 50%. Beginning June 1, 2008 new loans insured through quota share captive arrangements are limited to a 25% cede rate.

Under these agreements the captives are required to maintain a separate trust account, of which we are the sole beneficiary. Premiums ceded to a captive are deposited into the applicable trust account to support the captive's layer of insured risk. These amounts are held in the trust account and are available to pay reinsured losses. The captive's ultimate liability is limited to the assets in the trust account. When specific time periods are met and the individual trust account balance has reached a required level, then the individual captive may make authorized withdrawals from its applicable trust account. In most cases, the captives are also allowed to withdraw funds from the trust account to pay verifiable federal income taxes and operational expenses. Conversely, if the account balance falls below certain thresholds, the individual captive may be required to contribute funds to the trust account. However, in most cases, our sole remedy if a captive does not contribute such funds is to put the captive into run-off, in which case no new business would be ceded to the captive. In the event that the captives' incurred but unpaid losses exceed the funds in the trust account, and the captive does not deposit adequate funds, we may also be allowed to terminate the captive agreement, assume the captives obligations, transfer the assets in the trust accounts to us, and retain all future premium payments. We intend to exercise this additional remedy when it is available to us. However, if the captive would challenge our right to do so, the matter would be determined by arbitration. The reinsurance recoverable on loss reserves related to captive agreements was approximately $297 million at December 31, 2009. The total fair value of the trust fund assets under these agreements at December 31, 2009 was approximately $547 million. During 2009, $119 million of trust fund assets were transferred to us. The transferred funds resulted in an increase in our investment portfolio (including cash and cash equivalents) and there was a corresponding decrease in our reinsurance recoverable on loss reserves, which is offset by a decrease in our net losses paid. During 2008, $265 million of trust fund assets were transferred to us as a result of captive terminations.

In 2009 the captive arrangements reduced our losses incurred by approximately $234 million, compared to a $476 million captive reduction in 2008. We anticipate that the reduction in losses incurred will be lower in 2010, compared to 2009, as some of our captive arrangements were terminated in 2009.

A rollforward of our primary insurance default inventory for the years ended December 31, 2009, 2008 and 2007 appears in the table below.

	2009	2008	2007
Default inventory at beginning of year	182,188	107,120	78,628
Plus: New Notices	259,876	263,603	195,407
Less: Cures	(149,251)	(161,069)	(145,198)
Less: Paids (including those charged to a deductible or captive)	(29,732)	(25,318)	(21,113)
Less: Rescissions and denials	(12,641)	(2,148)	(604)
Default inventory at end of year	250,440	182,188	107,120

Information about the composition of the primary insurance default inventory at December 31, 2009, 2008 and 2007 appears in the table below. Within the tables below, reduced documentation loans only appear in the reduced documentation category and do not appear in any of the other categories.

	2009	2008	2007
Total loans delinquent(1)	250,440	182,188	107,120
Percentage of loans delinquent (default rate)	18.41%	12.37%	7.45%
Prime loans delinquent(2)	150,642	95,672	49,333
Percentage of prime loans delinquent (default rate)	13.29%	7.90%	4.33%
A-minus loans delinquent(2)	37,711	31,907	22,863
Percentage of A-minus loans delinquent (default rate)	40.66%	30.19%	19.20%
Subprime credit loans delinquent(2)	13,687	13,300	12,915
Percentage of subprime credit loans delinquent (default rate)	50.72%	43.30%	34.08%
Reduced documentation loans delinquent(3)	48,400	41,309	22,009
Percentage of reduced doc loans delinquent (default rate)	45.26%	32.88%	15.48%

(1) At December 31, 2009, 2008 and 2007, 45,907, 45,482 and 39,704 loans in default, respectively, related to Wall Street bulk transactions and 16,389, 13,275 and 5,055 loans in default, respectively, were in our claims received inventory.

(2) We define prime loans as those having FICO credit scores of 620 or greater, A-minus loans as those having FICO credit scores of 575-619, and subprime credit loans as those having FICO credit scores of less than 575, all as reported to us at the time a commitment to insure is issued. Most A-minus and subprime credit loans were written through the bulk channel. However, we classify all loans without complete documentation as "reduced documentation" loans regardless of FICO score rather than as a prime, "A-minus" or "subprime" loan.

(3) In accordance with industry practice, loans approved by GSE and other automated underwriting (AU) systems under "doc waiver" programs that do not require verification of borrower income are classified by us as "full documentation." Based in part on information provided by the GSEs, we estimate full documentation loans of this type were approximately 4% of 2007 new insurance written. Information for other periods is not available. We understand these AU systems grant such doc waivers for loans they judge to have higher credit quality. We also understand that the GSEs terminated their "doc waiver" programs, with respect to new commitments, in the second half of 2008.

The pool notice inventory increased from 33,884 at December 31, 2008 to 44,231 at December 31, 2009; the pool notice inventory was 25,224 at December 31, 2007.

The average primary claim paid for 2009 was $52,627, compared to $52,239 for 2008. The average claim paid can vary materially from period to period based upon a variety of factors, on both a national and state basis, including the geographic mix, average loan amount and average coverage percentage of loans for which claims are paid.

The average claim paid for the top 5 states (based on 2009 paid claims) for the years ended December 31, 2009, 2008 and 2007 appears in the table below.

Average Claim Paid	2009	2008	2007
California	$105,552	$115,409	$96,196
Florida	66,059	69,061	56,846
Michigan	38,341	37,020	35,607
Arizona	61,929	67,058	58,211
Nevada	74,601	82,528	73,905
All other states	43,682	40,571	32,994
All states	$ 52,627	$ 52,239	$37,165

The average loan size of our insurance in force at December 31, 2009, 2008 and 2007 appears in the table below.

Average Loan Size	2009	2008	2007
Total insurance in force	$155,960	$154,100	$147,308
Prime (FICO 620 & >)	154,480	151,240	141,690
A-Minus (FICO 575-619)	130,410	132,380	133,460
Subprime (FICO < 575)	118,440	121,230	124,530
Reduced doc (All FICOs)	203,340	208,020	209,990

The average loan size of our insurance in force at December 31, 2009, 2008 and 2007 for the top 5 states (based on 2009 paid claims) appears in the table below.

Average Loan Size	2009	2008	2007
California	$288,650	$293,442	$291,578
Florida	178,262	180,261	178,063
Michigan	121,431	121,001	119,428
Arizona	188,614	190,339	185,518
Nevada	220,506	223,861	222,707
All other states	147,713	145,201	138,155

Information about net paid claims during the years ended December 31, 2009, 2008 and 2007 appears in the table below.

Net Paid Claims ($ millions)	2009	2008	2007
Prime (FICO 620 & >)	$ 831	$ 547	$332
A-Minus (FICO 575-619)	231	250	161
Subprime (FICO < 575)	95	132	101
Reduced doc (All FICOs)	388	395	190
Other	104	48	45
Direct losses paid	1,649	1,372	829
Reinsurance	(41)	(19)	(12)
Net losses paid	1,608	1,353	817
LAE	60	48	53
Net losses and LAE paid before terminations	1,668	1,401	870
Reinsurance terminations	(119)	(265)	—
Net losses and LAE paid	$1,549	$1,136	$870

Primary claims paid for the top 15 states (based on 2009 paid claims) and all other states for the years ended December 31, 2009, 2008 and 2007 appears in the table below.

Paid Claims by State ($ millions)	2009	2008	2007
California	$ 253	$ 316	$ 82
Florida	195	129	38
Michigan	111	99	98
Arizona	110	61	10
Nevada	75	45	12
Georgia	62	50	35
Illinois	59	52	35
Ohio	54	58	73
Minnesota	52	43	34
Texas	51	48	51
Virginia	48	32	13
Indiana	32	26	33
Massachusetts	27	29	24
Colorado	27	33	32
Missouri	26	22	17
All other states	363	281	197
	1,545	1,324	784
Other (Pool, LAE, Reinsurance)	4	(188)	86
	$1,549	$1,136	$870

The default inventory in those same states at December 31, 2009, 2008 and 2007 appears in the table below.

Default Inventory by State	2009	2008	2007
California	19,661	14,960	6,925
Florida	38,924	29,384	12,548
Michigan	12,759	9,853	7,304
Arizona	8,791	6,338	2,169
Nevada	5,803	3,916	1,337
Georgia	10,905	7,622	4,623
Illinois	13,722	9,130	5,435
Ohio	11,071	8,555	6,901
Minnesota	4,674	3,642	2,478
Texas	13,668	10,540	7,103
Virginia	4,464	3,360	1,761
Indiana	7,005	5,497	3,763
Massachusetts	3,661	2,634	1,596
Colorado	3,451	2,328	1,534
Missouri	4,195	3,263	2,149
All other states	87,686	61,166	39,494
	250,440	182,188	107,120

The default inventory at December 31, 2009, 2008 and 2007 separated between our flow and bulk business appears in the table below.

Default Inventory	2009	2008	2007
Flow	185,828	122,693	61,352
Bulk	64,612	59,495	45,768
	250,440	182,188	107,120

The flow default inventory by policy year at December 31, 2009, 2008 and 2007 appears in the table below.

Flow Default Inventory by Policy Year Policy Year:	2009	2008	2007
2003 and prior	28,242	24,042	21,886
2004	13,869	10,266	7,905
2005	21,354	15,462	9,909
2006	33,373	24,315	12,637
2007	73,304	43,211	9,015
2008	15,524	5,397	—
2009	162	—	—
	185,828	122,693	61,352

Beginning in 2008, the rate at which claims are received and paid slowed for a combination of reasons, including foreclosure moratoriums, servicing delays, court delays, loan modifications and our claims investigations. Although these factors continue to affect our paid claims, we believe that paid claims in 2010 will exceed the $1.7 billion paid in 2009.

As of December 31, 2009, 54% of our primary insurance in force was written subsequent to December 31, 2006. On our flow business, the highest claim frequency years have typically been the third and fourth year after the year of loan origination. On our bulk business, the period of highest claims frequency has generally occurred earlier than in the historical pattern on our flow business. However, the pattern of claims frequency can be affected by many factors, including persistency and deteriorating economic conditions. Low persistency can have the effect of accelerating the period in the life of a book during which the highest claim frequency occurs. Deteriorating economic conditions can result in increasing claims following a period of declining claims. We are currently experiencing such performance as it relates to delinquencies from our older books.

Premium deficiency

During 2009, the premium deficiency reserve on Wall Street bulk transactions declined by $261 million from $454 million, as of December 31, 2008, to $193 million as of December 31, 2009. The $193 million premium deficiency reserve as of December 31, 2009 reflects the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves. The discount rate used in the calculation of the premium deficiency reserve at December 31, 2009 was 3.6%. During 2008 the premium deficiency reserve on Wall Street bulk transactions declined by $757 million from $1,211 million, as of December 31, 2007, to $454 million as of December 31, 2008. The discount rate used in the calculation of the premium deficiency reserve at December 31, 2008 was 4.0%.

The components of the premium deficiency reserve at December 31, 2009, 2008 and 2007 appear in the table below.

	December 31,		
	2009	2008	2007
		($ millions)	
Present value of expected future premium	$ 427	$ 712	$ 901
Present value of expected future paid losses and expenses	(2,157)	(3,063)	(3,561)
Net present value of future cash flows	(1,730)	(2,351)	(2,660)
Established loss reserves	1,537	1,897	1,449
Net deficiency	$ (193)	$ (454)	$(1,211)

Each quarter, we re-estimate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve primarily changes from quarter to quarter as a result of two factors. First, it changes as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items are reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserves has an effect (either positive or negative) on that period's results. Second, the premium deficiency reserve changes as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions also have an effect on that period's results.

The decrease in the premium deficiency reserve for the years ended December 31, 2009 and 2008 was $261 million and $757 million, respectively, as shown in the charts below, which represents the net result of actual premiums, losses and expenses as well as a net change in assumptions for these periods. The change in assumptions for 2009 is primarily related to lower estimated ultimate losses, offset by lower estimated ultimate premiums. The lower estimated ultimate losses and lower estimated ultimate premiums were primarily due to higher expected rates of rescissions. The change in assumption for 2008 primarily related to higher estimated ultimate losses.

		($ millions)
Premium Deficiency Reserve at December 31, 2008		$(454)
Paid claims and LAE	584	
Increase (decrease) in loss reserves	(360)	
Premium earned	(156)	
Effects of present valuing on future premiums, losses and expenses	21	
Change in premium deficiency reserve to reflect actual premium, losses and expenses recognized		89
Change in premium deficiency reserve to reflect change in assumptions relating to future premiums, losses and expenses and discount rate(1)		172
Premium Deficiency Reserve at December 31, 2009		$(193)

(1) A positive number for changes in assumptions relating to premiums, losses, expenses and discount rate indicates a redundancy of prior premium deficiency reserves.

		($ millions)
Premium Deficiency Reserve at December 31, 2007		$(1,211)
Paid claims and LAE	770	
Increase (decrease) in loss reserves	448	
Premium earned	(234)	
Effects of present valuing on future premiums, losses and expenses	(93)	
Change in premium deficiency reserve to reflect actual premium, losses and expenses recognized		891
Change in premium deficiency reserve to reflect change in assumptions relating to future premiums, losses and expenses and discount rate(2)		(134)
Premium Deficiency Reserve at December 31, 2008		$ (454)

(2) A negative number for changes in assumptions relating to premiums, losses, expenses and discount rate indicates a deficiency of prior premium deficiency reserves.

At the end of 2009, and the end of each quarter, we performed a premium deficiency analysis on the portion of our book of business not covered by the premium deficiency described above. That analysis concluded that, as of December 31, 2009, there was no premium deficiency on such portion of our book of business. For the reasons discussed below, our analysis of any potential deficiency reserve is subject to inherent uncertainty and requires significant judgment by management. To the extent, in a future period, expected losses are higher or expected premiums are lower than the assumptions we used in our analysis, we could be required to record a premium deficiency reserve on this portion of our book of business in such period.

The calculation of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Similar to our loss reserve estimates, our estimates for premium deficiency reserves could be adversely affected by several factors, including a deterioration of regional or economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater losses. Assumptions used in calculating the deficiency reserves can also be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimates will affect future period earnings and could be material.

Underwriting and other expenses

Underwriting and other expenses for 2009 decreased when compared to 2008. The decrease reflects our lower contract underwriting volume as well as reductions in headcount and a focus on expenses in difficult market conditions.

Underwriting and other expenses for 2008 decreased when compared to 2007. The decrease reflects our lower volumes of new insurance written as well as a focus on expenses in difficult market conditions. Also, 2007 included $12.3 million in one-time expenses associated with a terminated merger.

Ratios

The table below presents our loss, expense and combined ratios for our combined insurance operations for the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
Loss ratio	259.5%	220.4%	187.3%
Expense ratio	15.1%	14.2%	15.8%
Combined ratio	274.6%	234.6%	203.1%

The loss ratio is the ratio, expressed as a percentage, of the sum of incurred losses and loss adjustment expenses to net premiums earned. The loss ratio does not reflect any effects due to premium deficiency. The increase in the loss ratio in 2009, compared to 2008, was due to an increase in losses incurred, as well a decrease in premium earned. The expense ratio is the ratio, expressed as a percentage, of underwriting expenses to net premiums written. The increase in the expense ratio in 2009, compared to 2008, was due to a decrease in premiums written, which was partially offset by a decrease in underwriting and other expenses. The combined ratio is the sum of the loss ratio and the expense ratio.

The increase in the loss ratio in 2008, compared to 2007, was due to an increase in losses incurred, partially offset by an increase in premiums earned. The decrease in the expense ratio in 2008, compared to 2007, was due to a decrease in underwriting and other expenses as well as an increase in premiums written.

Interest expense

Interest expense for 2009 increased when compared to 2008. The increase was primarily due to an increase in interest on our convertible debentures (interest on these debentures accrues even if we defer the payment of interest). As discussed in Note 1 to our consolidated financial statements included below, we adopted new guidance regarding accounting for convertible debt instruments, on a retrospective basis, and our interest expense now reflects our non-convertible debt borrowing rate on the convertible debentures of approximately 19%. This increase was partially offset by repaying the $200 million credit facility in the second quarter of 2009 as well as the repurchase, in 2009, of approximately $121.6 million of our Senior Notes due in September 2011.

Interest expense for 2008 increased compared to 2007. The increase primarily reflected the issuance of the $390 million of convertible debentures in March and April of 2008.

Income taxes

The effective tax rate benefit on our pre-tax loss was (25.1%) in 2009, compared to (42.0%) in 2008. During those periods, the rate reflected the benefits recognized from tax-preferenced investments. Our tax-preferenced investments that impact the effective tax rate consist almost entirely of tax-exempt bonds. The difference in the rate was primarily the result of the establishment of a valuation allowance, which reduced the amount of tax benefits recognized during 2009. The effective tax rate benefit on our pre-tax loss was (37.3%) in 2007.

We review the need to establish a deferred tax asset valuation allowance on a quarterly basis. We include an analysis of several factors, among which are the severity and frequency of operating losses, our capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning alternatives. As discussed below, we established a valuation allowance during 2009.

In periods prior to 2008, we deducted significant amounts of statutory contingency reserves on our federal income tax returns. The reserves were deducted to the extent we purchased tax and loss bonds in an amount equal to the tax benefit of the deduction. The reserves are included in taxable income in future years when they are released for statutory accounting purposes (see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Risk-to-Capital") or when the taxpayer elects to redeem the tax and loss bonds that were purchased in connection with the deduction for the reserves. Since the tax effect on these reserves exceeded the gross deferred tax assets less deferred tax liabilities, we believe that all gross deferred tax assets recorded in periods prior to the quarter ended March 31, 2009 were fully realizable. Therefore, we established no valuation reserve.

In the first quarter of 2009, we redeemed the remaining balance of our tax and loss bonds of $431.5 million. Therefore, the remaining contingency reserves were released and are no longer available to support any net deferred tax assets. Beginning with the first quarter of 2009, any benefit from income taxes, relating to operating losses, has been reduced or eliminated by the establishment of a valuation allowance. The valuation allowance, established during 2009, reduced our benefit from income taxes by $238.5 million. During 2009, our deferred tax asset valuation allowance was reduced by the deferred tax liability related to $159.5 million of unrealized gains on investments that were recorded to equity. In the event of future operating losses, it is likely that a tax provision (benefit) will be recorded as an offset to any taxes recorded to equity for changes in unrealized gains or other items in other comprehensive income.

Recently enacted legislation expanded the carryback period for certain net operating losses from 2 years to 5 years. A total benefit for income taxes of $282.0 million has been recorded in the Consolidated Statement of Operations in 2009 for the carryback of current year losses. Since the carryback period includes years where we have not reached final agreements on the amount of taxes due with the IRS, the receipt of any taxes recoverable may be delayed and subject to any final settlement.

Giving full effect to the carryback of net operating losses for federal income tax purposes, we have approximately $856 million of net operating loss carryforwards on a regular tax basis and $130 million of net operating loss carryforwards for computing the alternative minimum tax as of December 31, 2009. Any unutilized carryforwards are scheduled to expire at the end of tax year 2029.

Joint ventures

Our equity in the earnings from Sherman and C-BASS and certain other joint ventures and investments, accounted for in accordance with the equity method of accounting, is shown separately, net of tax, on our consolidated statement of operations. Income from joint ventures, net of tax, was $24.5 million in 2008 compared to a loss from joint ventures, net of tax, of $269.3 million for 2007. The loss from joint venture in 2007 was due primarily to the impairment of our investment in C-BASS, which is discussed below. In the third quarter of 2008, we sold our remaining interest in Sherman to Sherman. As a result, beginning in the fourth quarter of 2008, we no longer have income or loss from joint ventures.

C-BASS

Beginning in February 2007 and continuing through approximately the end of March 2007, the subprime mortgage market experienced significant turmoil. After a period of relative stability that persisted during April, May and through approximately late June, market dislocations recurred and then accelerated to unprecedented levels beginning in approximately mid-July 2007. As described in Note 10 of our Notes to Consolidated Financial Statements included below, in the third quarter of 2007, we concluded that our total equity interest in C-BASS was impaired. In addition, during the fourth quarter of 2007 due to additional losses incurred by C-BASS, we reduced the carrying value of our $50 million note from C-BASS to zero under equity method accounting.

Sherman

Our interest in Sherman sold in the third quarter of 2008 represented approximately 24.25% of Sherman's equity. The sale price was paid $124.5 million in cash and by delivery of Sherman's unsecured promissory note in the principal amount of $85 million (the "Note"). The scheduled maturity of the Note is February 13, 2011 and it bears interest, payable monthly, at the annual rate equal to three-month LIBOR plus 500 basis points. The Note is issued under a Credit Agreement, dated August 13, 2008, between Sherman and MGIC. For additional information regarding the sale of our interest please refer to our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2008. We recorded a $62.8 million pre-tax gain on this sale, which is reflected in our results of operations for the year ended December 31, 2008 as a realized gain.

A summary Sherman income statement for the periods indicated appears below. Prior to the sale of our interest, we did not consolidate Sherman with us for financial reporting purposes, and we did not control Sherman. Sherman's internal controls over its financial reporting were not part of our internal controls over our financial reporting. However, our internal controls over our financial reporting included processes to assess the effectiveness of our financial reporting as it pertains to Sherman. We believe those processes were effective in the context of our overall internal controls.

Sherman Summary Income Statement:

	Year Ended December 31,	
	2008*	2007
	(Unaudited)	(Audited)
	(In millions of dollars)	
Revenues from receivable portfolios	$660.3	$ 994.3
Portfolio amortization	264.8	488.1
Revenues, net of amortization	395.5	506.2
Credit card interest income and fees	475.6	692.9
Other revenue	35.3	60.8
Total revenues	906.4	1,259.9
Total expenses	740.1	991.5
Income before tax	$166.3	$ 268.4
Company's income from Sherman	$ 35.6	$ 81.6

---

* The year ended December 31, 2008 only reflects Sherman's results and our income from Sherman through July 31, 2008 as a result of the sale of our remaining interest in August 2008.

The "Company's income from Sherman" line item in the table above includes $3.6 million and $15.6 million of additional amortization expense in 2008 and 2007, respectively, above Sherman's actual amortization expense, related to additional interests in Sherman that we purchased during the third quarter of 2006 at a price in excess of book value.

In September 2007, we sold a portion of our interest in Sherman to an entity owned by Sherman's senior management. The interest sold by us represented approximately 16% of Sherman's equity. We received a cash payment of $240.8 million in the sale. We recorded a $162.9 million pre-tax gain on this sale, which is reflected in our results of operations for the year ended December 31, 2007 as a realized gain.

Financial Condition

At December 31, 2009, based on fair value, approximately 94% of our fixed income securities were invested in 'A' rated and above, readily marketable securities, concentrated in maturities of less than 15 years. The composition of ratings at December 31, 2009 and 2008 are shown in the table below. While the percentage of our investment portfolio rated 'A' or better has not changed materially since December 31, 2008, the percentage of our investment portfolio rated 'AAA' has declined and the percentage rated 'AA' and 'A' has increased. Contributing to the changes in ratings is an increase in corporate bond investments (we expect such increases to continue and to lead to the percentage of the investment portfolio rated 'AAA' to decline), and downgrades of municipal investments. The municipal downgrades can be attributed to downgrades of the financial guaranty insurers and downgrades to the underlying credit.

Investment Portfolio Ratings

	At December 31, 2009	At December 31, 2008
AAA	47%	58%
AA	30%	24%
A	17%	13%
A or better	94%	95%
BBB and below	6%	5%
Total	100%	100%

Approximately 21% of our investment portfolio is guaranteed by the financial guaranty industry. We evaluate the credit risk of securities through analysis of the underlying fundamentals. The extent of our analysis depends on a variety of factors, including the issuer's sector, scale, profitability, debt cover, ratings and the tenor of the investment. A breakdown of the portion of our investment portfolio covered by the financial guaranty industry by credit rating, including the rating without the guarantee is shown below. The ratings are provided by one or more of the following major rating agencies: Moody's, Standard & Poor's and Fitch Ratings.

December 31, 2009

Underlying Rating	Guarantor Rating						
	AA	AA-	Baa1	CC	R	NR	All
	($ millions)						
AAA	$ 2	$—	$ —	$ 19	$—	$—	$ 21
AA	192	12	360	180	2	—	746
A	105	28	341	185	15	—	674
BBB	9	—	34	29	—	15	87
BB	—	—	6	—	—	—	6
	$308	$40	$741	$413	$17	$15	$1,534

At December 31, 2009, based on fair value, $9 million of fixed income securities are relying on financial guaranty insurance to elevate their rating to 'A' and above. Any future downgrades of these financial guarantor ratings would leave the percentage of fixed income securities 'A' and above effectively unchanged.

We primarily place our investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. The policy guidelines also limit the amount of our credit exposure to any one issue, issuer and type of instrument. At December 31, 2009, the modified duration of our fixed income investment portfolio was 3.7 years, which means that an instantaneous parallel shift in the yield curve of 100 basis points would result in a change of 3.7% in the fair value of our fixed income portfolio. For an upward shift in the yield curve, the fair value of our portfolio would decrease and for a downward shift in the yield curve, the fair value would increase.

We held approximately $490 million in auction rate securities ("ARS") backed by student loans at December 31, 2009. ARS are intended to behave like short-term debt instruments because their interest rates are reset periodically through an auction process, most commonly at intervals of 7, 28 and 35 days. The same auction process has historically provided a means by which we may rollover the investment or sell these securities at par in order to provide us with liquidity as needed. In mid-February 2008, auctions began to fail due to insufficient buyers, as the amount of securities submitted for sale in auctions exceeded the aggregate amount of the bids. For each failed auction, the interest rate on the security moves to a maximum rate specified for each security, and generally resets at a level higher than specified short-term interest rate benchmarks. At December 31, 2009, our entire ARS portfolio, consisting of 47 investments, was subject to failed auctions; however, we received calls at par for $26.4 million in ARS from the period when the auctions began to fail through the end of 2009. To date, we have collected all interest due on our ARS and expect to continue to do so in the future.

The ARS we hold are collateralized by portfolios of student loans, all of which are ultimately 97% guaranteed by the United States Department of Education. At December 31, 2009, approximately 90% of our ARS portfolio was AAA/Aaa-rated by one or more of the following major rating agencies: Moody's, Standard & Poor's and Fitch Ratings. See additional discussion of auction rate securities backed by student loans in Notes 4 and 5 to our consolidated financial statements included below.

At December 31, 2009, our total assets included $1.2 billion of cash and cash equivalents as shown on our consolidated balance sheet. In addition, included in "Other assets" is $78.1 million of principal and interest receivable related to the sale of our remaining interest in Sherman.

At December 31, 2009, we had $78.4 million, 5.625% Senior Notes due in September 2011 and $300 million, 5.375% Senior Notes due in November 2015, with a combined fair value of $293.2 million, outstanding. At December 31, 2009, we also had $389.5 million principal amount of 9% Convertible Junior Subordinated Debentures due in 2063 outstanding, which at December 31, 2009 are reflected as a liability on our consolidated balance sheet at the current amortized value of $291.8 million, with the unamortized discount reflected in equity. The fair value of the convertible debentures was approximately $254.3 million at December 31, 2009. At December 31, 2009 we also had $35.8 million of deferred interest outstanding on the convertible debentures which is included in other liabilities on the consolidated balance sheet.

The Internal Revenue Service ("IRS") has completed separate examinations of our federal income tax returns for the years 2000 through 2004 and 2005 through 2007 and has issued assessments for unpaid taxes, interest and penalties. The primary adjustment in both examinations relates to our treatment of the flow through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits ("REMICS"). The IRS has indicated that it does not believe that, for various reasons, we have established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We disagree with this conclusion and believe that the flow through income and loss from these investments was properly reported on our federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and have appealed these adjustments. The appeals process is ongoing and may last for an extended period of time, although it is possible that a final resolution may be reached during 2010. The assessment for unpaid taxes related to the REMIC issue for these years is $197.1 million in taxes and accuracy-related penalties, plus applicable interest. Other adjustments during taxable years 2000 through 2007 are not material, and have been agreed to with the IRS. On July 2, 2007, we made a payment of $65.2 million with the United States Department of the Treasury to eliminate the further accrual of interest. Although the resolution of this issue is uncertain, we believe that sufficient provisions for income taxes have been made for potential liabilities that may result. If the resolution of this matter differs materially from our estimates, it could have a material impact on our effective tax rate, results of operations and cash flows.

The total amount of unrecognized tax benefits as of December 31, 2009 is $91.1 million. All of the unrecognized tax benefits would affect our effective tax rate. We recognize interest accrued and penalties related to unrecognized tax benefits in income taxes. We have accrued $22.6 million for the payment of interest as of December 31, 2009. The establishment of this liability required estimates of potential outcomes of various issues and required significant judgment. Although the resolutions of these issues are uncertain, we believe that sufficient provisions for income taxes have been made for potential liabilities that may result. If the resolutions of these matters differ materially from these estimates, it could have a material impact on our effective tax rate, results of operations and cash flows.

Our principal exposure to loss is our obligation to pay claims under MGIC's mortgage guaranty insurance policies. At December 31, 2009, MGIC's direct (before any reinsurance) primary and pool risk in force, which is the unpaid principal balance of insured loans as reflected in our records multiplied by the coverage percentage, and taking account of any loss limit, was approximately $57.8 billion. In addition, as part of our contract underwriting activities, we are responsible for the quality of our underwriting decisions in accordance with the terms of the contract underwriting agreements with customers. We may be required to provide certain remedies to our customers if certain standards relating to the quality of our underwriting work are not met, and we have an established reserve for such obligations. Through December 31, 2009, the cost of remedies provided by us to customers for failing to meet the standards of the contracts has not been material. However, a generally positive economic environment for residential real estate that continued until approximately 2007 may have mitigated the effect of some of these costs, and claims for remedies may be made a number of years after the underwriting work was performed. A material portion of our new insurance written through the flow channel, including for 2006 and 2007, has involved loans for which we provided contract underwriting services. We believe the rescission of mortgage insurance coverage on loans on which we also provided contract underwriting services may make a claim for a contract underwriting remedy more likely to occur. In the second half of 2009, we experienced an increase in claims for contract underwriting remedies, which may continue. Hence, there can be no assurance that contract underwriting remedies will not be material in the future.

Liquidity and Capital Resources

Overview

Our sources of funds consist primarily of:

- our investment portfolio (which is discussed in "Financial Condition" above), and interest income on the portfolio,
- net premiums that we will receive from our existing insurance in force as well as policies that we write in the future and
- amounts that we expect to recover from captives (which is discussed in "Results of Consolidated Operations — Risk-Sharing Arrangements" and "Results of Consolidated Operations — Losses — Losses Incurred" above).

Our obligations at December 31, 2009 consist primarily of:

- claim payments under MGIC's mortgage guaranty insurance policies,
- $78.4 million of 5.625% Senior Notes due in September 2011,
- $300 million of 5.375% Senior Notes due in November 2015,
- $389.5 million of convertible debentures due in 2063,
- interest on the foregoing debt instruments, including $35.8 million of deferred interest on our convertible debentures and
- the other costs and operating expenses of our business.

For the first time in many years, in 2009, claim payments exceeded premiums received. We expect that this trend will continue. As discussed under "Results of Consolidated Operations — Losses — Losses incurred" above, due to the uncertainty regarding how certain factors, such as foreclosure moratoriums, servicing and court delays, loan modifications, claims investigations and rescissions, will affect our future paid claims it has become even more difficult to estimate the amount and timing of future claim payments. When we experience cash shortfalls, we can fund them through sales of short-term investments and other investment portfolio securities, subject to insurance regulatory requirements regarding the payment of dividends to the extent funds were required by an entity other than the seller. Substantially all of the investment portfolio securities are held by our insurance subsidiaries.

During the first quarter of 2009, we redeemed in exchange for cash from the US Treasury approximately $432 million of tax and loss bonds. We no longer hold any tax and loss bonds. Tax and loss bonds that we purchased were not assets on our balance sheet but were recorded as payments of current federal taxes. For further information about tax and loss bonds, see Note 12, "Income taxes," to our consolidated financial statements included below.

We anticipate that any taxes recovered due to the change in the net operating loss carryback period, as discussed under "Income Taxes" above, will primarily be credited to our operating subsidiaries.

Debt at Our Holding Company and Holding Company Capital Resources

For information about debt at our holding company, see Notes 6 and 7 to our consolidated financial statements included below.

The senior notes and convertible debentures are obligations of MGIC Investment Corporation and not of its subsidiaries. We are a holding company and the payment of dividends from our insurance subsidiaries, which historically has been the principal source of our holding company cash inflow, is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. During 2008, MGIC paid dividends of $45 million to our holding company, which increased its cash resources. In 2009, MGIC did not pay any dividends to our holding company which had this effect. In 2008, other dividends that were immediately contributed to other insurance company subsidiaries were also paid by MGIC to our holding company. In 2010 and 2011, MGIC cannot pay any dividends to our holding company without approval from the OCI. In addition, under the terms of the Fannie Mae Agreement and Freddie Mac Notification, discussed under "Overview", MGIC may not pay dividends to our holding company without the GSE's consent; however each GSE has consented to dividends of not more than $100 million in the aggregate to purchase existing debt obligations of our holding company or to pay such obligations at maturity.

As of December 31, 2009, we had a total of approximately $84 million in short-term investments at our holding company. These investments are virtually all of our holding company's liquid assets. As of December 31, 2009, our holding company's obligations included $78.4 million of debt which is scheduled to mature before the end of 2011 and must be serviced pending scheduled maturity and $300 million of Senior Notes due in November 2015. On an annual basis, as of December 31, 2009 our use of funds at the holding company for interest payments on our Senior Notes approximated $21 million. See Note 7 to our consolidated financial statements included below for a discussion of our election to defer payment of interest on our junior convertible debentures. The annual interest payments on these debentures approximate $35 million, excluding interest on the interest payments that have been deferred.

In 2009, we repurchased for cash approximately $121.6 million in par value of our 5.625% Senior Notes due in September 2011. We recognized a gain on the repurchases of approximately $27.2 million, which is included in other revenue on our consolidated statement of operations for the year ended December 31, 2009. We may from time to time continue to seek to acquire our debt obligations through cash purchases and/or exchanges for other securities. We may do this in open market purchases, privately negotiated acquisitions or other transactions. The amounts involved may be material.

Risk-to-Capital

Our risk-to-capital ratio is computed on a statutory basis for our combined insurance operations and is our net risk in force divided by our policyholders' position. Our net risk in force includes both primary and pool risk in force, and excludes risk on policies that are currently in default and for which loss reserves have been established. The risk amount represents pools of loans or bulk deals with contractual aggregate loss limits and in some cases without these limits. For pools of loans without such limits, risk is estimated based on the amount that would credit enhance the loans in the pool to a "AA" level based on a rating agency model. Policyholders' position consists primarily of statutory policyholders' surplus (which increases as a result of statutory net income and decreases as a result of statutory net loss and dividends paid), plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage insurance company is required to make annual contributions to the contingency reserve of approximately 50% of net earned premiums. These contributions must generally be maintained for a period of ten years. However, with regulatory approval a mortgage insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net earned premium in a calendar year.

The premium deficiency reserve discussed under "Results of Consolidated Operations — Losses — Premium deficiency" above is not recorded as a liability on the statutory balance sheet and is not a component of statutory net income. The present value of expected future premiums and already established loss reserves and statutory contingency reserves, exceeds the present value of expected future losses and expenses, so no deficiency is recorded on a statutory basis.

Our combined insurance companies' risk-to-capital calculation appears in the table below.

	December 31, 2009	December 31, 2008
	($ in millions)	
Risk in force — net(1)	$41,136	$54,496
Statutory policyholders' surplus	$ 1,443	$ 1,613
Statutory contingency reserve	417	2,086
Statutory policyholders' position	$ 1,860	$ 3,699
Risk-to-capital:	22.1:1	14.7:1

(1) Risk in force — net, as shown in the table above, for December 31, 2009 is net of reinsurance and exposure on policies currently in default ($13.3 billion) and for which loss reserves have been established. Risk in force — net for December 31, 2008 is net of reinsurance and established loss reserves.

MGIC's separate company risk-to-capital calculation appears in the table below.

	December 31, 2009	December 31, 2008
	($ in millions)	
Risk in force — net(1)	$35,663	$46,378
Statutory policyholders' surplus	$ 1,429	$ 1,529
Statutory contingency reserve	406	2,060
Statutory policyholders' position	$ 1,835	$ 3,589
Risk-to-capital:	19.4:1	12.9:1

(1) Risk in force — net, as shown in the table above, for December 31, 2009 is net of reinsurance and exposure on policies currently in default and for which loss reserves have been established. Risk in force — net for December 31, 2008 is net of reinsurance and established loss reserves.

State insurance regulators have clarified that a mortgage insurer's risk outstanding does not include the company's risk on policies that are currently in default and for which loss reserves have been established. Beginning with our June 30, 2009 risk-to-capital calculations we have deducted risk in force on policies currently in default and for which loss reserves have been established. The risk-to-capital calculation for December 31, 2008 includes a reduction to risk in force for established reserves only and not the full exposure of loans in default.

Statutory policyholders' position decreased in 2009, primarily due to losses incurred. If our statutory policyholders' position decreases at a greater rate than our risk in force, then our risk-to-capital ratio will continue to increase.

For additional information regarding regulatory capital see "Overview-Capital" above as well as our Risk Factor titled "While our plan to write new insurance in MGIC Indemnity Corporation ("MIC") has received Wisconsin OCI and GSE approval, we cannot guarantee that its implementation will allow us to continue to write new insurance on an uninterrupted basis throughout the United States in the future."

Financial Strength Ratings

The financial strength of MGIC, our principal mortgage insurance subsidiary, is rated Ba3 by Moody's Investors Service with a negative outlook. Standard & Poor's Rating Services' insurer financial strength rating of MGIC is B+ and the outlook for this rating is negative. In January 2010, at our request, Fitch withdrew its financial strength ratings of MGIC.

For further information about the importance of MGIC's ratings, see our Risk Factor titled "MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements".

Contractual Obligations

At December 31, 2009, the approximate future payments under our contractual obligations of the type described in the table below are as follows:

	Payments Due by Period				
Contractual Obligations ($ millions):	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Long-term debt obligations	$2,797	$ 56	$ 183	$ 102	$2,456
Operating lease obligations	11	5	5	1	—
Purchase obligations	1	1	—	—	—
Pension, SERP and other post-retirement benefit plans	154	9	22	29	94
Other long-term liabilities	6,705	2,413	3,353	939	—
Total	$9,668	$2,484	$3,563	$1,071	$2,550

Our long-term debt obligations at December 31, 2009 include our approximately $78.4 million of 5.625% Senior Notes due in September 2011, $300 million of 5.375% Senior Notes due in November 2015 and $389.5 million in convertible debentures due in 2063, including related interest, as discussed in Notes 6 and 7 to our consolidated financial statements included below and under "Liquidity and Capital Resources" above. Interest on our convertible debentures that would have been payable on the scheduled interest payment dates, but which we elected to defer for 10 years as discussed in Note 7 to our consolidated financial statements, is included in the "More than 5 years" column in the table above. Our operating lease obligations include operating leases on certain office space, data processing equipment and autos, as discussed in Note 14 to our consolidated financial statements included below. Purchase obligations consist primarily of agreements to purchase data processing hardware or services made in the normal course of business. See Note 11 to our consolidated financial statements included below for discussion of expected benefit payments under our benefit plans.

Our other long-term liabilities represent the loss reserves established to recognize the liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. The timing of the future claim payments associated with the established loss reserves was determined primarily based on two key assumptions: the length of time it takes for a notice of default to develop into a received claim and the length of time it takes for a received claim to be ultimately paid. The future claim payment periods are estimated based on historical experience, and could emerge significantly different than this estimate. As discussed under "— Losses incurred" above, due to the uncertainty regarding how certain factors, such as foreclosure moratoriums, servicing and court delays, loan modifications, claims investigations and claim rescissions, will affect our future paid claims it has become even more difficult to estimate the amount and timing of future claim payments. Current conditions in the housing and mortgage industries make all of the assumptions discussed in this paragraph more volatile than they would otherwise be. See Note 8 to our consolidated financial statements included below and "-Critical Accounting Policies". In accordance with GAAP for the mortgage insurance industry, we establish loss reserves only for loans in default. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements or in the table above.

The table above does not reflect the liability for unrecognized tax benefits due to uncertainties in the timing of the effective settlement of tax positions. We cannot make a reasonably reliable estimate of the timing of payment for the liability for unrecognized tax benefits, net of payments on account, of $22.9 million. See Note 12 to our consolidated financial statements included below for additional discussion on unrecognized tax benefits and open IRS examinations.

Critical Accounting Policies

We believe that the accounting policies described below involved significant judgments and estimates used in the preparation of our consolidated financial statements.

Loss reserves and premium deficiency reserves

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported. In accordance with GAAP for the mortgage insurance industry, we do not establish loss reserves for future claims on insured loans which are not currently in default.

We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported, or IBNR, reserves referred to above result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported. As of December 31, 2009 and 2008, we had IBNR reserves of $472 million and $480 million, respectively.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.

The estimated claims rates and claims amounts represent what we believe best reflect the estimate of what will actually be paid on the loans in default as of the reserve date. The estimate of claims rates and claims amounts are based on our review of recent trends in the default inventory. We review recent trends in the rate at which defaults resulted in a claim, or the claim rate, the amount of the claim, or severity, the change in the level of defaults by geography and the change in average loan exposure. As a result, the process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur.

The claims rate and claim amounts are likely to be affected by external events, including actual economic conditions such as changes in unemployment rate, interest rate or housing value. Our estimation process does not include a correlation between claims rate and claims amounts to projected economic conditions such as changes in unemployment rate, interest rate or housing value. Our experience is that analysis of that nature would not produce reliable results. The results would not be reliable as the change in one economic condition cannot be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. Additionally, the changes and interaction of these economic conditions are not likely homogeneous throughout the regions in which we conduct business. Each economic environment influences our ultimate paid losses differently, even if apparently similar in nature. Furthermore, changes in economic conditions may not necessarily be reflected in our loss development in the quarter or year in which the changes occur. Typically, actual claim results often lag changes in economic conditions by at least nine to twelve months.

In considering the potential sensitivity of the factors underlying our best estimate of loss reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on reserves and, correspondingly, on results of operations. For example, a $1,000 change in the average severity reserve factor combined with a 1% change in the average claim rate reserve factor would change the reserve amount by approximately $282 million as of December 31, 2009. Historically, it has not been uncommon for us to experience variability in the development of the loss reserves through the end of the following year at this level or higher, as shown by the historical development of our loss reserves in the table below:

	Losses Incurred Related to Prior Years(1)	Reserve at End of Prior Year
	(dollars in thousands)	
2009	$(466,765)	$4,775,552
2008	(387,104)	2,642,479
2007	(518,950)	1,125,715
2006	90,079	1,124,454
2005	126,167	1,185,594

(1) A positive number for a prior year indicates a redundancy of loss reserves, and a negative number for a prior year indicates a deficiency of loss reserves.

Estimation of losses that we will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy and the current and future strength of local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could materially reduce our ability to mitigate potential losses through property acquisition and resale or expose us to greater losses on resale of properties obtained through the claim settlement process. Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment.

In addition, our loss reserving methodology incorporates the effects rescission activity is expected to have on the losses we will pay on our delinquent inventory. We do not utilize an explicit rescission rate in our reserving methodology, but rather our reserving methodology incorporates the effects rescission activity has had on our historical claim rate and claim severities. A variance between ultimate actual rescission rates and these estimates could materially affect our losses. Based upon the increase in rescission activity during 2008 and 2009, the effects rescissions have on our losses incurred have become material. While we do not incorporate an explicit rescission rate into our reserving methodology, we have estimated the effects rescissions have had on our incurred losses based upon recent rescission history. We estimate that rescissions mitigated our incurred losses by approximately $2.5 billion in 2009, compared to $0.4 million in 2008; both of these figures include the benefit of claims not paid as well as the impact on our loss reserves.

If the insured disputes our right to rescind coverage, whether the requirements to rescind are met ultimately would be determined by legal proceedings. Objections to rescission may be made several years after we have rescinded an insurance policy. Countrywide has filed a lawsuit against MGIC alleging that MGIC has denied, and continues to deny, valid mortgage insurance claims. We have filed an arbitration case against Countrywide regarding rescissions. For more information about this lawsuit and arbitration case, see Note 15 to our consolidated financial statements included below and the risk factor titled, "We are subject to the risk of private litigation and regulatory proceedings" included below. In addition, we continue to have discussions with other lenders regarding their objections to rescissions that in the aggregate are material and are involved in arbitration proceedings with respect to an amount of rescissions that are not material.

Information regarding the ever-to-date rescission rates by the quarter in which the claim was received appears in the table below. No information is presented for claims received two quarters or less before the end of our most recently completed quarter to allow sufficient time for a substantial percentage of the claims received in those two quarters to reach resolution.

As of December 31, 2009
Ever-to-Date Rescission Rates on Claims Received
(based on count)

Quarter in Which the Claim was Received	ETD Rescission Rate(1)	ETD Claims Resolution Percentage(2)
Q1 2008	12.6%	100.0%
Q2 2008	16.0%	100.0%
Q3 2008	21.3%	99.8%
Q4 2008	24.9%	99.2%
Q1 2009	28.0%	97.2%
Q2 2009	22.2%	89.1%

(1) This percentage is claims received during the quarter shown that have been rescinded as of our most recently completed quarter divided by the total claims received during the quarter shown.

(2) This percentage is claims received during the quarter shown that have been resolved as of our most recently completed quarter divided by the total claims received during the quarter shown. Claims resolved principally consist of claims paid plus claims rescinded.

We anticipate that the ever-to-date rescission rate in the more recent quarters will increase as the ever-to-date resolution percentage approaches 100%.

Our estimates could also be positively affected by government efforts to assist current borrowers in refinancing to new loans, assisting delinquent borrowers and lenders in reducing their mortgage payments, and forestalling foreclosures.

One such program is the Home Affordable Modification Program ("HAMP"), which was announced by the US Treasury in early 2009. Some of HAMP's eligibility criteria require current information about borrowers, such as his or her current income and non-mortgage debt payments. Because the GSEs and servicers do not share such information with us, we cannot determine with certainty the number of loans in our delinquent inventory that are eligible to participate in HAMP. We believe that it could take several months from the time a borrower has made all of the payments during HAMP's three month "trial modification" period for the loan to be reported to us as a cured delinquency. We are aware of approximately 29,700 loans in our delinquent inventory at December 31, 2009 for which the HAMP trial period has begun and approximately 2,400 delinquent loans have cured their delinquency after entering HAMP. We rely on information provided to us by the GSEs and servicers. We do not receive all of the information from such sources that is required to determine with certainty the number of loans that are participating in, or have successfully completed, HAMP.

In addition, private company efforts may have a positive impact on our loss development. All of the programs, including HAMP, are in their early stages and therefore we are unsure of their magnitude or the benefit to us or our industry, and as a result are not factored into our current reserving.

Loss reserves in the most recent years contain a greater degree of uncertainty, even though the estimates are based on the best available data.

Premium deficiency reserve

After our reserves are established, we perform premium deficiency calculations using best estimate assumptions as of the testing date. The calculation of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings.

The establishment of premium deficiency reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of claim payments and premium collections may vary significantly from the premium deficiency reserve estimates. Similar to our loss reserve estimates, our estimates for premium deficiency reserves could be adversely affected by several factors, including a deterioration of regional or economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater losses. Changes to our estimates could result in material changes in our operations, even in a stable economic environment. Adjustments to premium deficiency reserves estimates are reflected in the financial statements in the years in which the adjustments are made.

As is the case with our loss reserves, as discussed above, the severity of claims and claim rates, as well as persistency for the premium deficiency calculation, are likely to be affected by external events, including actual economic conditions, as well as future rescission activity. However, our estimation process does not include a correlation between these economic conditions and our assumptions because it is our experience that an analysis of that nature would not produce reliable results. In considering the potential sensitivity of the factors underlying management's best estimate of premium deficiency reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on the premium deficiency reserve and, correspondingly, on our results of operations. For example, a $1,000 change in the average severity combined with a 1% change in the average claim rate could change the Wall Street bulk premium deficiency reserve amount by approximately $97 million. Additionally, a 5% change in the persistency of the underlying loans could change the Wall Street bulk premium deficiency reserve amount by approximately $13 million. We do not anticipate changes in the discount rate will be significant enough as to result in material changes in the calculation.

Revenue recognition

When a policy term ends, the primary mortgage insurance written by us is renewable at the insured's option through continued payment of the premium in accordance with the schedule established at the inception of the policy term. We have no ability to reunderwrite or reprice these policies after issuance. Premiums written under policies having single and annual premium payments are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as the monthly coverage is provided. When a policy is cancelled, all premium that is non-refundable is immediately earned. Any refundable premium is returned to the lender and will have no effect on earned premium. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred policy acquisition costs discussed below. When a policy is rescinded, all previously collected premium is returned to the lender. The liability associated with our estimate of premium to be returned on expected future rescissions is accrued for separately and separate components of this liability are included in "Other liabilities" and "Premium deficiency reserves" on our consolidated balance sheet. Changes in this liability effect premiums written and earned.

Fee income of our non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance policies, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs. Deferred insurance policy acquisition costs arising from each book of business is charged against revenue in the same proportion that the underwriting profit for the period of the charge bears to the total underwriting profit over the life of the policies. The underwriting profit and the life of the policies are estimated and are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. Interest is accrued on the unamortized balance of deferred insurance policy acquisition costs.

Because our insurance premiums are earned over time, changes in persistency result in deferred insurance policy acquisition costs being amortized against revenue over a comparable period of time. At December 31, 2009, the persistency rate of our primary mortgage insurance was 84.7%, compared to 84.4% at December 31, 2008. This change did not significantly affect the amortization of deferred insurance policy acquisition costs for the period ended December 31, 2009. A 10% change in persistency would not have a material effect on the amortization of deferred insurance policy acquisition costs in the subsequent year.

If a premium deficiency exists, we reduce the related deferred insurance policy acquisition costs by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the deferred insurance policy acquisition costs balance, we then establish a premium deficiency reserve equal to the excess, by means of a charge to current period earnings.

Fair Value Measurements

We adopted fair value accounting guidance that became effective January 1, 2008. This guidance addresses aspects of the expanding application of fair-value accounting. The guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements regarding fair-value measurements and provides companies with an option to report selected financial assets and liabilities at fair value with changes in fair value reported in earnings. The option to account for selected financial assets and liabilities at fair value is made on an instrument-by-instrument basis at the time of acquisition. For the years ended December 31, 2009 and 2008, we did not elect the fair value option for any financial instruments acquired for which the primary basis of accounting is not fair value.

In accordance with fair value guidance, we applied the following fair value hierarchy in order to measure fair value for assets and liabilities:

Level 1 — Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs include certain U.S. Treasury securities and obligations of the U.S. government.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs include certain municipal and corporate bonds.

Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. Financial assets utilizing Level 3 inputs include certain state, corporate, auction rate (backed by student loans) and mortgage-backed securities. Non-financial assets which utilize Level 3 inputs include real estate acquired through claim settlement. Additionally, financial liabilities utilizing Level 3 inputs consisted of derivative financial instruments.

To determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. Quality controls are performed throughout this process which includes reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. This model combines all inputs to arrive at a value assigned to each security. On a quarterly basis, we perform quality controls over values received from the pricing sources which include reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. We have not made any adjustments to the prices obtained from the independent pricing sources.

Assets and liabilities classified as Level 3 are as follows:

- Securities available-for-sale classified in Level 3 are not readily marketable and are valued using internally developed models based on the present value of expected cash flows. Our Level 3 securities primarily consist of auction rate securities as observable inputs or value drivers are unavailable due to events described in Note 4. Due to limited market information, we utilized a discounted cash flow ("DCF") model to derive an estimate of fair value of these assets at December 31, 2009 and 2008. The assumptions used in preparing the DCF model included estimates with respect to the amount and timing of future interest and principal payments, the probability of full repayment of the principal considering the credit quality and guarantees in place, and the rate of return required by investors to own such securities given the current liquidity risk associated with them. The DCF model is based on the following key assumptions.

  - Nominal credit risk as securities are ultimately guaranteed by the United States Department of Education;
  - Liquidity by December 31, 2011 through December 31, 2014;
  - Continued receipt of contractual interest; and
  - Discount rates ranging from 2.23% to 3.23%, which include a spread for liquidity risk.

A 1.00% change in the discount rate would change the value of our ARS by approximately $13.7 million. A two year change to the years to liquidity assumption would change the value of our ARS by approximately $18.5 million.

- Real estate acquired through claim settlement is fair valued at the lower of our acquisition cost or a percentage of appraised value. The percentage applied to appraised value is based upon our historical sales experience adjusted for current trends.

Investment Portfolio

We categorize our investment portfolio according to our ability and intent to hold the investments to maturity. Investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity. Our entire investment portfolio is classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

In April 2009, new accounting guidance regarding the recognition and presentation of other-than-temporary impairments were issued. The new guidance require us to separate an other-than-temporary impairment ("OTTI") of a debt security into two components when there are credit related losses associated with the impaired debt security for which we assert that we do not have the intent to sell the security, and it is more likely than not that we will not be required to sell the security before recovery of our cost basis. Under this guidance the amount of the OTTI related to a credit loss is recognized in earnings, and the amount of the OTTI related to other factors (such as changes in interest rates or market conditions) is recorded as a component of other comprehensive income (loss). In instances where no credit loss exists but it is more likely than not that we will have to sell the debt security prior to the anticipated recovery, the decline in fair value below amortized cost is recognized as an OTTI in earnings. In periods after recognition of an OTTI on debt securities, we account for such securities as if they had been purchased on the measurement date of the OTTI at an amortized cost basis equal to the previous amortized cost basis less the OTTI recognized in earnings. For debt securities for which OTTI were recognized in earnings, the difference between the new amortized cost basis and the cash flows expected to be collected will be accreted or amortized into net investment income. This guidance was effective beginning with the quarter ending June 30, 2009.

Each quarter we perform reviews of our investments in order to determine whether declines in fair value below amortized cost were considered other-than-temporary in accordance with applicable guidance. In evaluating whether a decline in fair value is other-than-temporary, we consider several factors including, but not limited to:

- our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery;
- extent and duration of the decline;
- failure of the issuer to make scheduled interest or principal payments;
- change in rating below investment grade; and
- adverse conditions specifically related to the security, an industry, or a geographic area.

Under the current guidance a debt security impairment is deemed other than temporary if we either intend to sell the security, or it is more likely than not that we will be required to sell the security before recovery or we do not expect to collect cash flows sufficient to recover the amortized cost basis of the security. During 2009 we recognized OTTI in earnings of $40.9 million and an additional $1.8 million of OTTI in other comprehensive income. During 2008 we recognized OTTI in earnings of approximately $65.4 million. There were no OTTI impairment charges on our investment portfolio during 2007.

Forward-Looking Statements and Risk Factors

Our revenues and losses may be affected by the risk factors discussed below. These risk factors are an integral part of this annual report.

These factors may also cause actual results to differ materially from the results contemplated by forward looking statements that we may make. Forward looking statements consist of statements which relate to matters other than historical fact, including matters that inherently refer to future events. Among others, statements that include words such as we "believe", "anticipate", or "expect", or words of similar import, are forward looking statements. We are not undertaking any obligation to update any forward looking statements or other statements we may make even though these statements may be affected by events or circumstances occurring after the forward looking statements or other statements were made. No reader of this annual report should rely on the fact that such statements are current at any time other than the time at which our Annual Report on Form 10-K for the year ended December 31, 2009 was filed with the Securities and Exchange Commission.

While our plan to write new insurance in MGIC Indemnity Corporation ("MIC") has received Wisconsin OCI and GSE approval, we cannot guarantee that its implementation will allow us to continue to write new insurance on an uninterrupted basis throughout the United States in the future.

For some time, we have been working to implement a plan to write new mortgage insurance in MIC, which is driven by our belief that in the future MGIC will not meet minimum regulatory capital requirements to write new business and may not be able to obtain appropriate waivers of these requirements in all jurisdictions in which they are present. Absent the waiver granted by the Office of the Commissioner of Insurance for the State of Wisconsin ("OCI") referred to below, a failure to meet Wisconsin's minimum capital requirements would have prevented MGIC from writing new business anywhere. Also, absent a waiver in a particular jurisdiction, failure of MGIC to meet minimum capital requirements of that jurisdiction would prevent MGIC from writing business there. In addition to Wisconsin, these minimum capital requirements are present in 16 jurisdictions while the remaining jurisdictions in which MGIC does business do not have specific capital requirements applicable to mortgage insurers. Before MIC can begin writing new business, it must obtain or update licenses in the jurisdictions where it will transact business.

In October 2009, we, MGIC and MIC entered into an agreement with Fannie Mae (the "Fannie Mae Agreement") under which MGIC agreed to contribute $200 million to MIC (which MGIC has done) and Fannie Mae approved MIC as an eligible mortgage insurer through December 31, 2011 subject to the terms of the Fannie Mae Agreement. Under the Fannie Mae Agreement, MIC will be eligible to write mortgage insurance only in those 16 other jurisdictions in which MGIC cannot write new insurance due to MGIC's failure to meet regulatory capital requirements applicable to mortgage insurers and if MGIC fails to obtain relief from those requirements or a specified waiver of them. The Fannie Mae Agreement, including certain restrictions imposed on us, MGIC and MIC, is summarized more fully in, and included as an exhibit to, our Form 8-K filed with the Securities and Exchange Commission on October 16, 2009.

On February 11, 2010, Freddie Mac notified (the "Freddie Mac Notification") MGIC that we may utilize MIC to write new business in states in which MGIC does not meet minimum regulatory capital requirements to write new business and does not obtain appropriate waivers of those requirements. This conditional approval to use MIC as a "Limited Insurer" will expire December 31, 2012, includes terms substantially similar to those in the Fannie Mae Agreement and is summarized more fully in our Form 8-K filed with the Securities and Exchange Commission on February 16, 2010.

In December 2009, the OCI issued an order waiving, until December 31, 2011, the requirement that MGIC maintain a specific level of minimum policyholders position to write new business. The waiver may be modified, terminated or extended by the OCI in its sole discretion. In December 2009, the OCI also approved a transaction under which MIC will be eligible to write new mortgage guaranty insurance policies only in jurisdictions where MGIC does not meet minimum capital requirements similar to those waived by the OCI and does not obtain a waiver of those requirements from that jurisdiction's regulatory authority. MGIC has applied for waivers in all jurisdictions that have the regulatory capital requirements. MGIC has received similar waivers from some of these states. These waivers expire at various times, with the earliest expiration being December 31, 2010. Some jurisdictions have denied the request because a waiver is not authorized under the jurisdictions' statutes or regulations and others may deny the request on other grounds. There can be no assurances that MIC will receive the necessary approvals from any or all of the jurisdictions in which MGIC would be prohibited from continuing to write new business due to MGIC's failure to meet applicable regulatory capital requirements or obtain waivers of those requirements.

Under the Fannie Mae Agreement, MIC has been approved as an eligible mortgage insurer only through December 31, 2011 and Freddie Mac has approved MIC as a "Limited Insurer" only through December 31, 2012. Whether MIC will continue as an eligible mortgage insurer after these dates will be determined by the applicable GSE's mortgage insurer eligibility requirements then in effect. Further, under the Fannie Mae Agreement and the Freddie Mac Notification, MGIC cannot capitalize MIC with more than the $200 million contribution without prior approval from each GSE, which limits the amount of business MIC can write. We believe that the amount of capital that MGIC has contributed to MIC will be sufficient to write business for the term of the Fannie Mae Agreement in the jurisdictions in which MIC is eligible to do so. Depending on the level of losses that MGIC experiences in the future, however, it is possible that regulatory action by one or more jurisdictions, including those that do not have specific regulatory capital requirements applicable to mortgage insurers, may prevent MGIC from continuing to write new insurance in some or all of the jurisdictions in which MIC is not eligible to write business.

A failure to meet the specific minimum regulatory capital requirements to insure new business does not mean that MGIC does not have sufficient resources to pay claims on its insurance. Even in scenarios in which losses materially exceed those that would result in not meeting such requirements, we believe that we have claims paying resources at MGIC that exceed our claim obligations on our insurance in force. Our estimates of our claims paying resources and claim obligations are based on various assumptions. These assumptions include our anticipated rescission activity, future housing values and future unemployment rates. These assumptions are subject to inherent uncertainty and require judgment by management. Current conditions in the domestic economy make the assumptions about housing values and unemployment more volatile than they would otherwise be. Our anticipated rescission activity is also subject to volatility.

We may not continue to realize benefits from rescissions at the levels we have recently experienced and we may not prevail in proceedings challenging whether our rescissions were proper.

Historically, claims submitted to us on policies we rescinded were not a material portion of our claims resolved during a year. However, beginning in 2008 rescissions have materially mitigated our paid losses. In 2009, rescissions mitigated our paid losses by $1.2 billion, which includes amounts that would have resulted in either a claim payment or been charged to a deductible under a bulk or pool policy, and may have been charged to a captive reinsurer. While we have a substantial pipeline of claims investigations that we expect will eventually result in future rescissions, we can give no assurance that rescissions will continue to mitigate paid losses at the same level we have recently experienced.

In addition, if the insured disputes our right to rescind coverage, whether the requirements to rescind are met ultimately would be determined by legal proceedings. Objections to rescission may be made several years after we have rescinded an insurance policy. Countrywide and an affiliate ("Countrywide") have filed a lawsuit against MGIC alleging that MGIC has denied, and continues to deny, valid mortgage insurance claims. We have filed an arbitration case against Countrywide regarding rescissions. For more information about this lawsuit and arbitration case, see the risk factor titled, "We are subject to the risk of private litigation and regulatory proceedings" as well as Item 3 in our Annual Report on Form 10-K, "Legal Proceedings." In addition, we continue to have discussions with other lenders regarding their objections to rescissions that in the aggregate are material and are involved in other arbitration proceedings with respect to an amount of rescissions that are not material.

In addition, our loss reserving methodology incorporates the effects rescission activity is expected to have on the losses we will pay on our delinquent inventory. A variance between ultimate actual rescission rates and these estimates could materially affect our losses. See the risk factor titled, "Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves."

Changes in the business practices of the GSEs, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses.

The majority of our insurance written is for loans sold to Fannie Mae and Freddie Mac. As a result, the business practices of the GSEs affect the entire relationship between them and mortgage insurers and include:

- the level of private mortgage insurance coverage, subject to the limitations of the GSEs' charters (which may be changed by federal legislation) when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,
- the amount of loan level delivery fees (which result in higher costs to borrowers) that the GSEs assess on loans that require mortgage insurance,
- whether the GSEs influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,
- the underwriting standards that determine what loans are eligible for purchase by the GSEs, which can affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,
- the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and
- the programs established by the GSEs intended to avoid or mitigate loss on insured mortgages and the circumstances in which mortgage servicers must implement such programs.

In September 2008, the Federal Housing Finance Agency ("FHFA") was appointed as the conservator of the GSEs. As their conservator, FHFA controls and directs the operations of the GSEs. The appointment of FHFA as conservator, the increasing role that the federal government has assumed in the residential mortgage market, our industry's inability, due to capital constraints, to write sufficient business to meet the needs of the GSEs or other factors may increase the likelihood that the business practices of the GSEs change in ways that may have a material adverse effect on us. In addition, these factors may increase the likelihood that the charters of the GSEs are changed by new federal legislation. Such changes may allow the GSEs to reduce or eliminate the level of private mortgage insurance coverage that they use as credit enhancement. The Obama administration and certain members of Congress have publicly stated that that they are considering proposing significant changes to the GSEs. As a result, it is uncertain what role that the GSEs will play in the domestic residential housing finance system in the future.

For a number of years, the GSEs have had programs under which on certain loans lenders could choose a mortgage insurance coverage percentage that was only the minimum required by their charters, with the GSEs paying a lower price for these loans ("charter coverage"). The GSEs have also had programs under which on certain loans they would accept a level of mortgage insurance above the requirements of their charters but below their standard coverage without any decrease in the purchase price they would pay for these loans ("reduced coverage"). Effective January 1, 2010, Fannie Mae broadly expanded the types of loans eligible for charter coverage. Fannie Mae has also announced that it would eliminate its reduced coverage program in the second quarter of 2010. In recent years, a majority of our volume was on loans with GSE standard coverage, a substantial portion of our volume has been on loans with reduced coverage, and a minor portion of our volume has been on loans with charter coverage. We charge higher premium rates for higher coverages. To the extent lenders selling loans to Fannie Mae choose charter coverage for loans that we insure, our revenues would be reduced and we could experience other adverse effects.

Both of the GSEs have policies which provide guidelines on terms under which they can conduct business with mortgage insurers with financial strength ratings below Aa3/AA-. For information about how these policies could affect us, see the risk factor titled "MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements."

Downturns in the domestic economy or declines in the value of borrowers' homes from their value at the time their loans closed may result in more homeowners defaulting and our losses increasing.

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. In general, favorable economic conditions reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions, including unemployment, generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can influence the willingness of borrowers with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home. Housing values may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers' perceptions of the potential for future appreciation, restrictions on mortgage credit due to more stringent underwriting standards, liquidity issues affecting lenders or other factors. The residential mortgage market in the United States has for some time experienced a variety of worsening economic conditions, including a material decline in housing values that has been nationwide, with declines continuing in a number of areas. The recession that began in December 2007 may result in further deterioration in home values and employment. In addition, even were this recession to end formally, home values may continue to deteriorate and unemployment levels may continue to increase or remain elevated.

The mix of business we write also affects the likelihood of losses occurring.

Even when housing values are stable or rising, certain types of mortgages have higher probabilities of claims. These segments include loans with loan-to-value ratios over 95% (including loans with 100% loan-to-value ratios or in certain markets that have experienced declining housing values, over 90%), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or total debt-to-income ratios of 38% or higher, as well as loans having combinations of higher risk factors. As of December 31, 2009, approximately 60% of our primary risk in force consisted of loans with loan-to-value ratios equal to or greater than 95%, 8.6% had FICO credit scores below 620, and 10.8% had limited underwriting, including limited borrower documentation. A material portion of these loans were written in 2005 — 2007 and through the first quarter of 2008. (In accordance with industry practice, loans approved by GSEs and other automated underwriting systems under "doc waiver" programs that do not require verification of borrower income are classified by us as "full documentation." For additional information about such loans, see footnote (4) to the table titled "Default Statistics for the MGIC Book" in Item 1 of our Annual Report on Form 10-K.

Beginning in the fourth quarter of 2007 we made a series of changes to our underwriting guidelines in an effort to improve the risk profile of our new business. Requirements imposed by new guidelines, however, only affect business written under commitments to insure loans that are issued after those guidelines become effective. Business for which commitments are issued after new guidelines are announced and before they become effective is insured by us in accordance with the guidelines in effect at time of the commitment even if that business would not meet the new guidelines. For commitments we issue for loans that close and are insured by us, a period longer than a calendar quarter can elapse between the time we issue a commitment to insure a loan and the time we receive the payment of the first premium and report the loan in our risk in force, although this period is generally shorter.

The changes to our underwriting guidelines since the fourth quarter of 2007 include the creation of two tiers of "restricted markets." Our underwriting criteria for restricted markets do not allow insurance to be written on certain loans that could be insured if the property were located in an unrestricted market. Beginning in September 2009, we removed several markets from our restricted markets list and moved several other markets from our Tier Two restricted market list (for which our underwriting guidelines are most limiting) to our Tier One restricted market list.

As of December 31, 2009, approximately 3.6% of our primary risk in force written through the flow channel, and 42.2% of our primary risk in force written through the bulk channel, consisted of adjustable rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing ("ARMs"). We classify as fixed rate loans adjustable rate mortgages in which the initial interest rate is fixed during the five years after the mortgage closing. We believe that when the reset interest rate significantly exceeds the interest rate at loan origination, claims on ARMs would be substantially higher than for fixed rate loans. Moreover, even if interest rates remain unchanged, claims on ARMs with a "teaser rate" (an initial interest rate that does not fully reflect the index which determines subsequent rates) may also be substantially higher because of the increase in the mortgage payment that will occur when the fully indexed rate becomes effective. In addition, we have insured "interest-only" loans, which may also be ARMs, and loans with negative amortization features, such as pay option ARMs. We believe claim rates on these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.

Although we attempt to incorporate these higher expected claim rates into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will prove adequate to compensate for actual losses even under our current underwriting guidelines. We do, however, believe that given the various changes in our underwriting guidelines that were effective beginning in the first quarter of 2008, our insurance written beginning in the second quarter of 2008 will generate underwriting profits.

Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses, losses may have a disproportionate adverse effect on our earnings in certain periods.

In accordance with GAAP for the mortgage insurance industry, we establish loss reserves only for loans in default. Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default that have not yet been reported to us by the servicers (this is what is referred to as "IBNR" in the mortgage insurance industry). We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses may have a material impact on future results as losses emerge.

Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves.

We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss on delinquent loans. The estimated claim rates and claim amounts represent what we believe best reflect the estimate of what will actually be paid on the loans in default as of the reserve date and incorporates anticipated mitigation from rescissions.

The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. Current conditions in the housing and mortgage industries make the assumptions that we use to establish loss reserves more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, a drop in housing values that could materially reduce our ability to mitigate potential loss through property acquisition and resale or expose us to greater loss on resale of properties obtained through the claim settlement process and mitigation from rescissions being materially less than assumed. Changes to our estimates could result in material impact to our results of operations, even in a stable economic environment, and there can be no assurance that actual claims paid by us will not be substantially different than our loss reserves.

The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.

We set premiums at the time a policy is issued based on our expectations regarding likely performance over the long-term. Our premiums are subject to approval by state regulatory agencies, which can delay or limit our ability to increase our premiums. Generally, we cannot cancel the mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial condition.

In January 2008, we announced that we had decided to stop writing the portion of our bulk business that insures loans which are included in Wall Street securitizations because the performance of loans included in such securitizations deteriorated materially in the fourth quarter of 2007 and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. As of December 31, 2007 we established a premium deficiency reserve of approximately $1.2 billion. As of December 31, 2009, the premium deficiency reserve was $193 million. At each date, the premium deficiency reserve is the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on these bulk transactions.

The mortgage insurance industry is experiencing material losses, especially on the 2006 and 2007 books. The ultimate amount of these losses will depend in part on general economic conditions, including unemployment, and the direction of home prices, which in turn will be influenced by general economic conditions and other factors. Because we cannot predict future home prices or general economic conditions with confidence, there is significant uncertainty surrounding what our ultimate losses will be on our 2006 and 2007 books. Our current expectation, however, is that these books will continue to generate material incurred and paid losses for a number of years. There can be no assurance that additional premium deficiency reserves on Wall Street Bulk or on other portions of our insurance portfolio will not be required.

We may not be able to repay the amounts that we owe under our Senior Notes due in September 2011.

As of December 31, 2009, we had a total of approximately $84 million in short-term investments available at our holding company. These investments are virtually all of our holding company's liquid assets. As of January 18, 2010, our holding company had approximately $78.4 million of Senior Notes due in September 2011 (during 2009, our holding company purchased $121.6 million principal amount of these Notes) and $300 million of Senior Notes due in November 2015 outstanding. On an annual basis as of December 31, 2009, our holding company's current use of funds for interest payments on its Senior Notes approximates $21 million.

While under the Fannie Mae Agreement and the Freddie Mac Notification (see the risk factor titled "While our plan to write new insurance in MGIC Indemnity Corporation ("MIC") has received Wisconsin OCI and GSE approval, we cannot guarantee that its implementation will allow us to continue to write new insurance on an uninterrupted basis throughout the United States in the future") MGIC may not pay dividends to our holding company without the GSEs' consent, the GSEs have consented to dividends of not more than

$100 million in the aggregate to purchase existing debt obligations of our holding company or to pay such obligations at maturity. Any dividends from MGIC to our holding company would require the approval of the OCI, and may require other approvals.

Covenants in the Senior Notes include the requirement that there be no liens on the stock of the designated subsidiaries unless the Senior Notes are equally and ratably secured; that there be no disposition of the stock of designated subsidiaries unless all of the stock is disposed of for consideration equal to the fair market value of the stock; and that we and the designated subsidiaries preserve our corporate existence, rights and franchises unless we or such subsidiary determines that such preservation is no longer necessary in the conduct of its business and that the loss thereof is not disadvantageous to the Senior Notes. A designated subsidiary is any of our consolidated subsidiaries which has shareholders' equity of at least 15% of our consolidated shareholders' equity.

See Notes 6 and 7 to our consolidated financial statements included below for more information regarding our holding company's assets and liabilities as of that date, including information about its junior convertible debentures and its election to defer payment of interest on them.

MGIC may not continue to meet the GSEs' mortgage insurer eligibility requirements.

The majority of our insurance written is for loans sold to Fannie Mae and Freddie Mac, each of which has mortgage insurer eligibility requirements. As a result of MGIC's financial strength rating being below Aa3/AA-, it is operating with each GSE as an eligible insurer under a remediation plan. We believe that the GSEs view remediation plans as a continuing process of interaction between a mortgage insurer and the GSE that continues until the mortgage insurer under the remediation plan once again has a rating of at least Aa3/AA-. There can be no assurance that MGIC will be able to continue to operate as an eligible mortgage insurer under a remediation plan. If MGIC ceases being eligible to insure loans purchased by one or both of the GSEs, it would significantly reduce the volume of our new business writings.

Loan modification and other similar programs may not provide material benefits to us and may increase our losses.

Beginning in the fourth quarter of 2008, the federal government, including through the FDIC and the GSEs, and several lenders have adopted programs to modify loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. For the quarter ending December 31, 2009, we were notified of modifications involving loans with risk in force of approximately $263 million.

One such program is the Home Affordable Modification Program ("HAMP"), which was announced by the US Treasury in early 2009. Some of HAMP's eligibility criteria require current information about borrowers, such as his or her current income and non-mortgage debt payments. Because the GSEs and servicers do not share such information with us, we cannot determine with certainty the number of loans in our delinquent inventory that are eligible to participate in HAMP. We believe that it could take several months from the time a borrower has made all of the payments during HAMP's three month "trial modification" period for the loan to be reported to us as a cured delinquency. We are aware of approximately 29,700 loans in our delinquent inventory at December 31, 2009 for which the HAMP trial period has begun and approximately 2,400 delinquent loans have cured their delinquency after entering HAMP. We rely on information provided to us by the GSEs and servicers. We do not receive all of the information from such sources that is required to determine with certainty the number of loans that are participating in, or have successfully completed, HAMP.

Under HAMP, a net present value test (the "NPV Test") is used to determine if loan modifications will be offered. For loans owned or guaranteed by the GSEs, servicers may, depending on the results of the NPV Test and other factors, be required to offer loan modifications, as defined by HAMP, to borrowers. As of December 1, 2009, the GSEs changed how the NPV Test is used. These changes made it more difficult for some loans to be modified under HAMP. While we lack sufficient data to determine the impact of these changes, we believe that they may materially decrease the number of our loans that will participate in HAMP.

In January 2010 the United States Treasury department has further modified the HAMP eligibility requirements. Effective June 1, 2010 a servicer may evaluate and initiate a HAMP trial modification for a borrower only after the servicer receives certain documents that allow the servicer to verify the borrower's income and the cause of the borrower's financial hardship. Previously, these documents were not required to be submitted until after the successful completion of HAMP's trial modification period. We believe that this will decrease the number of new HAMP trial modifications.

Even if a loan is modified, the effect on us of loan modifications depends on how many modified loans subsequently re-default, which in turn can be affected by changes in housing values. Re-defaults can result in losses for us that could be greater than we would have paid had the loan not been modified. At this point, we cannot predict with a high degree of confidence what the ultimate re-default rate will be, and therefore we cannot ascertain with confidence whether these programs will provide material benefits to us. In addition, because we do not have information in our database for all of the parameters used to determine which loans are eligible for modification programs, our estimates of the number of loans qualifying for modification programs are inherently uncertain. If legislation is enacted to permit a mortgage balance to be reduced in bankruptcy, we would still be responsible to pay the original balance if the borrower re-defaulted on that mortgage after its balance had been reduced. Various government entities and private parties have enacted foreclosure moratoriums. A moratorium does not affect the accrual of interest and other expenses on a loan. Unless a loan is modified during a moratorium to cure the default, at the expiration of the moratorium additional interest and expenses would be due which could result in our losses on loans subject to the moratorium being higher than if there had been no moratorium.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. The factors affecting the length of time our insurance remains in force include:

- the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and
- mortgage insurance cancellation policies of mortgage investors along with the current value of the homes underlying the mortgages in the insurance in force.

During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. Since 2000, our year-end persistency ranged from a high of 84.7% at December 31, 2009 to a low of 47.1% at December 31, 2003.

The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

These alternatives to private mortgage insurance include:

- lenders using government mortgage insurance programs, including those of the Federal Housing Administration, or FHA, and the Veterans Administration,
- lenders and other investors holding mortgages in portfolio and self-insuring,
- investors using credit enhancements other than private mortgage insurance, using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement, and
- lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.

The FHA, which until 2008 was not viewed by us as a significant competitor, substantially increased its market share beginning in 2008. We believe that the FHA's market share increased, in part, because mortgage insurers have tightened their underwriting guidelines (which has led to increased utilization of the FHA's programs) and because of increases in the amount of loan level delivery fees that the GSEs assess on loans (which result in higher costs to borrowers). Recent federal legislation and programs have also provided the FHA with greater flexibility in establishing new products and have increased the FHA's competitive position against private mortgage insurers.

Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.

In recent years, the level of competition within the private mortgage insurance industry has been intense as many large mortgage lenders reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. Our private mortgage insurance competitors include:

- PMI Mortgage Insurance Company,
- Genworth Mortgage Insurance Corporation,
- United Guaranty Residential Insurance Company,
- Radian Guaranty Inc.,
- Republic Mortgage Insurance Company, whose parent, based on information filed with the SEC through January 14, 2010, is our largest shareholder, and
- CMG Mortgage Insurance Company.

Our relationships with our customers could be adversely affected by a variety of factors, including continued tightening of and adherence to our underwriting guidelines, which have resulted in our declining to insure some of the loans originated by our customers, rescission of loans that affect the customer and our decision to discontinue ceding new business under excess of loss captive reinsurance programs. In the fourth quarter of 2009, Countrywide commenced litigation against us as a result of its dissatisfaction with our rescissions practices shortly after Countrywide ceased doing business with us. See the risk factor titled "We are subject to the risk of private litigation and regulatory proceedings" included below as well as Item 3 of our Annual Report on Form 10-K, "Legal Proceedings," for more information about this litigation and the arbitration case we filed against Countrywide regarding rescissions. Countrywide and its Bank of America affiliates accounted for 12.0% of our flow new insurance written in 2008 and 8.3% of our new insurance written in the first three quarters of 2009. The FHA, which in recent years was not viewed by us as a significant competitor, substantially increased its market share beginning in 2008.

Until recently, the mortgage insurance industry had not had new entrants in many years. Recently, Essent Guaranty, Inc. announced that it would begin writing new mortgage insurance. Essent has publicly reported that one of its investors is JPMorgan Chase which is one of our customers. The perceived increase in credit quality of loans that are being insured today combined with the deterioration of the financial strength ratings of the existing mortgage insurance companies could encourage new entrants. We understand that one potential new entrant has advertised for employees.

We believe some lenders assess a mortgage insurer's financial strength rating as an important element of the process through which they select mortgage insurers. As a result of MGIC's less than investment grade financial strength rating, MGIC may be competitively disadvantaged with these lenders.

Your ownership in our company may be diluted by additional capital that we raise or if the holders of our convertible debentures convert their debentures into shares of our common stock.

We have filed, and the SEC has declared effective, a shelf registration statement that would allow us to sell up to $850 million of common stock, preferred stock, debt and other types of securities. While we have no current plans to sell any securities under this registration statement, any capital that we do raise through the sale of common stock or equity or equity-linked securities senior to our common stock or convertible into our common stock will dilute your ownership percentage in our company and may decrease the market price of our common shares. Furthermore, the securities may have rights, preferences and privileges that are senior or otherwise superior to those of our common shares.

We have approximately $390 million principal amount of 9% Convertible Junior Subordinated Debentures outstanding. The principal amount of the debentures is currently convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.0741 common shares per $1,000 principal amount of debentures. This represents an initial conversion price of approximately $13.50 per share. We have elected to defer the payment of a total of approximately $35 million of interest on these debentures. We may also defer additional interest in the future. If a holder elects to convert its debentures, the interest that has been deferred on the debentures being converted is also converted into shares of our common stock. The conversion rate for such deferred interest is based on the average price that our shares traded at during a 5-day period immediately prior to the election to convert the associated debentures.

Our common stock could be delisted from the NYSE.

The listing of our common stock on the New York Stock Exchange, or NYSE, is subject to compliance with NYSE's continued listing standards, including that the average closing price of our common stock during any 30 trading day period equal or exceed $1.00 and that our average market capitalization for any such period equal or exceed $15 million. The NYSE can also, in its discretion, discontinue listing a company's common stock if the company discontinues a substantial portion of its operations. If we do not satisfy any of NYSE's continued listing standards or if we cease writing new insurance, our common stock could be delisted from the NYSE unless we cure the deficiency during the time provided by the NYSE. If the NYSE were to delist our common stock, it likely would result in a significant decline in the trading price, trading volume and liquidity of our common stock. We also expect that the suspension and delisting of our common stock would lead to decreases in analyst coverage and market-making activity relating to our common stock, as well as reduced information about trading prices and volume. As a result, it could become significantly more difficult for our shareholders to sell their shares of our common stock at prices comparable to those in effect prior to delisting or at all.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.

The factors that affect the volume of low-down-payment mortgage originations include:

- restrictions on mortgage credit due to more stringent underwriting standards and liquidity issues affecting lenders,
- the level of home mortgage interest rates,
- the health of the domestic economy as well as conditions in regional and local economies,
- housing affordability,
- population trends, including the rate of household formation,
- the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and
- government housing policy encouraging loans to first-time homebuyers.

A decline in the volume of low down payment home mortgage originations could decrease demand for mortgage insurance, decrease our new insurance written and reduce our revenues.

We are subject to the risk of private litigation and regulatory proceedings.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. Seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC's settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. Since December 2006, class action litigation was separately brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. While we are not a defendant in any of these cases, there can be no assurance that we will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on us.

We are subject to comprehensive, detailed regulation by state insurance departments. These regulations are principally designed for the protection of our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business. Given the recent significant losses incurred by many insurers in the mortgage and financial guaranty industries, our insurance subsidiaries have been subject to heightened scrutiny by insurance regulators. State insurance regulatory authorities could take actions, including changes in capital requirements or termination of waivers of capital requirements, that could have a material adverse effect on us.

In June 2005, in response to a letter from the New York Insurance Department, we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the New York Insurance Department requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years' experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the New York Insurance Department that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce, which regulates insurance, we provided the Department with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the Minnesota Department of Commerce, and beginning in March 2008 that Department has sought additional information as well as answers to questions regarding captive mortgage reinsurance on several occasions. In June 2008, we received a subpoena from the Department of Housing and Urban Development, commonly referred to as HUD, seeking information about captive mortgage reinsurance similar to that requested by the Minnesota Department of Commerce, but not limited in scope to the state of Minnesota. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The anti-referral fee provisions of RESPA provide that HUD as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

In October 2007, the Division of Enforcement of the Securities and Exchange Commission requested that we voluntarily furnish documents and information primarily relating to C-BASS, the now-terminated merger with Radian and the subprime mortgage assets "in the Company's various lines of business." We have provided responsive documents and/or other information to the Securities and Exchange Commission and understand this matter is ongoing.

Five previously-filed purported class action complaints filed against us and several of our executive officers were consolidated in March 2009 in the United States District Court for the Eastern District of Wisconsin and Fulton County Employees' Retirement System was appointed as the lead plaintiff. The lead plaintiff filed a Consolidated Class Action Complaint (the "Complaint") on June 22, 2009. Due in part to its length and structure, it is difficult to summarize briefly the allegations in the Complaint but it appears the allegations are that we and our officers named in the Complaint violated the federal securities laws by misrepresenting or failing to disclose material information about (i) loss development in our insurance in force, and (ii) C-BASS, including its liquidity. The Complaint also names two officers of C-BASS with respect to the Complaint's allegations regarding C-BASS. The purported class period covered by the Complaint begins on October 12, 2006 and ends on February 12, 2008. The Complaint seeks damages based on purchases of our stock during this time period at prices that were allegedly inflated as a result of the purported misstatements and omissions. With limited exceptions, our bylaws provide that our officers are entitled to indemnification from us for claims against them of the type alleged in the Complaint. Our motion to dismiss the Complaint was granted on February 18, 2010. Under the Court's order, the plaintiff may, on or before March 18, 2010, move for leave to file an amended complaint. We are unable to predict the outcome of these consolidated cases or estimate our associated expenses or possible losses. Other lawsuits alleging violations of the securities laws could be brought against us.

Several law firms have issued press releases to the effect that they are investigating us, including whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan's investment in or holding of our common stock or whether we breached other legal or fiduciary obligations to our shareholders. With limited exceptions, our bylaws provide that our officers and 401(k) plan fiduciaries are entitled to indemnification from us for claims against them. We intend to defend vigorously any proceedings that may result from these investigations.

As we previously disclosed, for some time we have had discussions with lenders regarding their objections to rescissions that in the aggregate are material. On December 17, 2009 Countrywide filed a complaint for declaratory relief in the Superior Court of the State of California in San Francisco against MGIC. This complaint alleges that MGIC has denied, and continues to deny, valid mortgage insurance claims submitted by Countrywide and says it seeks declaratory relief regarding the proper interpretation of the flow insurance policies at issue. On January 19, 2010, we removed this case to the United States District Court for the Northern District of California. For additional information about this case, see Item 3 of our Annual Report on Form 10-K. We intend to defend MGIC against the allegations in Countrywide's complaint, and pursue the arbitration, vigorously. However, we are unable to predict the outcome of these proceedings or their effect on us. During 2008 and 2009, rescissions of Countrywide-related flow loans mitigated our paid losses by approximately $100 million. In addition, we have a substantial pipeline of claims investigations (including investigations involving loans related to Countrywide) that we expect will eventually result in future rescissions. For additional information about rescissions, see the risk factor titled "We may not continue to realize benefits from rescissions at the levels we have recently experienced and we may not prevail in proceedings challenging whether our rescissions were proper."

The Internal Revenue Service has proposed significant adjustments to our taxable income for 2000 through 2007.

The Internal Revenue Service ("IRS") has completed separate examinations of our federal income tax returns for the years 2000 through 2004 and 2005 through 2007 and has issued assessments for unpaid taxes, interest and penalties. The primary adjustment in both examinations relates to our treatment of the flow through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits ("REMICS"). This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The IRS has indicated that it does not believe that, for various reasons, we have established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We disagree with this conclusion and believe that the flow through income and loss from these investments was properly reported on our federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and have appealed these adjustments.

The appeals process is ongoing and may last for an extended period of time, although it is reasonably possible that a final resolution may be reached during 2010. The assessment for unpaid taxes related to the REMIC issue for these years is $197.1 million in taxes and accuracy-related penalties, plus applicable interest. Other adjustments during taxable years 2000 through 2007 are not material, and have been agreed to with the IRS. On July 2, 2007, we made a payment on account of $65.2 million with the United States Department of the Treasury to eliminate the further accrual of interest. We believe, after discussions with outside counsel about the issues raised in the examinations and the procedures for resolution of the disputed adjustments, that an adequate provision for income taxes has been made for potential liabilities that may result from these assessments. If the outcome of this matter differs materially from our estimates, it could have a material impact on our effective tax rate, results of operations and cash flows.

We could be adversely affected if personal information on consumers that we maintain is improperly disclosed.

As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation and expose us to material claims for damages.

The implementation of the Basel II capital accord, or other changes to our customers' capital requirements, may discourage the use of mortgage insurance.

In 1988, the Basel Committee on Banking Supervision developed the Basel Capital Accord (Basel I), which set out international benchmarks for assessing banks' capital adequacy requirements. In June 2005, the Basel Committee issued an update to Basel I (as revised in November 2005, Basel II). Basel II was implemented by many banks in the United States and many other countries in 2009 and may be implemented by the remaining banks in the United States and many other countries in 2010. Basel II affects the capital treatment provided to mortgage insurance by domestic and international banks in both their origination and securitization activities.

The Basel II provisions related to residential mortgages and mortgage insurance, or other changes to our customers' capital requirements, may provide incentives to certain of our bank customers not to insure mortgages having a lower risk of claim and to insure mortgages having a higher risk of claim. The Basel II provisions may also alter the competitive positions and financial performance of mortgage insurers in other ways.

We may not be able to recover the capital we invested in our Australian operations for many years and may not recover all of such capital.

We have committed significant resources to begin international operations, primarily in Australia, where we started to write business in June 2007. In view of our need to dedicate capital to our domestic mortgage insurance operations, we have reduced our Australian headcount and are no longer writing new business in Australia. In addition to the general economic and insurance business-related factors discussed above, we are subject to a number of other risks from having deployed capital in Australia, including foreign currency exchange rate fluctuations and interest-rate volatility particular to Australia.

We are susceptible to disruptions in the servicing of mortgage loans that we insure.

We depend on reliable, consistent third-party servicing of the loans that we insure. A recent trend in the mortgage lending and mortgage loan servicing industry has been towards consolidation of loan servicers. This reduction in the number of servicers could lead to disruptions in the servicing of mortgage loans covered by our insurance policies. In addition, current housing market trends have led to significant increases in the number of delinquent mortgage loans requiring servicing. These increases have strained the resources of servicers, reducing their ability to undertake mitigation efforts that could help limit our losses. Future housing market conditions could lead to additional such increases. Managing a substantially higher volume of non-performing loans could lead to disruptions in the servicing of mortgage

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our internal control over financial reporting using the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

PricewaterhouseCoopers LLP, an independent registered public accounting firm has audited the consolidated financial statements and effectiveness of internal control over financial reporting as of December 31, 2009 as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
MGIC Investment Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and its subsidiaries (the "Company") at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company retrospectively adjusted its December 31, 2008 consolidated financial statements to reflect the adoption of a new accounting standard effective January 1, 2009 regarding the accounting for convertible debt instruments that may be settled for cash upon conversion (including partial cash settlement).

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP



Milwaukee, Wisconsin
March 1, 2010

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2009, 2008 and 2007
(Audited)

Consolidated Statements of Operations

	2009	As Adjusted (Note 2) 2008	2007
	(In thousands of dollars, except per share data)		
Revenues:			
Premiums written:			
Direct	$ 1,346,191	$1,661,544	$ 1,513,395
Assumed	3,947	12,221	3,288
Ceded (note 9)	(107,111)	(207,718)	(170,889)
Net premiums written	1,243,027	1,466,047	1,345,794
Decrease (increase) in unearned premiums	59,314	(72,867)	(83,404)
Net premiums earned (note 9)	1,302,341	1,393,180	1,262,390
Investment income, net of expenses (note 4)	304,678	308,517	259,828
Realized investment gains, net (note 4)	92,874	52,889	142,195
Total other-than-temporary impairment losses	(42,704)	(65,375)	—
Portion of losses recognized in other comprehensive income (loss), before taxes (note 2)	1,764	—	—
Net impairment losses recognized in earnings	(40,940)	(65,375)	—
Other revenue	49,573	32,315	28,793
Total revenues	1,708,526	1,721,526	1,693,206
Losses and expenses:			
Losses incurred, net (notes 8 and 9)	3,379,444	3,071,501	2,365,423
Change in premium deficiency reserves (note 8)	(261,150)	(756,505)	1,210,841
Underwriting and other expenses	239,612	271,314	309,610
Reinsurance fee (note 9)	26,407	1,781	—
Interest expense (notes 6 and 7)	89,266	81,074	41,986
Total losses and expenses	3,473,579	2,669,165	3,927,860
Loss before tax and joint ventures	(1,765,053)	(947,639)	(2,234,654)
Benefit from income taxes (note 12)	(442,776)	(397,798)	(833,977)
Income (loss) from joint ventures, net of tax (note 10)	—	24,486	(269,341)
Net loss	$(1,322,277)	$ (525,355)	$(1,670,018)
Loss per share (note 13):			
Basic	$ (10.65)	$ (4.61)	$ (20.54)
Diluted	$ (10.65)	$ (4.61)	$ (20.54)
Weighted average common shares outstanding — basic (shares in thousands, note 2)	124,209	113,962	81,294
Weighted average common shares outstanding — diluted (shares in thousands, note 2)	124,209	113,962	81,294
Dividends per share	$ —	$ 0.075	$ 0.775

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
December 31, 2009 and 2008
(Audited)

Consolidated Balance Sheets

	2009	As adjusted (Note 2) 2008
	(In thousands of dollars)	
ASSETS		
Investment portfolio (note 4):		
Securities, available-for-sale, at fair value:		
Fixed maturities (amortized cost, 2009-$7,091,840; 2008-$7,120,690)	$7,251,574	$7,042,903
Equity securities (cost, 2009-$2,892; 2008-$2,778)	2,891	2,633
Total investment portfolio	7,254,465	7,045,536
Cash and cash equivalents	1,185,739	1,097,334
Accrued investment income	79,828	90,856
Reinsurance recoverable on loss reserves (note 9)	332,227	232,988
Prepaid reinsurance premiums (note 9)	3,554	4,416
Premiums receivable	90,139	97,601
Home office and equipment, net	29,556	32,255
Deferred insurance policy acquisition costs	9,022	11,504
Income taxes recoverable (note 12)	275,187	370,473
Other assets	144,702	163,771
Total assets	$9,404,419	$9,146,734
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Loss reserves (notes 8 and 9)	$6,704,990	$4,775,552
Premium deficiency reserves (note 8)	193,186	454,336
Unearned premiums (note 9)	280,738	336,098
Short- and long-term debt (note 6)	377,098	698,446
Convertible debentures (note 7)	291,785	272,465
Other liabilities	254,041	175,604
Total liabilities	8,101,838	6,712,501
Contingencies (note 15)		
Shareholders' equity (note 13):		
Common stock, $1 par value, shares authorized 460,000,000; shares issued 2009 — 130,163,060; 2008 — 130,118,744; outstanding 2009 - 125,101,057; 2008 — 125,068,350	130,163	130,119
Paid-in capital	443,294	440,542
Treasury stock (shares at cost 2009 — 5,062,003; 2008 — 5,050,394)	(269,738)	(276,873)
Accumulated other comprehensive income (loss), net of tax (note 2)	74,155	(106,789)
Retained earnings	924,707	2,247,234
Total shareholders' equity	1,302,581	2,434,233
Total liabilities and shareholders' equity	$9,404,419	$9,146,734

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2007, 2008 and 2009
(Audited)

Consolidated Statements of Shareholders' Equity

	Common Stock	Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss) (Note 2)	Retained Earnings	Comprehensive Loss
				(In thousands of dollars)		
Balance, December 31, 2006	$123,029	$310,394	$(2,201,966)	$ 65,789	$ 5,998,631	
Net loss	—	—	—	—	(1,670,018)	$(1,670,018)
Change in unrealized investment gains and losses, net	—	—	—	(17,767)	—	(17,767)
Dividends declared	—	—	—	—	(63,819)	
Common stock shares issued	38	2,205	—	—	—	
Repurchase of outstanding common shares	—	—	(75,659)	—	—	
Reissuance of treasury stock	—	(14,187)	11,261	—	—	
Equity compensation	—	18,237	—	—	—	
Defined benefit plan adjustments, net	—	—	—	14,561	—	14,561
Change in the liability for unrecognized tax benefits	—	—	—	—	85,522	
Unrealized foreign currency translation adjustment				8,456		8,456
Other	—	—	—	(364)	—	(364)
Comprehensive loss	—	—	—	—	—	$(1,665,132)
Balance, December 31, 2007	$123,067	$316,649	$(2,266,364)	$ 70,675	$ 4,350,316	
Net loss					(518,914)	(518,914)
Change in unrealized investment gains and losses, net	—	—	—	(116,939)	—	(116,939)
Dividends declared (note 13)	—	—	—	—	(8,159)	
Common stock shares issued (note 13)	7,052	68,706	—	—	—	
Reissuance of treasury stock	—	(41,686)	1,989,491	—	(1,569,567)	
Equity compensation	—	20,562	—	—	—	
Defined benefit plan adjustments, net	—	—	—	(44,649)	—	(44,649)
Unrealized foreign currency translation adjustment	—	—	—	(16,354)	—	(16,354)
Other	—	2,836	—	478	—	478
Comprehensive loss	—	—	—	—	—	$ (696,378)
Balance, December 31, 2008 (as originally reported)	$130,119	$367,067	$ (276,873)	$(106,789)	$ 2,253,676	
Cumulative effect of accounting change (convertible debt)	—	73,475	—	—	(6,442)	
Balance, December 31, 2008 (as adjusted)	$130,119	$440,542	$ (276,873)	$(106,789)	$ 2,247,234	
Net loss					(1,322,277)	(1,322,277)
Change in unrealized investment gains and losses, net (note 4)	—	—	—	154,358	—	154,358
Noncredit component of impairment losses, net (note 4)	—	—	—	(1,764)	—	(1,764)
Common stock shares issued upon debt conversion (note 7)	44	263	—	—	—	
Reissuance of treasury stock(13)	—	(11,613)	7,135	—	(545)	
Equity compensation (note 13)	—	14,102	—	—	—	
Defined benefit plan adjustments, net (note 11)	—	—	—	10,704	—	10,704
Unrealized foreign currency translation adjustment	—	—	—	17,646	—	17,646
Other	—	—	—	—	295	—
Comprehensive loss	—	—	—	—	—	$(1,141,333)
Balance, December 31, 2009	$130,163	$443,294	$ (269,738)	$ 74,155	$ 924,707	

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2009, 2008 and 2007
(Audited)

Consolidated Statements of Cash Flows

	2009	2008	2007
	(In thousands of dollars)		
Cash flows from operating activities:			
Net loss	$(1,322,277)	$ (525,355)	$(1,670,018)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Amortization of deferred insurance policy acquisition costs	8,204	10,024	12,922
Capitalized deferred insurance policy acquisition costs	(5,722)	(10,360)	(11,321)
Depreciation and other amortization	60,349	33,688	24,695
Decrease (increase) in accrued investment income	11,028	(18,027)	(8,183)
Increase in reinsurance recoverable on loss reserves	(99,239)	(197,744)	(21,827)
Decrease in prepaid reinsurance premiums	862	4,299	905
Decrease (increase) in premium receivable	7,462	9,732	(19,262)
Decrease (increase) in real estate acquired	29,028	112,340	(25,992)
Increase in loss reserves	1,929,438	2,133,073	1,516,764
(Decrease) increase in premium deficiency reserve	(261,150)	(756,505)	1,210,841
(Decrease) increase in unearned premiums	(55,360)	63,865	82,572
Deferred tax provision (benefit)	176,279	411,683	(515,291)
(Increase) decrease in income taxes recoverable (current)	(179,006)	140,460	(302,099)
Equity (earnings) losses from joint ventures	—	(33,794)	424,346
Distributions from joint ventures	—	22,195	51,512
Realized investment gains, excluding other-than-temporary impairments	(92,874)	(52,889)	(142,195)
Net investment impairment losses	40,940	65,375	—
Other	81,992	(47,152)	23,602
Net cash provided by operating activities	329,954	1,364,908	631,971
Cash flows from investing activities:			
Purchase of equity securities	(1,387)	(89)	(95)
Purchase of fixed maturities	(4,147,412)	(3,592,600)	(2,721,294)
Additional investment in joint ventures	—	(546)	(3,903)
Proceeds from sale of investment in joint ventures	—	150,316	240,800
Proceeds from sale of equity securities	1,273	—	—
Note receivable from joint ventures	—	—	(50,000)
Proceeds from sale of fixed maturities	3,663,239	1,724,780	1,690,557
Proceeds from maturity of fixed maturities	554,980	413,328	331,427
Net (decrease) increase in payable for securities	(17,890)	19,547	(1,262)
Net cash provided by (used in) investing activities	52,803	(1,285,264)	(513,770)
Cash flows from financing activities:			
Dividends paid to shareholders	—	(8,159)	(63,819)
(Repayment of) proceeds from note payable	(200,000)	(100,000)	300,000
Repayment of long-term debt	(94,352)	—	(200,000)
Repayment of short-term debt	—	—	(87,110)
Net proceeds from convertible debentures	—	377,199	—
Proceeds from reissuance of treasury stock	—	383,959	1,484
Payments for repurchase of common stock	—	—	(75,659)
Common stock shares issued	—	75,758	2,098
Net cash (used in) provided by financing activities	(294,352)	728,757	(123,006)
Net increase (decrease) in cash and cash equivalents	88,405	808,401	(4,805)
Cash and cash equivalents at beginning of year	1,097,334	288,933	293,738
Cash and cash equivalents at end of year	$ 1,185,739	$ 1,097,334	$ 288,933

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of business

MGIC Investment Corporation is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC") and several other subsidiaries, is principally engaged in the mortgage insurance business. We provide mortgage insurance to lenders throughout the United States and to government sponsored entities ("GSEs") to protect against loss from defaults on low down payment residential mortgage loans. In 2007, we began providing mortgage insurance to lenders in Australia. In view of our need to dedicate capital to our domestic mortgage insurance operations, we have reduced our Australian headcount and are no longer writing new business in Australia. Our Australian operations are included in our consolidated financial statements; however they are not material to our consolidated results. Through certain other non-insurance subsidiaries, we also provide various services for the mortgage finance industry, such as contract underwriting and portfolio analysis and retention. Our principal product is primary mortgage insurance. Primary mortgage insurance may be written through the flow market channel, in which loans are insured in individual, loan-by-loan transactions. Primary mortgage insurance may also be written through the bulk market channel, in which portfolios of loans are individually insured in single, bulk transactions. Prior to 2008, we wrote significant volume through the bulk channel, substantially all of which was Wall Street bulk business, which we discontinued writing in 2007. We did not write any business through the bulk channel during 2009. Prior to 2009, we also wrote pool mortgage insurance. We wrote an insignificant amount of pool business during 2009.

At December 31, 2009, our direct domestic primary insurance in force (representing the principal balance in our records of all mortgage loans that we insure) and direct domestic primary risk in force (representing the insurance in force multiplied by the insurance coverage percentage) was approximately $212.2 billion and $54.3 billion, respectively. Our direct pool risk in force at December 31, 2009 was approximately $1.7 billion. Our risk in force in Australia at December 31, 2009 was approximately $1.1 billion which represents the risk associated with 100% coverage on the insurance in force. However the mortgage insurance we provided in Australia only covers the unpaid loan balance after the sale of the underlying property.

Capital

At December 31, 2009, MGIC's policyholders position exceeded the required regulatory minimum by approximately $213 million, and we exceeded the required minimum by approximately $300 million on a combined statutory basis. (The combined figures give effect to reinsurance with subsidiaries of our holding company.) At December 31, 2009 MGIC's risk-to-capital was 19.4:1 and was 22.1:1 on a combined statutory basis.

For some time, we have been working to implement a plan to write new mortgage insurance in MGIC Indemnity Corporation ("MIC"), a wholly owned subsidiary of MGIC, which is driven by our belief that in the future MGIC will not meet minimum regulatory capital requirements to write new business and may not be able to obtain appropriate waivers of these requirements in all jurisdictions in which they are present. Absent the waiver granted by the Office of the Commissioner of Insurance for the State of Wisconsin ("OCI") referred to below, a failure to meet Wisconsin's minimum capital requirements would have prevented MGIC from writing new business anywhere. Also, absent a waiver in a particular jurisdiction, failure of MGIC to meet minimum capital requirements of that jurisdiction would prevent MGIC from writing business there. In addition to Wisconsin, these minimum capital requirements are present in 16 jurisdictions while the remaining jurisdictions in which MGIC does business do not have specific capital requirements applicable to mortgage insurers. Before MIC can begin writing new business, it must obtain or update licenses in the jurisdictions where it will transact business.

In October 2009, we, MGIC and MIC entered into an agreement with Fannie Mae (the "Fannie Mae Agreement") under which MGIC agreed to contribute $200 million to MIC (which MGIC has done) and Fannie Mae approved MIC as an eligible mortgage insurer through December 31, 2011 subject to the terms of the Fannie Mae Agreement. Under the Fannie Mae Agreement, MIC will be eligible to write mortgage insurance only in those 16 other jurisdictions in which MGIC cannot write new insurance due to MGIC's failure to meet regulatory capital requirements applicable to mortgage insurers and if MGIC fails to obtain relief from those requirements or a specified waiver of them.

On February 11, 2010, Freddie Mac notified (the "Freddie Mac Notification") MGIC that we may utilize MIC to write new business in states in which MGIC does not meet minimum regulatory capital requirements to write new business and does not obtain appropriate waivers of those requirements. This conditional approval to use MIC as a "Limited Insurer" will expire December 31, 2012 and includes terms substantially similar to those in the Fannie Mae Agreement.

In December 2009, the OCI issued an order waiving, until December 31, 2011, the requirement that MGIC maintain a specific level of minimum policyholders position to write new business. The waiver may be modified, terminated or extended by the OCI in its sole discretion. In December 2009, the OCI also approved a transaction under which MIC will be eligible to write new mortgage guaranty insurance policies only in jurisdictions where MGIC does not meet minimum capital requirements similar to those waived by the OCI and does not obtain a waiver of those requirements from that jurisdiction's regulatory authority. MGIC has applied for waivers in all jurisdictions that have the regulatory capital requirements. MGIC has received similar waivers from some of these states. These waivers expire at various times, with the earliest expiration being December 31, 2010. Some jurisdictions have denied the request because a waiver is not authorized under the jurisdictions' statutes or regulations and others may deny the request on other grounds. There can be no assurances that MIC will receive the necessary approvals from any or all of the jurisdictions in which MGIC would be prohibited from continuing to write new business due to MGIC's failure to meet applicable regulatory capital requirements or obtain waivers of those requirements.

Under the Fannie Mae Agreement, MIC has been approved as an eligible mortgage insurer only through December 31, 2011 and Freddie Mac has approved MIC as a "Limited Insurer" only through December 31, 2012. Whether MIC will continue as an eligible mortgage insurer after these dates will be determined by the applicable GSE's mortgage insurer eligibility requirements then in effect. Further, under the Fannie Mae Agreement and the Freddie Mac Notification, MGIC cannot capitalize MIC with more than the $200 million contribution without prior approval from each GSE, which limits the amount of business MIC can write. Depending on the level of losses that MGIC experiences in the future, however, it is possible that regulatory action by one or more jurisdictions, including those that do not have specific regulatory capital requirements applicable to mortgage insurers, may prevent MGIC from continuing to write new insurance in some or all of the jurisdictions in which MIC is not eligible to write business.

A failure to meet the specific minimum regulatory capital requirements to insure new business does not mean that MGIC does not have sufficient resources to pay claims on its insurance. Even in scenarios in which losses materially exceed those that would result in not meeting such requirements, we believe that we have claims paying resources at MGIC that exceed our claim obligations on our insurance in force. Our estimates of our claims paying resources and claim obligations are based on various assumptions. These assumptions include our anticipated rescission activity, future housing values and future unemployment rates. These assumptions are subject to inherent uncertainty and require judgment by management. Current conditions in the domestic economy make the assumptions about housing values and unemployment more volatile than they would otherwise be. Our anticipated rescission activity is also subject to volatility.

Historically, claims submitted to us on policies we rescinded were not a material portion of our claims resolved during a year. However, beginning in 2008 rescissions have materially mitigated our paid and incurred losses. In 2009, rescissions mitigated our paid losses by $1.2 billion, which includes amounts that would have resulted in either a claim payment or been charged to a deductible under a bulk or pool policy, and may have been charged to a captive reinsurer. Our loss reserving methodology incorporates the effects rescission activity is expected to have on the losses we will pay on our delinquent inventory. A variance between ultimate actual rescission rates and these estimates could materially affect our losses. In addition, if the insured disputes our right to rescind coverage, whether the requirements to rescind are met ultimately would be determined by legal proceedings. Objections to rescission may be made several years after we have rescinded an insurance policy. Countrywide and an affiliate ("Countrywide") has filed a lawsuit against MGIC alleging that MGIC has denied, and continues to deny, valid mortgage insurance claims. We have filed an arbitration case against Countrywide regarding rescissions. For more information about this lawsuit and arbitration case, see Note 15. In addition, we continue to have discussions with other lenders regarding their objections to rescissions that in the aggregate are material and are involved in arbitration proceedings with respect to an amount of rescissions that is not material.

Our senior management believes that our capital plans described above will be feasible and that we will be able to continue to write new business through the end of 2010. We can, however, give no assurance in this regard and higher losses, adverse changes in our relationship with the GSEs, or reduced benefit from rescission activity, among other factors, could result in senior management's belief not being realized.

See additional disclosure regarding statutory capital in Note 13 — "Shareholders' equity, dividend restrictions and statutory capital".

Holding company liquidity

At December 31, 2009, we had approximately $84 million in short-term investments at our holding company. These investments are virtually all of our holding company's liquid assets. As of December 31, 2009, our holding company's obligations included $78.4 million of debt which is scheduled to mature in September 2011 and $300 million of Senior Notes due in November 2015, both of which must be serviced pending scheduled maturity. On an annual basis, as of December 31, 2009 our use of funds at the holding company for interest payments on our Senior Notes approximated $21 million. See Note 7 for a discussion of our election to defer payment of interest on our $389.5 million in junior convertible debentures due in 2063.

The senior notes and convertible debentures, discussed in Notes 6 and 7, are obligations of our holding company, and not of its subsidiaries. Payment of dividends from our insurance subsidiaries, which historically has been the principal source of our holding company cash inflow, is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. During the first three quarters of 2008, MGIC paid three quarterly dividends of $15 million each to our holding company, which increased the cash resources of our holding company. MGIC paid no such dividends in 2009. In 2010 and 2011, MGIC cannot pay any dividends to our holding company without approval from the OCI. There can be no assurances that such approvals can be obtained in order to service the debt at our holding company. In addition, under the terms of the Fannie Mae Agreement and the Freddie Mac Notification, MGIC may not pay dividends to our holding company without the GSE's approval, however the GSEs have consented to dividends of not more than $100 million in the aggregate to purchase existing debt obligations of our holding company or to pay such obligations at maturity.

2. Basis of presentation and summary of significant accounting policies

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). In accordance with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of MGIC Investment Corporation and its majority-owned subsidiaries. All intercompany transactions have been eliminated. Historically, our investments in joint ventures and related loss or income from joint ventures principally consisted of our investment and related earnings in two less than majority owned joint ventures, Credit-Based Asset Servicing and Securitization LLC (C-BASS), and Sherman Financial Group LLC (Sherman). In 2007, joint venture losses included an impairment charge equal to our entire equity interest in C-BASS, as well as equity losses incurred by C-BASS in the fourth quarter that reduced the carrying value of our $50 million note from C-BASS to zero. As a result, beginning in 2008, our joint venture income principally consisted of income from Sherman. In August of 2008, we sold our entire interest in Sherman to Sherman. Our equity in the earnings of joint ventures is shown separately, net of tax, on the statement of operations. (See note 10.)

Fair Value Measurements

We adopted fair value accounting guidance that became effective January 1, 2008. This guidance addresses aspects of the expanding application of fair-value accounting. The guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements regarding fair-value measurements and provides companies with an option to report selected financial assets and liabilities at fair value with changes in fair value reported in earnings. The option to account for selected financial assets and liabilities at fair value is made on an instrument-by-instrument basis at the time of acquisition. For the years ended December 31, 2009 and 2008, we did not elect the fair value option for any financial instruments acquired for which the primary basis of accounting is not fair value.

In accordance with fair value guidance, we applied the following fair value hierarchy in order to measure fair value for assets and liabilities:

Level 1 — Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs include certain U.S. Treasury securities and obligations of the U.S. government.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs include certain municipal and corporate bonds.

Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. Financial assets utilizing Level 3 inputs include certain state, corporate, auction rate (backed by student loans) and mortgage-backed securities. Non-financial assets which utilize Level 3 inputs include real estate acquired through claim settlement. Additionally, financial liabilities utilizing Level 3 inputs consisted of derivative financial instruments.

To determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. Quality controls are performed throughout this process which include reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. This model combines all inputs to arrive at a value assigned to each security. In addition, on a quarterly basis, we perform quality controls over values received from the pricing sources which include reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. We have not made any adjustments to the prices obtained from the independent pricing sources.

Assets and liabilities classified as Level 3 are as follows:

- Securities available-for-sale classified in Level 3 are not readily marketable and are valued using internally developed models based on the present value of expected cash flows. Our Level 3 securities primarily consist of auction rate securities as observable inputs or value drivers are unavailable due to events described in Note 4 — "Investments". Due to limited market information, we utilized a discounted cash flow ("DCF") model to derive an estimate of fair value of these assets at December 31, 2009 and 2008. The assumptions used in preparing the DCF model included estimates with respect to the amount and timing of future interest and principal payments, the probability of full repayment of the principal considering the credit quality and guarantees in place, and the rate of return required by investors to own such securities given the current liquidity risk associated with them. The DCF model is based on the following key assumptions.
  - Nominal credit risk as securities are ultimately guaranteed by the United States Department of Education;
  - Liquidity by December 31, 2011 through December 31, 2014;
  - Continued receipt of contractual interest; and
  - Discount rates ranging from 2.23% to 3.23%, which include a spread for liquidity risk.
- Real estate acquired through claim settlement is fair valued at the lower of our acquisition cost or a percentage of appraised value. The percentage applied to appraised value is based upon our historical sales experience adjusted for current trends.

Investments

We categorize our investment portfolio according to our ability and intent to hold the investments to maturity. Investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity. Our entire investment portfolio is classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

In April 2009, new accounting guidance regarding the recognition and presentation of other-than-temporary impairments was issued. This guidance was effective beginning with the quarter ending June 30, 2009. The new guidance requires us to separate an other-than-temporary impairment ("OTTI") of a debt security into two components when there are credit related losses associated with the impaired debt security for which we assert that we do not have the intent to sell the security, and it is more likely than not that we will not be required to sell the security before recovery of our cost basis. Under this guidance the amount of the OTTI related to a credit loss is recognized in earnings, and the amount of the OTTI related to other factors (such as changes in interest rates or market conditions) is recorded as a component of other comprehensive income (loss). In instances where no credit loss exists but it is more likely than not that we will have to sell the debt security prior to the anticipated recovery, the decline in fair value below amortized cost is recognized as an OTTI in earnings. In periods after recognition of an OTTI on debt securities, we account for such securities as if they had been purchased on the measurement date of the OTTI at an amortized cost basis equal to the previous amortized cost basis less the OTTI recognized in earnings. For debt securities for which OTTI were recognized in earnings, the difference between the new amortized cost basis and the cash flows expected to be collected will be accreted into net investment income. Each quarter we perform reviews of our investments in order to determine whether declines in fair value below amortized cost were considered other-than-temporary in accordance with applicable guidance. In evaluating whether a decline in fair value is other-than-temporary, we consider several factors including, but not limited to:

- our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery;
- extent and duration of the decline;
- failure of the issuer to make scheduled interest or principal payments;
- change in rating below investment grade; and
- adverse conditions specifically related to the security, an industry, or a geographic area.

Under the current guidance a debt security impairment is deemed other than temporary if (1) we either intend to sell the security, or it is more likely than not that we will be required to sell the security before recovery or (2) we do not expect to collect cash flows sufficient to recover the amortized cost basis of the security.

Home office and equipment

Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, we use accelerated depreciation methods.

Home office and equipment is shown net of accumulated depreciation of $60.1 million, $56.3 million and $51.7 million at December 31, 2009, 2008 and 2007, respectively. Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $4.3 million, $4.5 million and $4.4 million, respectively.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs ("DAC"). For each underwriting year book of business, these costs are amortized to income in proportion to estimated gross profits over the estimated life of the policies. We utilize anticipated investment income in our calculation. This includes accruing interest on the unamortized balance of DAC. The estimates for each underwriting year are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. If a premium deficiency exists, we reduce the related DAC by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the related DAC balance, we then establish a premium deficiency reserve equal to the excess, by means of a charge to current period earnings.

During 2009, 2008 and 2007, we amortized $8.2 million, $10.0 million and $12.9 million, respectively, of deferred insurance policy acquisition costs.

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when we receive notices of default on insured mortgage loans. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported to us. In accordance with GAAP for the mortgage insurance industry, we do not establish loss reserves for future claims on insured loans which are not currently in default. Loss reserves are established by our estimate of the number of loans in our inventory of delinquent loans that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity. Our loss estimates are established based upon historical experience, including rescission activity. Amounts for salvage recoverable are considered in the determination of the reserve estimates. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported ("IBNR") reserves result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rate and claim amounts for the estimated number of defaults not reported.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process. (See note 8.)

Premium deficiency reserves

After our loss reserves are initially established, we perform premium deficiency tests using our best estimate assumptions as of the testing date. Premium deficiency reserves are established, if necessary, when the present value of expected future losses and expenses exceeds the present value of expected future premium and already established reserves. The discount rate used in the calculation of the premium deficiency reserve was based upon our pre-tax investment yield at December 31, 2009 and 2008, respectively. Products are grouped for premium deficiency purposes based on similarities in the way the products are acquired, serviced and measured for profitability.

Calculations of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other factors, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries and these affects could be material. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings. (See note 8.)

Revenue recognition

Our insurance subsidiaries write policies which are guaranteed renewable contracts at the insured's option on a single, annual or monthly premium basis. The insurance subsidiaries have no ability to reunderwrite or reprice these contracts. Premiums written on a single premium basis and an annual premium basis are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as coverage is provided. When a policy is cancelled, all premium that is non-refundable is immediately earned. Any refundable premium is returned to the lender and will have no effect on earned premium. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred insurance policy acquisition costs. When a policy is rescinded, all previously collected premium is returned to the lender. The liability associated with our estimate of premium to be returned on expected future rescissions is accrued for separately and separate components of this liability are included in "Other liabilities" and "Premium deficiency reserves" on our consolidated balance sheet. Changes in this liability affect premiums written and earned.

Fee income of our non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay. Fee income consists primarily of contract underwriting and related fee-based services provided to lenders and is included in "Other revenue" on the statement of operations.

Income taxes

We file a consolidated federal income tax return with our domestic subsidiaries. Our foreign subsidiaries file separate tax returns in their respective jurisdictions. A formal tax sharing agreement exists between us and our domestic subsidiaries. Each subsidiary determines income taxes based upon the utilization of all tax deferral elections available. This assumes tax and loss bonds are purchased and held to the extent they would have been purchased and held on a separate company basis since the tax sharing agreement provides that the redemption or non-purchase of such bonds shall not increase such member's separate taxable income and tax liability on a separate company basis.

Federal tax law permits mortgage guaranty insurance companies to deduct from taxable income, subject to certain limitations, the amounts added to contingency loss reserves, which are recorded for regulatory purposes. Generally, the amounts so deducted must be included in taxable income in the tenth subsequent year. However, to the extent incurred losses exceed 35% of net premiums earned in a calendar year, early withdrawals may be made from the contingency reserves with regulatory approval, which would lead to amounts being included in taxable income earlier than the tenth year. The deduction is allowed only to the extent that U.S. government non-interest bearing tax and loss bonds are purchased and held in an amount equal to the tax benefit attributable to such deduction. We account for these purchases as a payment of current federal income taxes.

Deferred income taxes are provided under the liability method, which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. We review the need to establish a deferred tax asset valuation allowance on a quarterly basis. We include an analysis of several factors, among which are the severity and frequency of operating losses, our capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning alternatives. As discussed in Note 12 — "Income Taxes", we have reduced our benefit from income tax by establishing a valuation allowance during 2009.

We provide for uncertain tax positions and the related interest and penalties based on our assessment of whether a tax benefit is more likely than not to be sustained under any examination by taxing authorities. (See note 12.)

Benefit plans

We have a non-contributory defined benefit pension plan covering substantially all domestic employees, as well as a supplemental executive retirement plan. Retirement benefits are based on compensation and years of service. We recognize these retirement benefit costs over the period during which employees render the service that qualifies them for benefits. Our policy is to fund pension cost as required under the Employee Retirement Income Security Act of 1974.

We offer both medical and dental benefits for retired domestic employees, their spouses and eligible dependents. Under the plan retirees pay a premium for these benefits. In October 2008 we amended our postretirement benefit plan. The amendment, which was effective January 1, 2009, terminates the benefits provided to retirees once they reach the age of 65. This amendment reduced our accumulated postretirement benefit obligation as of December 31, 2008. The amendment also reduced our net periodic benefit cost in 2009 and will reduce our net periodic benefit costs in future periods. We accrue the estimated costs of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. Historically benefits were generally funded as they were due. The cost to us has not been significant.

In 2009, approximately $0.5 million in benefits were paid from the fund, and approximately $0.7 million were funded by us. (See note 11.)

Reinsurance

Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves". Ceded unearned premiums are reflected as "Prepaid reinsurance premiums". We remain liable for all reinsurance ceded. (See note 9.)

Foreign Currency Translation

Assets and liabilities denominated in a foreign currency are translated at the year-end exchange rates. Operating results are translated at average rates of exchange prevailing during the year. Unrealized gains and losses, net of deferred taxes, resulting from translation are included in accumulated other comprehensive income in stockholders' equity. Gains and losses resulting from transactions in a foreign currency are recorded in current period net income at the rate on the transaction date.

Share-Based Compensation

We have certain share-based compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. Awards under our plans generally vest over periods ranging from one to five years. (See note 13.)

Earnings per share

Our basic EPS is based on the weighted average number of common shares outstanding, which excludes participating securities with non-forfeitable rights to dividends of 1.9 million, 1.5 million and 1.2 million, respectively, for the years ended December 31, 2009, 2008 and 2007 because they were anti-dilutive due to our reported net loss. Typically, diluted EPS is based on the weighted average number of common shares outstanding plus common stock equivalents which include certain stock awards, stock options and the dilutive effect of our convertible debentures (issued in March 2008). In accordance with accounting guidance, if we report a net loss from continuing operations then our diluted EPS is computed in the same manner as the basic EPS. The following is a reconciliation of the weighted average number of shares; however for the years ended December 31, 2009, 2008 and 2007, common stock equivalents of 37.6 million, 22.8 million and 34 thousand, respectively, were not included because they were anti-dilutive. (See note 13.)

	Years Ended December 31,		
	2009	2008	2007
	(Shares in thousands)		
Weighted-average shares — Basic	124,209	113,962	81,294
Common stock equivalents	—	—	—
Weighted-average shares — Diluted	124,209	113,962	81,294

Other comprehensive income

Our total other comprehensive income was as follows:

	Years Ended December 31,		
	2009	2008	2007
	(In thousands of dollars)		
Net loss	$(1,322,277)	$(525,355)	$(1,670,018)
Other comprehensive income (loss)	180,944	(177,464)	4,886
Total other comprehensive loss	$(1,141,333)	$(702,819)	$(1,665,132)
Other comprehensive income (loss) (net of tax):			
Change in unrealized gains and losses on investments	$ 154,358	$(116,939)	$ (17,767)
Noncredit component of impairment loss	(1,764)	—	—
Amortization related to benefit plans	10,704	(44,649)	14,561
Unrealized foreign currency translation adjustment	17,646	(16,354)	8,456
Other	—	478	(364)
Other comprehensive income (loss)	$ 180,944	$(177,464)	$ 4,886

At December 31, 2009, accumulated other comprehensive income of $74.2 million included $101.6 million of net unrealized gains on investments, ($37.2) million relating to defined benefit plans and $9.8 million related to foreign currency translation adjustment. At December 31, 2008, accumulated other comprehensive loss of ($106.8) million included ($51.0) million of net unrealized losses on investments, ($47.9) million relating to defined benefit plans and ($7.9) million related to foreign currency translation adjustment. (See notes 4 and 11.)

New accounting guidance

Our financial statement disclosures have been modified to eliminate references to legacy accounting pronouncements in accordance with the Codification of accounting standards issued by the Financial Accounting Standards Board (FASB). The Codification, which is effective for financial statements issued for interim and annual periods ending after September 15, 2009, is now the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.

In January 2010 new accounting guidance was issued that expands the current disclosures on fair value measurements. The guidance will require the disclosure of transfers in and out of levels 1 and 2 of the fair value hierarchy and the reasons for those transfers and separate presentation of purchases, sales, issuances and settlements for level 3 securities, on a gross basis rather than as one net number. The new guidance also clarifies the level of disaggregation required to be disclosed for each class of assets and liabilities and provides clarification on the appropriate disclosures of inputs and valuation techniques used to measure fair value for both recurring and non recurring measurements in levels 2 and 3. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements for the level 3 securities. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We are currently evaluating the provisions of this guidance and the impact on our financial statements disclosures.

In June 2009 new accounting guidance intended to improve financial reporting by companies involved with variable interest entities was issued. The guidance is effective for annual reporting periods beginning after November 15, 2009. We are currently evaluating the provisions of this guidance and the impact, if any, on our financial statements and disclosures.

In May 2009 new accounting guidance regarding subsequent events was issued. The objective of the guidance is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. We have applied these requirements beginning with the quarter ended June 30, 2009.

Effective January 1, 2009 we adopted new accounting guidance regarding accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. The guidance requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. The guidance requires retrospective application. As such, amounts relating to 2008 have been retrospectively adjusted to reflect our adoption of this guidance.

The following tables show the impact of our adoption of this guidance on our 2008 financial results:

CONSOLIDATED BALANCE SHEET

	As Adjusted December 31, 2008	As Originally Reported December 31, 2008
	(In thousand of dollars)	
Income taxes recoverable	$ 370,473	$ 406,568
Convertible debentures	272,465	375,593
Shareholders' equity	2,434,233	2,367,200

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended December 31,	
	As Adjusted 2008	As Originally Reported 2008
	(In thousands of dollars, except per share)	
Interest expense	$ 81,074	$ 71,164
Benefit from income taxes	(397,798)	(394,329)
Net loss	(525,355)	(518,914)
Diluted loss per share	(4.61)	(4.55)

In addition the adoption of this guidance has resulted in an increase to interest expense of $16.3 million in 2009 and will result in an increase to interest expense of $20.4 million for 2010, $25.5 million for 2011, $31.7 million for 2012 and $9.0 million for 2013. These increases, and those shown in the tables above, result from our Convertible Junior Subordinated Debentures issued in 2008 and discussed in Note 7 — "Convertible debentures and related derivatives".

Effective January 1, 2009 we adopted new accounting guidance regarding participating securities. The standard clarifies that share-based payment awards that entitle holders to receive nonforfeitable dividends before vesting should be considered participating securities. As participating securities, these instruments should be included in the calculation of basic earnings per share. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, interim periods within those years, and on a retrospective basis for all historical periods presented. The adoption of this guidance did not have an impact on our calculations of basic and diluted earnings per share due to our current net loss position.

During the second quarter of 2009, we adopted new accounting guidance regarding the recognition and presentation of other-than-temporary impairments. The new guidance revises the recognition and reporting requirements for other-than-temporary impairments on our fixed income securities. In the second quarter of 2009, we also adopted additional application guidance on measuring fair value in less active markets. The adoption of this guidance did not have a material impact on our financial condition or results of operations. (See Note 4.)

In December 2008, new guidance that provided additional information on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan was issued. The guidance is effective for fiscal years ending after December 15, 2009. We have adopted these disclosures beginning with this annual filing. (See note 11.)

Cash and cash equivalents

We consider cash equivalents to be money market funds and investments with original maturities of three months or less.

Reclassifications

Certain reclassifications have been made in the accompanying financial statements to 2008 and 2007 amounts to allow for consistent financial reporting.

3. Related party transactions

We provided certain services to C-BASS and Sherman in 2007 in exchange for fees. In addition, C-BASS provided certain services to us during 2009, 2008 and 2007 in exchange for fees. The net impact of these transactions was not material to us.

4. Investments

The amortized cost, gross unrealized gains and losses and fair value of the investment portfolio at December 31, 2009 and 2008 are shown below. Debt securities consist of fixed maturities and short-term investments.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses(1)	Fair Value
	(In thousands of dollars)			
December 31, 2009:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 736,668	$ 4,877	$ (6,357)	$ 735,188
Obligations of U.S. states and political subdivisions	4,607,936	187,540	(59,875)	4,735,601
Corporate debt securities	1,532,571	40,328	(9,158)	1,563,741
Residential mortgage-backed securities	102,062	3,976	(1,986)	104,052
Debt securities issued by foreign sovereign governments	112,603	1,447	(1,058)	112,992
Total debt securities	7,091,840	238,168	(78,434)	7,251,574
Equity securities	2,892	3	(4)	2,891
Total investment portfolio	$7,094,732	$238,171	$(78,438)	$7,254,465

(1) Gross unrealized losses for residential mortgage-backed securities include $1.8 million in other-than-temporary impairment losses recorded in other comprehensive income, since the adoption of new guidance on other-than-temporary impairments.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands of dollars)			
December 31, 2008:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 168,917	$ 21,297	$ (405)	$ 189,809
Obligations of U.S. states and political subdivisions	6,401,903	141,612	(237,575)	6,305,940
Corporate debt securities	314,648	6,278	(4,253)	316,673
Residential mortgage-backed securities	151,774	3,307	(14,251)	140,830
Debt securities issued by foreign sovereign governments	83,448	6,203	—	89,651
Total debt securities	7,120,690	178,697	(256,484)	7,042,903
Equity securities	2,778	—	(145)	2,633
Total investment portfolio	$7,123,468	$178,697	$(256,629)	$7,045,536

The amortized cost and fair values of debt securities at December 31, 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most auction rate and mortgage-backed securities provide for periodic payments throughout their lives, they are listed below in separate categories.

	Amortized Cost	Fair Value
	(In thousands of dollars)	
December 31, 2009		
Due in one year or less	$ 184,474	$ 187,165
Due after one year through five years	2,470,415	2,539,556
Due after five years through ten years	1,441,803	1,483,574
Due after ten years	2,378,886	2,447,177
	6,475,578	6,657,472
Residential mortgage-backed securities	102,062	104,052
Auction rate securities(1)	514,200	490,050
Total at December 31, 2009	$7,091,840	$7,251,574

(1) At December 31, 2009, 98% of auction rate securities had a contractual maturity greater than 10 years.

At December 31, 2009 and 2008, the investment portfolio had gross unrealized losses of $78.4 million and $256.6 million, respectively. For those securities in an unrealized loss position, the length of time the securities were in such a position, as measured by their month-end fair values, is as follows:

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands of dollars)					
December 31, 2009						
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 434,362	$ 6,357	$ —	$ —	$ 434,362	$ 6,357
Obligations of U.S. states and political subdivisions	926,860	29,390	398,859	30,485	1,325,719	59,875
Corporate debt securities	453,804	9,158	—		453,804	9,158
Residential mortgage-backed securities	8,743	1,764	870	222	9,613	1,986
Debt issued by foreign sovereign governments	56,122	1,058	—	—	56,122	1,058
Equity securities	2,398	4	—	—	2,398	4
Total investment portfolio	$1,882,289	$47,731	$399,729	$30,707	$2,282,018	$78,438

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands of dollars)					
December 31, 2008						
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 13,106	$ 245	$ 1,242	$ 160	$ 14,348	$ 405
Obligations of U.S. states and political subdivisions	1,640,406	102,437	552,191	135,138	2,192,597	237,575
Corporate debt securities	72,711	4,127	1,677	126	74,388	4,253
Residential mortgage-backed securities	41,867	14,251	—	—	41,867	14,251
Debt issued by foreign sovereign governments	—	—	—	—	—	—
Equity securities	227	10	2,062	135	2,289	145
Total investment portfolio	$1,768,317	$121,070	$557,172	$135,559	$2,325,489	$256,629

There were 456 securities in an unrealized loss position at December 31, 2009. The unrealized losses in all categories of our investments were primarily caused by the difference in interest rates at December 31, 2009 and 2008, compared to the interest rates at the time of purchase, offset by improvements in the credit spreads on non-governmental securities. Of those securities in an unrealized loss position greater than 12 months at December, 2009, 89 securities had a fair value greater than 80% of amortized cost and 3 securities had a fair value less than 80% of amortized cost.

Under the current guidance a debt security impairment is deemed other than temporary if we either intend to sell the security, or it is more likely than not that we will be required to sell the security before recovery or we do not expect to collect cash flows sufficient to recover the amortized cost basis of the security. During 2009 we recognized OTTI in earnings of $40.9 million and an additional $1.8 million of OTTI in other comprehensive income. During 2008 we recognized OTTI in earnings of approximately $65.4 million. Our OTTI was primarily related to securities for which we had the intent to sell. There were no OTTI impairment charges on our investment portfolio during 2007.

The following table provides a rollforward of the amount related to credit losses recognized in earnings for which a portion of an OTTI was recognized in accumulated other comprehensive income (loss) for the year ended December 31, 2009.

	(In thousands of dollars)
Beginning balance at January 1, 2009	$ —
Addition for the amount related to the credit loss for which an OTTI was not previously recognized	1,021
Additional increases to the amount related to the credit loss for which an OTTI was previously recognized	—
Reductions for securities sold during the period (realized)	—
Ending balance at December 31, 2009	$1,021

We held approximately $490 million in auction rate securities (ARS) backed by student loans at December 31, 2009. ARS are intended to behave like short-term debt instruments because their interest rates are reset periodically through an auction process, most commonly at intervals of 7, 28 and 35 days. The same auction process has historically provided a means by which we may rollover the investment or sell these securities at par in order to provide us with liquidity as needed. The ARS we hold are collateralized by portfolios of student loans, all of which are ultimately 97% guaranteed by the United States Department of Education. At December 31, 2009, our ARS portfolio was 90% AAA/Aaa-rated by one or more of the following major rating agencies: Moody's, Standard & Poor's and Fitch Ratings.

In mid-February 2008, auctions began to fail due to insufficient buyers, as the amount of securities submitted for sale in auctions exceeded the aggregate amount of the bids. For each failed auction, the interest rate on the security moves to a maximum rate specified for each security, and generally resets at a level higher than specified short-term interest rate benchmarks. At December 31, 2009, our entire ARS portfolio, consisting of 47 investments, was subject to failed auctions; however, we received calls at par for $26.4 million in ARS from the period when the auctions began to fail through the end of 2009. To date, we have collected all interest due on our ARS.

As a result of the persistent failed auctions, and the uncertainty of when these investments could be liquidated at par, the investment principal associated with failed auctions will not be accessible until successful auctions occur, a buyer is found outside of the auction process, the issuers establish a different form of financing to replace these securities, or final payments come due according to the contractual maturities of the debt issues.

Net investment income is comprised of the following:

	2009	2008	2007
	(In thousands of dollars)		
Fixed maturities	$291,304	$287,869	$244,126
Equity securities	819	2,162	391
Cash equivalents	3,056	15,487	15,900
Interest on Sherman note	11,323	4,601	—
Other	1,389	1,951	2,675
Investment income	307,891	312,070	263,092
Investment expenses	(3,213)	(3,553)	(3,264)
Net investment income	$304,678	$308,517	$259,828

The net realized investment gains (losses), including impairment losses, and change in net unrealized appreciation (depreciation) of investments are as follows:

	2009	2008	2007
	(In thousands of dollars)		
Net realized investment gains (losses) on investments:			
Fixed maturities	$ 51,109	$ (76,397)	$ (18,575)
Equity securities	116	107	(820)
Joint ventures	—	61,877	162,860
Other	709	1,927	(1,270)
	$ 51,934	$ (12,486)	$142,195
Change in net unrealized appreciation (depreciation):			
Fixed maturities	$237,521	$(179,816)	$ (26,751)
Equity securities	144	(98)	(21)
Other	(2,263)	(710)	(254)
	$235,402	$(180,624)	$ (27,026)

The reclassification adjustment relating to the change in investment gains and losses is as follows:

	2009	2008	2007
	(In thousands of dollars)		
Unrealized holding gains (losses) arising during the period, net of tax	$132,083	$ (75,464)	$ (4,633)
Less: reclassification adjustment for net gains included in net income, net of tax	20,511	(41,475)	(13,134)
Change in unrealized investment gains (losses), net of tax	$152,594	$(116,939)	$(17,767)

The gross realized gains, gross realized losses and impairment losses are as follows:

	2009	2008	2007
	(In thousands of dollars)		
Gross realized gains	$112,148	$ 22,537	$ 7,135
Gross realized losses	(19,274)	(31,525)	(27,800)
Impairment losses	(40,940)	(65,375)	—
Net realized gains (losses) on securities	$ 51,934	$(74,363)	$ (20,665)
Gains on sale of interest in joint ventures	—	61,877	162,860
Total net realized gains (losses)	$ 51,934	$(12,486)	$142,195

The tax expense (benefit) related to the changes in net unrealized (depreciation) appreciation was $82.8 million, ($63.7) million and ($9.3) million for 2009, 2008 and 2007, respectively.

We had $21.8 million and $22.9 million of investments on deposit with various states at December 31, 2009 and 2008, respectively, due to regulatory requirements of those state insurance departments.

5. Fair value measurements

Fair value measurements for items measured at fair value included the following as of December 31, 2009 and 2008:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousand of dollars)		
December 31, 2009				
Assets				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 735,188	$735,188	$ —	$ —
Obligations of U.S. states and political subdivisions	4,735,601	—	4,365,260	370,341
Corporate debt securities	1,563,741	2,559	1,431,844	129,338
Residential mortgage-backed securities	104,052	23,613	80,439	—
Debt securities issued by foreign sovereign governments	112,992	101,983	11,009	—
Total debt securities	7,251,574	863,343	5,888,552	499,679
Equity securities	2,891	2,570	—	321
Total investments	$7,254,465	$865,913	$5,888,552	$500,000
Real estate acquired(1)	3,830	—	—	3,830
December 31, 2008				
Assets				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 189,809	$189,809	$ —	$ —
Obligations of U.S. states and political subdivisions	6,305,940	—	5,910,552	395,388
Corporate debt securities	316,673	2,483	163,949	150,241
Residential mortgage-backed securities	140,830	—	140,830	—
Debt securities issued by foreign sovereign governments	89,651	86,644	3,007	—
Total debt securities	7,042,903	278,936	6,218,338	545,629
Equity securities	2,633	2,312	—	321
Total investments	$7,045,536	$281,248	$6,218,338	$545,950
Real estate acquired(1)	32,858	—	—	32,858

(1) Real estate acquired through claim settlement, which is held for sale, is reported in Other Assets on the consolidated balance sheet.

For assets and liabilities measured at fair value using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances for the years ended December 31, 2009 and 2008 is as follows:

	Obligations of U.S. States and Political Subdivisions	Corporate Debt Securities	Equity Securities	Total Investments	Real Estate Acquired
	(In thousand of dollars)				
Balance at December 31, 2008	$395,388	$150,241	$321	$545,950	$ 32,858
Total realized/unrealized losses:					
Included in earnings and reported as realized investment losses, net	—	(10,107)	—	(10,107)	—
Included in earnings and reported as losses incurred, net	—	—	—	—	(2,534)
Included in other comprehensive income	(17,439)	(5,961)	—	(23,400)	—
Purchases, issuances and settlements	(7,608)	(4,835)	—	(12,443)	(26,494)
Transfers in and/or out of Level 3	—	—	—	—	—
Balance at December 31, 2009	$370,341	$129,338	$321	$500,000	$ 3,830
Amount of total losses included in earnings for the year ended December 31, 2009 attributable to the change in unrealized losses on assets still held at December 31, 2009	$ —	$ —	$ —	$ —	$ —

	Obligations of U.S States and Political Subdivisions	Corporate Debt Securities	Mortgage-Backed Securities	Equity Securities	Total Investments	Real Estate Acquired	Other Liabilities
	(In thousands of dollars)						
Balance at January 1, 2008	$ 11,316	$ 16,330	$ 9,228	$321	$ 37,195	$145,198	$(12,132)
Total realized/unrealized losses:							
Included in earnings and reported as realized investment losses, net	—	(10,748)	(9,478)	—	(20,226)	—	—
Included in earnings and reported as other revenue	—	—	—	—	—	—	(6,823)
Included in earnings and reported as losses incurred, net	—	—	—	—	—	(19,126)	—
Included in other comprehensive income	—	2,455	—	—	2,455	—	—
Purchases, issuances and settlements	1,322	1,054	250	—	2,626	(93,214)	18,955
Transfers in and/or out of Level 3	382,750	141,150	—	—	523,900	—	—
Balance at December 31, 2008	$395,388	$150,241	$ —	$321	$545,950	$ 32,858	$ —
Amount of total losses included in earnings for the year ended December 31, 2008 attributable to the change in unrealized losses on assets still held at December 31, 2008	$ —	$(10,748)	$(6,090)	$ —	$(16,838)	$ (8,011)	$ —

Additional fair value disclosures related to our investment portfolio are included in Note 4. Fair value disclosures related to our debt are included in Notes 6 and 7.

6. Short- and long-term debt, excluding convertible debentures discussed in Note 7.

In June 2009, we repaid the $200 million that was then outstanding under our bank revolving credit facility and terminated the facility. At December 31, 2008 we had $200 million outstanding under that facility, which was scheduled to expire in March 2010.

In 2009, we repurchased approximately $121.6 million in par value of our 5.625% Senior Notes due in September 2011. We recognized a gain on the repurchases of approximately $27.2 million, which is included in other revenue on the Consolidated Statement of Operations for the year ended December 31, 2009. At December 31, 2009 we had approximately $78.4 million, 5.625% Senior Notes due in September 2011 and $300 million, 5.375% Senior Notes due in November 2015 outstanding. At December 31, 2008 we had $200 million, 5.625% Senior Notes due in September 2011 and $300 million, 5.375% Senior Notes due in November 2015 outstanding. Covenants in the Senior Notes include the requirement that there be no liens on the stock of the designated subsidiaries unless the Senior Notes are equally and ratably secured; that there be no disposition of the stock of designated subsidiaries unless all of the stock is disposed of for consideration equal to the fair market value of the stock; and that we and the designated subsidiaries preserve our corporate existence, rights and franchises unless we or such subsidiary determines that such preservation is no longer necessary in the conduct of its business and that the loss thereof is not disadvantageous to the Senior Notes. A designated subsidiary is any of our consolidated subsidiaries which has shareholder's equity of at least 15% of our consolidated shareholders equity. We were in compliance with all covenants at December 31, 2009.

If we fail to meet any of the covenants of the Senior Notes discussed above or we fail to make a payment of principal of the Senior Notes when due or a payment of interest on the Senior Notes within thirty days after due and we are not successful in obtaining an agreement from holders of a majority of the applicable series of Senior Notes to change (or waive) the applicable requirement or payment default, then the holders of 25% or more of either series of our Senior Notes each would have the right to accelerate the maturity of that debt. In addition, the Trustee of these two issues of Senior Notes could, independent of any action by holders of Senior Notes, accelerate the maturity of the Senior Notes.

At December 31, 2009 and 2008, the fair value of the amount outstanding under our Senior Notes was $293.2 million and $338.3 million, respectively. The fair value of amounts outstanding under our credit facility at December 31, 2008 was $200 million. The fair value of our credit facility was approximated at par and the fair value of our Senior Notes was determined using publicly available trade information.

Interest payments on all long-term and short-term debt, excluding the convertible debentures, were $30.8 million, $40.7 million and $42.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

7. Convertible debentures and related derivatives

In March and April 2008 we completed the sale of $390 million principal amount of 9% Convertible Junior Subordinated Debentures due in 2063. The debentures have an effective interest rate of 19% that reflects our non-convertible debt borrowing rate at the time of issuance. For more information about the effective interest rate and related effect on interest expense, see the discussion of convertible debt instruments in Note 2 — New Accounting Guidance. At December 31, 2009 and 2008 we had $389.5 million and $390.0 million, respectively, of principal amount outstanding on the convertible debentures with the amortized value reflected as a liability on our consolidated balance sheet of $291.8 million and $272.5 million, respectively, with the unamortized discount reflected in equity. At December 31, 2009 we also had $35.8 million of deferred interest outstanding on the convertible debentures which is included in other liabilities on the consolidated balance sheet.

The debentures were sold in private placements to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. Interest on the debentures is payable semi-annually in arrears on April 1 and October 1 of each year. As long as no event of default with respect to the debentures has occurred and is continuing, we may defer interest, under an optional deferral provision, for one or more consecutive interest periods up to ten years without giving rise to an event of default. Deferred interest will accrue additional interest at the rate then applicable to the debentures. Violations of the covenants under the Indenture governing the debentures, including covenants to provide certain documents to the trustee, are not events of default under the Indenture and would not allow the acceleration of amounts that we owe under the debentures. Similarly, events of default under, or acceleration of, any of our other obligations, including those described in Note 6 — "Short- and long-term debt, excluding convertible debentures discussed in Note 7" would not allow the acceleration of amounts that we owe under the debentures. However, violations of the events of default under the Indenture, including a failure to pay principal when due under the debentures and certain events of bankruptcy, insolvency or receivership involving our holding company would allow acceleration of amounts that we owe under the debentures.

Interest on the debentures that would have been payable on the scheduled interest payment dates has been deferred for 10 years past the scheduled payment date. During this 10-year deferral period the deferred interest will continue to accrue and compound semi-annually to the extent permitted by applicable law at an annual rate of 9%. We also have the right to defer interest that is payable on subsequent scheduled interest payment dates if we give notice as required by the debentures. Any deferral of such interest would be on terms equivalent to those described above.

When interest on the debentures is deferred, we are required, not later than a specified time, to use reasonable commercial efforts to begin selling qualifying securities to persons who are not our affiliates. The specified time is one business day after we pay interest on the debentures that was not deferred, or if earlier, the fifth anniversary of the scheduled interest payment date on which the deferral started. Qualifying securities are common stock, certain warrants and certain non- cumulative perpetual preferred stock. The requirement to use such efforts to sell such securities is called the Alternative Payment Mechanism.

The net proceeds of Alternative Payment Mechanism sales are to be applied to the payment of deferred interest, including the compound portion. We cannot pay deferred interest other than from the net proceeds of Alternative Payment Mechanism sales, except at the final maturity of the debentures or at the tenth anniversary of the start of the interest deferral. The Alternative Payment Mechanism does not require us to sell common stock or warrants before the fifth anniversary of the interest payment date on which that deferral started if the net proceeds (counting any net proceeds of those securities previously sold under the Alternative Payment Mechanism) would exceed the 2% cap. The 2% cap is 2% of the average closing price of our common stock times the number of our outstanding shares of common stock. The average price is determined over a specified period ending before the issuance of the common stock or warrants being sold, and the number of outstanding shares is determined as of the date of our most recent publicly released financial statements.

We are not required to issue under the Alternative Payment Mechanism a total of more than 10 million shares of common stock, including shares underlying qualifying warrants. In addition, we may not issue under the Alternative Payment Mechanism qualifying preferred stock if the total net proceeds of all issuances would exceed 25% of the aggregate principal amount of the debentures.

The Alternative Payment Mechanism does not apply during any period between scheduled interest payment dates if there is a "market disruption event" that occurs over a specified portion of such period. Market disruption events include any material adverse change in domestic or international economic or financial conditions.

The provisions of the Alternative Payment Mechanism are complex. The description above is not intended to be complete in all respects. Moreover, that description is qualified in its entirety by the terms of the debentures, which are contained in the Indenture, dated as of March 28, 2008, between us and U.S. Bank National Association. The Indenture is filed as Exhibit 4.6 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

The debentures rank junior to all of our existing and future senior indebtedness. The net proceeds of the debentures were approximately $377 million. A portion of the net proceeds of the debentures and a concurrent offering of common stock was used to increase the capital of MGIC and a portion was used for our general corporate purposes. Debt issuance costs are being amortized over the expected life of five years to interest expense.

We may redeem the debentures prior to April 6, 2013, in whole but not in part, only in the event of a specified tax or rating agency event, as defined in the Indenture. In any such event, the redemption price will be equal to the greater of (1) 100% of the principal amount of the debentures being redeemed and (2) the applicable make-whole amount, as defined in the Indenture, in each case plus any accrued but unpaid interest. On or after April 6, 2013, we may redeem the debentures in whole or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the debentures being redeemed plus any accrued and unpaid interest if the closing sale price of our common stock exceeds 130% of the then prevailing conversion price of the debentures for at least 20 of the 30 trading days preceding notice of the redemption. We will not be able to redeem the debentures, other than in the event of a specified tax event or rating agency event, during an optional deferral period.

The debentures are currently convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.0741 common shares per $1,000 principal amount of debentures at any time prior to the maturity date. This represents an initial conversion price of approximately $13.50 per share. If a holder elects to convert their debentures, deferred interest owed on the debentures being converted is also converted into shares of our common stock. The conversion rate for the deferred interest is based on the average price that our shares traded at during a 5-day period immediately prior to the election to convert. In 2009, we issued 44,316 shares of our common stock on conversion of $478,000 principal amount of our convertible debentures and related deferred interest.

In lieu of issuing shares of common stock upon conversion of the debentures occurring after April 6, 2013, we may, at our option, make a cash payment to converting holders equal to the value of all or some of the shares of our common stock otherwise issuable upon conversion.

The fair value of the convertible debentures was approximately $254.3 million and $145.7 million, respectively, at December 31, 2009 and 2008, as determined using available pricing for these debentures or similar instruments.

8. Loss reserves and premium deficiency reserves

Loss reserves

As described in Note 2, we establish reserves to recognize the estimated liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. Loss reserves are established by our estimate of the number of loans in our inventory of delinquent loans that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity.

Estimation of losses that we will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy, including unemployment, and the current and future strength of local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a further deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a further drop in housing values, which expose us to greater losses on resale of properties obtained through the claim settlement process and may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance. Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment.

Our estimates could also be positively affected by government efforts to assist current borrowers in refinancing to new loans, assisting delinquent borrowers and lenders in reducing their mortgage payments, and forestalling foreclosures.

One such program is the Home Affordable Modification Program ("HAMP"), which was announced by the US Treasury in early 2009. Some of HAMP's eligibility criteria require current information about borrowers, such as his or her current income and non-mortgage debt payments. Because the GSEs and servicers do not share such information with us, we cannot determine with certainty the number of loans in our delinquent inventory that are eligible to participate in HAMP. We believe that it could take several months from the time a borrower has made all of the payments during HAMP's three month "trial modification" period for the loan to be reported to us as a cured delinquency. We are aware of approximately 29,700 loans in our delinquent inventory at December 31, 2009 for which the HAMP trial period has begun and approximately 2,400 delinquent loans have cured their delinquency after entering HAMP. We rely on information provided to us by the GSEs and servicers. We do not receive all of the information from such sources that is required to determine with certainty the number of loans that are participating in, or have successfully completed, HAMP.

In addition, private company efforts may have a positive impact on our loss development. All of the programs, including HAMP, are in their early stages and therefore we are unsure of their magnitude or the benefit to us or our industry, and as a result are not factored into our current loss reserves.

The following table provides a reconciliation of beginning and ending loss reserves for each of the past three years:

	2009	2008	2007
	(In thousands of dollars)		
Reserve at beginning of year	$4,775,552	$2,642,479	$1,125,715
Less reinsurance recoverable	232,988	35,244	13,417
Net reserve at beginning of year	4,542,564	2,607,235	1,112,298
Losses incurred:			
Losses and LAE incurred in respect of default notices received in:			
Current year	2,912,679	2,684,397	1,846,473
Prior years(1)	466,765	387,104	518,950
Subtotal	3,379,444	3,071,501	2,365,423
Losses paid:			
Losses and LAE paid in respect of default notices received in:			
Current year	62,491	68,397	51,535
Prior years	1,605,668	1,332,579	818,951
Reinsurance terminations(2)	(118,914)	(264,804)	—
Subtotal	1,549,245	1,136,172	870,486
Net reserve at end of year	6,372,763	4,542,564	2,607,235
Plus reinsurance recoverables	332,227	232,988	35,244
Reserve at end of year	$6,704,990	$4,775,552	$2,642,479

(1) A negative number for prior year losses incurred indicates a redundancy of prior year loss reserves, and a positive number for prior year losses incurred indicates a deficiency of prior year loss reserves.

(2) In a termination, the reinsurance agreement is cancelled, with no future premium ceded and funds for any incurred but unpaid losses transferred to us. The transferred funds result in an increase in our investment portfolio (including cash and cash equivalents) and there is a corresponding decrease in reinsurance recoverable on loss reserves, which is offset by a decrease in net losses paid. (See note 9.)

The top portion of the table above shows losses incurred on default notices received in the current year and in prior years, respectively. The amount of losses incurred relating to default notices received in the current year represents the estimated amount to be ultimately paid on such default notices. The amount of losses incurred relating to default notices received in prior years represents actual claim payments that were higher or lower than what we estimated at the end of the prior year, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. This re-estimation is the result of our review of current trends in default inventory, such as percentages of defaults that have resulted in a claim, the amount of the claims, changes in the relative level of defaults by geography and changes in average loan exposure.

Current year losses incurred increased in 2009 compared to 2008 primarily due to an increase in claim rates and a smaller benefit from captive arrangements, offset by a decrease in severity. The increase in claim rates experienced during 2009 is likely due to general economic conditions, including the unemployment rate, as well as further decreases in home values which may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance. The increase in 2009 claim rates was significantly offset by an increase in expected rescission levels. The smaller benefit from captive arrangements is due to captive terminations in late 2008 and 2009. The decrease in severity, compared to an increase in 2008, is primarily due to an increase in expected rescission levels. The average exposure on policies rescinded in 2009 was higher than the average exposure on claims paid. Current year losses incurred significantly increased in 2008 compared to 2007 primarily due to significant increases in the default inventory, offset by a smaller increase in estimated severity and a slight decrease in the estimated claim rate, when each are compared to the same period in 2007. The primary insurance notice inventory increased by 68,252 in 2009, compared to an increase of 75,068 in 2008 and an increase of 28,492 in 2007. The average primary claim paid for 2009 was $52,627, compared to $52,239 in 2008 and $37,165 in 2007.

The development of the reserves in 2009, 2008 and 2007 is reflected in the prior year line. The $466.8 million increase in losses incurred in 2009 related to prior years was primarily related to more defaults remaining in inventory at December 31, 2009 from a prior year. Historically, approximately 75% of our default inventory was resolved in one year, and therefore at any point in time, approximately 25% of the default inventory was greater than one year old. Of the 182,188 primary defaults in our December 31, 2008 inventory, 91,668 primary defaults, approximately 50%, remained in our default inventory one year later at December 31, 2009. These defaults have a higher estimated claim rate when compared to a year ago because our experience is that as a default ages it become more likely to result in a claim payment. The $387.1 million increase in losses incurred in 2008 related to prior years was primarily related to the significant increase in severity during the year, as compared to our estimates when originally establishing the reserves at December 31, 2007. The increase in losses incurred in 2008 related to prior years is also a result of more defaults remaining in inventory at December 31, 2008 from a year prior. These defaults have a higher estimated claim rate when compared to a year prior. The $518.9 million increase in losses incurred in 2007 related to prior years was due primarily to the significant increases in severity and the significant deterioration in cure rates experienced during the year, as compared to our estimates when originally establishing the reserves at December 31, 2006.

The lower portion of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. Since historically it has taken, on average, about twelve months for a default which is not cured to develop into a paid claim, most losses paid relate to default notices received in prior years. Due to a combination of reasons that have slowed the rate at which claims are received and paid, including foreclosure moratoriums, servicing delays, court delays, loan modifications, our fraud investigations and our claim rescissions and denials for misrepresentation it is difficult to estimate how long it may take for current and future defaults that do not cure to develop into a paid claim. The lower portion of the table also includes a decrease in losses paid related to terminated reinsurance agreements as noted in footnote (2) of the table above.

Before paying a claim, we can review the loan file to determine whether we are required, under the applicable insurance policy, to pay the claim or whether we are entitled to reduce the amount of the claim. For example, all of our insurance policies provide that we can reduce or deny a claim if the servicer did not comply with its obligation to mitigate our loss by performing reasonable loss mitigation efforts or diligently pursuing a foreclosure or bankruptcy relief in a timely manner. We also do not cover losses resulting from property damage that has not been repaired. We are currently reviewing the loan files for the majority of the claims submitted to us.

In addition, subject to rescission caps in certain of our Wall Street bulk transactions, all of our insurance policies allow us to rescind coverage under certain circumstances. Most of our rescissions involve material misrepresentations made, or fraud committed, in connection with the origination of a loan regarding information we received and relied upon when the loan was insured. Because we review the loan origination documents and information as part of our normal processing when a claim is submitted to us, rescissions occur on a loan by loan basis most often after we have received a claim. Historically, claim rescissions and denials, which we collectively refer to as rescissions, were not a material portion of our claims resolved during a year. However, beginning in 2008 rescissions have materially mitigated our paid and incurred losses. While we have a substantial pipeline of claims investigations that we expect will eventually result in rescissions, we can give no assurance that rescissions will continue to mitigate paid and incurred losses at the same level we have recently experienced. In addition, if an insured disputes our right to rescind coverage, whether the requirements to rescind are met ultimately would be determined by legal proceedings. Rescissions mitigated our paid losses by approximately $1.2 billion in 2009, compared to $197 million in 2008. These figures include amounts that would have resulted in either a claim payment or been charged to a deductible under a bulk or pool policy, and may have been charged to a captive reinsurer. In 2009, $256 million, of the $1.2 billion mitigated, would have been applied to a deductible had the policy not been rescinded.

In addition, our loss reserving methodology incorporates the effect that rescission activity is expected to have on the losses we will pay on our delinquent inventory. We do not utilize an explicit rescission rate in our reserving methodology, but rather our reserving methodology incorporates the effects rescission activity has had on our historical claim rate and claim severities. A variance between ultimate actual rescission rates and these estimates could materially affect our losses incurred. Our estimation process does not include a direct correlation between claim rates and severities to projected rescission activity or other economic conditions such as changes in unemployment rates, interest rates or housing values. Our experience is that analysis of that nature would not produce reliable results, as the change in one condition can not be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. Based upon the increase in rescission activity during 2008 and 2009, the effects rescissions have on our losses incurred have become material. While we do not incorporate an explicit rescission rate into our reserving methodology, we have estimated the effects rescissions have had on our incurred losses based upon recent rescission history, as shown in the table that follows labeled "Ever to Date Rescission Rates on Claims Received". We estimate that rescissions mitigated our incurred losses by approximately $2.5 billion in 2009, compared to $0.4 billion in 2008; both of these figures include the benefit of claims not paid as well as the impact on our loss reserves. The liability associated with our estimate of premiums to be refunded on expected future rescissions is accrued for separately. At December 31, 2009 the estimate of this liability totaled $88.3 million. Separate components of this liability are included in "Other liabilities" and "Premium deficiency reserves" on our consolidated balance sheet. At December 31, 2008 this liability was not material to our financial statements. Changes in the liability affect premiums written and earned.

If the insured disputes our right to rescind coverage, whether the requirements to rescind are met ultimately would be determined by legal proceedings. Objections to rescission may be made several years after we have rescinded an insurance policy. Countrywide has filed a lawsuit against MGIC alleging that MGIC has denied, and continues to deny, valid mortgage insurance claims. We have filed an arbitration case against Countrywide regarding rescissions. For more information about this lawsuit and arbitration case, see Note 15. In addition, we continue to have discussions with other lenders regarding their objections to rescissions that in the aggregate are material and are involved in other arbitration proceedings with respect to an amount of rescissions that is not material.

Information regarding the ever-to-date rescission rates by the quarter in which the claim was received appears in the table below. No information is presented for claims received two quarters or less before the end of our most recently completed quarter to allow sufficient time for a substantial percentage of the claims received in those two quarters to reach resolution.

As of December 31, 2009
Ever to Date Rescission Rates on Claims Received
(based on count)

Quarter in Which the Claim was Received	ETD Rescission Rate(1)	ETD Claims Resolution Percentage(2)
Q1 2008	12.6%	100.0%
Q2 2008	16.0%	100.0%
Q3 2008	21.3%	99.8%
Q4 2008	24.9%	99.2%
Q1 2009	28.0%	97.2%
Q2 2009	22.2%	89.1%

(1) This percentage is claims received during the quarter shown that have been rescinded as of our most recently completed quarter divided by the total claims received during the quarter shown.

(2) This percentage is claims received during the quarter shown that have been resolved as of our most recently completed quarter divided by the total claims received during the quarter shown. Claims resolved principally consist of claims paid plus claims rescinded.

A rollforward of our primary insurance default inventory for the years ended December 31, 2009 and 2008 appears in the table below.

	2009	2008
Default inventory at beginning of year	182,188	107,120
Plus: New Notices	259,876	263,603
Less: Cures	(149,251)	(161,069)
Less: Paids (including those charged to a deductible or captive)	(29,732)	(25,318)
Less: Rescissions and denials	(12,641)	(2,148)
Default inventory at end of year	250,440	182,188

Information about the composition of the primary insurance default inventory at December 31, 2009 and 2008 appears in the table below. Within the tables below, reduced documentation loans only appear in the reduced documentation category and do not appear in any of the other categories.

	December 31, 2009	December 31, 2008
Total loans delinquent(1)	250,440	182,188
Percentage of loans delinquent (default rate)	18.41%	12.37%
Prime loans delinquent(2)	150,642	95,672
Percentage of prime loans delinquent (default rate)	13.29%	7.90%
A-minus loans delinquent(2)	37,711	31,907
Percent of A-minus loans delinquent (default rate)	40.66%	30.19%
Subprime credit loans delinquent(2)	13,687	13,300
Percentage of subprime credit loans delinquent (default rate)	50.72%	43.30%
Reduced documentation loans delinquent(3)	48,400	41,309
Percentage of reduced documentation loans delinquent (default rate)	45.26%	32.88%

(1) At December 31, 2009 and 2008 45,907 and 45,482 loans in default, respectively, related to Wall Street bulk transactions and 16,389 and 13,275 loans in default, respectively, were in our claims received inventory.

(2) We define prime loans as those having FICO credit scores of 620 or greater, A-minus loans as those having FICO credit scores of 575-619, and subprime credit loans as those having FICO credit scores of less than 575, all as reported to us at the time a commitment to insure is issued. Most A-minus and subprime credit loans were written through the bulk channel. However, we classify all loans without complete documentation as "reduced documentation" loans regardless of FICO score rather than as a prime, "A-minus" or "subprime" loan.

(3) In accordance with industry practice, loans approved by GSE and other automated underwriting (AU) systems under "doc waiver" programs that do not require verification of borrower income are classified by MGIC as "full documentation." Based in part on information provided by the GSEs, we estimate full documentation loans of this type were approximately 4% of 2007 NIW. Information for other periods is not available. We understand these AU systems grant such doc waivers for loans they judge to have higher credit quality. We also understand that the GSEs terminated their "doc waiver" programs, with respect to new commitments, in the second half of 2008.

Pool insurance notice inventory increased from 33,884 at December 31, 2008 to 44,231 at December 31, 2009. The pool insurance notice inventory was 25,224 at December 31, 2007.

Premium deficiency reserves

Historically all of our insurance risks were included in a single grouping and the calculations to determine if a premium deficiency existed were performed on our entire in force book. As of September 30, 2007, based on these calculations there was no premium deficiency on our total in force book. During the fourth quarter of 2007, we experienced significant increases in our default inventory, and severities and claim rates on loans in default. We further examined the performance of our in force book and determined that the performance of loans included in Wall Street bulk transactions was significantly worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. As a result we began separately measuring the performance of Wall Street bulk transactions and decided to stop writing this business. Consequently, as of December 31, 2007, we performed separate premium deficiency calculations on the Wall Street bulk transactions and on the remainder of our in force book to determine if premium deficiencies existed. As a result of those calculations, we recorded premium deficiency reserves of $1,211 million in the fourth quarter of 2007 to reflect the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on the Wall Street bulk transactions. The discount rate used in the calculation of the premium deficiency reserve, 4.70%, was based upon our pre-tax investment yield at December 31, 2007. As of December 31, 2007 there was no premium deficiency related to the remainder of our in force business.

During 2009 the premium deficiency reserve on Wall Street bulk transactions declined by $261 million from $454 million, as of December 31, 2008, to $193 million as of December 31, 2009. The $193 million premium deficiency reserve as of December 31, 2009 reflects the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves. The discount rate used in the calculation of the premium deficiency reserve at December 31, 2009 was 3.6%. During 2008 the premium deficiency reserve on Wall Street bulk transactions declined by $757 million from $1,211 million, as of December 31, 2007, to $454 million as of December 31, 2008. The discount rate used in the calculation of the premium deficiency reserve at December 31, 2008 was 4.0%.

The components of the premium deficiency reserve at December 31, 2009, 2008 and 2007 appear in the table below.

	December 31, 2009	December 31, 2008	December 31, 2007
		($ millions)	
Present value of expected future premium	$ 427	$ 712	$ 901
Present value of expected future paid losses and expenses	(2,157)	(3,063)	(3,561)
Net present value of future cash flows	(1,730)	(2,351)	(2,660)
Established loss reserves	1,537	1,897	1,449
Net deficiency	$ (193)	$ (454)	$(1,211)

Each quarter, we re-estimate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve primarily changes from quarter to quarter as a result of two factors. First, it changes as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items are reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserves has an effect (either positive or negative) on that period's results. Second, the premium deficiency reserve changes as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions also have an effect on that period's results.

The decrease in the premium deficiency reserve for the years ended December 31, 2009 and 2008 was $261 million and $757 million, respectively, as shown in the charts below, which represents the net result of actual premiums, losses and expenses as well as a net change in assumptions for these periods. The change in assumptions for 2009 is primarily related to lower estimated ultimate losses, offset by lower estimated ultimate premiums. The lower estimated ultimate losses and lower estimated ultimate premiums were primarily due to higher expected rates of rescissions. The change in assumptions for 2008 primarily related to higher estimated ultimate losses.

		($ millions)
Premium Deficiency Reserve at December 31, 2008		$(454)
Paid claims and LAE	584	
Increase (decrease) in loss reserves	(360)	
Premium earned	(156)	
Effects of present valuing on future premiums, losses and expenses	21	
Change in premium deficiency reserve to reflect actual premium, losses and expenses recognized		89
Change in premium deficiency reserve to reflect change in assumptions relating to future premiums, losses and expenses and discount rate(1)		172
Premium Deficiency Reserve at December 31, 2009		$(193)

(1) A positive number for changes in assumptions relating to premiums, losses, expenses and discount rate indicates a redundancy of prior premium deficiency reserves.

		($ millions)
Premium Deficiency Reserve at December 31, 2007		$(1,211)
Paid claims and LAE	770	
Increase (decrease) in loss reserves	448	
Premium earned	(234)	
Effects of present valuing on future premiums, losses and expenses	(93)	
Change in premium deficiency reserve to reflect actual premium, losses and expenses recognized		891
Change in premium deficiency reserve to reflect change in assumptions relating to future premiums, losses and expenses and discount rate(2)		(134)
Premium Deficiency Reserve at December 31, 2008		$ (454)

(2) A negative number for changes in assumptions relating to premiums, losses, expenses and discount rate indicates a deficiency of prior premium deficiency reserves.

Each quarter we perform a premium deficiency analysis on the portion of our book of business not covered by the premium deficiency described above. As of December 31, 2009, the analysis concluded that there was no premium deficiency on such portion of our book of business. For the reasons discussed below, our analysis of any potential deficiency reserve is subject to inherent uncertainty and requires significant judgment by management. To the extent, in a future period, expected losses are higher or expected premiums are lower than the assumptions we used in our analysis, we could be required to record a premium deficiency reserve on this portion of our book of business in such period.

The calculation of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Similar to our loss reserve estimates, our estimates for premium deficiency reserves could be adversely affected by several factors, including a deterioration of regional or economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater losses. Assumptions used in calculating the deficiency reserves can also be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimates will affect future period earnings and could be material.

9. Reinsurance

We cede a portion of our business to reinsurers and record assets for reinsurance recoverable on loss reserves and prepaid reinsurance premiums. We cede primary business to reinsurance subsidiaries of certain mortgage lenders ("captives"). The majority of ceded premiums relates to these agreements. Historically, most of these reinsurance arrangements are aggregate excess of loss reinsurance agreements, and the remainder have been quota share agreements. Under the aggregate excess of loss agreements, we are responsible for the first aggregate layer of loss (typically 4% or 5%), the captives are responsible for the second aggregate layer of loss (typically 5% or 10%) and we are responsible for any remaining loss. The layers are typically expressed as a percentage of the original risk on an annual book of business reinsured by the captive. The premium cessions on these agreements typically range from 25% to 40% of the direct premium. Under a quota share arrangement premiums and losses are shared on a pro-rata basis between us and the captives, with the captive's portion of both premiums and losses typically ranging from 25% to 50%. Effective January 1, 2009, we are no longer ceding new business under excess of loss reinsurance treaties with lender captive reinsurers. Loans reinsured on an excess of loss basis through December 31, 2008 will run off pursuant to the terms of the particular captive arrangement. New business remains eligible to be ceded under quota share reinsurance arrangements, limited to a 25% cede rate. During 2008 and 2009, many of our captive arrangements have either been terminated or placed into run-off.

Under these agreements the captives are required to maintain a separate trust account, of which we are the sole beneficiary. Premiums ceded to a captive are deposited into the applicable trust account to support the captive's layer of insured risk. These amounts are held in the trust account and are available to pay reinsured losses. The captive's ultimate liability is limited to the assets in the trust account. When specific time periods are met and the individual trust account balance has reached a required level, then the individual captive may make authorized withdrawals from its applicable trust account. In most cases, the captives are also allowed to withdraw funds from the trust account to pay verifiable federal income taxes and operational expenses. Conversely, if the account balance falls below certain thresholds, the individual captive may be required to contribute funds to the trust account. However, in most cases, our sole remedy if a captive does not contribute such funds is to put the captive into run-off (in a run-off, no new loans are reinsured by the captive but loans previously reinsured continue to be covered, with premium and losses continuing to be ceded on those loans). In the event that the captive's incurred but unpaid losses exceed the funds in the trust account, and the captive does not deposit adequate funds, we may also be allowed to terminate the captive agreement, assume the captive's obligations, transfer the assets in the trust accounts to us, and retain all future premium payments.

The reinsurance recoverable on loss reserves related to captive agreements was approximately $297 million at December 31, 2009. The total fair value of the trust fund assets under our captive agreements at December 31, 2009 was approximately $547 million. During 2009, $119 million of trust fund assets were transferred to us as a result of captive terminations. The transferred funds resulted in an increase in our investment portfolio (including cash and cash equivalents) and there was a corresponding decrease in our reinsurance recoverable on loss reserves, which is offset by a decrease in our net losses paid.

Since 2005, we have entered into three separate aggregate excess of loss reinsurance agreements under which we ceded approximately $130 million of risk in force in the aggregate to three special purpose reinsurance companies. In 2008, we terminated one of these excess of loss reinsurance agreements. The remaining amount of ceded risk in force at December 31, 2009 was approximately $48.1 million. Additionally, certain pool polices written by us have been reinsured with one domestic reinsurer. We receive a ceding commission under certain reinsurance agreements.

Generally, reinsurance recoverables on primary loss reserves and prepaid reinsurance premiums are supported by trust funds or letters of credit. As such, we have not established an allowance against these recoverables.

The effect of these agreements on premiums earned and losses incurred is as follows:

	2009	2008	2007
	(In thousands of dollars)		
Premiums earned:			
Direct	$1,406,977	$1,601,610	$1,430,964
Assumed	3,339	3,588	3,220
Ceded	(107,975)	(212,018)	(171,794)
Net premiums earned	$1,302,341	$1,393,180	$1,262,390
Losses incurred:			
Direct	$3,637,706	$3,553,029	$2,399,233
Assumed	4,290	1,456	517
Ceded	(262,552)	(482,984)	(34,327)
Net losses incurred	$3,379,444	$3,071,501	$2,365,423

In June 2008 we entered into a reinsurance agreement that was effective on the risk associated with up to $50 billion of qualifying new insurance written each calendar year. The term of the reinsurance agreement began April 1, 2008 and was scheduled to end on December 31, 2010, subject to two one-year extensions that could have been exercised by the reinsurer. Effective March 20, 2009, we terminated this reinsurance agreement. The termination resulted in a reinsurance fee of $26.4 million as reflected in our results of operations for the year ended December 31, 2009. There are no further obligations under this reinsurance agreement.

10. Investments in joint ventures

C-BASS

C-BASS, a limited liability company, is an unconsolidated, less than 50%-owned investment of ours that is not controlled by us. Historically, C-BASS was principally engaged in the business of investing in the credit risk of subprime single-family residential mortgages. In 2007, C-BASS ceased its operations and is managing its portfolio pursuant to a consensual, non-bankruptcy restructuring, under which its assets are to be paid out over time to its secured and unsecured creditors. As discussed below, in the third quarter of 2007, we concluded that our total equity interest in C-BASS was impaired. In addition, during the fourth quarter of 2007 due to additional losses incurred by C-BASS, we reduced the carrying value of our $50 million note from C-BASS to zero under equity method accounting. At December 31, 2009 our current book value of C-BASS, including our note receivable from C-BASS, remains at zero.

2007

Beginning in February 2007 and continuing through approximately the end of March 2007, the subprime mortgage market experienced significant turmoil. After a period of relative stability that persisted during April, May and through approximately late June, market dislocations recurred and then accelerated to unprecedented levels beginning in approximately mid-July 2007. As a result of margin calls from lenders that C-BASS was not able to meet, C-BASS's purchases of mortgages and mortgage securities and its securitization activities ceased.

On July 30, 2007, we announced that we had concluded that the value of our investment in C-BASS had been materially impaired and that the amount of the impairment could be our entire investment. In connection with the determination of our results of operations for the quarter ended September 30, 2007, we wrote down our entire equity investment in C-BASS through an impairment charge of $466 million. This impairment charge is reflected in our results of operations for year ended December 31, 2007.

We measured the value of our investment based upon the potential market for the equity interest in C-BASS and expected future cash flows of C-BASS, including a consensual, non-bankruptcy restructuring, which, subsequently occurred on November 16, 2007 through an override agreement with C-BASS's creditors. The override agreement provides that C-BASS's assets are to be paid out over time to its secured and unsecured creditors. The information used in our valuation was provided by C-BASS. We believe there is a high degree of uncertainty surrounding the amounts and timing of C-BASS's cash flows and our analysis of them involved significant management judgment based upon currently available facts and circumstances, which are subject to change. The market analysis as well as our analysis of the cash flow projections reflected little or no value for our equity interest in C-BASS. Based on these analyses our entire equity interest in C-BASS was written down through an impairment charge.

In mid-July 2007 we lent C-BASS $50 million under an unsecured credit facility. At September 30, 2007 this note was carried at face value on our consolidated balance sheet. During the fourth quarter of 2007 C-BASS incurred additional losses that caused us to reduce the carrying value of the note to zero under equity method accounting. A third party has an option that expires in December 2014 to purchase 22.5% of C-BASS' equity from us for an exercise price of $2.5 million.

A summary C-BASS income statement for the period indicated appears below.

C-BASS Summary Income Statement: (audited)

	For the Year Ended December 31, 2007
	(In millions of dollars)
Total net revenue	$(1,647.8)
Total expense	259.3
Loss before tax	$(1,907.1)
Company's loss from C-BASS	$ (499.6)

Sherman

During the period in which we held an equity interest in Sherman, Sherman was principally engaged in the business of purchasing and collecting for its own account delinquent consumer assets which are primarily unsecured, and in originating and servicing subprime credit card receivables. The borrowings used to finance these activities are included in Sherman's balance sheet. A substantial portion of Sherman's consolidated assets are investments in consumer receivable portfolios that do not have readily ascertainable market values. Sherman's results of operations are sensitive to estimates by Sherman's management of ultimate collections on these portfolios.

In August 2008 we sold our entire interest in Sherman to Sherman. Our interest sold represented approximately 24.25% of Sherman's equity. The sale price paid was $124.5 million in cash and by delivery of Sherman's unsecured promissory note in the principal amount of $85 million (the "Note"). The scheduled maturity of the Note is February 13, 2011 and it bears interest, payable monthly, at the annual rate equal to three-month LIBOR plus 500 basis points. The Note is issued under a Credit Agreement, dated August 13, 2008, between Sherman and MGIC.

At the time of sale the note had a fair value of $69.5 million (18.25% discount to par). The fair value was determined by comparing the terms of the Note to the discounts and yields on comparable bonds. The fair value was also discounted for illiquidity and lack of ratings. The discount will be amortized to interest income over the life of the Note. The gain recognized on the sale was $62.8 million, and is included in realized investment gains (losses) on the statement of operations for the year ended December 31, 2008. The value of the Sherman Note and related interest receivable at December 31, 2009 and 2008 was $78.1 million and $72.1 million, respectively, and is included in Other Assets on our consolidated balance sheet.

In connection with the sale we waived, effective at the time at which the Note is paid in full, our right to any contingent consideration for the sale of the interests in Sherman that we sold in September 2007 to an entity owned by the management of Sherman. Under that sale, we are entitled to an additional cash payment if the purchaser's after-tax rate of return on the interests purchased exceeds a threshold that equates to an annual return of 16%.

A summary Sherman income statement for the periods indicated appears below. Prior to the sale of our interest, we did not consolidate Sherman with us for financial reporting purposes, and we did not control Sherman. Sherman's internal controls over its financial reporting were not part of our internal controls over our financial reporting. However, our internal controls over our financial reporting included processes to assess the effectiveness of our financial reporting as it pertains to Sherman. We believe those processes were effective in the context of our overall internal controls.

Sherman Summary Income Statement:

	Year Ended December 31,	
	2008*	2007
	(Unaudited)	(Audited)
	(In millions of dollars)	
Revenues from receivable portfolios	$660.3	$ 994.3
Portfolio amortization	264.8	488.1
Revenues, net of amortization	395.5	506.2
Credit card interest income and fees	475.6	692.9
Other revenue	35.3	60.8
Total revenues	906.4	1,259.9
Total expenses	740.1	991.5
Income before tax	$166.3	$ 268.4
Company's income from Sherman	$ 35.6	$ 81.6

* The year ended December 31, 2008 only reflects Sherman's results and our income from Sherman through July 31, 2008 as a result of the sale of our remaining interest in August 2008.

The "Company's income from Sherman" line item in the table above includes $3.6 million and $15.6 million of additional amortization expense in 2008 and 2007, respectively, above Sherman's actual amortization expense, related to additional interests in Sherman that we purchased during the third quarter of 2006 at a price in excess of book value.

2007

In September 2007, we sold a portion of our interest in Sherman to an entity owned by Sherman's senior management. The interest sold by us represented approximately 16% of Sherman's equity. We received a cash payment of $240.8 million in the sale. We recorded a $162.9 million pre-tax gain on this sale, which is reflected in our results of operations for the year ended December 31, 2007 as a realized gain.

11. Benefit plans

We have a non-contributory defined benefit pension plan covering substantially all domestic employees, as well as a supplemental executive retirement plan. We also offer both medical and dental benefits for retired domestic employees and their spouses under a postretirement benefit plan. In October 2008 we amended our postretirement benefit plan. The amendment, which was effective January 1, 2009, terminated the benefits provided to retirees once they reach the age of 65. This amendment reduced our accumulated postretirement benefit obligation as of December 31, 2008 as shown in the charts below. The benefit from this amendment was amortized to net periodic benefit cost in 2009 and future periods. The following tables provide the components of aggregate annual net periodic benefit cost, the amounts recognized in the consolidated balance sheet, changes in the benefit obligation and the funded status of the pension, supplemental executive retirement and other postretirement benefit plans:

	Pension and Supplemental Executive Retirement Plans			Other Postretirement Benefits		
	12/31/2009	12/31/2008	12/31/2007	12/31/2009	12/31/2008	12/31/2007
	(In thousands of dollars)					
Components of Net Periodic Benefit Cost for fiscal year ending						
1. Company Service Cost	$ 8,154	$ 8,677	$ 10,047	$ 1,280	$ 3,886	$ 3,377
2. Interest Cost	14,300	13,950	12,225	1,463	4,966	3,874
3. Expected Return on Assets	(15,340)	(19,348)	(17,625)	(2,229)	(3,766)	(3,269)
4. Other Adjustments	—	—	—	—	—	—
Subtotal	7,114	3,279	4,647	514	5,086	3,982
5. Amortization of :						
a. Net Transition Obligation/(Asset)	—	—	—	—	283	283
b. Net Prior Service Cost/(Credit)	716	684	564	(6,059)	—	—
c. Net Losses/(Gains)	6,330	510	552	1,704	—	—
Total Amortization	7,046	1,194	1,116	(4,355)	283	283
6. Net Periodic Benefit Cost	14,160	4,473	5,763	(3,841)	5,369	4,265
7. Cost of SFAS 88 Events	—	—	—	—	—	—
8. Total Expense for Year	$ 14,160	$ 4,473	$ 5,763	$(3,841)	$ 5,369	$ 4,265

	12/31/2009	12/31/2008	12/31/2009	12/31/2008
	(In thousands of dollars)			
Reconciliation of Net Balance Sheet (Liability)/Asset				
1. Net Balance Sheet (Liability)/Asset at End of Prior Year	(22,310)	51,106	4,908	(23,143)
2. Amount Recognized in AOCI at End of Prior Year	104,420	2,247	(30,726)	2,737
3. (Accrued)/Prepaid Benefit Cost (before Adjustment) at End of Prior Year	82,110	53,353	(25,818)	(20,406)
4. Net Periodic Benefit (Cost)/Income for Fiscal Year	(14,160)	(4,473)	3,841	(5,369)
5. (Cost)/Income of SFAS 88 Events	—	—	—	—
6. Employer Contributions	10,000	33,000	—	—
7. Plan participants' contributions	—	—	(281)	(539)
8. Benefits Paid Directly by Company	231	230	738	496
9. Other Adjustment	—	—	105	—
10. (Accrued)/Prepaid Benefit Cost (before Adjustment) at End of Prior Year	78,181	82,110	(21,415)	(25,818)
11. Amount Recognized in AOCI at End of Year	(93,403)	(104,420)	36,190	30,726
12. Net Balance Sheet (Liability)/Asset at End of Year	(15,222)	(22,310)	14,775	4,908

Development of Funded Status

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
	(In thousands of dollars)			
Actuarial Value of Benefit Obligations				
1. Measurement Date	12/31/2009	12/31/2008	12/31/2009	12/31/2008
2. Accumulated Benefit Obligation	237,257	202,475	24,144	25,282
3. Projected Benefit Obligation	258,592	229,039	—	—
Funded Status				
1. Projected Accumulated Benefit Obligation	(258,592)	(229,039)	(24,144)	(25,282)
2. Plan Assets at Fair Value	243,369	206,729	38,920	30,190
3. Funded Status — Overfunded	N/A	N/A	14,776	4,909
4. Funded Status — Underfunded	(15,223)	(22,310)	N/A	N/A
Accumulated Other Comprehensive Income				
1. Net Actuarial (Gain)/Loss	$ 90,655	$ 101,646	$ 16,517	$ 27,319
2. Net Prior Service Cost/(Credit)	2,748	2,774	(52,707)	(58,045)
3. Net Transition Obligation/(Asset)	—	—	—	—
4. Total at Year End	93,403	104,420	(36,190)	(30,726)
Information for Plans with PBO / APBO in Excess of Plan Assets				
1. Projected Benefit Obligation/ Accumulated Postretirement Benefit Obligation	$ 258,592	$ 229,039	$ —	$ —
2. Accumulated Benefit Obligation/ Accumulated Postretirement Benefit Obligation	237,257	202,475	—	—
3. Fair Value of Plan Assets	243,369	206,729	—	—
Information for Plans with PBO / APBO Less Than Plan Assets				
1. Projected Benefit Obligation/ Accumulated Postretirement Benefit Obligation	$ —	$ —	$ —	$ —
2. Accumulated Benefit Obligation / Accumulated Postretirement Benefit Obligation	—	—	24,144	25,282
3. Fair Value of Plan Assets	—	—	38,920	30,190

The changes in the projected benefit obligation are as follows:

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
	(In thousands of dollars)			
Change in Projected Benefit Obligation				
1. Benefit Obligation at Beginning of Year	$229,039	$207,431	$25,282	$ 73,357
2. Company Service Cost	8,154	8,677	1,280	3,886
3. Interest Cost	14,300	13,950	1,463	4,966
4. Plan Participants' Contributions	—	—	281	539
5. Net Actuarial (Gain)/Loss due to Assumption Changes	17,428	(7,725)	359	3,523
6. Net Actuarial (Gain)/Loss due to Plan Experience	(5,800)	11,317	(2,490)	(49)
7. Benefit Payments from Fund	(4,988)	(4,381)	(467)	(1,265)
8. Benefit Payments Directly by Company	(231)	(230)	(738)	(496)
9. Plan Amendments	690	—	(721)	(59,179)
10. Other Adjustment			(105)	—
11. Benefit Obligation at End of Year	$258,592	$229,039	$24,144	$ 25,282

The changes in the fair value of the net assets available for plan benefits are as follows:

Change in Plan Assets

	12/31/2009	12/31/2008	12/31/2009	12/31/2008
	(In thousands of dollars)			
1. Fair Value of Plan Assets at Beginning of Year	$206,729	$258,536	$30,190	$ 50,215
2. Company Contributions	10,000	33,000	—	—
3. Benefit Payments from Fund	(4,988)	(4,381)	(467)	(1,265)
4. Actual Return on Assets	31,628	(80,426)	9,197	(18,760)
5. Fair Value of Plan Assets at End of Year	243,369	206,729	38,920	30,190

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
	(In thousands of dollars)			
Change in Net Actuarial Loss/(Gain)				
1. Net Actuarial Loss/(Gain) at end of prior year	$101,646	$ (1,211)	$ 27,319	$ 1,320
2. Amortization Credit/(Cost) For Year	(6,330)	(510)	(1,704)	—
3. Liability Loss/(Gain)	11,627	3,593	(2,131)	3,473
4. Asset Loss/(Gain)	(16,288)	99,774	(6,967)	22,526
5. Net Actuarial Loss/(Gain) at year end	$ 90,655	$101,646	$ 16,517	$ 27,319
Change in Accumulated Other Comprehensive Income (AOCI)				
1. AOCI in Prior Year	$104,420	$ 2,247	$(30,726)	$ 2,737
2. Increase/(Decrease) in AOCI				
a. Recognized during year — Net Recognized Transition Transition (Obligation)/Asset	—	—	—	(283)
b. Recognized during year — Prior Service (Cost)/Credit	(716)	(683)	6,059	—
c. Recognized during year — Net Actuarial (Losses)/Gains	(6,330)	(510)	(1,704)	—
d. Occurring during year — Prior Service Cost	690	—	(721)	(59,179)
e. Occurring during year — Net Actuarial Losses/(Gains)	(4,661)	103,366	(9,098)	25,999
f. Increase (decrease) due to adoption of SFAS 158	N/A	N/A	N/A	N/A
g. Other adjustments	—	—	—	—
3. AOCI in Current Year	$ 93,403	$104,420	$(36,190)	$(30,726)
Amortizations Expected to be Recognized During Next Fiscal Year				
1. Amortization of Net Transition Obligation/(Asset)	$ —	$ —	$ —	$ —
2. Amortization of Prior Service Cost/(Credit)	559	632	(6,138)	(6,059)
3. Amortization of Net Losses/(Gains)	5,754	6,876	1,025	1,888

The projected benefit obligations, net periodic benefit costs and accumulated postretirement benefit obligation for the plans were determined using the following weighted average assumptions.

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Actuarial Assumptions				
Weighted-Average Assumptions Used to Determine Benefit Obligations at year end				
1. Discount Rate	6.00%	6.50%	5.75%	6.50%
2. Rate of Compensation Increase	3.00%	3.00%	N/A	N/A
3. Social Security Increase	N/A	N/A	N/A	N/A
4. Pension Increases for Participants In-Payment Status	N/A	N/A	N/A	N/A
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Year				
1. Discount Rate	6.50%	6.50%	6.50%	6.50%
2. Expected Long-term Return on Plan Assets	7.50%	7.50%	7.50%	7.50%
3. Rate of Compensation Increase	3.00%	4.50%	N/A	N/A
4. Social Security Increase	N/A	N/A	N/A	N/A
5. Pension Increases for Participants In-Payment Status	N/A	N/A	N/A	N/A
Assumed Health Care Cost Trend Rates at year end				
1. Health Care Cost Trend Rate Assumed for Next Year	N/A	N/A	8.50%	8.00%
2. Rate to Which the Cost Trend Rate is Assumed to Decline (Ultimate Trend Rate)	N/A	N/A	5.00%	5.00%
3. Year That the Rate Reaches the Ultimate Trend Rate	N/A	N/A	2017	2015

In selecting a discount rate, we performed a hypothetical cash flow bond matching exercise, matching our expected pension plan and postretirement medical plan cash flows, respectively, against a selected portfolio of high quality corporate bonds. The modeling was performed using a bond portfolio of noncallable bonds with at least $25 million outstanding. The average yield of these hypothetical bond portfolios was used as the benchmark for determining the discount rate. In selecting the expected long-term rate of return on assets, we considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years.

During 2009 we moved a significant portion of the pension plan assets from equity securities to fixed income securities. The weighted-average asset allocations of the plans are as follows:

	Pension Plan		Other Postretirement Benefits	
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Plan Assets				
Allocation of Assets at year end				
1. Equity Securities	30%	70%	100%	100%
2. Debt Securities	70%	19%	0%	0%
3. Real Estate	0%	2%	0%	0%
4. Other	0%	9%	0%	0%
5. Total	100%	100%	100%	100%
Target Allocation of Assets				
1. Equity Securities	30%	77%	100%	100%
2. Debt Securities	70%	20%	0%	0%
3. Real Estate	0%	3%	0%	0%
4. Other	0%	0%	0%	0%
5. Total	100%	100%	100%	100%

In accordance with fair value guidance, we applied the following fair value hierarchy in order to measure fair value of our benefit plan assets:

Level 1 — Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs include equity securities, mutual funds, money market funds and certain U.S. Treasury securities and obligations of the U.S. government.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs include certain municipal, corporate and foreign bonds.

Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. There are no securities that utilize Level 3 inputs.

To determine the fair value of securities in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model.

The following table sets forth by level, within the fair value hierarchy, the pension plan assets at fair value as of December 31 2009.

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
		(In thousands of dollars)		
Pension Plan				
Mutual Funds	$46,938	$ —	$—	$ 46,938
Common Stocks	33,171	—	—	33,171
Corporate Bonds	—	129,435	—	129,435
U.S. Government Securities	10,332	—	—	10,332
Municipals	—	5,616	—	5,616
Foreign Bonds	—	15,834	—	15,834
Foreign Stocks	2,043	—	—	2,043
Total Assets at fair value	$92,484	$150,885	$—	$243,369

Our pension plan portfolio returns are expected to achieve the following objectives over each market cycle and for at least 5 years:

Fixed income allocation

- Protect actuarial benefit payment stream through asset liability matching
- Reduce volatility of investment returns compared to actuarial benefit liability

Equity allocation

- Protect long tailed liabilities through the use of equity portfolio
- Achieve competitive investment results

The primary focus in developing asset allocation ranges for the portfolio is the assessment of the portfolio's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed income securities and equity securities are:

	Minimum	Maximum
Fixed income	60%	100%
Equity	0%	40%
Cash equivalents	0%	10%

Investment in international oriented funds is limited to a maximum of 25% of the equity range.

The following table sets forth by level, within the fair value hierarchy, the postretirement plan assets at fair value as of December 31 2009.

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
		(In thousands of dollars)		
Postretirement Plan				
Mutual Funds	$38,920	$—	$—	$38,920
Total Assets at fair value	$38,920	$—	$—	$38,920

Our postretirement plan portfolio returns are expected to achieve the following objectives over each market cycle and for at least 5 years:

- Total return should exceed growth in the Consumer Price Index
- Achieve competitive investment results

The primary focus in developing asset allocation ranges for the portfolio is the assessment of the portfolio's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed income securities and equity securities are:

	Minimum	Maximum
Fixed income	0%	10%
Equity	90%	100%

Given the long term nature of this portfolio and the lack of any immediate need for significant cash flow, it is anticipated that the equity investments will consist of growth stocks and will typically be at the higher end of the allocation ranges above. Investment in international oriented funds is limited to a maximum of 18% of the portfolio.

The following tables show the actual and estimated future contributions and actual and estimated future benefit payments.

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
	(In thousands of dollars)			
Company Contributions				
Company Contributions for the Year Ending:				
1. Current — 1	$33,230	$10,530	$ —	$ 4,383
2. Current	10,231	33,230	—	—
3. Current + 1	10,575	10,284	—	—
Benefits Paid Directly by the Company				
Benefits Paid Directly by the Company for the Year Ending:				
1. Current — 1	$ 230	$ 230	$ 1,761	$ 1,478
2. Current	231	230	1,205	1,761
3. Current + 1	575	284	1,427	1,817
Plan Participants' Contributions				
Plan Participants' Contributions for the Year Ending:				
1. Current — 1	$ —	$ —	$ 539	$ 495
2. Current	—	—	281	539
3. Current + 1	—	—	409	436
Benefit Payments (Total)				
Actual Benefit Payments for the Year Ending:				
1. Current — 1	$ 4,611	$ 5,685	$ 1,222	$ 983
2. Current	5,218	4,611	923	1,222
Expected Benefit Payments for the Year Ending:				
3. Current + 1	7,734	6,169	1,018	1,380
4. Current + 2	8,827	7,256	1,238	1,608
5. Current + 3	10,287	8,444	1,454	1,920
6. Current + 4	11,500	9,655	1,567	2,140
7. Current + 5	13,892	10,895	1,824	2,224
8. Current + 6 — 10	83,034	75,028	11,926	14,354

The following other postretirement benefit payments, which reflect future service, are expected to be paid in the following fiscal years:

	Gross Benefits	Other Postretirement Benefits Medicare Part D Subsidy	Net Benefits
	(In thousands of dollars)		
Fiscal Year			
2010	1,018	—	1,018
2011	1,238	—	1,238
2012	1,454	—	1,454
2013	1,567	—	1,567
2014	1,824	—	1,824
Years 2015 — 2019	11,926	—	11,926

Health care sensitivities

For measurement purposes, an 8.0% health care trend rate was used for pre-65 benefits for 2009. In 2010, the rate is assumed to be 8.5%, decreasing to 5.0% by 2017 and remaining at this level beyond.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A 1% change in the health care trend rate assumption would have the following effects on other postretirement benefits:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(In thousands of dollars)	
Effect on total service and interest cost components	$ 340	$ (294)
Effect on postretirement benefit obligation	2,654	(2,327)

We have a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, we may make a profit sharing contribution of up to 5% of each participant's eligible compensation. We provide a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. We recognized profit sharing expense and 401(k) savings plan expense of $3.1 million, $4.5 million and $2.7 million in 2009, 2008 and 2007, respectively.

12. Income taxes

Net deferred tax assets and liabilities as of December 31, 2009 and 2008 are as follows:

	2009	2008
	(In thousands of dollars)	
Total deferred tax assets	$ 558,445	$ 396,024
Total deferred tax liabilities	(323,126)	(124,903)
Net deferred tax asset before valuation allowance	235,319	271,121
Valuation allowance	(238,490)	—
Net deferred tax (liability) asset	$ (3,171)	$ 271,121

The components of the net deferred tax (liability) asset as of December 31, 2009 and 2008 are as follows:

	2009	2008
	(In thousands of dollars)	
Unearned premium reserves	$ 18,668	$ 32,769
Convertible debentures	(34,208)	(41,137)
Net operating loss	299,582	—
Loss reserves	101,550	69,875
Unrealized (appreciation) depreciation in investments	(55,840)	27,521
Alternative minimum tax credit carryforward	—	27,719
Mortgage investments	19,073	17,765
Deferred compensation	19,621	18,605
Investments in joint ventures	(208,787)	(74,560)
Premium deficiency reserves	67,615	159,018
Loss due to "other than temporary" impairments	16,858	16,669
Other, net	(8,813)	16,877
Net deferred tax asset before valuation allowance	235,319	271,121
Valuation allowance	(238,490)	—
Net deferred tax (liability) asset	$ (3,171)	$271,121

We review the need to establish a deferred tax asset valuation allowance on a quarterly basis. We include an analysis of several factors, among which are the severity and frequency of operating losses, our capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning alternatives. As discussed below, we have reduced our benefit from income tax by establishing a valuation allowance during 2009.

In periods prior to 2008, we deducted significant amounts of statutory contingency reserves on our federal income tax returns. The reserves were deducted to the extent we purchased tax and loss bonds in an amount equal to the tax benefit of the deduction. The reserves are included in taxable income in future years when they are released for statutory accounting purposes or when the taxpayer elects to redeem the tax and loss bonds that were purchased in connection with the deduction for the reserves. Since the tax effect on these reserves exceeded the gross deferred tax assets less deferred tax liabilities, we believe that all gross deferred tax assets recorded in periods prior to the quarter ended March 31, 2009 were fully realizable. Therefore, we established no valuation reserve.

In the first quarter of 2009, we redeemed the remaining balance of our tax and loss bonds of $431.5 million. Therefore, the remaining contingency reserves were released for tax purposes and are no longer available to support any net deferred tax assets. Beginning with the first quarter of 2009, any benefit from income taxes, relating to operating losses, has been reduced or eliminated by the establishment of a valuation allowance. The valuation allowance, established during 2009, reduced our benefit from income taxes by $238.5 million.

Recently enacted legislation expands the carryback period for certain net operating losses from 2 years to 5 years. A total benefit for income taxes of $282.0 million has been recorded in the Consolidated Statement of Operations for the carryback of current year losses. Since the carryback period includes years where we have not reached final agreements on the amount of taxes due with the IRS, the receipt of any taxes recoverable may be delayed and subject to any final settlement.

Giving full effect to the carryback of net operating losses for federal income tax purposes, we have approximately $856 million of net operating loss carryforwards on a regular tax basis and $130 million of net operating loss carryforwards for computing the alternative minimum tax as of December 31, 2009. Any unutilized carryforwards are scheduled to expire at the end of tax year 2029.

The following summarizes the components of the benefit for income taxes:

	2009	2008	2007
	(In thousands of dollars)		
Current	$(621,170)	$(654,245)	$(369,507)
Deferred	175,194	250,940	(465,580)
Other	3,200	5,507	1,110
Benefit for income taxes	$(442,776)	$(397,798)	$(833,977)

We received $437.5 million, $938.1 million and $176.3 million in federal income tax in 2009, 2008 and 2007, respectively. These proceeds were primarily from the redemption of tax and loss bonds. At December 31, 2009, 2008 and 2007, we owned $0, $431.5 million and $1,319.6 million, respectively, of tax and loss bonds.

The reconciliation of the federal statutory income tax benefit rate to the effective income tax benefit rate is as follows:

	2009	2008	2007
Federal statutory income tax benefit rate	(35.0)%	(35.0)%	(35.0)%
Valuation allowance	13.5	—	—
Tax exempt municipal bond interest	(3.6)	(7.5)	(2.6)
Other, net	—	0.5	0.3
Effective income tax benefit rate	(25.1)%	(42.0)%	(37.3)%

The Internal Revenue Service ("IRS") has completed separate examinations of our federal income tax returns for the years 2000 through 2004 and 2005 through 2007 and has issued assessments for unpaid taxes, interest and penalties. The primary adjustment in both examinations relates to our treatment of the flow through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits ("REMICS"). The IRS has indicated that it does not believe that, for various reasons, we have established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We disagree with this conclusion and believe that the flow through income and loss from these investments was properly reported on our federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and have appealed these adjustments. The appeals process is ongoing and may last for an extended period of time, although it is possible that a final resolution may be reached during 2010. The assessment for unpaid taxes related to the REMIC issue for these years is $197.1 million in taxes and accuracy-related penalties, plus applicable interest. Other adjustments during taxable years 2000 through 2007 are not material, and have been agreed to with the IRS. On July 2, 2007, we made a payment of $65.2 million with the United States Department of the Treasury to eliminate the further accrual of interest. Although the resolution of this issue is uncertain, we believe that sufficient provisions for income taxes have been made for potential liabilities that may result. If the resolution of this matter differs materially from our estimates, it could have a material impact on our effective tax rate, results of operations and cash flows.

Under current guidance, when evaluating a tax position for recognition and measurement, an entity shall presume that the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. The interpretation adopts a benefit recognition model with a two-step approach, a more-likely-than-not threshold for recognition and derecognition, and a measurement attribute that is the greatest amount of benefit that is cumulatively greater than 50% likely of being realized. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Unrecognized Tax Benefits		
	2009	2008	2007
	(In millions of dollars)		
Balance at beginning of year	$87.9	$86.1	$81.0
Additions based on tax positions related to the current year	0.3	0.7	1.1
Additions for tax positions of prior years	2.9	1.1	4.0
Reductions for tax positions of prior years	—	—	—
Settlements	—	—	—
Balance at end of year	$91.1	$87.9	$86.1

All of the unrecognized tax benefits would affect our effective tax rate. We recognize interest accrued and penalties related to unrecognized tax benefits in income taxes. During 2009, we recognized $1.2 million in interest. As of December 31, 2009 and 2008 we had $22.6 million and $21.4 million of accrued interest related to uncertain tax positions, respectively. The statute of limitations related to the consolidated federal income tax return is closed for all tax years prior to 2000.

The establishment of this liability requires estimates of potential outcomes of various issues and requires significant judgment. Although the resolutions of these issues are uncertain, we believe that sufficient provisions for income taxes have been made for potential liabilities that may result. If the resolutions of these matters differ materially from our estimates, it could have a material impact on our effective tax rate, results of operations and cash flows. Although it is reasonably possible that a significant change in the balance of unrecognized tax benefits may occur within the next twelve months, at this time it is not possible to estimate the range due to the uncertainty of the potential outcomes.

13. Shareholders' equity, dividend restrictions and statutory capital

Effective January 1, 2009 we adopted new accounting guidance regarding accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. The guidance requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. The guidance requires retrospective application. As such, amounts relating to 2008 have been retrospectively adjusted to reflect our adoption of this guidance. The effect of this adoption increased our shareholder's equity by $77.3 million in 2008. (See note 2.)

In March 2008 we completed the public offering and sale of 42.9 million shares of our common stock at a price of $11.25 per share. We received net proceeds of approximately $460 million, after deducting underwriting discount and offering expenses. The number of shares and proceeds reflect the exercise in full of the underwriters' option to purchase additional shares of common stock. Of the 42.9 million shares of common stock sold, 7.1 million were newly issued shares and 35.8 million were common shares issued out of treasury. The cost of the treasury shares issued exceeded the proceeds from the sale by approximately $1.6 billion, which resulted in a deficiency. The deficiency was charged to paid-in capital related to previous treasury share transactions, and the remainder was charged to retained earnings.

A portion of the net proceeds of the offering along with the net proceeds of the debentures was used to increase the capital of MGIC, our principal insurance subsidiary, and a portion was also used for our general corporate purposes. (See Note 7.)

In June 2008 our shareholders approved an amendment to our Articles of Incorporation that increased the number of authorized shares of common stock from 300 million to 460 million. We have 28.9 million authorized shares reserved for conversion under our convertible debentures. (See Note 7.)

Dividends

Our insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years.

The senior notes and convertible debentures, discussed in Notes 6 and 7, are obligations of MGIC Investment Corporation, our holding company, and not of its subsidiaries. Payment of dividends from our insurance subsidiaries, which historically has been the principal source of our holding company cash inflow, is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. During the first three quarters of 2008, MGIC paid three quarterly dividends of $15 million each to our holding company, which increased the cash resources of our holding company. MGIC paid no such dividends in 2009. In 2010 and 2011, MGIC cannot pay any dividends to our holding company without approval from the OCI. There can be no assurances that such approvals can be obtained in order to service the debt at our holding company In addition, under the terms of the Fannie Mae Agreement and the Freddie Mac Notification, MGIC may not pay dividends to our holding company without the GSE's approval, however the GSEs have consented to dividends of not more than $100 million in the aggregate to purchase existing debt obligations of our holding company or to pay such obligations at maturity. Our other insurance subsidiaries can pay $3.9 million of dividends to our holding company with regulatory notice in 2010.

In 2008 and 2007, we paid dividends of $8.2 million and $63.8 million, respectively, or $0.075 per share in 2008 and $0.775 per share in 2007. In the fourth quarter of 2008, we suspended the payment of dividends.

Accounting Principles

The accounting principles used in determining statutory financial amounts differ from GAAP, primarily for the following reasons:

Under statutory accounting practices, mortgage guaranty insurance companies are required to maintain contingency loss reserves equal to 50% of premiums earned. Such amounts cannot be withdrawn for a period of ten years except as permitted by insurance regulations. With regulatory approval a mortgage guaranty insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net premiums earned in a calendar year. Changes in contingency loss reserves impact the statutory statement of operations. Contingency loss reserves are not reflected as liabilities under GAAP and changes in contingency loss reserves do not impact GAAP operations. A premium deficiency reserve that may be recorded on a GAAP basis when present value of expected future losses and expenses exceeds the present value of expected future premiums and already established loss reserves, may not be recorded on a statutory basis if the present value of expected future premiums and already established loss reserves and statutory contingency reserves, exceeds the present value of expected future losses and expenses.

Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized as the related premiums are earned commensurate with the expiration of risk.

Under statutory accounting practices, purchases of tax and loss bonds are accounted for as investments. Under GAAP, purchases of tax and loss bonds are recorded as payments of current income taxes.

Under statutory accounting practices, changes in deferred tax assets and liabilities are recognized as a separate component of gains and losses in statutory surplus. Under GAAP, changes in deferred tax assets and liabilities are recorded on the statement of operations as a component of the (credit) provision for income tax.

Under statutory accounting practices, fixed maturity investments are generally valued at amortized cost. Under GAAP, those investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are recorded at fair value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

Under statutory accounting practices, certain assets, designated as non-admitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

Under statutory accounting practices, our share of the net income or loss of our investments in joint ventures is credited directly to statutory surplus. Under GAAP, income from joint ventures is shown separately, net of tax, on the statement of operations.

The statutory net income, surplus and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance companies), as well as the surplus contributions made to MGIC and other insurance subsidiaries and dividends paid by MGIC to us, are as follows:

Year Ended December 31,	Net (loss) Income	Surplus	Contingency Reserve
	(In thousands of dollars)		
2009	$ (44,669)	$1,442,407	$ 417,587
2008	$(172,196)	$1,612,953	$2,087,265
2007	$ 467,928	$1,352,455	$3,465,428

Year Ended December 31,	Surplus Contributions Made to MGIC by the Parent Company	Surplus Contributions Made to Other Insurance Subsidiaries by the Parent Company	Dividends Paid by MGIC to the Parent Company
		(In thousands of dollars)	
2009	$ —	$ —	$ —
2008	550,000	175,000	170,000
2007	—	35,000	320,000

Statutory capital

The Office of the Commissioner of Insurance of Wisconsin is MGIC's principal insurance regulator. To assess a mortgage guaranty insurer's capital adequacy, Wisconsin's insurance regulations require that a mortgage guaranty insurance company maintain "policyholders position" of not less than a minimum computed under a formula. Policyholders position is the insurer's net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums, with credit given for authorized reinsurance. The minimum required by the formula ("MPP") depends on the insurance in force and whether the loans insured are primary insurance or pool insurance and further depends on the LTV ratio of the individual loans and their coverage percentage (and in the case of pool insurance, the amount of any deductible). If a mortgage guaranty insurer does not meet MPP it may be prohibited from writing new business until its policyholders position meets the minimum.

Some states that regulate us have provisions that limit the risk-to-capital ratio of a mortgage guaranty insurance company to 25:1. This ratio is computed on a statutory basis for our combined insurance operations and is our net risk in force divided by our policyholders' position. Policyholders' position consists primarily of statutory policyholders' surplus, plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage insurance company is required to make annual contributions to the contingency reserve of approximately 50% of net earned premiums. These contributions must generally be maintained for a period of ten years. However, with regulatory approval a mortgage insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net earned premium in a calendar year. If an insurance company's risk-to-capital ratio exceeds the limit applicable in a state, it may be prohibited from writing new business in that state until its risk-to-capital ratio falls below the limit.

At December 31, 2009, MGIC exceeded MPP by $213 million, and we exceeded MPP by $300 million on a combined basis. At December 31, 2009 MGIC's risk-to-capital was 19.4:1 and was 22.1:1 on a combined basis. See Note 1 — "Nature of business — Capital" for a discussion of our capital plans.

Share-based compensation plans

We have certain share-based compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. Awards under our plans generally vest over periods ranging from one to five years.

The compensation cost that has been charged against income for the share-based plans was $15.2 million, $17.4 million and $19.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. The related income tax benefit recognized for the share-based compensation plans was $5.3 million, $6.1 million and $6.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

We have stock incentive plans that were adopted in 1991 and 2002. When the 2002 plan was adopted, no further awards could be made under the 1991 plan. The maximum number of shares covered by awards under the 2002 plan is the total of 7.1 million shares plus the number of shares that must be purchased at a purchase price of not less than the fair market value of the shares as a condition to the award of restricted stock under the 2002 plan. The maximum number of shares of restricted stock that can be awarded under the 2002 plan is 5.9 million shares. Both plans provide for the award of stock options with maximum terms of 10 years and for the grant of restricted stock or restricted stock units. The 2002 plan also provides for the grant of stock appreciation rights. The exercise price of options is the closing price of the common stock on the New York Stock Exchange on the date of grant. The vesting provisions of options, restricted stock and restricted stock units are determined at the time of grant. Newly issued shares are used for exercises under the 1991 plan and treasury shares are used for exercises under the 2002 plan. Directors may receive awards under the 2002 plan and were eligible for awards of restricted stock under the 1991 plan.

A summary of option activity in the stock incentive plans during 2009 is as follows:

	Weighted Average Exercise Price	Shares Subject to Option
Outstanding, December 31, 2008	$56.03	2,514,150
Granted	—	—
Exercised	—	—
Forfeited or expired	47.98	(215,750)
Outstanding, December 31, 2009	$56.78	2,298,400

There were no options granted in 2009, 2008 or 2007. For the year ended December 31, 2007, the total intrinsic value of options exercised (i.e., the difference in the market price at exercise and the price paid by the employee to exercise the option) was $0.7 million. The total amount of value received from exercise of options was $2.9 million and the related net tax benefit realized from the exercise of those stock options was $0.3 million for the year ended December 31, 2007. There were no options exercised in 2009 or 2008.

The following is a summary of stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable		
Exercise Price Range	Shares	Remaining Average Life (years)	Weighted Average Exercise Price	Shares	Remaining Average Life (years)	Weighted Average Exercise Price
$43.70 — 47.31	876,950	1.3	$44.71	876,950	1.3	$44.71
$53.70 — 68.20	1,421,450	2.6	$64.23	1,421,450	2.6	$64.23
Total	2,298,400	2.1	$56.78	2,298,400	2.1	$56.78

The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2009 was zero. The aggregate intrinsic value represents the total pre-tax intrinsic value based on our closing stock price of $5.78 as of December 31, 2009 which would have been received by the option holders had all option holders exercised their options on that date. Because our closing stock price at December 31, 2009 was below all exercise prices, none of the outstanding options had any intrinsic value.

A summary of restricted stock or restricted stock units during 2009 is as follows:

	Weighted Average Grant Date Fair Market Value	Shares
Restricted stock outstanding at December 31, 2008	$37.89	2,370,930
Granted	3.11	1,675,750
Vested	30.34	(567,990)
Forfeited	43.72	(163,380)
Restricted stock outstanding at December 31, 2009	$21.27	3,315,310

At December 31, 2009, the 3.3 million shares of restricted stock outstanding consisted of 2.3 million shares that are subject to performance conditions ("performance shares") and 1.0 million shares that are subject only to service conditions ("time vested shares"). The weighted-average grant date fair value of restricted stock granted during 2008 and 2007 was $15.38 and $62.17, respectively. The fair value of restricted stock granted is the closing price of the common stock on the New York Stock Exchange on the date of grant. At December 31, 2009, 1,668,889 shares were available for future grant under the 2002 stock incentive plan. Of the shares available for future grant, 1,544,469 are available for restricted stock awards. The total fair value of restricted stock vested during 2009, 2008 and 2007 was $1.3 million, $3.3 million and $20.7 million, respectively.

As of December 31, 2009, there was $34.6 million of total unrecognized compensation cost related to nonvested share-based compensation agreements granted under the Plan. Of this total, $28.4 million of unrecognized compensation costs relate to performance shares and $6.2 million relates to time vested shares. The unrecognized costs associated with the performance shares may or may not be recognized in future periods, depending upon whether or not the performance conditions are met. The cost associated with the time vested shares is expected to be recognized over a weighted-average period of 0.8 years.

14. Leases

We lease certain office space as well as data processing equipment and autos under operating leases that expire during the next six years. Generally, rental payments are fixed.

Total rental expense under operating leases was $6.8 million, $8.1 million and $7.7 million in 2009, 2008 and 2007, respectively.

At December 31, 2009, minimum future operating lease payments are as follows (in thousands of dollars):

2010	$ 5,112
2011	2,755
2012	1,674
2013	565
2014 and thereafter	464
Total	$10,570

15. Litigation and contingencies

In addition to the matters described below, we are involved in other litigation in the ordinary course of business. In our opinion, the ultimate resolution of this ordinary course litigation will not have a material adverse effect on our financial position or results of operations.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. Seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC's settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. Since December 2006, class action litigation was separately brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. While we are not a defendant in any of these cases, there can be no assurance that we will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on us.

We are subject to comprehensive, detailed regulation by state insurance departments. These regulations are principally designed for the protection of our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business. Given the recent significant losses incurred by many insurers in the mortgage and financial guaranty industries, our insurance subsidiaries have been subject to heightened scrutiny by insurance regulators. State insurance regulatory authorities could take actions, including changes in capital requirements or termination of waivers of capital requirements, that could have a material adverse effect on us.

In June 2005, in response to a letter from the New York Insurance Department, we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the New York Insurance Department requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years' experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the New York Insurance Department that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce, which regulates insurance, we provided the Department with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the Minnesota Department of Commerce, and beginning in March 2008 that Department has sought additional information as well as answers to questions regarding captive mortgage reinsurance on several occasions. In June 2008, we received a subpoena from the Department of Housing and Urban Development, commonly referred to as HUD, seeking information about captive mortgage reinsurance similar to that requested by the Minnesota Department of Commerce, but not limited in scope to the state of Minnesota. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The anti-referral fee provisions of RESPA provide that HUD as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

In October 2007, the Division of Enforcement of the Securities and Exchange Commission requested that we voluntarily furnish documents and information primarily relating to C-BASS, the now-terminated merger with Radian and the subprime mortgage assets "in the Company's various lines of business." We have provided responsive documents and/or other information to the Securities and Exchange Commission and understand this matter is ongoing.

Five previously-filed purported class action complaints filed against us and several of our executive officers were consolidated in March 2009 in the United States District Court for the Eastern District of Wisconsin and Fulton County Employees' Retirement System was appointed as the lead plaintiff. The lead plaintiff filed a Consolidated Class Action Complaint (the "Complaint") on June 22, 2009. Due in part to its length and structure, it is difficult to summarize briefly the allegations in the Complaint but it appears the allegations are that we and our officers named in the Complaint violated the federal securities laws by misrepresenting or failing to disclose material information about (i) loss development in our insurance in force, and (ii) C-BASS, including its liquidity. The Complaint also names two officers of C-BASS with respect to the Complaint's allegations regarding C-BASS. The purported class period covered by the Complaint begins on October 12, 2006 and ends on February 12, 2008. The Complaint seeks damages based on purchases of our stock during this time period at prices that were allegedly inflated as a result of the purported misstatements and omissions. With limited exceptions, our bylaws provide that our officers are entitled to indemnification from us for claims against them of the type alleged in the Complaint. Our motion to dismiss the Complaint was granted on February 18, 2010. Under the Court's order, plaintiffs may, on or before March 18, 2010, move for leave to file an amended complaint. We are unable to predict the outcome of these consolidated cases or estimate our associated expenses or possible losses. Other lawsuits alleging violations of the securities laws could be brought against us.

Several law firms have issued press releases to the effect that they are investigating us, including whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan's investment in or holding of our common stock or whether we breached other legal or fiduciary obligations to our shareholders. With limited exceptions, our bylaws provide that our officers and 401(k) plan fiduciaries are entitled to indemnification from us for claims against them. We intend to defend vigorously any proceedings that may result from these investigations.

As we previously disclosed, for some time we have had discussions with lenders regarding their objections to rescissions that in the aggregate are material. On December 17, 2009, Countrywide filed a complaint for declaratory relief in the Superior Court of the State of California in San Francisco against MGIC. Countrywide's complaint alleges that MGIC has denied, and continues to deny, valid mortgage insurance claims submitted by Countrywide and says it seeks declaratory relief regarding the proper interpretation of the flow insurance policies at issue. On January 19, 2010, we removed this case to the United States District Court for the Northern District of California. On February 18, 2010, Countrywide filed a motion to have the case remanded to the Superior Court of the State of California in San Francisco. On February 24, 2010, we commenced an arbitration action against Countrywide seeking a determination that MGIC was entitled to deny and/or rescind coverage on the loans involved in the arbitration demand, which numbered more than 1,400 loans as of the filing of the demand. On February 25, 2010, we filed a motion to stay proceedings in the Northern District of California in view of, among other things, the parties' arbitration agreement and the pending arbitration. We intend to defend MGIC against the allegations in Countrywide's complaint, and to pursue the arbitration, vigorously. However, we are unable to predict the outcome of these proceedings or their effect on us. Also we are unable to make a reasonable estimate of what the potential liability to us would be in the event we would be required to change our current rescission practices. During 2008 and 2009, rescissions of Countrywide-related flow loans mitigated our paid losses by approximately

$100 million. In addition, we have a substantial pipeline of claims investigations involving loans related to Countrywide that we expect will eventually result in future rescissions.

Our mortgage insurance business utilizes its underwriting skills to provide an outsourced underwriting service to our customers known as contract underwriting. Under our contract underwriting agreements, we may be required to provide certain remedies to our customers if certain standards relating to the quality of our underwriting work are not met, we have an established reserve for such obligations. The cost of remedies provided by us to customers for failing to meet these standards has not been material to our financial position or results of operations for the years ended December 31, 2009, 2008 and 2007. However, a generally positive economic environment for residential real estate that continued until approximately 2007 may have mitigated the effect of some of these costs, and claims for remedies may be made a number of years after the underwriting work was performed. A material portion of our new insurance written through the flow channel in recent years, including for 2006 and 2007, involved loans for which we provided contract underwriting services. We believe the rescission of mortgage insurance coverage on loans on which we also provided contract underwriting services may make a claim for a contract underwriting remedy more likely to occur. In the second half 2009, we experienced an increase in claims for contract underwriting remedies, which may continue. Hence, there can be no assurance that contract underwriting remedies will not be material in the future.

See note 12 — "Income taxes" for a description of federal income tax contingencies.

16. Unaudited quarterly financial data

2009	Quarter				2009
	First	Second	Third	Fourth	Year
	(In thousands of dollars, except share data)				
Net premiums written	$ 347,513	330,383	278,254	286,877	1,243,027
Net premiums earned	355,830	347,132	293,515	305,864	1,302,341
Investment income, net of expenses	77,173	78,036	75,528	73,941	304,678
Loss incurred, net	757,893	769,631	971,043	880,877	3,379,444
Change in premium deficiency reserves	(164,801)	(62,386)	(19,346)	(14,617)	(261,150)
Underwriting and other expenses	62,549	61,721	59,133	56,209	239,612
Net loss	(184,560)	(339,835)	(517,768)	(280,114)	(1,322,277)
Loss per share(a):					
Basic	(1.49)	(2.74)	(4.17)	(2.25)	(10.65)
Diluted	(1.49)	(2.74)	(4.17)	(2.25)	(10.65)

2008	Quarter				2008
	First	Second	Third	Fourth	Year
	(In thousands of dollars, except share data)				
Net premiums written	$ 368,454	$ 371,797	$ 365,042	$ 360,754	$1,466,047
Net premiums earned	345,488	350,292	342,312	355,088	1,393,180
Investment income, net of expenses	72,482	76,982	78,612	80,441	308,517
Loss incurred, net	691,648	688,143	788,272	903,438	3,071,501
Change in premium deficiency reserves	(263,781)	(158,898)	(204,240)	(129,586)	(756,505)
Underwriting and other expenses	76,986	68,236	62,424	63,668	271,314
Net loss	(34,497)	(99,885)	(115,385)	(275,588)	(525,355)
Loss per share(a):					
Basic	(0.41)	(0.81)	(0.93)	(2.23)	(4.61)
Diluted	(0.41)	(0.81)	(0.93)	(2.23)	(4.61)

(a) Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.

Directors

James A. Abbott
Chairman and Principal
American Security Mortgage Corp.
Charlotte, NC
A mortgage banking company

Karl E. Case
Professor of Economics
Wellesley College
Wellesley, MA

Curt S. Culver
Chairman and Chief Executive Officer
MGIC Investment Corporation
Milwaukee, WI

David S. Engelman
Private Investor
San Diego, CA

Thomas M. Hagerty
Managing Director
Thomas H. Lee Partners LP
Boston, MA
A private investment firm

Kenneth M. Jastrow, II
Non-Executive Chairman
Forestar Group Inc.
Austin, TX
A company engaged in various real estate and natural resource businesses

Daniel P. Kearney
Business Consultant and Private Investor
Chicago, IL

Michael E. Lehman
Former Executive Vice President and Chief Financial Officer
Sun Microsystems, Inc.
Menlo Park, CA
A provider of computer systems and professional support services

William A. McIntosh
Former Executive Committee Member and Managing Director
Salomon Brothers Inc
New York, NY
An investment banking firm

Leslie M. Muma
Former President and Chief Executive Officer
Fiserv, Inc.
Brookfield, WI
A financial industry automation products and services company

Donald T. Nicolaisen
Former Chief Accountant
United States Securities and Exchange Commission
Washington, DC

Officers

MGIC Investment Corporation

Chairman and Chief Executive Officer
Curt S. Culver

President and Chief Operating Officer
Patrick Sinks

Executive Vice Presidents
Jeffrey H. Lane
General Counsel and Secretary

J. Michael Lauer
Chief Financial Officer

Senior Vice Presidents
James A. Karpowicz
Chief Investment Officer and Treasurer

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Vice President
Timothy J. Mattke
Controller

Mortgage Guaranty Insurance Corporation

Chairman and Chief Executive Officer
Curt S. Culver

President and Chief Operating Officer
Patrick Sinks

Executive Vice Presidents
Jeffrey H. Lane
General Counsel and Secretary

J. Michael Lauer
Chief Financial Officer

Lawrence J. Pierzchalski
Risk Management

Senior Vice Presidents
Carla A. Gallas
Claims

James A. Karpowicz
Chief Investment Officer and Treasurer

Michael G. Meade
Information Services and Chief Information Officer

Steven T. Snodgrass
Capital Markets

Cheryl L. Webb
Field Operations

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Michael J. Zimmerman
Investor Relations

Vice Presidents
Gary A. Antonovich
Internal Audit

Stephen M. Dempsey
Managing Director

Sandra K. Dunst
Claims Operations

Edward G. Durant
Analytic Services

David A. Greco
Credit Policy

Ralph J. Gundrum
Securities Law Counsel, Assistant General Counsel and Assistant Secretary

Heidi A. Heyrman
Regulatory Relations, Assistant General Counsel and Assistant Secretary

Steven F. Himebauch
National Accounts

James J. Hughes
Managing Director

W. Thomas Hughes
Managing Director

Malcom T. Hurst
Sales

Eric B. Klopfer
International Strategic Initiatives and Regulatory, Assistant General Counsel Affairs

Mark J. Krauter
National Accounts

Robin D. Mallory
Managing Director

Mark E. Marple
Mortgage Banking Strategies

Timothy J. Mattke
Controller

Salvatore A. Miosi
Marketing

Jeffrey N. Nielsen
Financial Planning/Analysis

Lisa M. Pendergast
Assistant Treasurer

Eric L. Rice
Sales

John R. Schroeder
Risk Management

Julie K. Sperber
Assistant Controller

Dan D. Stilwell
Chief Compliance Officer, Assistant General Counsel and Assistant Secretary

James R. Stirling
Information Services and Chief Technology Officer

Kurt J. Thomas
Human Resources

Steven M. Thompson
Risk Management

Kathleen E. Valenti
Loss Mitigation

Bernhard W. Verhoeven
Risk Management

John S. Wiseman
Managing Director

Jerry L. Wormmeester
National Accounts

Performance Graph

The graph below compares the cumulative total return on (a) our Common Stock, (b) a composite peer group index selected by us, (c) the Russell 1000 Financial Index and (d) the Russell 2000 Financial Index. Our peer group consists of Radian Group Inc., The PMI Group, Inc. and Triad Guaranty Inc. We selected this peer group because it includes each of the public companies, other than us, for which private mortgage insurance is the primary business. In 2008, Triad Guaranty Inc. ceased writing new private mortgage insurance. We nevertheless include Triad Guaranty Inc. in our peer group because it was writing business during the majority of the period covered by the graph below and because we did not want our peer group to consist of only two companies. As of October 1, 2009, the Russell 1000 Financial Index was discontinued. As a result, we decided to replace it with the Russell 2000 Financial Index, an index that includes our common stock.


160
140
120
100
80
60
40
20
0
2004
2005
2006
2007
2008
2009
Russell 2000 Financial Index
Russell 1000 Financial Index*
Peer Index
MGIC

	2004	2005	2006	2007	2008	2009
Russell 2000 Financial Index	100	99	115	93	67	64
Russell 1000 Financial Index*	100	107	127	105	51	63*
Peer Index	100	102	106	26	6	10
MGIC	100	96	93	34	5	9

* As of October 1, 2009, the Russell 1000 Financial Index was discontinued. As a result, its performance is through October 1, 2009 rather than December 31, 2009.

Shareholder Information

The Annual Meeting
The Annual Meeting of Shareholders of MGIC Investment Corporation will convene at 9 a.m. Central Time on May 6, 2010 at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin.

10-K Report
Copies of the Annual Report on Form 10-K, as amended, for the year ended December 31, 2009, filed with the Securities and Exchange Commission, are available without charge to shareholders on request from:

Secretary
MGIC Investment Corporation
P. O. Box 488
Milwaukee, WI 53201

The Annual Report on Form 10-K referred to above includes as exhibits certifications from the Company's Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act. Following the 2009 Annual Meeting of Shareholders, the Company's Chief Executive Officer submitted a Written Affirmation to the New York Stock Exchange that he was not aware of any violation by the Company of the corporate governance listing standards of the Exchange.

Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164
(800) 468-9716

Corporate Headquarters
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Mailing Address
P. O. Box 488
Milwaukee, Wisconsin 53201

Shareholder Services
(414) 347-6596

MGIC Stock
MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At March 5, 2010, 125,561,696 shares were outstanding. The following table sets forth for 2008 and 2009 by quarter the high and low sales prices of the Common Stock on the New York Stock Exchange.

	2008		2009	
Quarters	High	Low	High	Low
1st	$22.72	$9.66	$4.45	$0.70
2nd	14.14	5.41	5.90	1.32
3rd	12.50	3.51	9.94	3.27
4th	8.91	1.58	7.56	3.72

In 2008, the Company declared and paid the following cash dividends:

	2008
Quarters	
1st	$.025
2nd	.025
3rd	.025
4th	—
	$.075

In October 2008, the Company's Board discontinued payment of our dividend.

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. For a discussion of these restrictions, see "Management's Discussion and Analysis — Liquidity and Capital Resources" and Note 13 of the Notes to the Consolidated Financial Statements.

As of February 15, 2010, the number of shareholders of record was 138. In addition, we estimate that there are more than 17,000 beneficial owners of shares held by brokers and fiduciaries.

MGIC INVESTMENT CORPORATION

MGIC Investment Corporation
MGIC Plaza, Milwaukee, Wisconsin 53202 • http://mtg.mgic.com